

Notice of Annual
Meeting of Stockholders
and Proxy Statement

2026

OUR VISION
To create a healthier world for all people

OUR MISSION
To discover, develop and deliver innovative therapeutics for people with life-threatening diseases

OUR CORE VALUES

Integrity

Inclusion

Excellence

Teamwork

Accountability

OUR LEADERSHIP COMMITMENTS



Our Leadership Commitments

I AM BOLD · I CARE · I LISTEN · I TRUST · I OWN

OUR CORPORATE STRATEGY

LONG-TERM AMBITIONS

 Bring 10+ Transformative Therapies to Patients by 2030

 Be a Biotech Employer and Partner of Choice

 Deliver Shareholder Value in a Sustainable, Responsible Manner

STRATEGIC PRIORITIES

▶ **Maximize** Impact of **Long-Acting** HIV

▶ **Accelerate Pipeline Build** in Oncology and Inflammation

▶ **Adopt and Scale AI** to Transform How We Work

▶ **Prioritize Investments** for Highest Impact

▶ **Strengthen Collaboration** to Accelerate Innovation



Letter from Our Chairman and Chief Executive Officer

Dear Stockholders,

Thank you for investing in Gilead at this exciting and dynamic time for the company. In 2025, we made history with lenacapavir for HIV prevention and continued to advance the strongest pipeline in our nearly 40-year history. Our momentum continues to build after another year of consistent growth and commercial excellence, along with plans for significant launch activity and no major loss of exclusivity expected for the coming decade. All of this gives us an exceptionally strong foundation to deliver on our mission in 2026 and beyond.

The investments and choices we made over the past year through our transformation strategy have directly shaped this era of impact and growth for Gilead. We have extended our leadership in HIV, while also driving innovation across virology, oncology and inflammation.

Gilead's HIV business is the strongest it has ever been. In 2025, we achieved record sales driven by Biktarvy, the most-prescribed HIV treatment, along with significant growth in HIV prevention. We have been extremely pleased with the launch of Yeztugo, the world's first twice-yearly HIV prevention following FDA approval. With its unique potential to bend the curve of the HIV epidemic, Yeztugo is a transformative medicine that we expect to drive durable, steady and long-term growth in our HIV prevention business for years to come. With up to seven potential treatment and prevention launches by 2033, we are well positioned to extend our HIV leadership into the 2040s.

In oncology, we received positive data for Trodelvy in breast cancer and for anito-cel in multiple myeloma, positioning us for potential approvals in 2026. Both therapies would build on our track record of delivering transformative or potentially curative therapies for patients with the most aggressive forms of cancer. We also recently announced an agreement to acquire Arcellx, our partner on anito-cel since 2022. The agreement, which is subject to customary closing conditions, reflects our conviction in anito-cel's potential as a best-class cell therapy with a differentiated safety profile, and our intention to bring that potential to patients as quickly as possible.

We continue to advance our portfolio of therapies for inflammation and liver diseases to support pipeline diversification and long-term growth. The launch of Livdelzi for primary biliary cholangitis has seen rapid adoption, and we could potentially see a U.S. launch of bulevirtide for chronic hepatitis delta in 2026.

All this progress reflects the success of our strategy, and we are excited by what's to come. We anticipate a steady cadence of upcoming Phase 3 readouts and potential near-term launches ahead. Importantly, our financial position is robust, underpinned by a disciplined and proactive approach to expense management and business development. We remain focused on strong execution and growing long-term value for our shareholders.

As we enter 2026, and on behalf of the Gilead Board of Directors, thank you for being part of our progress and our work to create a healthier world for all people.

Sincerely,

Daniel O'Day
Chairman and Chief Executive Officer



Letter from Our Lead Independent Director

Dear Stockholders,

At Gilead, our vision remains clear: to create a healthier world for all people. In 2025, the company advanced pioneering work in virology, oncology and inflammation, delivering innovative therapies that offer new hope to those affected by serious diseases.

The Board of Directors plays a critical role in overseeing the company's long-term strategy and supporting the best interests of our stockholders. This past year, the Board focused on Gilead's efforts to strengthen our HIV leadership, build a differentiated oncology portfolio and drive long-term diversification, while also maintaining close attention to capital allocation, risk management and leadership development. Through disciplined oversight and efficient execution by management, Gilead exited 2025 in a robust position, supported by growth in our HIV business and Trodelvy franchise, multiple positive pivotal trial read-outs, the deepest pipeline in our history and a strong operating margin.

The Board also dedicated significant time to overseeing Gilead's risk profile amid an increasingly complex external environment. Key areas that we believe have the significant potential to affect long-term value include portfolio decisions, competitive and regulatory developments, geopolitical uncertainty and evolving industry requirements. We also devoted time to the governance of emerging technologies, recognizing the transformative potential of artificial intelligence (AI) in our business and industry. Within this context, the Board oversaw the rollout of Gilead's AI Principles in February 2025 and engaged in ongoing, detailed discussions with management on the responsible integration and use of AI across the business. We believe it is important that Gilead's AI strategy incorporate appropriate controls, accountability and risk management.

As Lead Independent Director, my role is to empower the leadership of our independent directors and support effective oversight. I remain committed to fostering a collaborative and transparent partnership with executive management, while ensuring constructive challenge and independent judgment in Board deliberations. Through regular executive sessions of the independent directors, a comprehensive Board self-assessment process and candid conversations outside the boardroom, we continue to drive management accountability, provide strategic input and support disciplined decision-making that enhances performance and delivers sustainable, long-term value.

Engaging directly with our stockholders remains one of the most rewarding aspects of my role. In 2025, Gilead engaged with investors representing approximately 42% of our outstanding shares, and I had the pleasure of meeting with investors representing approximately 30% of our outstanding shares. The perspectives we heard—spanning business strategy, Board composition, corporate governance practices, executive compensation and corporate responsibility—meaningfully informed our deliberations and subsequent actions, reinforcing our commitment to transparency, accountability and alignment with stockholder interests.

Looking ahead, the Board is confident in Gilead's strategic direction and leadership. Long-term success requires both strong performance today and thoughtful preparation for the future, grounded in robust oversight, sound governance and a focus on sustainable value creation.

On behalf of the Board, thank you for your continued trust, engagement and support. We look forward to our ongoing dialogue and to serving your interests in the year ahead.

Sincerely,

Anthony Welters

Anthony Welters
Lead Independent Director

Notice of Annual Meeting of Stockholders

Proposal	Items of Business
1	To elect the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified. ✔ **FOR** each director nominee
2	To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. ✔ **FOR**
3	To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement. ✔ **FOR**
4	To approve the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan. ✔ **FOR**
5	To vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting. ✘ **AGAINST**
6	To vote on a stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting. ✘ **AGAINST**
7	To vote on a stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting. ✘ **AGAINST**

To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Gilead Sciences, Inc., a Delaware corporation ("Gilead," the "company," "we," "our" or "us"), of proxies to be voted at our 2026 annual meeting of stockholders (the "Annual Meeting") to be held on Thursday, April 30, 2026, at 10:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof, for the matters set forth above.

On or about March 20, 2026, we made available this Proxy Statement and the accompanying proxy card to all stockholders entitled to vote at the Annual Meeting.



WHEN

Thursday, April 30, 2026
10:00 a.m. Pacific Daylight Time



WHERE

Via Webcast at
www.virtualshareholdermeeting.com/GILD2026



RECORD DATE

Friday, March 6, 2026

Voting

Holders of Gilead common stock at the close of business on the Record Date are entitled to vote. Whether or not you expect to attend the Annual Meeting, please grant a proxy to vote by <u>one</u> of the following procedures as promptly as possible in order to ensure your representation at the Annual Meeting. For more specific voting instructions, please refer to "Questions and Answers" in this Proxy Statement.

PRIOR TO THE MEETING:



BY INTERNET*

www.proxyvote.com



BY TELEPHONE*

+1-800-690-6903 (for stockholders of record, if you requested paper copies of the proxy materials)



BY MAIL

Complete, date, sign and return the proxy card mailed to you (if you request one) or voting instruction card (if sent by your nominee)

* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials. Voting by telephone and internet closes on April 29, 2026 at 8:59 p.m., Pacific Daylight Time.

DURING THE MEETING:



BY INTERNET*

www.virtualshareholdermeeting.com/GILD2026

* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials.

Table of Contents

Overview

2025 Business Highlights

In 2025, Gilead delivered another strong year of clinical, commercial and operational milestones. Our achievements are reflective of the continued execution on our strategic priorities, and we ended the year in a position of strength—we remained the leader in HIV treatment and prevention, delivered strong commercial performance across our core business, advanced the most robust clinical and launch pipeline in our history and strengthened our solid financial foundation.

2025 FINANCIAL HIGHLIGHTS			
$28.9 BILLION Total Product Sales *+$1.2 Billion YoY for base business*	**$20.8 BILLION** HIV Product Sales *+6% YoY*	**34%** GAAP Operating Margin **45%** Non-GAAP Operating Margin[1]	**$5.9 BILLION** Dividends and Share Repurchases

2025 PIPELINE HIGHLIGHTS		
HIV	**ONCOLOGY**	**INFLAMMATION**
BIKTARVY® #1 prescribed HIV treatment regimen in the U.S. and other major markets[2] **YEZTUGO®** FDA approval of first and only twice-yearly HIV PrEP[3]	**TRODELVY®** +6% YoY sales driven by 2L mTNBC sales[4] Positive Phase 3 data in 1L mTNBC[5] **ANITO-CEL**[6] Positive Phase 2 registrational data in 4L+ R/R MM[7]	**LIVDELZI®** >50% U.S. market share in PBC[8]

TRANSFORMING THE FUTURE OF HIV TREATMENT AND PREVENTION

Across our HIV portfolio, 2025 marked a period of meaningful progress and continued leadership, with HIV sales reaching a record $20.8 billion.

Biktarvy continued to set the bar for HIV treatment, delivering 7% year-over-year growth in 2025, reflecting its position as the number one prescribed HIV treatment regimen for new treatment starts and switches across most major markets. We also reinforced our leadership position by securing Biktarvy's projected U.S. patent exclusivity into 2036.

Sales from our HIV prevention portfolio also grew 47% year-over-year, driven by strong demand for Descovy for PrEP® and the successful launch of Yeztugo as the first twice-yearly HIV PrEP option. Descovy for PrEP exceeded our commercial expectations and held a record U.S. market share greater than 45% at the end of the year. Yeztugo received FDA approval in June, followed by European Commission marketing authorization in August along with additional regulatory approvals globally. By year-end, Gilead also achieved its goal of obtaining approximately 90% payer coverage for Yeztugo in the U.S. Yeztugo is a transformative medicine, recently receiving the prestigious 2025 Prix Galien USA Award for Best Pharmaceutical Product, and is reflective of our leadership across the full continuum of HIV care.

[1] Financial metrics are reported and reconciled in Appendix A.

[2] For new starts and switch treatments.

[3] Pre-exposure prophylaxis ("PrEP"); approved as Yeytuo® in the EU.

[4] Metastatic triple negative breast cancer ("mTNBC").

[5] ASCENT-03 and ASCENT-04 clinical trials.

[6] Anitocabtagene autoleucel ("anito-cel"), an investigational, potential best-in-disease BCMA CAR T-cell therapy.

[7] iMMagine-1 clinical trial; fourth-line or later relapsed or refractory multiple myeloma ("R/R MM").

[8] Primary biliary cholangitis ("PBC").

Overview

Gilead remains committed to expanding choice and improving long-term outcomes for individuals and communities where the need is greatest, which drove our efforts in 2025 to expand global access to lenacapavir. In September, we announced a partnership with the President's Emergency Plan for AIDS Relief (PEPFAR) and the Global Fund to supply lenacapavir for PrEP for up to two million people over three years in primarily low- and lower-middle-income countries. In addition to the direct provision of lenacapavir, we have non-exclusive, royalty-free voluntary licensing agreements with six pharmaceutical manufacturers to produce and supply generic versions of lenacapavir in 120 high-incidence, resource-limited countries. We also advanced additional strategic partnerships aimed at expanding and accelerating the supply of high-quality, low-cost versions of lenacapavir in low- and middle-income countries.

IMPACT AT A GLANCE

▶ HIV sales of $20.8 billion in 2025, representing a 6% year-over-year growth
▶ Biktarvy is the most-prescribed HIV treatment regimen with over 1 million users
▶ Record U.S. market share for Descovy for PrEP and successful launch of Yeztugo
▶ Expanding access to lenacapavir for HIV prevention

ADVANCING A HIGH-POTENTIAL PIPELINE ACROSS VIROLOGY, ONCOLOGY AND INFLAMMATION

Gilead is entering 2026 with promising breadth and depth in our pipeline, reflecting meaningful progress in virology, oncology and inflammation. In 2025, we advanced late-stage programs across therapeutic areas, including pivotal trials that position several assets for potential regulatory approvals and additional submissions in the coming year.

In HIV, we continued to advance a comprehensive, multi-modality pipeline with lenacapavir as the backbone. In late 2025, we announced positive top-line results from our Phase 3 ARTISTRY-1 and ARTISTRY-2 studies evaluating an investigational daily oral single-tablet regimen of bictegravir and lenacapavir for HIV treatment. These results will form the basis of our regulatory submissions and could lead to potential FDA approval in 2026. More broadly, our pipeline could support up to seven HIV product launches with daily, weekly, monthly, twice-yearly or yearly regimens by the end of 2033.

In oncology, Trodelvy demonstrated highly statistically significant and clinically meaningful progression-free survival benefit in first-line mTNBC in our Phase 3 ASCENT-03 (Trodelvy monotherapy) and ASCENT-04 (Trodelvy+pembrolizumab) studies. Based on this data, we submitted supplemental applications to the FDA and European Medicines Agency for Trodelvy and Trodelvy+pembrolizumab as a first-line treatment for mTNBC, with the potential for approval in 2026. Beyond breast cancer, we advanced additional Phase 3 studies evaluating Trodelvy in other tumor types, including second-line metastatic endometrial cancer and first-line metastatic PD-L1+ non-small cell lung cancer.

The FDA accepted our Biologics License Application for investigational anito-cel based on positive data from the Phase 2 registrational iMMagine-1 study in fourth-line or later R/R MM, with potential FDA approval in 2026. In parallel, we progressed the Phase 3 iMMagine-3 study to potentially reach more patients across second-, third- and fourth-line settings.

In inflammation, we continued to evaluate Livdelzi to potentially improve the standard-of-care for more patients with PBC. In late 2025, we announced new long-term data reinforcing the efficacy and safety profile of Livdelzi for PBC patients switching from obeticholic acid.

By the end of 2025, we had 53 clinical-stage programs across HIV, oncology and inflammation, and we expect five pivotal Phase 3 readouts in 2026. Looking ahead, we anticipate up to 10 ongoing and near-term potential product or indication launches by the end of 2027. This progress reflects the strength of our scientific capabilities and cross-functional execution.

IMPACT AT A GLANCE

▶ 53 clinical stage programs by the end of 2025
▶ Advancing lenacapavir - daily, weekly, monthly, twice-yearly and yearly HIV regimens
▶ Potential Trodelvy approval in first-line mTNBC in 2026
▶ Potential anito-cel approval in fourth-line and later R/R MM in 2026

 

DELIVERING STRONG FINANCIAL PERFORMANCE AND SUSTAINED SHAREHOLDER VALUE

In 2025, revenue growth, disciplined expense management and operational efficiency enabled us to deliver exceptional financial results.

▶ Total product sales were $28.9 billion, up 1% from 2024, driven by demand-led HIV sales growth. Excluding Veklury®, our base business revenues were $28.0 billion, an increase of nearly $1.2 billion, or 4%, from 2024.

▶ Our non-GAAP operating margin[1] for 2025 was 45%, underscoring our ability to maintain expense discipline while increasing investment in new and ongoing launches.

▶ We returned $5.9 billion to shareholders in 2025, including $4 billion in dividends and $1.9 billion in share repurchases.

Our strong financial performance resulted in a total shareholder return of 37% for 2025. We have consistently exceeded our compensation peer group and the Nasdaq Biotech Index for the one-, three- and five-year periods as shown below:



$28.9 BILLION	45%	$4 BILLION
2025 Total Product Sales	2025 Non-GAAP Operating Margin[1]	Dividends Paid in 2025
Reflects nearly $1.2 billion growth in the base business (excluding Veklury)	Commitment to disciplined expense management	$1.9 BILLION
		Share Repurchases in 2025

---

[1] Financial metrics are reported and reconciled in Appendix A.

INVESTING IN U.S. R&D AND MANUFACTURING TO BUILD FOR THE FUTURE

In 2025, we announced plans to invest $32 billion in U.S. manufacturing and R&D through 2030, reinforcing our commitment to innovation, domestic growth and long-term capacity expansion. These investments are projected to generate $43 billion in value to the U.S. economy over the next five years through direct capital investment and job creation. We plan to build three new, state-of-the-art facilities, upgrade three existing sites to expand U.S. manufacturing and R&D capabilities and invest in new technologies and advanced engineering initiatives.

We broke ground on a new pharmaceutical development and manufacturing facility at our Foster City, California headquarters in September. The new 180,000 square-foot facility will strengthen Gilead's biologics capacity and capabilities. The project, together with multiple construction initiatives, is expected to support the creation of thousands of U.S. jobs and drive U.S. leadership in global biopharma innovation.

IMPACT AT A GLANCE

▶ $32 billion in U.S. manufacturing and R&D investment through 2030
▶ Projected to generate $43 billion in the U.S. economy through 2030 and create thousands of jobs
▶ Groundbreaking of new pharmaceutical development and manufacturing facility in Foster City

STRENGTHENING A CULTURE OF INNOVATION AND COLLABORATION

Our performance was driven by a culture grounded in scientific rigor, an enterprise-wide mindset and a shared commitment to improving patient outcomes. In 2025, our company-wide Science and Patient Days brought teams together across functions and geographies to deepen scientific engagement, elevate patient perspectives and foster a spirit of collaboration that fuels innovation. This commitment is reflected in Gilead's recognition as one of America's Best Large Employers by Forbes for the second year in a row in 2026.

We also made significant progress in integrating digital and artificial intelligence ("AI")-driven approaches across the enterprise. We launched AI training for all employees to build AI literacy, enhance capabilities and reinforce a strong foundation for responsible AI use. These advancements are strengthening decision-making, optimizing processes and positioning the organization to operate smarter, faster and with greater impact. Across Gilead, AI is enabling new levels of agility and insight that will continue to shape how we work in 2026 and beyond.

IMPACT AT A GLANCE

▶ Recognized as one of America's Best Large Employers by Forbes
▶ Launched AI training for all employees
▶ Enterprise AI tools accelerating decision-making and productivity

GILEAD

Corporate Responsibility

2025 Corporate Responsibility Milestones and Achievements

ENVIRONMENT

▶ Sourced ~100% renewable energy for global electricity use (including using energy attribute certificates)

▶ Exceeded annual energy and water reduction project targets, resulting in annual savings of 15 GWh of energy and 25 ML of water

▶ Achieved ~100% elimination of targeted single-use plastics (excludes Manufacturing and R&D)

▶ Achieved Zero Waste to Landfill diversion goal (>90% diverted from landfill) and received TRUE Zero Waste Gold certification at Foster City campus

▶ Achieved five new LEED Gold certifications and one Green Star (5 star) certification

▶ Achieved five new My Green Lab certifications

▶ Awarded A- rating for CDP Climate for third consecutive year, and B rating for CDP Water Security

▶ Received the International Institute for Sustainable Labs Award for exceptional energy efficiency and sustainability practices (Foster City)

▶ Received the American Society of Landscape Architects Northern California Chapter's Biodiversity and Climate Action Award (Foster City)

GOVERNANCE

▶ Engaged with 42% of our stockholders on governance and corporate responsibility priorities

▶ Maintained DJSI World and North American Indices standing

▶ Ranked by JUST Capital as fifth in Biotech and Pharma

SOCIAL

▶ Won 2025 Prix Galien USA Award for Best Pharmaceutical Product with Yeztugo (lenacapavir)

▶ Listed in TIME's Best Inventions of 2025 list and on TIME100's Most Influential Companies

▶ Finalized agreements with PEPFAR and the Global Fund to accelerate access to twice-yearly lenacapavir for HIV prevention for up to two million people in low- and lower-middle-income countries

▶ Joined partners for delivery of first shipments of twice-yearly lenacapavir for HIV prevention to Sub-Saharan Africa in the same year as regulatory approval

▶ Donated remdesivir to support Ebola clinical trial in Sub-Saharan Africa and to aid Ethiopia's emergency response efforts to combat Marburg virus disease

▶ Committed $6.5 million to promote STEM education, $3 million to address food insecurity and $3 million to support people living with metastatic breast cancer

▶ Ranked "best" at ESG in a PatientView survey of 700+ global patient advocacy organizations

▶ Named by Forbes as an American Dream Employer and listed in their Change the World rankings; recognized by Fast Company as a Best Workplace for Innovators

▶ Recognized by the 2025 Disability Index for advancing disability inclusion

▶ Earned a 100% rating in the Human Rights Campaign Foundation's Corporate Equality Index for the 8th year

Our Commitment

Investing in corporate responsibility is a focus area of our business strategy and reflects our values of integrity, inclusion, excellence, teamwork and accountability. This commitment supports our mission to advance global health by delivering innovative therapeutics in areas of unmet need in a manner that is socially responsible and environmentally sustainable. We believe that Gilead's corporate responsibility program reflects these priorities and the expectations of our stakeholders, guiding how we operate and contribute to a healthier world for all people.

Our Governance Structure

Our Board	Nominating and Corporate Governance Committee	Corporate Responsibility Committee
▶ Actively oversees the establishment and management of Gilead's corporate strategy, which includes delivering shareholder value in a sustainable, responsible manner.	▶ Has primary responsibility for the oversight of corporate responsibility matters. ▶ Receives regular reports from management's Corporate Responsibility Committee and updates the Board on the committee's risk oversight.	▶ Responsible for managing corporate responsibility issues and, in consultation with our senior leadership team, driving corporate responsibility goals, strategies, stakeholder engagement, public reporting and risk mitigation. ▶ Comprised of leaders from Public and Government Affairs, Human Resources, Legal and Compliance, the Chief Financial Officer organization, Medical Affairs, Commercial and Manufacturing.

Our Priority Topics

In December 2025, we completed a corporate responsibility materiality assessment that identified five priority topics to guide our strategy. The assessment incorporated enterprise-wide engagement with employees and input from external stakeholders across our value chain. It also reflected leading global standards and frameworks, regulations, perspectives from ESG raters and rankers, and benchmarking against industry peers.

The process was overseen by the Corporate Responsibility Committee and supported by subject-matter experts, and the results were endorsed by the Nominating and Corporate Governance Committee. As we continue to engage with key stakeholders and accountability groups, the Corporate Responsibility Committee will regularly reassess materiality so that these priorities remain aligned with the areas of greatest significance to Gilead and its stakeholders.

Our Current Priority Topics are:

Innovation	**Access to Medicine**	**Patient Safety**	**People and Culture**	**Sustainability**

Our Reporting

For more information about our corporate responsibility program and our performance and data for 2025, we encourage you to read our 2025 Responsible Business and Impact Report, which we expect will be available at www.gilead.com in April 2026.

This report is expected to reference the Global Reporting Initiatives Standards 2021 and align with the Sustainability Accounting Standards Board (SASB) Biotechnology & Pharmaceuticals Standard 2018 and the Task Force on Climate-related Financial Disclosures. We also seek to align our data collection, measurement and reporting activities with industry-leading corporate responsibility frameworks, including the United Nations Global Compact, United Nations Sustainable Development Goals and CDP.

Proxy Voting Roadmap

This voting roadmap highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

PROPOSAL **1**	## Election of Directors
	✔ **Our Board recommends a vote FOR each director nominee.** **See page 15**

				Committee Membership			
Name and Principal Occupation	**Age**	**Director Since**	**Independent**	**Audit Committee**	**Compensation and Talent Committee**	**Nominating and Corporate Governance Committee**	**Science Committee**
Jacqueline K. Barton, Ph.D. *Professor Emerita,* California Institute of Technology	73	2018	✓		C		S
Jeffrey A. Bluestone, Ph.D. *Former President and Chief Executive Officer,* Sonoma Biotherapeutics	72	2020	✓				S
Sandra J. Horning, M.D. *Retired Chief Medical Officer,* Roche	77	2020	✓			N	S
Kelly A. Kramer *Retired Chief Financial Officer,* Cisco Systems	58	2016	✓	A	C		
Ted W. Love, M.D. *Former Chair of Board of Directors,* Biotechnology Innovation Organization	67	2024	✓	A			
Harish Manwani *Senior Operating Partner,* Blackstone; *Retired Chief Operating Officer,* Unilever	72	2018	✓		C	N	
Daniel P. O'Day* *Chief Executive Officer,* Gilead	61	2019					
Javier J. Rodriguez *Chief Executive Officer,* DaVita	55	2020	✓	A			
Anthony Welters** *Chairman and Chief Executive Officer,* CINQ Care; *Retired Senior Adviser to the Office of the CEO,* UnitedHealth Group	71	2020	✓		C	N	

* Chairman and Chief Executive Officer

** Lead Independent Director

 **A** Audit Committee  **C** Compensation and Talent Committee  **N** Nominating and Corporate Governance Committee  **S** Science Committee ■ Chair

Director Skills, Experience & Background

INDEPENDENCE



89%

8 out of 9
are independent

All Committee chairs and members are independent

TENURE



| 4 >7-10 years | 1 <3 years |
| | 4 3-7 years |

Balanced mix of director tenures

Our Board possesses the relevant skills and experience needed to effectively drive the successful execution of our strategic priorities.

 **Public / Private Company CEO**

 **Financial Expert**

 **M&A / Transaction**

 **Pharma Experience**

 **Government / Regulatory**

 **Digital / Technology-Driven Innovation**

 **Environmental, Social and Governance**

 **Human Capital Management**

 **Provider or Payer Perspective**

 **Science / Research**

 **Sales & Marketing**

 **Public Company Board**

 **Global**

STRATEGIC PRIORITIES

▶ **Maximize** Impact of **Long-Acting** HIV

▶ **Accelerate Pipeline Build** in Oncology and Inflammation

▶ **Adopt and Scale AI** to Transform How We Work

▶ **Prioritize Investments** for Highest Impact

▶ **Strengthen Collaboration** to Accelerate Innovation

PROPOSAL

2

Ratification of the Selection of Independent Registered Public Accounting Firm

✔ **Our Board recommends a vote FOR this proposal.**

See page 45

Based on an evaluation of Ernst & Young LLP's independence and performance, our Audit Committee has determined that it is in the best interests of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and we are seeking stockholder ratification of this selection.

 

PROPOSAL

3

Advisory Vote to Approve the Compensation of Our Named Executive Officers

✔ **Our Board recommends a vote FOR this proposal.** See page 50

To succeed, we must attract, engage and retain highly talented individuals who are committed to our mission and core values. Our Compensation and Talent Committee reviews our executive compensation programs, payment criteria, goals and pay outcomes annually to confirm that our programs are fair, are aligned with stockholder expectations and deliver pay that is aligned with company performance.

▶ Our compensation programs are designed to recognize both short- and long-term successes, and a substantial portion of the target total direct compensation is at-risk and tied directly to company performance.

▶ Our annual incentive plan aligns pay to company performance through rigorous annual incentive metrics with financial metrics weighted at 60% and strategic metrics weighted at 40%.

▶ Our long-term incentive plan aligns pay with the long-term interests of our stockholders and provides value based on stock price appreciation, relative Total Shareholder Return growth and achievement of financial goals.

▶ Our programs and practices are aligned with "best-in-class" governance standards.

Elements of Executive Compensation

A summary of our Named Executive Officers' target total direct compensation is set forth below:

		Target Compensation Mix	
Elements of Compensation	**Key Performance Measures and Compensation Period**	**CEO**	**Other NEOs (Average)**
Short-Term Compensation			
Base Salary	Fixed annual compensation reviewed annually with any increases generally effective March 1	8%	16%
Annual Cash Incentive	Corporate performance assessed on: ▶ Financial results: 60% ▶ Pipeline, Product and People results: 40% CEO's annual cash incentive is tied solely to our corporate performance ▶ Maximum payout = 200% of target	12%	16%
Long-Term Incentive ("LTI") Compensation			
Performance Shares	50% delivered in performance shares earned over three years based on relative Total Shareholder Return ("TSR") and a multi-year earnings per share ("EPS") growth metric ▶ There is no payout if performance falls below a minimum threshold ▶ Relative TSR awards are capped at target if absolute TSR is negative, regardless of relative performance	80%	68%
Stock Options	25% delivered in stock options that vest over four years beginning one year after grant, with quarterly vesting after year one		
Restricted Stock Units	25% delivered in restricted stock units that vest over four years beginning one year after grant, with quarterly vesting after year one		

<table>
<tr><td>**PROPOSAL**
4</td><td>## Approval of the Amended and Restated Gilead Sciences, Inc. 2022 Equity Incentive Plan</td></tr>
</table>

✔ **Our Board recommends a vote FOR this proposal.**　　　　**See page 86**

We are asking stockholders to approve an amendment and restatement of the Gilead Sciences, Inc. 2022 Equity Incentive Plan (the "2022 Plan" and, as amended and restated, the "A&R 2022 Plan"). Among other changes, the A&R 2022 Plan increases the number of shares authorized for issuance thereunder by a total of 47,750,000 shares and extends the term of the plan to expire on March 11, 2036. A comprehensive equity compensation program serves as a necessary and powerful tool to attract, retain and incentivize individuals essential to our long-term success and accordingly benefits all of our stockholders by allowing us to retain individuals who are expected to make significant contributions to the creation of stockholder value.

<table>
<tr><td>**PROPOSALS**
5–7</td><td># Stockholder Proposals
(in each case, if properly presented at the Annual Meeting)</td></tr>
</table>

✘ **Our Board recommends a vote AGAINST each of these proposals.**　　　**See pages 94-103**

Each stockholder proposal included in this Proxy Statement is followed by Gilead's response. For the reasons set forth in our responses, our Board recommends a vote AGAINST each stockholder proposal.

Corporate Governance

Election of Directors

There are nine nominees for the Board positions presently authorized. Proxies cannot be voted for a greater number of persons than the number of nominees standing for election. Directors are elected by a majority of the votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director) with respect to the election of each director at the Annual Meeting. Each director will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until such director's earlier death, resignation or removal.

Each nominee listed below is currently a director of Gilead and was previously elected by our stockholders at the 2025 annual meeting of stockholders.

Shares represented by proxies will be voted for or against the election of the nominees named below. In the event that any nominee is unable or unwilling to serve as a director, such shares will be voted for the election of such substitute nominee as our Board may propose, or our Board may reduce the size of the Board. Each person nominated for election has agreed to serve if elected, and our Board and management have no reason to believe that any nominee will be unable to serve.

Our Nominating and Corporate Governance Committee recommended each of the nominees listed below to our Board for nomination. Each member of our Nominating and Corporate Governance Committee meets the criteria of "independent director" as specified by the listing rules of Nasdaq and our Board Guidelines.

✔ **Our Board unanimously recommends a vote FOR each named director nominee:**

JACQUELINE K. BARTON, PH.D.	**KELLY A. KRAMER**	**DANIEL P. O'DAY**
JEFFREY A. BLUESTONE, PH.D.	**TED W. LOVE, M.D.**	**JAVIER J. RODRIGUEZ**
SANDRA J. HORNING, M.D.	**HARISH MANWANI**	**ANTHONY WELTERS**

The Gilead Board of Directors

Board Overview

Director Nominee	Occupation	Qualifications/Key Experience
Jacqueline K. Barton, Ph.D. IND Age 73 Director Since 2018 C S	*Professor Emerita,* California Institute of Technology	▶ Extensive experience in chemistry and related fields, for which she has received many awards ▶ Accomplished academic and inventor who has performed pioneering medical research and discovery ▶ Business experience as a founder and leader of a molecular diagnostics company
Jeffrey A. Bluestone, Ph.D. IND Age 72 Director Since 2020 S	*Former President and Chief Executive Officer,* Sonoma Biotherapeutics	▶ Internationally-recognized leader in the field of immunotherapy and related fields, with a distinguished scientific and academic career spanning four decades ▶ Strong leadership experience in the healthcare industry
Sandra J. Horning, M.D. IND Age 77 Director Since 2020 N S	*Retired Chief Medical Officer,* Roche	▶ Significant leadership experience in the pharmaceutical and healthcare industry, including expertise in drug development in multiple therapeutic areas ▶ Physician with experience treating patients as a practicing oncologist
Kelly A. Kramer IND Age 58 Director Since 2016 A C	*Retired Chief Financial Officer,* Cisco Systems	▶ Significant financial expertise, including serving as chief financial officer of major companies or divisions in the technology and healthcare industries ▶ Experience in strategic and financial planning and corporate development
Ted W. Love, M.D. IND Age 67 Director Since 2024 A	*Former Chair of Board of Directors,* Biotechnology Innovation Organization	▶ Significant leadership experience in the biopharma industry, including serving as a chief executive officer of a global healthcare company ▶ Physician with a strong scientific background, known for championing access to care
Harish Manwani IND Age 72 Director Since 2018 C N	*Senior Operating Partner,* Blackstone; *Retired Chief Operating Officer,* Unilever	▶ Strong leadership skills and broad global operational, sales and marketing and human resources expertise at a complex, multi-national company ▶ Experience in driving growth across complex organizations on a global scale
Daniel P. O'Day *Chairman* Age 61 Director Since 2019	*Chief Executive Officer,* Gilead	▶ Significant leadership and international business experience in the pharmaceutical industry ▶ Deep understanding of the evolving global healthcare environment and demonstrated commitment to driving innovation across the business
Javier J. Rodriguez IND Age 55 Director Since 2020 A	*Chief Executive Officer,* DaVita	▶ Significant leadership experience in the healthcare industry, including serving as chief executive officer and in various other executive roles of a Fortune 500 public healthcare company ▶ Recognized for his vision and leadership in transforming how kidney care is delivered and accelerating the digital transformation to improve patients' lives while lowering costs for the healthcare system
Anthony Welters IND *Lead Independent Director* Age 71 Director Since 2020 C N	*Chairman and Chief Executive Officer,* CINQ Care; *Retired Senior Adviser to the Office of the CEO,* UnitedHealth Group	▶ Extensive experience in the health insurance and managed care industry ▶ Demonstrated commitment to delivering healthcare to underserved global communities

A Audit Committee   C Compensation and Talent Committee   N Nominating and Corporate Governance Committee   S Science Committee   ■ Chair   IND Independent

Director Skills, Experience and Background

We believe effective oversight comes from a board of directors that represents a wide range of experience and perspectives that provides the collective skills, qualifications, backgrounds and experience necessary for sound governance. Our Nominating and Corporate Governance Committee establishes, and regularly reviews with the Board, the skills and experience that it believes are desirable to be represented on our Board to meet the needs of our business and align with our long-term strategy. We engaged a third-party advisory firm to independently assess the skills and experience of our Board, which assisted our Board in determining the range of skills and experience that we believe are important for our directors to have in light of our business and for contributing to the overall effectiveness of our Board. These skills and experience are listed below and are periodically reviewed by our Nominating and Corporate Governance Committee.

Skill / Experience	Definition
Public / Private Company CEO	Has been the Chief Executive Officer of a publicly traded company (or a private/non-profit organization of comparable scale and complexity, with external market considerations similar to a public company)
Financial Expert	Has held a role as a Chief Financial Officer, Chief Accounting Officer, Controller or Certified Public Accountant of a public company, or actively supervised such role, or has experience overseeing or assessing performance of the preparation, audit or evaluation of financial statements at a public company
Global	An executive who has worked and/or lived extensively outside the United States and/or an executive with oversight of global operations, including in a role as Regional General Manager or Chief Executive Officer of a global firm or on-the-ground operational roles outside the United States
Sales & Marketing	Has held senior executive roles in which sales and/or marketing were a primary function, including as a Sales Manager, General Manager, Brand Manager or Chief Marketing Officer
Public Company Board	Has served, or is currently serving, on a public company board as an independent or executive director; does not include service on our Board
Digital / Technology – Driven Innovation	Has practical experience with disruption including application of robotics, hardware, digital, data, artificial intelligence or cybersecurity innovations, including in a role as a Chief Digital Officer, Chief Technology Officer, Chief Information Officer or General Manager for a business enabled by technology or a business that has undergone a digital transformation
Pharma Experience	Has held an executive and/or operational role at a pharmaceutical or biotechnology company, including general management, financial reporting, operations, research & development, commercialization, manufacturing and/or sales
Provider or Payer Perspective	Has an understanding of the delivery and/or payment of medical services obtained through experience working as a medical provider or payer, including executive or operational roles at a hospital or health insurance organization
Government / Regulatory	Has worked in or closely with governmental organizations that set and/or enforce laws and regulations related to medical products and/or healthcare delivery or similarly highly regulated industry (e.g., financial services, food, chemicals, oil & gas), resulting in relevant governmental expertise and connections; may include relevant legal expertise
Science / Research	Deep knowledge of relevant sciences (e.g., biology, chemistry, medicine) as evidenced by an M.D. or Ph.D. and/or experience in the research function at a healthcare business (including pharmaceutical and medical research); ideally this includes experience with breakthrough or innovative scientific discovery and/or experience in relevant therapeutic areas, including HIV, immunotherapy, oncology and liver disease
M&A / Transaction	Has had direct responsibility for collaborations and deals, including mergers, acquisitions, divestitures, joint ventures and other partnerships
Environmental, Social and Governance	Has had direct responsibility for ESG issues as demonstrated by experience as a Chief Sustainability Officer, Corporate Secretary, Chair of a related committee (e.g., Governance, Sustainability, Corporate Responsibility) or Chief Executive Officer of a company with leading ESG practices
Human Capital Management	Has had direct responsibility for human capital management, including leadership development, succession planning, oversight of corporate culture, inclusion and compensation as demonstrated by experience as a Chief Executive Officer, Chief Human Resources Officer or Chair of a related committee (e.g., Compensation, Human Capital, Management Development)

Corporate Governance

The table below includes the primary skills and experience of each director nominee that led our Board to conclude that he or she is qualified to serve on our Board. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board. As a result, the absence of a checkmark below does not mean a director does not necessarily possess that particular skill or experience.

			Relevant Skills and Experience												
Name and Age	Independent	Director Since	Public/Private Company CEO	Financial Expert	Global	Sales & Marketing	Public Company Board	Digital/Technology – Driven Innovation	Pharma Experience	Provider or Payer Perspective	Government/Regulatory	Science/Research	M&A/Transaction	Environmental, Social and Governance	Human Capital Management
Jacqueline K. Barton, Ph.D., 73 Professor Emerita, California Institute of Technology	Yes	2018					✓				✓	✓		✓	
Jeffrey A. Bluestone, Ph.D., 72 Former President and Chief Executive Officer, Sonoma Biotherapeutics	Yes	2020					✓		✓			✓			
Sandra J. Horning, M.D., 77 Retired Chief Medical Officer, Roche	Yes	2020					✓		✓	✓	✓	✓			
Kelly A. Kramer, 58 Retired Chief Financial Officer, Cisco Systems	Yes	2016		✓	✓		✓	✓					✓		
Ted W. Love, M.D., 67 Former Chair of Board of Directors, Biotechnology Innovation Organization	Yes	2024	✓		✓		✓		✓	✓		✓	✓		✓
Harish Manwani, 72 Senior Operating Partner, Blackstone; Retired Chief Operating Officer, Unilever	Yes	2018			✓	✓	✓						✓	✓	✓
Daniel P. O'Day, 61 **Chairman of the Board** Chief Executive Officer, Gilead	No	2019	✓		✓	✓	✓		✓				✓	✓	✓
Javier J. Rodriguez, 55 Chief Executive Officer, DaVita	Yes	2020	✓	✓	✓		✓			✓			✓	✓	✓
Anthony Welters, 71 Chairman and Chief Executive Officer, CINQ Care; Retired Senior Adviser to the Office of the CEO, UnitedHealth Group	Yes	2020	✓		✓		✓			✓				✓	✓

SKILLS AND EXPERIENCE



- Public/Private Company CEO
- Financial Expert
- Global
- Sales & Marketing
- Public Company Board
- Digital/Technology – Driven Innovation
- Pharma Experience
- Provider or Payer Perspective
- Government/Regulatory
- Science/Research
- M&A/Transaction
- Environmental, Social and Governance
- Human Capital Management

























BACKGROUND



INDEPENDENCE

89%

8 out of 9
are independent

All Committee chairs and members
are independent



TENURE

4
>7-10 years

1
<3 years

4
3-7 years

Balanced mix of director tenures

OTHER BOARD COMMITMENTS

100%
Compliance with Gilead's Director
Overboarding Guidelines

1.3
Average Number of Other Public
Directorships (Currently Held)

Board Refreshment and Director Nomination Process

We believe board refreshment is integral to effective corporate governance as we recognize the importance of balancing continuity with fresh perspectives. Our Nominating and Corporate Governance Committee establishes policies and procedures for director nominations and oversees the annual nomination process. Through a continuous year-long process summarized below, our Nominating and Corporate Governance Committee evaluates and recommends candidates for election and re-election to the Board.



1	2	3	4	5
Evaluate Board Composition and Tenure	Obtain Candidates from Various Sources	Evaluate Candidates' Qualifications and Commitments	Assess Independence and Conflicts of Interest	Select Nominees

1. Evaluate Board Composition and Tenure

Each year, our Nominating and Corporate Governance Committee reviews the Board membership criteria and assesses the composition of the incumbent Board against the criteria. The committee determines the skills, experience and characteristics that it believes are desirable to be represented on our Board to meet the needs of our business, align with our long-term strategy and contribute to the overall effectiveness of our Board.

In assessing whether to refresh our Board with new directors, the committee also considers the tenure and contributions of the incumbent directors. Our Board believes that a mix of long-, medium- and short-tenured directors promotes an appropriate balance of institutional knowledge and continuity with new skills and perspectives.

Director Term Limits and Mandatory Retirement:

Our Board does not believe it should establish term limits for our Board members, and our Board has not established a mandatory retirement age. Both term limits and a mandatory retirement age may result in the termination of service of directors who have been able to develop, over a period of time, significant insight into Gilead and our operations and who continue to make valuable contributions to Gilead. Our Nominating and Corporate Governance Committee, in consultation with the Board Chairperson, will evaluate the contributions of incumbent Board members and, if appropriate, decline to recommend the re-nomination for election or suggest the resignation and replacement of a Board member.

2. Obtain Candidates from Various Sources; Commitment to Inclusive Practices

In identifying potential director nominees, our Nominating and Corporate Governance Committee considers candidates recommended through a variety of sources, including third-party search firms, current Board members, senior management, stockholders and other sources. In addition to the traditional candidate pool of corporate directors and officers, our Nominating and Corporate Governance Committee considers qualified candidates from a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations and trade associations. Our Nominating and Corporate Governance Committee reviews all candidates in the same manner regardless of the source of the recommendation.

Diversity of skills, experience and background is an important attribute of a well-functioning board, and our Board's commitment to inclusive practices is set forth in our Board Guidelines and our Nominating and Corporate Governance Committee Charter. Our Nominating and Corporate Governance Committee nominates director candidates that will enhance the Board's mix of viewpoints, backgrounds, skills, experience and expertise, as reflected by the breadth of our Board's skill set. Additionally, three of our nine directors are women, and four directors self-identify as ethnically diverse. For new director searches, our policy is to seek to include, and to instruct any search firm it engages to seek to include, qualified candidates with a broad range of backgrounds in the pool of potential candidates, from which our Nominating and Corporate Governance Committee selects the nominees with the skills, experience and qualifications that it believes best support Gilead in the context of the Board as a whole. The Nominating and Corporate Governance Committee assesses its effectiveness in this regard as part of its annual Board evaluation process.

Stockholder Recommendations of Director Candidates:

It is the policy of our Nominating and Corporate Governance Committee to consider properly submitted stockholder recommendations of new director candidates. Any stockholder recommendation must include the candidate's name and qualifications for Board membership, the candidate's age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate and all other information regarding the candidate that would be required to be disclosed about the candidate if proxies were being solicited for the election of the candidate as a director, or that is otherwise required, under federal securities law. In addition, the recommendation must include the stockholder's name, address and the number of shares beneficially owned. The recommendation should be sent to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404.

3. Evaluate Candidates' Qualifications and Commitments

Our Nominating and Corporate Governance Committee assesses the candidates' skills, experience and qualifications. For new director searches, the committee engages a third-party advisory firm to vet the candidates against the search criteria. As set forth in our Board Guidelines, candidates should have the skills and experience that will contribute to the overall effectiveness of the Board, and candidates should also possess the following qualifications:

- ▶ the highest standards of personal and professional integrity;
- ▶ the ability and judgment to serve the long-term interest of our stockholders;
- ▶ broad business and other perspectives;
- ▶ the ability to communicate openly with other directors and to meaningfully and civilly participate in the Board's decision-making process;
- ▶ commitment to serve on the Board for an extended period of time so that there is continuity and to develop knowledge about our business;
- ▶ willingness to devote appropriate time and effort to fulfilling the duties and responsibilities of a Board member;
- ▶ independence from any particular constituency; and
- ▶ the ability and willingness to objectively appraise the performance of management.

 

Director Time Commitments:

Our Board Guidelines reflect our expectation that directors must devote the time and attention necessary to effectively execute their duties. Directors are expected to attend all, or substantially all, meetings of the Board, meetings of the committees on which they serve, and the annual meeting of stockholders. Directors are expected to limit their other existing or future commitments to avoid materially interfering with their availability to fulfill their responsibilities as directors, including complying with the specific director overboarding limits below. Before accepting another board position, a director shall consider whether the service will compromise their availability to perform their responsibilities to our Board and shall provide advance notice to the Board Chairperson before accepting any invitation to serve on the board of another for-profit company. In connection with the annual director nomination process, our Nominating and Corporate Governance Committee evaluates each director's ability to continue to serve effectively on our Board, including consideration of their overall time commitments.

Gilead's Director Overboarding Limits:

(1) A non-employee director should not serve on the board of directors of more than three other public companies; and
(2) a non-employee director who is a current executive officer of a public company should not serve on the board of directors of more than one other public company.

Each of our directors is currently in compliance with these guidelines.

Director Re-Nominations:

In determining whether to recommend re-nomination of an incumbent director for election at the next annual meeting of stockholders, our Nominating and Corporate Governance Committee also considers these additional factors:

▶ the extent to which the director's skills, experience and qualifications continue to contribute to the Board's effectiveness;
▶ feedback from annual Board and committee self-assessments;
▶ attendance and participation at Board and committee meetings and the annual meeting of stockholders; and
▶ stockholder feedback, including the support received at the last annual meeting of stockholders.

4. Assess Independence and Conflicts of Interest

All candidates, including incumbent nominees, are assessed for independence and screened for conflicts of interest. For new director searches, our Nominating and Corporate Governance Committee engages a third-party advisory firm for support in conducting screenings and checking references.

Director Independence:

The Nasdaq listing rules require that a majority of the members of a listed company's board of directors qualify as "independent" as affirmatively determined by our Board. In addition, our Board Guidelines require that a substantial majority of our Board consist of "independent" directors as defined by the Board Guidelines. Our Board Guidelines are available on our website at www.gilead.com on the Investors page under "Governance."

After a review of all relevant transactions and relationships between each director, as well as his or her family members, and Gilead, our senior management and independent registered public accounting firm, our Board has determined that eight of our nine nominees for director are "independent" directors as specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. Mr. O'Day, our Chairman of the Board, is not an independent director because he is currently an executive officer of our company.

Conflicts of Interest:

Our Board had determined that each of our directors had no conflicts of interest from January 1, 2025 through March 20, 2026 (the filing date of this Proxy Statement). For more information, see Certain Relationships and Related Person Transactions on page 41.

5. Select Nominees

After evaluating the above factors and any additional factors appropriate to meeting the needs of our Board, our Nominating and Corporate Governance Committee will recommend candidates for election and re-election to the Board, and our full Board will decide whether to approve the recommendation. For new director searches, select candidates are also interviewed by members of the Board.

Nominees

Our Nominating and Corporate Governance Committee has evaluated and recommended, and our full Board has considered and nominated for election at the Annual Meeting, each of the nine director nominees described below. The names of the nominees and certain information about them as of March 20, 2026 (the filing date of this Proxy Statement), as well as the relevant skills and experience of the director nominees that led our Nominating and Corporate Governance Committee to conclude that the nominee should serve as a director on our Board, are set forth below:



Jacqueline K. Barton, Ph.D. Independent

Age: **73**

Director since: **2018**

Board Committees
▶ Compensation and Talent
▶ Science

Other Public Company Board Service:
▶ None

CAREER HIGHLIGHTS

▶ **California Institute of Technology**
  ▶ John G. Kirkwood and Arthur A. Noyes Professor of Chemistry Emerita in the Division of Chemistry and Chemical Engineering; member of the faculty for more than 30 years and Norman Davidson Leadership Chair of the division from 2009 to 2019
▶ **GeneOhm Sciences Inc.**, a molecular diagnostics company (acquired by Becton, Dickinson and Company)
  ▶ Founder and board member (2001-2006)

OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Member of Gilead's Scientific Advisory Board from 1989 to 2007
▶ Former director of both Dow Inc. and The Dow Chemical Company and a former member of the board and Materials Advisory Committee of DowDupont Inc.
▶ Member of the National Academy of Sciences, the National Academy of Medicine and the American Philosophical Society
▶ Recipient of the 2010 National Medal of Science for her discovery of new chemistry of the DNA helix and the 2015 Priestley Medal, the highest award of the American Chemical Society

RELEVANT SKILLS AND EXPERIENCE

▶ **Extensive experience in chemistry and related fields**, for which she has received many awards
▶ **Accomplished academic and inventor** who has performed pioneering medical research and discovery
▶ **Business experience** as a founder and leader of a molecular diagnostics company



Jeffrey A. Bluestone, Ph.D. Independent

Age: 72

Director since: 2020

Board Committees

▶ Science

Other Public Company Board Service:

▶ None

CAREER HIGHLIGHTS

▶ **Sonoma Biotherapeutics, Inc.**, a clinical-stage biotechnology company developing engineered regulatory T cell therapies to treat serious autoimmune and inflammatory diseases

   ▶ President and Chief Executive Officer (2019-2025)

▶ **University of California San Francisco – Diabetes Center**

   ▶ A.W. and Mary Margaret Clausen Distinguished Professor Emeritus in the Diabetes Center at University of California San Francisco, where he has been a member of the faculty and served in various other roles since 2020, including the Director of the Diabetes Center from 2000 to 2019

▶ **Parker Institute for Cancer Immunotherapy**

   ▶ President and Chief Executive Officer (2015-2019)

OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Managing Director at Vie Ventures, a life sciences venture capital firm focused on autoimmune and immune-mediated diseases (since 2026)

▶ Published more than 500 papers focused on T-cell activation and immune tolerance in autoimmunity, organ transplantation and cancer; his research has led to the development of multiple immunotherapies, including the first medicine approved by the FDA to delay/prevent autoimmune Type 1 diabetes and the first FDA-approved checkpoint inhibitor for the treatment of metastatic melanoma and other cancers

▶ Founding director of the Immune Tolerance Network, the largest National Institutes of Health-funded multicenter clinical immunology research program

▶ Member of the Blue Ribbon Panel, appointed by then Vice President Joe Biden, as a member of the National Cancer Moonshot Task Force

▶ Member of the National Academy of Sciences, National Academy of Medicine and American Academy of Arts and Sciences

▶ Recipient of a prestigious Guggenheim Fellowship

▶ Former Ludwig Professor and Director of the Ben May Institute at the University of Chicago

▶ Former director of Provention Bio, Inc. (2013-2022)

RELEVANT SKILLS AND EXPERIENCE

▶ **Internationally-recognized leader in the field of immunotherapy and related fields**, with a distinguished scientific and academic career spanning four decades

▶ **Strong leadership experience** in the healthcare industry



Sandra J. Horning, M.D. Independent

Age: **77**
Director since: **2020**

Board Committees
▶ Nominating and Corporate Governance
▶ Science (Chair)

Other Public Company Board Service:
▶ Moderna, Inc.
▶ Olema Pharmaceuticals, Inc.
▶ Revolution Medicines, Inc.

CAREER HIGHLIGHTS

▶ **Genentech/Roche Group**, a pharmaceutical and biotechnology company
  ▶ Chief Medical Officer and Global Head of Product Development; helped bring 15 new medicines to patients in disease areas including cancer, multiple sclerosis, influenza and blindness (2009-2019)
▶ **Stanford University School of Medicine**
  ▶ Professor of Medicine, Emerita, following 25 years as a practicing oncologist, investigator and tenured professor

OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ President of the American Society of Clinical Oncology (2005-2006)
▶ Recognized as Healthcare Businesswomen's Association Woman of the Year (2020)
▶ Recipient of the Duane Roth Memorial Award, an honor dedicated to leaders in healthcare, whose work has overcome numerous scientific obstacles to create new paradigms in research and treatment (2017)
▶ Former director of EQRx, Inc. (2021 to 2023)

RELEVANT SKILLS AND EXPERIENCE

▶ **Significant leadership experience in the pharmaceutical and healthcare industry**, including expertise in drug development in multiple therapeutic areas
▶ **Physician with experience treating patients** as a practicing oncologist



Kelly A. Kramer Independent

Age: **58**
Director since: **2016**

Board Committees
▶ Audit (Chair)
▶ Compensation and Talent

Other Public Company Board Service:
▶ Coinbase, Inc.
▶ Figma, Inc.
▶ Snowflake Inc.

CAREER HIGHLIGHTS

▶ **Cisco Systems, Inc.**, a worldwide technology leader
  ▶ Executive Vice President and Chief Financial Officer from 2015 until her retirement in 2020
▶ **GE Healthcare**, a global medical technology and digital solutions company
  ▶ Former Vice President and Chief Financial Officer of GE Healthcare Systems and Chief Financial Officer of GE Healthcare Biosciences

▶ Also worked in GE's Corporate Headquarters, Transportation Systems and Aerospace divisions

RELEVANT SKILLS AND EXPERIENCE

▶ **Significant financial expertise**, including serving as a chief financial officer of major companies or divisions in the technology and healthcare industries
▶ **Experience in strategic and financial planning and corporate development**



Ted W. Love, M.D. Independent

Age: **67**
Director since: **2024**

Board Committees
▶ Audit

Other Public Company Board Service:
▶ Jazz Pharmaceuticals plc
▶ Royalty Pharma plc
▶ Structure Therapeutics Inc.

CAREER HIGHLIGHTS

▶ **Biotechnology Innovation Organization**, a trade association representing biotechnology companies, academic institutions, state biotechnology centers and related organizations across the U.S. and in more than 30 other countries
  ▶ Chair of Board of Directors (2023-2025)
▶ **Global Blood Therapeutics, Inc.**, a biopharmaceutical company
  ▶ President and Chief Executive Officer from 2014 to 2022, leading the company from a pre-clinical startup through its growth to a global commercial company with a pipeline of innovative therapies focused on sickle cell disease
▶ **Other Pharmaceutical and Biotechnology Experience**
  ▶ **Onyx Pharmaceuticals, Inc.** - Executive Vice President, Research and Development and Technical Operations
  ▶ **Nuvelo, Inc.** - President, Chief Executive Officer and Chairman
  ▶ **Theravance Biopharma, Inc.** - Senior Vice President, Development

▶ **Genentech, Inc.** - Senior management positions in clinical science and product development, including Chair of Genentech's Product Development Committee
▶ **Massachusetts General Hospital**
  ▶ Physician in Department of Cardiology

OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Recipient of William E. Proudford Sickle Cell Fund Distinguished Service Award (2023)
▶ Recipient of Spirit of the Heart Health Equity Champion Award from the Association of Black Cardiologists (2023)
▶ Former director of Seagen Inc. (2020-2023) and Global Blood Therapeutics (2013-2022)

RELEVANT SKILLS AND EXPERIENCE

▶ **Significant leadership experience in the biopharma industry**, including serving as a chief executive officer of a global healthcare company
▶ **Physician with a strong scientific background**, known for championing access to care



Harish Manwani **Independent**

Age: **72**
Director since: **2018**

Board Committees
▶ Compensation and Talent
▶ Nominating and Corporate Governance (Chair)

Other Public Company Board Service:
▶ Whirlpool Corporation

CAREER HIGHLIGHTS

▶ **Blackstone Inc.**, a global investment firm
  ▶ Senior Operating Partner, advising select Blackstone portfolio companies since 2015
▶ **Unilever Group**, a multinational consumer packaged goods company
  ▶ Chief Operating Officer from 2011 until his retirement in 2014; joined Unilever in 1976 as a management trainee in India and held several senior management roles around the world, including overseeing Unilever's businesses in North America, Latin America, Asia and Africa

OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Member of the board of directors of Tata Sons Private Limited
▶ Chairman of the Executive Board of the Indian School of Business
▶ Former Non-Executive Chairman of Hindustan Unilever Limited (2005-2018) and member of Singapore Economic Development Board (2013-2019)
▶ Former director of Nielsen Holdings plc (2015-2021) and Qualcomm Incorporated (2014-2022)

RELEVANT SKILLS AND EXPERIENCE

▶ **Strong leadership skills and broad global operational, sales and marketing and human resources expertise** at a complex, multi-national company
▶ **Experience in driving growth** across complex organizations on a global scale



Daniel O'Day Chairman and Chief Executive Officer

Age: 61
Director since: **2019**

Board Committees
▶ None

Other Public Company Board Service:
▶ None

CAREER HIGHLIGHTS

▶ **Gilead Sciences, Inc.**
  ▶ Chairman and Chief Executive Officer since 2019
▶ **Roche Pharmaceutical**
  ▶ Former Chief Executive Officer; 30+ year career at Roche, during which he held a number of executive positions in the company's pharmaceutical and diagnostics divisions in North America, Europe and Asia and served as a member of Roche's Corporate Executive Committee

OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Current member of the board of directors of the Pharmaceutical Research and Manufacturers of America (PhRMA) organization and of Georgetown University
▶ Former member of several public and private boards, including Genentech, Flatiron Health and Foundation Medicine
▶ Bachelor's degree in biology from Georgetown University and an MBA from Columbia University

RELEVANT SKILLS AND EXPERIENCE

▶ **Extensive knowledge and a deep understanding of our business and the pharmaceutical industry** as our Chairman and Chief Executive Officer and through various significant leadership positions and international business experience
▶ **Deep understanding of the evolving global healthcare environment** and demonstrated commitment to driving innovation across the business



Javier J. Rodriguez Independent

Age: 55
Director since: **2020**

Board Committees
▶ Audit

Other Public Company Board Service:
▶ DaVita, Inc.

CAREER HIGHLIGHTS

▶ **DaVita Inc.**, a leading kidney care provider with operations in 14 countries
  ▶ Chief Executive Officer since 2019, building on more than 20 years of increasing company leadership and commitment to transforming care delivery to improve quality of life for patients with kidney disease – from the earliest stages through transplantation

▶ Chief Executive Officer of DaVita Kidney Care, the company's business unit that treats patients with kidney failure and end-stage kidney disease from 2014 to 2019

RELEVANT SKILLS AND EXPERIENCE

▶ **Significant leadership experience in the healthcare industry**, including serving as chief executive officer and in various other executive roles of a Fortune 500 public company
▶ **Recognized for his vision and leadership in transforming how kidney care is delivered** and accelerating the digital transformation to improve patients' lives while lowering costs for the health care system



Anthony Welters Lead Independent Director

Age: 71
Director since: **2020**

Board Committees
▶ Compensation and Talent (Chair)
▶ Nominating and Corporate Governance

Other Public Company Board Service:
▶ Carlyle Group

CAREER HIGHLIGHTS

▶ **CINQ Care Inc.**, a physician-led, community-based ambulatory care delivery system that delivers whole person care in the home, whenever possible, to Black and Brown communities
  ▶ Founder, Chairman and Chief Executive Officer
▶ **BlackIvy Group**, an organization focused on building and growing commercial enterprises in Sub-Saharan Africa
  ▶ Executive Chairman
▶ **Somatus Inc.**, a values-based kidney care company
  ▶ Chairman
▶ **AmeriChoice**, a company specializing in public sector health coverage (acquired by UnitedHealth Group (UHG))
  ▶ Founder of AmeriChoice in 1986 and joined UHG in 2002 as Senior Adviser to the Office of the Chief Executive Officer, Executive Vice President and Member of the Office of the Chief Executive Officer, until retiring in 2016

OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Numerous academic and cultural leadership roles, including Trustee Emeritus of the Morehouse School of Medicine Board of Trustees, Chairman Emeritus of the Board of New York University School of Law, Vice Chairman of the Board of New York University, a Trustee of NYU Langone Medical Center, former Vice Chair of the Kennedy Center for Performing Arts, and a founding member of the National Museum of African American History and Culture
▶ Former director of Loews Corporation (2013-2025)

RELEVANT SKILLS AND EXPERIENCE

▶ **Extensive experience in the health insurance and managed care industry**
▶ **Demonstrated commitment to delivering healthcare** to underserved communities

Majority Vote Standard for Election of Directors

Our bylaws require directors to be elected by a majority of the votes cast with respect to such director in uncontested elections (number of shares voted "for" a director must exceed the number of shares voted "against" that director). In a contested election (a situation in which the number of director nominees exceeds the number of directors to be elected), our bylaws provide that the standard for election of directors is a plurality of the shares voting in the election of directors at any meeting of stockholders for the election of directors at which a quorum is present. Under our Board Guidelines, any incumbent director who fails to receive at least a majority of the votes cast in an uncontested election is expected to tender his or her resignation to our Board. Our Nominating and Corporate Governance Committee would then evaluate the tendered resignation and make a recommendation to our Board to accept or reject the resignation or to take other action. Our Board will act on our Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale for such decision within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's decision with respect to his or her resignation. If a nominee who was not already serving as a director does not receive at least a majority of the votes cast for such director at the annual meeting, that nominee will not become a director.

Our Board's Role and Responsibilities

Corporate Governance

We are committed to strong corporate governance structures and practices that reflect our commitment to integrity, accountability and excellence in conducting our business. Our Board has adopted certain corporate governance principles, which are set forth in our Board Guidelines and other key governance documents, to provide a framework for how the Board, its various committees and individual directors should perform their functions. These principles are designed to drive effective functioning of the Board in its oversight role and to promote the interests of stockholders. Our Board regularly reviews and updates our governance materials in light of legal and regulatory requirements, evolving best practices and other developments. In considering possible modifications of our corporate governance structures and practices, our Board focuses on advancing the long-term interests of our company, our business and our stockholders. Provided below is a summary of our corporate governance practices. Additional information regarding our governance framework and associated governance documents, including our Board Guidelines, are available at www.gilead.com on the Investors page under "Governance."

STOCKHOLDER RIGHTS	
▶ Annually Elect All Directors	▶ Stockholder Right to Act By Written Consent
▶ Majority Vote to Elect Directors (If Uncontested)	▶ Proxy Access on Market Terms, with 3% / Three-Year Threshold
▶ No Classified Board	▶ Compensation Clawback Policy
▶ No "Poison Pill"	▶ Compensation Recovery Policy
▶ No Supermajority Voting Provisions in Governance Documents	▶ Annual Say-on-Pay Vote
▶ No Dual Class Stock Structure with Unequal Voting Rights	▶ Proactive Year-Round Stockholder Engagement
▶ Stockholder Right to Call Special Meetings - 15% Threshold	

BOARD OVERSIGHT AND EFFECTIVENESS	BOARD INDEPENDENCE
▶ Robust Board Guidelines and Committee Charters	▶ Substantial Majority of Independent Directors
▶ Robust Board-Level Oversight, including over corporate strategy, enterprise risk management, human capital, corporate responsibility, cybersecurity and AI matters	▶ Robust Lead Independent Director Role
	▶ Fully Independent Board Committees
	▶ Regular Executive Sessions of Independent Directors
▶ Annual Corporate Responsibility Report	▶ Independent Evaluation of Chief Executive Officer
▶ Annual Board and Committee Evaluations	▶ Director Succession Planning and Board Refreshment
	▶ Balanced Mix of Director Tenures

Oversight of Corporate Strategy

Our Board actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities, financial results, potential corporate development opportunities and other matters that are material to the company. Our Board regularly receives information and formal updates from our management and actively engages with the senior leadership team with respect to the implementation of our corporate strategy. Our independent directors also hold regularly scheduled executive sessions during which they review and discuss our corporate strategy. Consistent with our corporate transaction approval policy, our Board also, directly or indirectly through a committee, reviews and approves strategic transactions that are material to our business, including significant acquisitions and collaborations.

During 2025, our Board actively reviewed, advised on and oversaw the refreshment of our strategic priorities to align with our long-term ambitions.

Maximize Impact of **Long-Acting** HIV	**Accelerate Pipeline Build** in Oncology and Inflammation	**Adopt and Scale AI** to Transform How We Work	**Prioritize Investments** for Highest Impact	**Strengthen Collaboration** to Accelerate Innovation

Oversight of Risk

Our Board exercises its risk oversight responsibility directly and through its committees. Our Board considers specific risk topics directly, including, but not limited to, risks associated with our company's strategic plan, capital allocation and pricing strategies of newly approved products. Our Board has delegated responsibility to its committees for oversight of specific risks that fall within the committee's areas of responsibility. Each of the committees periodically reports to the Board on its risk oversight activities. In addition to receiving reports from our Board committees, our Board is periodically briefed by Gilead's management on specific material risks or legal developments. We believe our Board's leadership structure effectively supports the Board's independent evaluation and management of risk.

AUDIT COMMITTEE	**COMPENSATION AND TALENT COMMITTEE**	**NOMINATING AND CORPORATE GOVERNANCE COMMITTEE**
Oversees risks associated with our financial and accounting systems, accounting policies and investment strategies, in addition to finance-related public reporting, regulatory compliance (other than healthcare compliance) and certain other matters delegated to the Committee, including risks associated with our information systems and technology (including cybersecurity).	Oversees risks related to our compensation practices to confirm that these practices are not reasonably likely to have a material adverse effect on Gilead or encourage employees to take unnecessary or excessive risks; also oversees risks related to talent management and succession planning of our executive officers, as well as strategies and policies related to human capital management.	Oversees risks related to corporate governance matters and certain other non-financial or non-compensation-related risks, including, but not limited to, Gilead's compliance program, clinical trials, manufacturing, human resources, competition law, political contributions (including payments to trade associations) and corporate responsibility matters (including climate change and sustainability).

Enterprise Risk Management

ERM Program and Risk Framework

We maintain an Enterprise Risk Management ("ERM") program that is intended to align our business strategy and core values with how we view, manage and report risks, and the risk framework that we employ is designed to provide a comprehensive view of internal and external factors that may positively or negatively impact our business objectives. The framework classifies risks into different categories based on the function where each risk may arise, with each business function being primarily responsible for day-to-day risk management activities. Our ERM team supports the business functions with the identification and prioritization of risks, the development of mitigation strategies and the reporting of critical risks through our centralized reporting system. This approach allows direct management of risks to remain with functional experts while ensuring the timely and appropriate escalation of critical risks, including to Gilead's executive leadership team (the "GLT") and the Board as appropriate.

ERM Roles and Responsibilities

The ERM program is supported by four primary groups at Gilead: The Board, the GLT, the ERM team and the individual business functions. Each component has its own role:

▶ The **Board** is responsible for overall risk governance, overseeing the company's maintenance of an appropriate system of risk management and internal controls. The Board also regularly reviews and discusses the most critical risks facing the company.

▶ The **GLT** is responsible for the company's overall risk strategy and the alignment of the company's ERM program with our corporate strategy. The GLT also provides management oversight of the risks with the greatest potential impact on the company's strategic objectives, facilitating the development and adjustment of appropriate mitigation strategies.

▶ The **ERM team** sits between the GLT and the individual business functions and facilitates the efficient and timely communication between the functional leads and the GLT. The ERM team is responsible for maintaining our centralized risk reporting system, aggregating risks for an enterprise-wide view, identifying risks for escalation to the GLT, conducting detailed risk assessments, and assessing the quality and completeness of risk mitigation plans.

▶ Each **business function** is responsible for identifying, assessing, allocating resources, executing specific mitigation strategies and performing other activities to manage its respective functional risks. Each function is also responsible for reporting and escalating emerging risk issues to the ERM team.

Enterprise Risk Assessment

The ERM team performs two primary types of enterprise risk assessments: strategic and operational. Strategic risks generally carry a longer development horizon, while operational risks are more likely to have short-to-medium term impacts. Because strategic and operational risks can often be closely related, we adopt a dual approach to risk assessment to facilitate a holistic view of the company's overall risk profile.

Strategic	Operational
▶ The strategic risk assessment utilizes a top-down approach, in which we annually discuss with senior executives the most critical risks that could prevent the company from achieving its strategic objectives. ▶ We then summarize the top risks and present them to our GLT and our Board. ▶ This update is designed to highlight the risks with the most potential to impact the business from a long-term strategic perspective.	▶ The operational risk assessment is a bottom-up process in which we gather feedback twice per year from functional leaders across the entire enterprise to gain an understanding of operational risks and related mitigation strategies across each business unit. ▶ This provides us with a granular view that complements the findings from the broader strategic risk update. ▶ We also perform periodic assessments of key business units to obtain a deeper understanding of their risk profiles and gain a more holistic view of the company's overall risk landscape.

Oversight of Human Capital Management

Our Board believes our success depends on the work of dedicated employees who embrace a shared sense of purpose and a culture of excellence. As such, our human capital objective is to make Gilead an employer of choice for the best talent in our industry. Our Compensation and Talent Committee has primary oversight responsibility for our strategies and policies related to human capital management, including with matters such as workplace culture, employee recruitment, development and retention, employee health and safety, compensation and benefits, and employee engagement. Our Compensation and Talent Committee receives regular updates from our management regarding human capital management matters throughout the year.

TALENT DEVELOPMENT AND SUCCESSION PLANNING

Our Board is actively involved in talent development and succession planning for our GLT. Our Compensation and Talent Committee has responsibility for overseeing and making recommendations to our Board with respect to talent development and succession planning for the Chief Executive Officer and our other executive officers. In connection with these efforts, our Compensation and Talent Committee performs a formal evaluation of the performance of our GLT on an annual basis.

Oversight of Corporate Responsibility

Our corporate responsibility program is at the heart of our mission to provide innovative medicines to prevent and treat life-threatening illnesses. We are committed to operating in a manner that is environmentally sustainable and socially responsible, as we believe doing so is critical to the success of our business and our ability to generate long-term, shared value for all of our stakeholders. This commitment is reflected in our ongoing investment in our corporate responsibility program as well as the involvement of the highest levels of company leadership in the program.

Our Nominating and Corporate Governance Committee has primary responsibility for oversight of corporate responsibility matters, and receives regular reports from our Corporate Responsibility Committee. Our Corporate Responsibility Committee, which is comprised of key members of leadership, manages our corporate responsibility program and, in consultation with our GLT, sets and implements strategy, reporting and other initiatives to advance our program.

Oversight of Cybersecurity Matters

Our Board has established an oversight structure for monitoring the effectiveness of and risks related to the cybersecurity program. Our Audit Committee has primary responsibility for overseeing risks associated with our information systems and technology, including cybersecurity. On a quarterly basis, our Audit Committee receives reports from our Chief Information Security Officer ("CISO"), and the chair of our Audit Committee also meets with our CISO individually on a quarterly basis. On an annual basis, our Audit Committee receives an annual report regarding our information systems and technology and associated policies, processes and practices for managing and mitigating cybersecurity and technology-related risks, and our Board receives an annual report from the Audit Committee on risks related to cybersecurity events as part of an update on our ERM program. In addition to this regular reporting, significant cybersecurity events may also be escalated on an as-needed basis through the company's organizational structure in accordance with our enterprise Incident Response Plan.

In the last three fiscal years, we have not experienced any material cybersecurity incidents, and any cybersecurity incident expenses we have incurred were immaterial.

Oversight of AI

Gilead recognizes the growing strategic importance of AI to the company's mission to discover, develop and deliver innovative therapeutics and advance health equity. Our Board oversees management's AI strategy and governance framework, with a focus on responsible, ethical and safe use that aligns with Gilead's AI Principles (published in 2025). Through regular reporting from management and relevant committees, our Board reviews significant risks and opportunities associated with AI and monitors Gilead's implementation of governance practices designed to support productive, compliant and socially responsible use of AI technologies across the enterprise.

Our Stockholder Outreach and Engagement

Gilead recognizes the value of and is committed to engaging with our stockholders. We believe strong corporate governance includes proactive outreach and engagement with our stockholders on a regular basis throughout the year to better understand the issues that are important to them and relay stockholder feedback to our full Board to inform their decision making. This enables us to meaningfully and effectively address these matters and to drive improvements in our policies, communications and other areas. As part of our regular stockholder engagement program, our senior leadership team engages with investors on a variety of topics in a number of forums, including in quarterly earnings calls, investor and industry conferences, analyst meetings and individual corporate governance and corporate responsibility discussions with stockholders. In addition, our Lead Independent Director participates in select investor meetings and shares the investor views expressed in these meeting with the full Board.

OUR YEAR-ROUND STOCKHOLDER ENGAGEMENT PROGRAM

Conduct meetings with our largest stockholders, including strategic director participation. Share the feedback with our Board and management for discussion and consideration.

Incorporate feedback from investor meetings into annual meeting planning and enhance governance practices and disclosures as needed. Review stockholder proposals and engage as appropriate.

Our Stockholder Engagement Program

Fall · Winter · Spring · Annual Meeting of Stockholders · Summer

Review annual meeting results and determine any next steps, including engagement priorities.

Conduct investor meetings as needed in advance of the annual meeting to answer questions and obtain stockholder feedback on proxy matters.

FALL 2025 ENGAGEMENT



We contacted holders of **58%** of our outstanding shares

Our Lead Independent Director met with holders representing **30%** of our outstanding shares

We met with holders representing **42%** of our outstanding shares

In Fall 2025, we contacted stockholders representing approximately 58% of our outstanding shares to gain valuable insights on the issues that matter most to our stockholders.

Of those that we contacted, our engagement team led by our General Counsel and leadership from our Investor Relations, Executive Compensation, Corporate Responsibility and Office of Corporate Secretary teams met with stockholders representing approximately 42% of our outstanding shares.

Our Lead Independent Director and engagement team met with stockholders representing approximately 30% of our outstanding shares to provide a direct line of communication between our stockholders and the Board.

We gained constructive feedback during these engagements, which was shared with our Board and management. This ongoing feedback drives improvements in our governance policies and practices.

KEY TOPICS DISCUSSED WITH STOCKHOLDERS IN 2025

Corporate Governance

▶ Board composition and refreshment, including size and future makeup of the Board

▶ Board oversight of company strategy and risk areas, including oversight of company's use of AI

▶ Board leadership structure and the Lead Independent Director role

Compensation and Human Capital

▶ Changes to 2025 executive compensation program

▶ Metrics in the company's long-term incentive plan

▶ Human capital management initiatives

Corporate Responsibility

▶ Human rights policy stockholder proposal

▶ Company's engagement with the U.S. administration on regulatory and policy matters

▶ Health equity and access to medicine initiatives

Response to 2025 Stockholder Proposals:

As part of our year-round investor outreach and engagement following our 2025 annual meeting of stockholders, we engaged with investors on two stockholder proposals presented at that meeting:

(1) a request for an independent board chair policy, which received support from 36.2% of shares represented; and

(2) a request for a comprehensive human rights policy and human rights due diligence, which received support from 35.9% of shares represented.

Given the level of support for both proposals, our engagement discussions proactively sought out investor perspectives regarding these topics.

Independent Board Chair Policy

Most stockholders whom we engaged with expressed support for our current Board leadership structure, under which Mr. O'Day serves as both CEO and Chairman of our Board and Mr. Welters serves as the Lead Independent Director. Investors highlighted the robust responsibilities of the Lead Independent Director role and indicated that these responsibilities provide strong, effective independent Board leadership. Our Board and the Nominating and Corporate Governance Committee will continue to regularly evaluate the Board's leadership structure to confirm it remains in the best interests of the company and its stockholders.

Human Rights Policy and Due Diligence

The majority of the stockholders we engaged with did not support this proposal, recognizing the company's existing human rights commitments and initiatives. However, several investors expressed interest in enhanced transparency regarding our human rights practices. After further dialogue with the proponents of this proposal, our management and Board agreed to adopt a formal human rights policy by February 2027 to supplement our existing commitments and provide additional disclosures responsive to investor feedback.

Board Leadership Structure

Combined Chairman and Chief Executive Officer

Our Board Guidelines enable our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. This allows our Board to make changes in the leadership structure when the Board believes that such actions are in the best interests of the company and its stockholders. The independent directors of the Board review the Board leadership structure on a regular basis to ensure that it continues to serve the best interests of Gilead.

Lead Independent Director

Our Board Guidelines provide that the independent directors will designate a Lead Independent Director when the Chairperson is not an independent director. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, helping to provide a strong, independent and active Board of Directors. Our Board regularly reviews its leadership structure to evaluate whether it remains appropriate for our company, and we continue to believe the robust duties of our Lead Independent Director empower our independent directors to provide guidance and effective oversight of management.

Roles and Responsibilities

As set forth in the Lead Independent Director Charter, the Lead Independent Director has clearly delineated and comprehensive duties, which are described further below:

- Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;
- Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;
- Chairing meetings of the Board of Directors when the Chairperson is not present or when otherwise appropriate, including all executive sessions of independent directors;
- Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;
- Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;
- Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;
- Calling meetings of the independent directors, as appropriate;
- Serving as chairperson of meetings of the independent directors;
- Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;
- Ensuring that independent directors have adequate opportunities to meet and discuss issues in meetings of the independent directors;
- Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;
- Communicating to management, as appropriate, the results of private discussions among independent directors;
- Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;
- Providing guidance on director succession and development;
- Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;
- Serving as the independent directors' representative in crisis situations, unless otherwise directed by the Board;
- Monitoring conflicts of interest of all directors, including the Chairperson;
- Participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

▶ Responding to major stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

▶ Representing independent directors in communications with other stakeholders, as required; and

▶ Performing such other duties as the Board of Directors may from time to time delegate.

The Lead Independent Director also frequently attends meetings of all our Board committees and leads our Board in conducting an annual assessment of our Board and the committees to evaluate their effectiveness. In addition, as required by our Board Guidelines, our independent directors meet without executive management on a regular basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Consistent with our commitment to robust engagement with our stockholders, the Lead Independent Director also participates in meetings with stockholders as part of our year-round stockholder engagement program.

The Lead Independent Director Charter is available on our website at www.gilead.com on the Investors page under "Governance."



Daniel P. O'Day

Chairman of the Board

Our Board believes that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chief Executive Officer and Chairman of the Board because it positions Mr. O'Day to effectively drive future strategy and decision-making for our organization. In addition to public, private and non-profit board experience, Mr. O'Day has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of the business. As the individual with primary responsibility and accountability for managing our day-to-day operations, Mr. O'Day can provide unified leadership of Gilead and help to make sure that key business and strategic issues, risks and opportunities are brought to our Board's attention in a way that prioritizes and makes the best use of our Board's time.



Anthony Welters

Lead Independent Director

In 2024, the independent directors of our Board unanimously appointed Anthony Welters as our Lead Independent Director. Mr. Welters has served as a director since 2020 and currently serves as Chair of the Compensation and Talent Committee and a member of the Nominating and Corporate Governance Committee. Mr. Welters has extensive leadership experience in the health insurance and managed care industry, and he has demonstrated a commitment to delivering healthcare to underserved communities. He also has significant experience with corporate governance matters as a current and former director of other public company boards, including board leadership roles. In light of this extensive experience and his valued contributions to our Board and its committees, our Board believes Mr. Welters is well-positioned to provide strong leadership and oversight of Board matters, be an effective partner to our Chairman of the Board and foster effective collaboration among the directors.

Board Evaluations

Our Board believes that a robust and constructive Board and committee evaluation process is an essential component of board effectiveness. Our Board and each of the committees conduct an annual evaluation of Board and committee performance, which is organized by our Nominating and Corporate Governance Committee and led by our Lead Independent Director. An overview of our 2025 annual evaluation process is provided below.

DEVELOPMENT OF ANNUAL EVALUATION PROCESS	WRITTEN SELF-ASSESSMENT	ONE-ON-ONE DISCUSSIONS	EVALUATION OF RESULTS
▶ Our Nominating and Corporate Governance Committee develops an annual self-evaluation process and prepares the questionnaires for our Board and the committees.	▶ Each director completes a written self-assessment evaluating the performance of the Board and their respective committees.	▶ Our Lead Independent Director and our Chairperson have one-on-one discussions with each director.	▶ The full Board and each committee review and discuss the results from the written self-assessments. ▶ Our Lead Independent Director shares the feedback from the one-on-one discussions with the full Board for discussion and consideration.

2025 Board and Committee Meetings; Attendance

All directors attended greater than 75% of the aggregate of all meetings of our Board and of the committees on which they served during the year ended December 31, 2025 (or the period for which they served in 2025), and on average we had a 98.3% attendance rate for such meetings.

On average, we had a **98.3%** attendance rate for our 2025 Board and committee meetings.

100% of our Board attended the 2025 annual meeting of stockholders.

The 2025 Board and committee membership and the number of meetings of our full Board and committees held in 2025 are shown in the table below:

	Board	Audit Committee	Compensation and Talent Committee	Nominating and Corporate Governance Committee	Science Committee
Jacqueline K. Barton, Ph.D.	●		●		●
Jeffrey A. Bluestone, Ph.D.	●				●
Sandra J. Horning, M.D.	●			●	○
Kelly A. Kramer	●	○	●		
Ted W. Love, M.D.	●	●			
Harish Manwani	●		●	○	
Daniel P. O'Day	Chairman				
Javier J. Rodriguez	●	●			
Anthony Welters	Lead Independent Director		○	●	
Number of 2025 Meetings	5	8	6	4	4

● Member   ○ Chair

Our Board expects directors to attend our annual meetings of stockholders. All of our incumbent directors attended the 2025 annual meeting of stockholders.

Committee Rotation and Selection Process

The selection of the committee chairs and members is reviewed by our Board annually by recommendation of the Nominating and Corporate Governance Committee. There are no fixed terms for committee chairs or membership. However, our Board recognizes that rotation may be appropriate at periodic intervals.

Committees of Our Board of Directors

Our Board has an Audit Committee, a Compensation and Talent Committee, a Nominating and Corporate Governance Committee and a Science Committee. Our Board has determined that all committee members are independent directors (and non-employee directors, in the case of the Compensation and Talent Committee) under the criteria specified by the laws and regulations of the SEC, the listing rules of Nasdaq, and/or our Board Guidelines, as applicable. The charter for each of these committees is available on our website at www.gilead.com on the Investors page under "Governance."

Audit Committee

  

2025 Meetings: 8

Current Members:
Kelly A. Kramer* (Chair); Ted W. Love, M.D.; Javier J. Rodriguez*

*Our Board has determined that Ms. Kramer and Mr. Rodriguez each qualify as an "audit committee financial expert," as defined in applicable SEC rules.

Our Audit Committee oversees our corporate accounting, financial reporting process and systems of internal accounting and financial controls.

Primary Responsibilities

- Directly oversees the selection, appointment, compensation, retention, and replacement of the independent auditors, including approving all audit and permissible non-audit services
- Evaluates the auditors' performance, independence, and qualifications and oversees audit partner rotation
- Reviews the scope, cost, procedures, and results of audits, including findings and recommendations
- Assesses the scope and effectiveness of internal control over financial reporting
- Reviews the impact of regulatory and accounting developments on consolidated financial statements

- Reviews significant reporting issues or judgments in financial statement preparation
- Pre-approves or ratifies related party transactions in compliance with applicable laws and listing rules
- Oversees disclosure controls and procedures
- Reviews earnings releases and financial statements included in Forms 10-K and 10-Q
- Reviews and approves the annual internal audit plan and budget
- Evaluates the effectiveness of the internal audit function
- Oversees management of risk related to financial reporting, accounting, investment, and cybersecurity

We have established procedures for the confidential submission of employee concerns under our Complaint Procedure and Non-Retaliation Policy. Our Audit Committee receives quarterly reports from management on all complaints regarding accounting, internal accounting controls or auditing matters made under our Complaint Procedure and Non-Retaliation Policy.

Our Audit Committee regularly meets in executive session and in private sessions with each of our Chief Financial Officer, our Vice President of Internal Audit and representatives of Ernst & Young LLP, and from time to time, our Chief Accounting Officer and Corporate Controller, during which candid discussions regarding financial management, legal, accounting, auditing and internal control matters take place.

Compensation and Talent Committee

   

2025 Meetings: 6

Current Members:
Anthony Welters (Chair); Jacqueline K. Barton, Ph.D.; Kelly A. Kramer, Harish Manwani

Our Compensation and Talent Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs, overseeing talent management and succession planning, and overseeing human capital management strategies and policies.

Primary Responsibilities

▶ Oversees administration and review of compensation plans

▶ Evaluates CEO performance and approves CEO compensation, subject to independent director ratification, and reviews and approves compensation for other executive officers

▶ Oversees executive talent management and succession planning and provides annual recommendation

▶ Establishes executive officer stock ownership guidelines and recommends guidelines for non-employee Board members

▶ Assesses whether compensation practices create material risk or encourage excessive risk-taking

▶ Oversees human capital management strategies, including inclusion, workplace culture, recruitment, development, retention, and engagement

▶ Appoints, compensates, and oversees independent compensation advisers

In compliance with the committee charter, our Compensation and Talent Committee may delegate any of its responsibilities to subcommittees, so long as such actions are ratified by the Compensation and Talent Committee as a whole.

Our Compensation and Talent Committee has the authority to engage the services of its own outside advisors to assist it in determining the compensation of our executive officers. Our Compensation and Talent Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook"), a national compensation consulting firm, as its independent compensation consultant. See Role of Compensation Consultant on page 65.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Talent Committee who served during 2025 is currently or has been, at any time since our formation, one of our officers or employees. During 2025, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation and Talent Committee. None of the members of our Compensation and Talent Committee who served during 2025 currently has or has had any relationship or transaction requiring disclosure pursuant to Item 404 of Regulation S-K.

Nominating and Corporate Governance Committee

  

2025 Meetings: 4

Current Members:
Harish Manwani (Chair); Sandra J. Horning, M.D.; Anthony Welters

Our Nominating and Corporate Governance Committee oversees the corporate governance policies and practices of the company, including Board and committee structure and nominations, and monitors the compliance functions managed by the Chief Ethics and Compliance Officer.

Primary Responsibilities

▶ Develops and periodically reviews qualifications for member of the Board and its committee, in light of Board refreshment and succession needs and leads director searches as appropriate

▶ Reviews Board leadership structure and recommends changes, including recommendation for Lead Independent Director appointment

▶ Reviews committee structure and recommends committee members and chairs for Board approval

▶ Reviews corporate governance policies and recommends updates for Board approval

▶ Develops Board and committee self-evaluation processes and recommends actions based on findings

▶ Oversees the company's stockholder engagement program

▶ Oversees ESG matters, including non-financial, non-compensation-related risks, and reviews periodic ESG reports

▶ Reviews political expenditure policies and related payments, including trade association contributions

Our Nominating and Corporate Governance Committee approves the appointment and removal of the Chief Ethics and Compliance Officer and regularly meets in executive session with that officer as part of its oversight of the company's compliance program.

We have established procedures for the confidential submission of employee concerns under our Complaint Procedure and Non-Retaliation Policy. Our Nominating and Corporate Governance Committee receives quarterly reports from management on complaints made under our Complaint Procedure and Non-Retaliation Policy (other than those relating to accounting, internal accounting controls or auditing matters, which are reported to our Audit Committee).

  

Science Committee

2025 Meetings: 4

Current Members:
Sandra J. Horning, M.D. (Chair); Jacqueline K. Barton, Ph.D.; Jeffrey A. Bluestone, Ph.D.

Our Science Committee oversees, on behalf of the Board, our research and development strategy, including with respect to our commercial portfolio and the capabilities of our products and product candidates.

Primary Responsibilities

- ▶ Advises the Board on the direction of and progress made towards our research and development strategy
- ▶ Assesses the quality of our commercial portfolio and clinical programs, and evaluates potential opportunities to enhance our portfolio and programs through opt-in programs, collaborations and other strategic transactions

- ▶ Monitors the status, progress and outcomes of key clinical trials
- ▶ Reviews the potential effect of developments in the competitive scientific landscape and emerging science trends on our commercial portfolio and clinical programs

Executive Sessions

As required by our Board Guidelines, our independent directors meet in regularly scheduled executive sessions at which only they are present. Our Lead Independent Director presides over these executive sessions. At these executive sessions, the independent directors review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Additionally, executive sessions may be convened by the Lead Independent Director at his discretion and will be convened if requested by any other independent director.

Board Processes

Director Orientation and Continuing Education

We have an orientation process for our Board members that is designed to familiarize new directors with various aspects of our business, including our strategy, operations, finances, risk management processes, compliance program and governance practices.

Each member of our Board is encouraged to participate in education programs to assist them in performing the director's responsibilities and shall complete any and all continuing education requirements mandated by the SEC or Nasdaq.

Stockholder Communications with Our Board

Stockholders may communicate with our Board by sending a letter to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404. Our Corporate Secretary reviews all communications from stockholders, but may, in her sole discretion, disregard any communication that she believes is not: related to our business; within the scope of our responsibility; credible; or material or potentially material.

If deemed an appropriate communication, the Corporate Secretary will submit the stockholder communication to the member of our Board addressed in the communication and to our Lead Independent Director. We maintain a "Stockholders Communications with the Board" policy that outlines the applicable procedures and is available on our website at www.gilead.com on the Investors page under "Governance."

Certain Relationships and Related Person Transactions

Indemnity Agreements

We enter into indemnity agreements with each of our executive officers (including our Named Executive Officers) and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of us, and otherwise to the full extent permitted under Delaware law and our bylaws.

Policies and Procedures

Related Person Transactions

Our Audit Committee is responsible for reviewing and approving, in advance, all related person transactions. Related persons include any of our directors or executive officers, certain of our stockholders and their immediate family members, and transactions include any transaction or arrangement in which the amount involved exceeds $120,000 and where the company or any of its subsidiaries is a participant and a related person has a direct or indirect material interest. In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's-length transaction with an unrelated third party and the extent of the related person's interest in the transaction. The responsibility for reviewing and approving such transactions is set forth in writing in the Audit Committee Charter. A copy of the Audit Committee Charter is available on our website at www.gilead.com on the Investors page under "Governance."

To assist us in identifying related person transactions, each year we require our directors and executive officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their immediate family members have a material interest.

Conflicts of Interest

We review related person transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. In addition, our Nominating and Corporate Governance Committee determines, on an annual basis, which members of our Board meet the definition of independent director under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. The obligation for this determination is set forth in writing in the Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at www.gilead.com on the Investors page under "Governance." Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

> **No Related Person Transactions and Conflicts of Interest**
>
> There were no related person transactions or conflicts of interest involving directors or executive officers from January 1, 2025 through March 20, 2026 (the filing date of this Proxy Statement). Approval of any related person transaction or conflict of interest would require approval of the applicable Board committee (as described above) or the full Board.

Code of Ethics

Our Code of Ethics establishes the corporate standards of behavior for all our employees, officers and directors and sets our expectations of contractors and agents. Our Code of Ethics supports our commitment to maintaining the highest standards of legal and ethical conduct and includes our expectations with respect to topics such as inclusion, human rights, anti-harassment and anti-bullying, international trade, intellectual property and political activity. The Code of Ethics is available on our website at www.gilead.com on the Investors page under "Governance." Any person who becomes aware of any possible non-compliance with laws, regulations, our Code of Ethics or any other Gilead policy is responsible for notifying a member of management or the legal department. We have also implemented an Ethics Hotline through which concerns can be raised confidentially. We investigate all reports promptly, and we do not tolerate retaliation against anyone making reports in good faith or assisting in investigations of possible violations.

Compensation of Non-Employee Board Members

The members of our Board play a critical role in guiding our strategic direction and overseeing our management. In light of the demanding nature of the role and responsibilities of a public company board, including the time commitment and risks associated with board service, the market for highly qualified and experienced individuals who are capable of serving as the directors of a large public company has remained highly competitive.

These dynamics make it imperative that we provide a competitive compensation program for our non-employee directors. Such directors are accordingly compensated based upon their respective levels of Board participation and responsibilities, including service on Board committees, and receive a combination of annual cash retainers, with additional cash retainers for Lead Independent Director and Board committee chair service, and annual equity awards in the form of stock options and restricted stock unit awards. In addition, our non-employee directors are also reimbursed for their business-related expenses incurred in connection with attendance at Board and committee meetings and related activities. Our employee directors do not receive additional compensation for their service on our Board.

Our Compensation and Talent Committee reviews our non-employee director compensation program on an annual basis with its independent advisor, FW Cook. The review includes a comparison of our program to the ten-company peer group used by Gilead for benchmarking executive compensation as detailed on page 65. Any recommended changes to our program are then presented to the independent members of our Board for their consideration and approval.

Cash Payments and Equity Awards

The following table sets forth the compensation arrangements for our non-employee Board members during 2025:

2025 NON-EMPLOYEE BOARD MEMBER COMPENSATION



$75,000
Annual Cash Retainer

$300,000
Equity Awards
(Stock Options and Restricted Stock Units)[1], [2]

Cash Payment[3]

Lead Independent Director
$50,000 / $80,000[4]
additional cash retainer

Chair of Audit Committee
$25,000
additional cash retainer

Chair of Compensation and Talent Committee, Nominating and Corporate Governance Committee, or Science Committee
$20,000
additional cash retainer

Committee Member (in addition to any Committee Chair fees)
$20,000
additional cash retainer

[1] The number of shares of our common stock subject to the option portion of the annual equity award is calculated by dividing $150,000 by the fair value of the option on the grant date, with any fractional share rounded down to the next whole share. The fair value of the option award is based on a Black-Scholes option valuation model. The number of shares of our common stock subject to the restricted stock unit portion of the annual equity award is calculated by dividing $150,000 by the closing market price per share of our common stock on the award date, with any fractional share rounded down to the next whole share.

[2] The Lead Independent Director, committee chairs and other committee members do not receive any additional equity awards for their Lead Independent Director or committee service.

[3] A non-employee Board member's actual cash retainer is equal to the aggregate of his or her annual cash retainer for Board service ($75,000) plus his or her additional cash retainers for service as Lead Independent Director or one or more Board committees (e.g., if the Audit Committee Chair also serves as a member on the Compensation and Talent Committee, the total dollar amount of the cash retainer will be $140,000). In addition, the cash retainer amounts presented in the table represent the annualized amounts payable to a non-employee Board member. Actual payments were made on a quarterly, pro-rated basis.

[4] The Lead Independent Director receives an additional retainer of $80,000 should the Lead Independent Director not serve on any committees of the Board or $50,000 should the director serve on a committee (in addition to any retainer amounts for committee service).

Deferred Compensation Plan

Our Deferred Compensation Plan allows our non-employee directors to defer all or a portion of their cash retainer each year. The deferred amount may either be immediately converted into phantom shares of our common stock or invested in a designated group of investment funds, neither of which results in above-market interest under applicable SEC disclosure rules. To the extent that a non-employee director elects to defer his or her cash retainer into phantom shares, the resulting number of phantom shares will be determined by dividing the deferred amount by the fair market value per share of our common stock on the conversion date. The resulting number of phantom shares will be paid out in actual shares of our common stock at the end of the deferral period. If the non-employee director elects to defer his or her retainer into investment funds, then he or she may select from among the investment funds available under the Deferred Compensation Plan. These investment funds are substantially the same as those available under our broad-based Section 401(k) employee savings plan.

A non-employee director may elect to receive his or her deferred account balance at a designated age that is no earlier than age 50 and no later than age 75, or on the date of his or her cessation of Board service or on the second or fifth anniversary of that cessation date, in a lump sum or in annual installments over a period not to exceed 10 years. An early distribution is permitted in the event of a financial hardship. In the event of the non-employee director's death, an account balance will be distributed in a lump sum to the non-employee director's designated beneficiary.

Stock Ownership Guidelines

We have stock ownership guidelines to encourage our non-employee directors to retain a significant portion of their shares of our common stock. These stock ownership guidelines require our non-employee directors to hold shares of our common stock with an aggregate fair market value equal to or greater than five times their annual cash retainer. This guideline is to be achieved over a five-year period, measured from the date the non-employee director first joins our Board.

All members of our Board were in compliance with Gilead's stock ownership guidelines as of December 31, 2025.

Terms of Equity Awards

The stock options granted to our non-employee directors each have an exercise price equal to the fair market value per share of our common stock on the date of grant (based on the closing market price for our common stock on that date as reported on the Nasdaq Global Select Market). Each stock option has a maximum term of 10 years, subject to earlier termination three years after the non-employee director's cessation of Board service. Stock option and restricted stock unit awards granted to non-employee directors vest immediately upon grant. Initial equity awards for new non-employee directors are prorated based on the number of days remaining in the compensation period in which they commence Board service. The shares that vest under restricted stock unit awards may, pursuant to a director's advance election, be subject to a deferred issuance in up to five annual installments following his or her cessation of Board service.

2025 Director Compensation

The table below summarizes the compensation paid by us to non-employee Board members for the 2025 fiscal year:

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2][3]	Option Awards[3][4]	All Other Compensation[5]	Total
Jacqueline K. Barton	$ 115,000	$149,932	$149,989	$15,000	$ 429,921
Jeffrey A. Bluestone	$ 95,000[6]	$149,932	$149,989	$14,860	$ 409,781
Sandra J. Horning	$ 132,521[6]	$149,932	$149,989	$ 1,500	$ 433,942
Kelly A. Kramer	$ 137,521	$149,932	$149,989	—	$ 437,442
Ted W. Love	$ 95,000	$149,932	$149,989	$15,000	$ 409,921
Harish M. Manwani	$ 132,521	$149,932	$149,989	—	$ 432,442
Javier J. Rodriguez	$ 95,000	$149,932	$149,989	$15,000	$ 409,921
Anthony Welters	$ 180,041	$149,932	$149,989	—	$ 479,962

[1] Represents cash retainer for serving on our Board and committees of the Board for the year ended December 31, 2025.

[2] Represents RSU awards comprised of 1,516 shares granted in 2025 under our 2022 Equity Incentive Plan (the "2022 Plan") to each Board member on May 7, 2025 and vested immediately on the same date. The applicable grant-date fair value of each award was calculated in accordance with Topic 718 and did not take into account any estimated forfeitures related to service vesting. Market values are calculated by multiplying the number of shares of our common stock subject to the award by the closing price per share of our common stock on the award date of $98.90.

[3] The following table shows, for each named individual, the aggregate shares under stock awards and option awards held by that individual as of December 31, 2025 (all such awards were fully vested):

Name	Aggregate Stock Awards Outstanding as of December 31, 2025[a]	Aggregate Option Awards Outstanding as of December 31, 2025
Jacqueline K. Barton	4,553	91,495
Jeffrey A. Bluestone	5,713	46,025
Sandra J. Horning	7,801	71,869
Kelly A. Kramer	19,110	99,752
Ted W. Love	—	22,453
Harish M. Manwani	—	89,376
Javier J. Rodriguez	—	68,813
Anthony Welters	—	67,864

[a] Aggregate stock awards include vested RSUs for which receipt of the underlying shares of our common stock has been deferred. RSUs accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding RSUs. Dividend equivalents are accumulated and paid in cash when the underlying shares are issued.

[4] Represents the grant-date fair value of the stock option awards comprised of 6,809 options with an exercise price of $98.90 per share made to each Board member on May 7, 2025 under the 2022 plan and vested immediately on the same date. The applicable grant-date fair value of each award was calculated in accordance with Topic 718 and did not take into account any estimated forfeitures related to such service vesting. Assumptions used in the calculation of grant-date fair value are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year filed with the SEC.

[5] Represents matching donations made by us to a charitable organization of (i) $15,000 on behalf of each of Dr. Barton, Dr. Love, and Mr. Rodriguez, (ii) $14,860 on behalf of Dr. Bluestone and (iii) $1,500 on behalf of Dr. Horning.

[6] Dr. Bluestone and Dr. Horning elected to defer retainer fees of $95,000 and $132,521, respectively, as a cash deferral under our Deferred Compensation Plan.

Audit Matters

PROPOSAL **2**	# Ratification of the Selection of Independent Registered Public Accounting Firm

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 and has further directed that we submit the selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has served as our auditor since 1988.

✔ **Our Board unanimously recommends a vote "FOR" Proposal 2.**

Annual Evaluation and Selection of Independent Auditor

To help support continuing auditor independence, our Audit Committee annually reviews Ernst & Young LLP's independence and performance in connection with the Committee's determination of whether to retain Ernst & Young LLP or engage another firm as our independent auditor. In the course of these reviews, our Audit Committee considers, among other things:

▶ Ernst & Young LLP's historical and recent performance on the Gilead audit;

▶ Ernst & Young LLP's institutional knowledge and expertise regarding Gilead's global business, accounting policies and practices and internal control over financial reporting;

▶ the professional qualifications of Ernst & Young LLP, the lead audit partner and other key engagement partners;

▶ Ernst & Young LLP's disclosures related to audit quality and performance, including recent Public Company Accounting Oversight Board (the "PCAOB") inspections;

▶ the appropriateness of Ernst & Young LLP's audit fees, including the fees that Ernst & Young LLP receives for non-audit services;

▶ the quality and candor of Ernst & Young LLP's communications with the Audit Committee and management; and

▶ the potential impact of changing our independent registered public accounting firm.

Based on this evaluation, our Audit Committee has determined that Ernst & Young LLP is independent and that it is in the best interests of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent auditors for the 2026 fiscal year.

Rotation of Lead Audit Partner

The Audit Committee requires the lead audit partner to be rotated at least every five years in accordance with PCAOB rules. The process for selection of Gilead's lead audit partner pursuant to this rotation involves a meeting between the Chair of our Audit Committee and the candidate for the role as well as discussion by the full Audit Committee and management. Our last rotation of lead audit partner was in 2023.

Principal Accountant Fees and Services

Our Audit Committee is responsible for audit firm compensation. The aggregate fees billed or expected to be billed by Ernst & Young LLP for the years ended December 31, 2025 and 2024 for the professional services described below are as follows:

Name	2025	2024
Audit Fees[1]	$12,096,190	$15,199,417
Audit-Related Fees[2]	$ 5,235	$ 11,235
Tax Fees[3]	$ 1,980,525	$ 2,120,267
All Other Fees[4]	—	$ 177,500
Total	$14,081,950	$17,508,419

[1] Represents fees related to the respective year's (i) integrated audit of our consolidated financial statements and internal control over financial reporting, (ii) review of our interim condensed consolidated financial statements, and (iii) audit services for other statutory or regulatory filings or engagements.

[2] Represents fees for other assurance and related services rendered during the respective year.

[3] Represents fees for domestic and international tax compliance and tax consultation services rendered during the respective year.

[4] Represents fees for miscellaneous permitted advisory services rendered during the respective year.

All of the services described above were pre-approved by our Audit Committee. The Committee concluded that the provision of these services by Ernst & Young LLP would not affect their independence.

Pre-Approval Policy and Procedures

To minimize relationships that could impair the objectivity of Ernst & Young LLP, our Audit Committee adopted policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. Under this policy, our Audit Committee must pre-approve all services provided by Ernst & Young LLP, and the policy prohibits the engagement of Ernst & Young LLP for certain specified services. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is a persuasive business reason for using Ernst & Young LLP over other providers. The policy provides that, as a general rule of thumb, the fees for these other services should be less than 25% of total audit fees. Pre-approval may be given as part of our Audit Committee's approval of the scope of Ernst & Young LLP's engagement or on an explicit case-by-case basis before Ernst & Young LLP is engaged to provide each service. The pre-approval of services may be delegated by our Audit Committee to a member of the Audit Committee. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Representatives of Ernst & Young LLP are expected to be present at our Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, our Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, our Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, our Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if our Audit Committee determines that such a change would be in the best interests of Gilead and our stockholders.

Audit Committee Report

Our Audit Committee is composed of three directors and operates under a written charter adopted by the Board of Directors. Our Board has determined that all members of our Audit Committee are "independent" directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines.

Our Audit Committee oversees, on behalf of our Board, our corporate accounting, financial reporting process and systems of internal accounting and financial controls. Management has the primary responsibility for the financial statements, the reporting process and the system of internal control over financial reporting.

Our Audit Committee is responsible for the selection, appointment, retention, compensation and oversight of Gilead's independent registered public accounting firm, Ernst & Young LLP. Our Audit Committee reviewed and discussed with Ernst & Young LLP the auditors' independence from Gilead and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and our Audit Committee has discussed with Ernst & Young LLP its independence from Gilead. We also considered whether Ernst & Young LLP's provision of non-audit services to Gilead is compatible with the auditor's independence.

We have adopted auditor independence policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is an appropriate business reason for using Ernst & Young LLP over other providers. Our Audit Committee receives quarterly reports on the scope of services provided to date and those planned to be provided by Ernst & Young LLP in the future.

Our Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2025 with management and Ernst & Young LLP. Our Audit Committee has also reviewed and discussed with Ernst & Young LLP the matters required to be discussed with the Audit Committee by the applicable requirements of the PCAOB and the SEC.

Based upon these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in Gilead's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC. Our Board has approved this inclusion.

Audit Committee

Kelly A. Kramer, *Chair*
Ted W. Love, M.D.
Javier J. Rodriguez

Executive Officers

The names of our executive officers who are not also directors of Gilead and certain information about each of them as of March 20, 2026 (the filing date of this Proxy Statement) are set forth below.

See Mr. O'Day's biography above under "Nominees" on page 27.



Dietmar Berger, M.D., Ph.D.

Age: **63**
Joined Gilead: **2025**

Position:
▶ **Chief Medical Officer**

Role as Gilead's Chief Medical Officer: Responsible for the company's leading virology, oncology and inflammation pipeline, as well as its global development and medical affairs organizations; together with the leadership team, Dr. Berger works to advance clinical development strategies and programs with the goals of changing the trajectory of disease and transforming care for patients and communities around the world

Select Work Experience:
▶ Board-certified internist, hematologist and oncologist with more than 25 years of extensive experience in developing and delivering innovative medicines across a broad range of therapeutic areas

▶ Prior to Gilead, served as Senior Vice President and Global Head of Development at Sanofi, a global healthcare company, from 2019 to 2024, where he led clinical development for therapeutic areas that included immunology, hematology, oncology, neuroscience, rare diseases, diabetes and cardiovascular medicine

▶ Prior to Sanofi, served as Executive Vice President and Global Head of Research & Development at Atara Biotherapeutics, as well as development and medical affairs roles at Genentech, Bayer Healthcare Pharmaceuticals and Amgen

▶ Professor of Medicine at the University of Freiburg Hospital in Freiburg, Germany

Education: Completed medical training in Freiburg, Germany; Basel, Switzerland; and Chicago; earned his M.D. and Ph.D. from the Albert-Ludwigs University School of Medicine



Andrew D. Dickinson

Age: **56**
Joined Gilead: **2016**

Position:
▶ **Chief Financial Officer**

Role as Gilead's Chief Financial Officer: Responsible for the oversight of the company's global finance, corporate development, information technology, operations and strategy organizations

Select Work Experience:
▶ Joined Gilead in 2016 and served as head of the company's corporate development and strategy group, where he drove all of Gilead's licensing, partnership and acquisition transactions and guided investments into new areas

▶ Prior to Gilead, served as the global Co-Head of Healthcare Investment Banking at Lazard

▶ Earlier in his career, Mr. Dickinson served as General Counsel and Vice President of Corporate Development at Myogen Inc., which was acquired by Gilead in 2006

▶ Currently serves on the board of directors for Sutter Health, a nonprofit hospital system based in California

▶ Previously served on the board of directors of Galapagos NV and the Fosun Pharma and Kite joint venture in China, which was established in 2017

Education: Earned his bachelor's degree in molecular, cellular and developmental biology from the University of Colorado at Boulder and his Juris Doctor from Loyola University Chicago



Johanna Mercier

Age: **56**
Joined Gilead: **2019**

Position:
▶ **Chief Commercial and Corporate Affairs Officer**

Role as Gilead's Chief Commercial and Corporate Affairs Officer: Responsible for driving top-line revenue growth and expanding access to Gilead's therapies across virology, oncology and inflammation for patients around the world; in late 2025, she took on additional responsibility for the company's public affairs and government affairs functions worldwide, helping shape Gilead's messaging, bolstering its reputation with stakeholders and strengthening its relationships with global policymakers

Select Work Experience:
▶ Central to Gilead's portfolio diversification, improving the company's long-term growth prospects, expanding patient access and developing commercial strategy
▶ Orchestrated the historic launch of a novel, long-acting option for HIV prevention and the swift delivery of its first shipments to low- and middle-income countries within five months of U.S. approval; today Ms. Mercier leads efforts to establish it as a standard of care and to expand access around the world in pursuit of ending the HIV epidemic

▶ Led the rapid launch and global access efforts for Gilead's COVID-19 antiviral on an accelerated timeline during the height of the pandemic, while also driving Gilead's response to the crisis, including product donations
▶ Champion of responsible, ethical use of artificial intelligence to speed medicine to patients
▶ Passionate advocate for the future of transformational healthcare and improving patient access on a global scale, serving on the boards of Arcus Biosciences, Neurocrine Biosciences and the University of Southern California's Leonard D. Schaeffer Center for Health Policy and Economics
▶ Prior to Gilead, spent 25 years at Bristol Myers Squibb, where she held senior leadership roles across the U.S. and international markets

Education: Earned her bachelor's degree in biology from the University of Montreal and her MBA from Concordia University



Keeley M. Cain Wettan

Age: **52**
Joined Gilead: **2011**

Position:
▶ **Executive Vice President, General Counsel, Legal & Compliance**

Role as Gilead's Executive Vice President, General Counsel, Legal & Compliance: Responsible for overseeing the company's global legal and compliance functions; advises the Board of Directors and senior leadership on legal, regulatory, governance, risk and compliance matters; also oversees the corporate responsibility function and serves as Chair and Secretary of the Gilead Foundation

Select Work Experience:
▶ Joined Gilead in 2011 and has held a series of leadership positions that have shaped the company's legal and compliance strategy; most recently served as Senior Vice President, Global Legal Business Partners, leading teams that provide legal support to Gilead's business units worldwide

▶ Also oversaw the company's litigation and investigations group, where she managed complex legal disputes and government investigations, as well as the company's corporate governance and strategic transactions group, where she played a key role in board and governance matters, mergers and acquisitions and other strategic initiatives
▶ Prior to Gilead, practiced law at Simpson Thacher & Bartlett and advised corporate clients on general litigation, government investigations and legal strategy

Education: Earned her bachelor's degree in political science from the University of Iowa and her Juris Doctor from the University of California, Berkeley School of Law

Executive Compensation

Advisory Vote to Approve the Compensation of Our Named Executive Officers

Based upon a vote of stockholders at our 2025 annual meeting of stockholders, and following our Board's recommendation for an annual advisory vote to approve the compensation of the Named Executive Officers, we are providing stockholders with an advisory vote to approve the compensation of our Named Executive Officers, as required by Section 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Although the vote is non-binding, our Board and Compensation and Talent Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers.

We encourage our stockholders to read the Compensation Discussion and Analysis, beginning on page 51. which describes the details of our executive compensation program and the decisions made by the Compensation and Talent Committee in 2025. Our 2025 corporate achievements are described under "Corporate Performance Metrics and Achievements for 2025" in the Compensation Discussion and Analysis.

Our stockholders are being asked to approve by advisory vote the following resolution relating to the compensation of the Named Executive Officers in this Proxy Statement:

"RESOLVED, that Gilead's stockholders hereby approve the compensation paid to Gilead's executive officers named in the Summary Compensation Table of this Proxy Statement, as that compensation is disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the various compensation tables and the accompanying narrative discussion included in this Proxy Statement."

The vote on this resolution is not intended to address any specific element of compensation. Rather the vote relates to the compensation of the Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

Under our Board's policy of providing annual advisory votes on executive compensation, the next such vote is expected to occur at the 2027 annual meeting of stockholders.

✔ **Our Board unanimously recommends a vote "FOR" Proposal 3.**

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the components of our executive compensation program and the 2025 decisions of the Compensation and Talent Committee of our Board (our "Compensation and Talent Committee" or "Committee") for our 2025 Named Executive Officers (or "NEOs"), who are set forth below. As of December 31, 2025, Gilead had four executive officers.



Daniel P. O'Day
Chairman and Chief Executive Officer ("Chief Executive Officer" or "CEO")



Andrew D. Dickinson
Chief Financial Officer



Johanna Mercier
Chief Commercial and Corporate Affairs Officer



Dietmar Berger, M.D., PH.D.
Chief Medical Officer[1]



Deborah H. Telman
Former Executive Vice President, Corporate Affairs and General Counsel[2]

[1] Dr. Berger commenced employment as Gilead's Chief Medical Officer on January 2, 2025.

[2] As discussed below, Ms. Telman ceased to serve as Gilead's Executive Vice President, Corporate Affairs and General Counsel on December 5, 2025, and her employment with the company terminated without cause later in December.

2025 Business Highlights

In 2025, Gilead delivered strong financial and strategic results that directly reflect continued execution against our long-term ambitions and strategic priorities. Key achievements for the year include:

▶ Robust HIV sales performance driven by Biktarvy and our HIV prevention portfolio

▶ Significant progress with Yeztugo for PrEP

   ▶ First regulatory approvals in commercial and access markets

   ▶ 2025 Prix Galien USA Award for Best Pharmaceutical Product

   ▶ Expanded global access through partnerships that accelerated delivery to high incidence regions

▶ Advancement of Gilead's oncology strategy

   ▶ Presented compelling clinical data at major global medical conferences, demonstrating progress across solid tumor and hematologic programs

   ▶ Prepared for potential launches in 2026 of Trodelvy in 1L mTNBC and anito-cel in 4L+ R/R MM

▶ Execution of major U.S. manufacturing and R&D investments

   ▶ Reinforced long-term value creation goals, innovation and the strength of our domestic growth strategy

Following a strong fiscal 2025 marked by solid financial results and total shareholder return, as we enter 2026, Gilead is well-positioned to build on this momentum, supported by a strong commercial foundation, the most robust pipeline in our history and a clear strategic roadmap that we believe will continue to deliver patient impact and shareholder value in the years ahead.

STRENGTHENING OUR PIPELINE AND PORTFOLIO

Gilead advanced the most robust pipeline in its history in 2025, marked by meaningful progress across virology, oncology and inflammation programs. These advancements reflect our commitment to driving innovation, patient impact and long-term shareholder value.

HIV Prevention	HIV Tx Progress	Oncology Pipeline Progress	Product Launch Momentum
FY25 HIV Prevention growth of +47% YoY Yeztugo advancement through key regulatory approvals	Results from two Phase 3 trials demonstrated that combining bictegravir and lenacapavir achieved statistically non-inferior viral suppression with no new safety concerns	Compelling clinical data generated: Four Phase 3 readouts in solid tumors including positive data for Trodelvy in 1L mTNBC and pivotal data for anito-cel in 4L+ R/R MM	Livdelzi market share leader in 2L+ PBC Potential launches of anito-cel in 4L+ R/R MM, bulevirtide in HDV, and Trodelvy in 1L mTNBC in 2026

In 2025, Gilead delivered meaningful product achievements that reflect our strategic execution and accountability for advancing long-term value creation. Advancements across our portfolio demonstrated disciplined execution and a sustained focus on patient impact.

+46% YoY Sales Growth Descovy for PrEP	$150 MILLION 2025 Sales Yeztugo	$14.3 BILLION 2025 Sales Biktarvy	$373 MILLION 2025 Sales Livdelzi

COMMITTED TO FINANCIAL RESULTS AND SHAREHOLDERS RETURNS

Gilead delivered strong financial performance in 2025, demonstrating effective commercial execution and the strength of the company's strategy.

$28.9 BILLION 2025 Total Product Sales +1% Increase compared to 2024	$6.78 GAAP Diluted EPS $8.15 Non-GAAP Diluted EPS[1]	$5.9 BILLION Returned to shareholders through dividends and share repurchases

Our achievements in 2025, along with our continued focus on disciplined expense management, resulted in a 37% total shareholder return in 2025. We exceeded the median total shareholder return achieved by both our compensation peer group and the Nasdaq Biotech Index not only in 2025, but also over the three- and five-year periods shown below:



[1] Financial metrics are reported and reconciled in Appendix A.

Stockholder Engagement and 2025 Say-on-Pay Vote

At the 2025 annual meeting of stockholders (the "2025 Annual Meeting"), 91% of votes were cast in favor of the compensation of our Named Executive Officers. Our Compensation and Talent Committee carefully reviews voting results and feedback from our stockholder engagement activities when making executive compensation decisions and remains committed to open and ongoing stockholder engagement. The insights we have gained from our stockholder engagement over the years have been helpful to management and the Board in guiding our corporate policies and practices.



We contacted holders of **58%** of our outstanding shares

Our Lead Independent Director met with holders representing **30%** of our outstanding shares

We met with holders representing **42%** of our outstanding shares

Consistent with prior years, we engaged in stockholder outreach efforts throughout 2025.

In 2025, we contacted stockholders representing approximately 58% of our outstanding shares to gain valuable insights on the issues that matter most to our stockholders.

Of those that we contacted, we met with stockholders representing approximately 42% of our outstanding shares. Our Lead Independent Director and engagement team met with stockholders representing approximately 30% of our outstanding shares.

During these meetings, we discussed key governance and corporate responsibility topics, including Board refreshment and composition, human capital management, and health equity and environmental initiatives. We also asked our stockholders for their perspectives and feedback on our executive compensation program.

Our stockholders expressed general satisfaction and did not raise any material concerns regarding our executive compensation program. After carefully reviewing feedback from our stockholder engagement activities, the Committee did not make any changes to our executive compensation program and policies as a result of the most recent say-on-pay vote in 2025.

Stockholders may express their views directly to our Compensation and Talent Committee as described in our "Stockholder Communications with the Board" policy, available on our website at www.gilead.com on the Investors page under "Governance."

Compensation Philosophy

At Gilead, our mission is to discover, develop and deliver innovative therapeutics for people with life-threatening diseases. To succeed, we must attract, engage and retain highly talented individuals who are committed to our mission and core values of integrity, inclusion, teamwork, accountability and excellence. Our executive compensation program is built on the following fundamental principles that we believe are imperative to achieving our mission while also balancing the long-term interests of our stockholders:

▶ Pay-for-Performance   ▶ Short- and Long-Term Balance   ▶ Value Optimization

▶ Market Competitiveness   ▶ Stockholder Alignment

We maintain "best-in-class" governance standards for the oversight of our executive compensation program, as evidenced by the following policies and practices in effect during 2025:

WHAT WE DO	WHAT WE DO NOT DO
✔ Ongoing outreach and engagement with major stockholders on executive compensation governance	✖ No repricing of stock options without stockholder approval
✔ Rigorous annual incentive performance metrics with financial goals weighted at 60% of the total award opportunity and pipeline, product and people goals weighted at 40%, and with an individual performance modifier applicable to all NEOs other than our Chief Executive Officer	✖ No single trigger change in control benefits
	✖ No change in control excise tax gross-ups
	✖ Employees and directors are prohibited from hedging and pledging our stock
✔ Grant long-term equity awards that are 75% performance-based, with 50% awarded in the form of performance shares, based on pre-established measures and goals set at the beginning of the three-year performance period	✖ No dividend or dividend equivalent rights payable on unearned or unvested equity awards
	✖ No defined benefit pension or supplemental executive retirement plan (SERP) benefits
✔ Clawback policies that cover both time- and performance-based cash and equity awards and require clawback in the event of a financial restatement as well as allow for clawback in the event of significant misconduct	✖ No fixed term employment agreements
✔ Cap annual cash incentive and long-term performance share award payouts at reasonable levels	
✔ Set pre-established grant dates for executive officers' annual equity awards	
✔ Compensation and Talent Committee's independent consultant performs no other work for Gilead	
✔ Conduct annual assessments to identify and mitigate risk in our compensation programs	
✔ Robust executive stock ownership guidelines	

Compensation Overview

Elements of Annual Compensation

Our Compensation and Talent Committee annually reviews our Named Executive Officers' target total direct compensation, payment criteria, goals and pay outcomes. **Based on this review, the Committee believes our executive compensation program is fair and delivers pay that is aligned with execution against our financial and strategic goals and creation of long-term stockholder value.**

A summary of the components of our Named Executive Officers' compensation awarded or earned during 2025 is set forth below:

Compensation Components

Base Salary

Payment Criteria

Fixed annual compensation reviewed annually with any increases generally effective March 1

2025 Compensation Summary

Our Named Executive Officers received modest base salary increases ranging from 1.4% to 3.0% over 2024 levels (other than Dr. Berger, who was newly hired and not eligible for a base salary increase), consistent with increases given to salaried employees company-wide

Annual Cash Incentive

Payment Criteria

- Corporate performance assessed on:
  - Financial results: 60%
  - Pipeline, Product and People results: 40%
- Individual performance modifier applies for all Named Executive Officers other than the CEO
- Maximum payout = 200% of target

2025 Compensation Summary

- Annual incentive earned at 180% of target for our CEO, based on corporate performance against pre-set rigorous metrics
- Annual incentive earned at 161% to 181% of target for other Named Executive Officers, based on corporate and individual performance

Long-Term Incentive ("LTI") Compensation

2025 Performance Shares

- 50% delivered in performance shares earned over three years based on relative TSR and, new for 2025 in response to stockholder feedback, a multi-year adjusted EPS growth metric
  - There is no payout if performance falls below a minimum threshold
  - Relative TSR awards are capped at target if absolute TSR is negative, regardless of relative performance
- 25% delivered in stock options that vest over four years beginning with one-quarter vesting one year after grant, and the remainder vesting in equal quarterly installments after year one
- 25% delivered in restricted stock units that vest over four years beginning with one-quarter vesting one year after grant, and the remainder vesting in equal quarterly installments after year one

2025 Compensation Summary

- 2023 performance shares, were earned as follows:
  - Relative TSR performance shares were earned at 200.00% of target based on 88.2 percentile TSR against the companies in the S&P Healthcare Sub-Index
  - Absolute Revenue performance shares were earned at 149.42% of target

Pay and Performance Alignment

Our industry's business model is characterized by significant capital investment, long lead times for discovery and development and unpredictable outcomes due to the nature of developing medicines for human use.

Our business involves multi-year development cycles, in which realization of the return on investments in our product pipeline may take up to 12 years or more. **Thus, our executive compensation program focuses not only on the successful progression of research programs, clinical trials and the launch of new products, but also on performance across a range of shorter-term metrics that advance our long-term strategy and longer-term value creation for our stockholders.** As a result of long development cycles, success in the early phases of development, while critical to achieving our long-term strategy and short-term goals, may not be reflected in our operating performance and share price for several years.

Long-term equity incentives, awarded in the form of performance shares, stock options and restricted stock units, make up the single largest component of our executives' annual pay opportunity. As a result, a substantial portion of the target total direct compensation ("TDC") for each Named Executive Officer is at-risk and tied directly to Gilead's performance with an appropriate balance between the short- and long-term, as shown below. Target TDC is comprised of annual base salary, target annual incentive, and target annual long-term equity incentives.

CHIEF EXECUTIVE OFFICER



OTHER NAMED EXECUTIVE OFFICERS (AVERAGE)



Our programs are structured so that the target pay opportunity is not representative of actual realized pay unless we perform. For example, our performance share awards are directly impacted by our adjusted EPS growth achievement, relative TSR performance and stock price. When actual adjusted EPS growth and relative TSR performance is below target, the number of shares earned is also below the target number granted. This realizable value is then further impacted if the stock price declines below grant value. In addition, our restricted stock units decrease in value when our stock price declines, and our stock options have no value unless and until the stock price exceeds the grant date exercise price.

Named Executive Officers' 2025 Annual Compensation

Base Salaries

Our Compensation and Talent Committee reviews and approves our Chief Executive Officer's base salary, subject to ratification by the independent members of our Board. For 2025, the Committee approved, and our Board ratified, a 1.4% salary increase for Mr. O'Day.

Mr. O'Day presented his recommendations for our other Named Executive Officers' base salary increases to our Compensation and Talent Committee, based on his assessment of individual achievements during 2024, expectations for their roles moving forward, as well as competitive market positioning. The approved increases were effective as of March 1, 2025 and aligned with those given to salaried employees company-wide. Dr. Berger was not eligible for a base salary increase due to being newly hired.

The 2025 base salaries for our Named Executive Officers were as follows:

Named Executive Officer	2025 Base Salary (Annualized)	% Base Salary Increase
Mr. O'Day	$ 1,800,000	1.4%
Mr. Dickinson	$ 1,123,000	3.0%
Ms. Mercier	$ 1,189,000	3.0%
Dr. Berger	$ 1,000,000	N/A
Ms. Telman	$ 1,002,000	3.0%

Annual Incentive

Our annual incentive plan is designed to reward performance that supports our corporate strategy and drives desired leadership behaviors. The annual incentive plan aligns with our corporate strategy by focusing on short-term financial, pipeline, product and people metrics that serve as building blocks for our future product development and position us to deliver longer-term value to stockholders.

As in prior years, our Chief Executive Officer's annual incentive was tied solely to our corporate performance, with our Chief Executive Officer's individual performance factor being the same as our corporate performance factor. Our other Named Executive Officers' annual incentives were based on the achievement of the same corporate performance metrics that applied to our Chief Executive Officer, as well as individual performance goals, with award amounts determined by the following formula:



[**Base Salary** x **Target Incentive** x **Corporate Performance Factor 0% – 150%** x **Individual Performance Factor 0% – 150%**[(1)]] = **Actual Incentive Award 0% – 200%**

(1) CEO performance is tied 100% to corporate performance. For purposes of calculating the CEO award, the individual performance factor is set equal to the corporate performance factor. Commencing with the 2026 annual incentive plan, the Committee has eliminated application of the corporate performance factor as an individual modifier for the CEO's award and funding of the CEO's bonus will equal the corporate performance factor.

Both the company performance factor and individual performance factor can range from 0% to 150% achievement, with the **maximum cash incentive payout capped at 200% of target.** If the overall corporate performance factor for the year was less than 50%, no award would have been earned.

Target Annual Incentive Opportunities

Consistent with past years, the Compensation and Talent Committee set the 2025 target annual incentive opportunity at 150% of salary for our CEO and 100% of salary for our other Named Executive Officers. Actual earned amounts could range from 0% to 200% of the target opportunity, based on achievement of the relevant corporate and individual performance objectives.

Corporate Performance Metrics and Achievements for 2025

Our Compensation and Talent Committee reviews our executive compensation program annually to ensure that it drives desired leadership behaviors, is aligned with our corporate strategy, and links our executives' pay with the long-term interests of our stockholders. As part of this review, in February 2025, the Committee approved increasing the weighting of the financial metrics under the annual incentive plan from 50% to 60% and decreasing the weighting of the strategic metrics from 50% to 40%. The increase in the weighting of financial metrics incentivizes the company's executives to focus on key short-term metrics that drive our ability to invest in and advance our pipeline while reinforcing our commitment to disciplined expense management. Each of our financial goals and many of our strategic goals are quantitative and tied to pre-established targets. The Committee then reviews our performance against these metrics after the end of the year. Based on our performance, the Committee calculated a corporate performance factor between 0% and 150% achievement for each of the metrics, as shown below.

The Committee approved adjusted net product revenue and adjusted operating income goals as our financial goals for 2025 because they drive our ability to invest in and advance our pipeline which in turn positions us to deliver longer-term value to stockholders. For purposes of the 2025 annual incentive plan, the Committee approved adjusted net product revenue and adjusted operating income performance goals that excluded Veklury revenue, consistent with the approach used in 2021 through 2024. **The 2025 approved adjusted net product revenue and adjusted operating income targets, excluding Veklury revenue, were above the 2024 actual adjusted net product revenue and adjusted operating income results.** When setting the goals, the Committee determined to continue its 2022 process for separately assessing Veklury performance in incentive plan results, applying a 0.75x to 1.25x modifier to the corporate performance factor to reflect Veklury's potential impact while maintaining focus on other parts of the business. This was done in light of the continued highly unpredictable nature of COVID-19 infection rates (and resulting Veklury revenues) and the Committee's desire to incentivize performance around our core businesses which are vital to our longer-term performance.

After considering Gilead's 2025 financial performance within our core businesses, the Committee approved a 1.00x modifier to the corporate performance factor for Veklury, resulting in no change to otherwise earned annual incentive payouts. **Based on this assessment and the achievements described below, our Compensation and Talent Committee certified an overall corporate performance factor of 134% of target for our Named Executive Officers,** other than Ms. Telman, who received a pro-rated target annual bonus payout pursuant to the Gilead Sciences, Inc. Severance Plan.



60% Financial Metrics

Metric[(1)]	Weighting	Below Threshold	Threshold	Target	Maximum	Actual Performance	Performance Factor	Resulting Payout Percentage
Adjusted Net Product Revenue	35%	No Payout Earned	$25,660M	$27,011M	$27,686M	$28,004M	150%	52.5%
Adjusted Operating Income	25%	No Payout Earned	$10,886M	$12,095M	$12,700M	$12,785M	150%	37.5%
							Financial Results	**90.0%**

(1) Financial metrics are reported and reconciled in Appendix A.

 **40%** **Strategic: Pipeline, Product and People Metrics**

Metric	Overall Weighting	Actual	Performance Factor	Resulting Payout Percentage
Pipeline				
Introduce nine new molecular entities ("NMEs") into the Development portfolio and achieve key pipeline milestones	**20%**	▶ Introduced a total of 9 NMEs into the Development portfolio as of year-end ▶ Filed PURPOSE 1 & 2 in 8 geographies ▶ Completed ASCENT-03 topline progression-free survival (PFS) primary readout in May 2025 with sBLA completed in September 2025 ▶ Completed ASCENT-04 PFS readout in April 2025 ▶ Achieved ISLEND-1&2 last patient in May 2025, ahead of schedule ▶ Achieved Next Gen Lymphoma first site activation in Q4 ▶ Filed BLA for iMMagine-1 in Q4	110%	22%
Product				
Achieve commercialization launch milestones ▶ Achieve Len4PrEP total U.S. patients of 8,700 as of November 2025 ▶ Achieve Livdelzi total U.S. patients of 5,400 as of December 2025	**10%**	▶ Achieved 7,276 Len4PrEP U.S. patients as of November 2025, resulting in below target achievement ▶ Treated 5,852 Livdelzi total patients as of December 2025, resulting in maximum achievement	104%	10%
People				
Foster employee engagement and inclusion	**10%**	▶ Conducted a global employee survey which showed a 4% increase in overall employee engagement and a 5% increase in employee belonging compared to 2024	120%	12%

Pipeline, Product and People Results	**44%**
Overall Corporate Performance Factor	**134%**

Individual Performance



I AM BOLD in aspiration and **AGILE** in execution.

I CARE and make time for people.

I LISTEN, speak openly and explain the "why."

I TRUST others and myself to make sound decisions.

I OWN the impact of my words and actions.

Other than with respect to our Chief Executive Officer, whose annual incentive opportunity was based entirely on corporate performance, our Compensation and Talent Committee also considered Named Executive Officers' individual contributions to the achievement of key research and development, commercial, financial and operational objectives. The Committee focused on both the results against the individual performance objectives that supported our corporate goals and the officer's demonstration of our Core Values – Integrity, Inclusion, Excellence, Teamwork and Accountability – and our Leadership Commitments, as described above.

Individual performance objectives were determined and communicated to executives at the beginning of the year. Achievement of the factors could range from 0% to 150% and reflect the extent to which each Named Executive Officer's personal contributions were determined to benefit our overall corporate performance, to exceed or fall short of the officer's individual objectives for the year and to model our Core Values and Leadership Commitments.

The table below summarizes select achievements for each Named Executive Officer, other than our Chief Executive Officer and Ms. Telman, who received a pro-rated target annual bonus payout pursuant to the Gilead Sciences, Inc. Severance Plan as described below.

Executive Officer	Select 2025 Achievements
 **Mr. Dickinson** Chief Financial Officer	▶ Mr. Dickinson continues to lead Gilead in maintaining a strong focus on financial discipline and long-term operational efficiency. In 2025, Gilead generated $10.0 billion in operating cash flow, returned $5.9 billion to shareholders through dividends and share repurchases, and optimized its capital structure by repaying $1.75 billion in debt. ▶ In 2025, with Mr. Dickinson's guidance, Gilead's Corporate Development team executed 15 transactions to continue building our R&D portfolio, including addition of LEO Pharma's STAT6 degrader, acquisition of Interius BioTherapeutics, and strategic collaboration with Kymera and OncoNano, among others. ▶ Under Mr. Dickinson's leadership, Gilead IT prioritized consolidating core platforms, accelerating cloud and AI adoption, and enhancing employee experience—achieving 93% on-time delivery. The foundation for transformative technologies is now in place with a majority of the enterprise on one SAP S4 instance and the Enterprise AI & Technology strategy delivering early milestones to rapidly adopt and scale AI. ▶ Additionally, the Corporate Operations team continues to deliver major capital projects on time and on budget – achieving key milestones for the new ground-up research facility, building new biologics-enabling lab capabilities in Foster City, California, and optimizing our global footprint for efficiency and sustainability.

Executive Officer	Select 2025 Achievements
 **Ms. Mercier** Chief Commercial and Corporate Affairs Officer	▶ In 2025, with a focus on commercial execution, Ms. Mercier and the Gilead Commercial organization exceeded budget targets by driving strong performance across Gilead's innovative portfolio, including HIV, oncology, and liver disease while proactively planning for external challenges to our core business, such as the impact of the Inflation Reduction Act and negotiating the Most-Favored-Nation agreement to best position Gilead for the future. ▶ Ms. Mercier led the successful U.S. launch of Yeztugo (lenacapavir), the first twice-yearly option for HIV prevention, achieving >85% U.S. payer access roughly three months ahead of schedule, with expectations to reach 90% by mid-2026, while preparing for its future launches globally. Her team was key in securing Gilead's partnerships with the Global Fund as well as with the U.S. State Department and PEPFAR to deliver lenacapavir for HIV prevention for up to two million people in primarily low- and lower-middle income countries. ▶ Following positive results from two groundbreaking Phase 3 clinical trials of Trodelvy, a first-in-class Trop-2 antibody drug conjugate, in first-line metastatic triple-negative breast cancer. Ms. Mercier and her team have been working towards the highly anticipated U.S. launch, pending FDA approval in 2026.
 **Dr. Berger** Chief Medical Officer	▶ Under Dr. Berger's leadership, Gilead's clinical portfolio continued to expand, including the approvals of Yeztugo/Yeytuo for HIV PrEP, positive results for Trodelvy in metastatic triple-negative breast cancer with the ASCENT-03 and ASCENT-04 trials, and positive results for bictegravir and lenacapavir in HIV treatment (ARTISTRY-1 and -2 trials). ▶ Dr. Berger was instrumental in moving 9 programs from Gilead Research or external partners into the Development portfolio as well as overseeing continued expansion in Inflammation. As of the end of 2025, 53 clinical stage programs were underway under Dr. Berger's leadership, including his oversight of benefit/risk as Gilead's Chief Medical Officer. ▶ Dr. Berger managed the Medical Affairs organization that helped launch Yeztugo (twice-yearly lenacapavir for PrEP). The Medical Affairs organization continued to provide medical information across our therapeutic areas to practicing caregivers around the world for all of Gilead's therapies, including Biktarvy, Trodelvy, Veklury, Livdelzi and Yeztugo.

Annual Incentive Decisions

The Committee approved final annual incentive awards based on our corporate performance and individual performance for our Named Executive Officers other than our Chief Executive Officer. Based on our corporate performance, the Committee recommended, and the independent members of our Board ratified, the annual incentive award for our Chief Executive Officer. As a result, the following payments were approved for 2025:

Named Executive Officer	Base Salary	Target Incentive Opportunity (as % of Salary)	Target Incentive Opportunity	Corporate Performance Factor	Individual Performance Factor	Total Award Value
Mr. O'Day	$ 1,800,000	150%	$ 2,700,000	134%	134%[1]	$ 4,848,120
Mr. Dickinson	$ 1,123,000	100%	$ 1,123,000	134%	130%	$ 1,956,266
Ms. Mercier	$ 1,189,000	100%	$ 1,189,000	134%	135%	$ 2,150,901
Dr. Berger[2]	$ 997,260	100%	$ 997,260	134%	120%	$ 1,603,594

[1] CEO performance is tied 100% to corporate performance. For purposes of calculating the CEO award for 2025, the individual performance factor was set equal to the corporate performance factor.

[2] Dr. Berger's award was pro-rated based on his start date of January 2, 2025.

Long-Term Equity Compensation

Our long-term equity compensation program is designed to link our executives' pay with the long-term interests of our stockholders, help competitively position target compensation opportunities for our executives and provide meaningful retentive value. As part of our Compensation and Talent Committee's annual review of our executive compensation program described above, our Committee reviews our long-term equity compensation program to ensure alignment with our executive compensation philosophy. As a result of its annual review, in March 2025, the Committee approved replacing the annual revenue metric in the performance shares with a multi-year adjusted EPS growth metric. The table below shows the components of the long-term equity compensation program approved by the Committee for 2025, which is comprised of performance shares, stock options and restricted stock units, with performance shares emphasized:



25% Restricted Stock Units
Promotes retention and alignment with long-term stockholders

25% Stock Options
Value is only realized if stock price appreciates

50% Performance Shares
Payout is based on performance financial metrics comprised of 50% relative TSR, by value, and 50% adjusted EPS growth, by value

2025 Annual Long-Term Equity Decisions

Our Compensation and Talent Committee approved equity awards in the amounts set forth below, which reflect approved grant-date values and not actual delivered or realized compensation. When setting target long-term equity award values, our Committee evaluated each Named Executive Officer's performance during the prior year, his or her expected future contributions and his or her market position compared to the competitive market.

The following table sets forth the value of the equity awards approved by our Committee and, for our Chief Executive Officer, ratified by the independent members of our Board. Mr. O'Day's target long-term equity award value was increased 9% over his 2024 target award value in recognition of his expected future contributions and to further tie his compensation with Gilead's long-term performance, and Ms. Telman's target long-term equity award value was increased 11% over her 2024 target award value as her compensation continued to be adjusted to market levels, although her 2025 equity awards were forfeited in connection with her termination of employment in December 2025.

Named Executive	Total Target Equity Award Value Approved by the Compensation and Talent Committee
	2025
Mr. O'Day	$ 18,000,000
Mr. Dickinson	$ 5,200,000
Ms. Mercier	$ 5,200,000
Dr. Berger	$ 4,000,000
Ms. Telman	$ 3,600,000

2025 Performance Share Awards

All measures and goals were pre-established at the beginning of the three-year performance period.

As part of its annual review of our long-term equity incentive program, our Committee conducts an annual review of the performance share award design, including performance measures and associated payout levels, the rigor of the performance goals and their alignment with performance. **In March 2025, the Compensation and Talent Committee reviewed and established a new program design for the 2025 performance share awards based on input from management, the Committee's independent compensation consultant, FW Cook, and shareholder discussions.** The performance share awards granted by our Compensation and Talent Committee in 2025 were divided into two equally weighted tranches: one subject to three-year relative TSR performance conditions and one subject to two-year adjusted EPS growth followed by a one-year service period. The adjusted EPS growth metric was weighted equally in each of the two years and measured against pre-established performance targets. The adjusted EPS growth metrics were established based on a review of the company's internal EPS budget for the performance period. Our Committee determined that relative TSR and adjusted EPS growth were appropriate performance measures as they both drive behaviors that the Committee wants to reinforce and align pay directly with stockholder returns. The 2025 performance shares are generally subject to continued employment through certification of the TSR performance achievement.

Relative TSR Portion. The performance-based vesting requirement for the relative TSR performance shares is tied to our TSR for the performance period from March 1, 2025 through December 31, 2027, relative to the companies comprising the S&P Healthcare Sub-Index. The S&P Healthcare Sub-Index was selected for comparison because it enables our Committee to assess our performance against an objective peer group of industry relevant competitors. The Committee evaluated relative TSR performance against the same comparator group in prior years.

TSR Percentile vs. Comparator Group	% of Target Paid
81st or above	200%
50th	100%
20th or below	0%

If our absolute TSR is negative, the vesting opportunity is capped at 100% of target, regardless of our relative performance. To receive the earned performance shares, an executive officer must generally remain employed with us through the date following the end of the performance period when our Compensation and Talent Committee certifies performance achievement.

2025 Adjusted EPS Growth Portion. The adjusted EPS growth metric for the 2025 performance shares is weighted equally between the 2025 tranche and 2026 tranche and measured against targets and goals established in March 2025. To receive the earned performance shares, an executive officer must generally remain employed with us through the date following the end of the full three-year performance period when our Compensation and Talent Committee certifies TSR performance achievement.

Measure	Threshold (90%)	Target (100%)	Maximum (107.5%)	2025 Performance	Actual Earned
2025 Adjusted EPS Growth ($)	≤6.54	7.26	≥7.81	7.92	200%

2025 – 2027 EPS Score			
Measure	2025	2026	2025-2027 Actual Earned
Adjusted EPS Growth[1]	200%	Target growth pre-established and to be disclosed following achievement	TBD

[1] Financial metrics are reported and reconciled in Appendix A.

2025 Stock Options

Our Compensation and Talent Committee believes that stock options provide an appropriate incentive for our executives because they will deliver value only if our stock price appreciates from the date of grant, which benefits all stockholders. Stock options granted to our Named Executive Officers have a 10-year contractual term and vest over a four-year service period. One-quarter of these options vest one year from the grant date, and the remaining stock options vest in equal quarterly installments thereafter (assuming the continued service of the executive officer through the applicable vesting date).

2025 Restricted Stock Units

Our Compensation and Talent Committee believes that restricted stock units promote alignment of our executives' interests with those of our stockholders and the long-term retention of our executives. Restricted stock units granted to our Named Executive Officers vest over a four-year service period. One-quarter of these restricted stock units vest one year from the grant date, and the remaining restricted stock units vest in equal quarterly installments thereafter (assuming the continued service of the executive officer through the applicable vesting date).

2023 Performance Share Awards Earned

The 2023 performance share awards approved for our then-serving Named Executive Officers in 2023 were subject to an approximate three-year performance period and continued employment through certification of performance achievement:

▶ The vesting requirement for the TSR tranche was tied to our relative TSR for the performance period from March 1, 2023 through December 31, 2025, compared to the TSR of the companies comprising the S&P Healthcare Sub-Index over such period; and

▶ The vesting requirement for the revenue tranche was based on our level of achievement with respect to net product revenue goals established for each of 2023, 2024 and 2025 (one-third each year).

In February 2025, our Committee established the net product revenue performance goal for 2025 of $28.4 billion (at target), which included Veklury revenue, with the payout level ranging from 0% to 200% of target. In contrast to the separate revenue assessments established under the annual incentive plan, and consistent with prior years, the Committee included revenue from Veklury in setting the performance share program revenue target resulting in a higher revenue target than the 2025 revenue target under our annual incentive plan. The 2025 net product revenue goal aligned with our forecast for 2025.

In February 2026, our Compensation and Talent Committee certified final performance achievements for the 2023 performance share awards. Our three-year relative TSR was at the 88.2 percentile, resulting in a payout of 200% of target for the TSR-based awards. Our net product revenue exceeded the target revenue goal in 2023, 2024 and 2025, resulting in a payout of 149.42% of target for the revenue-based awards.



Performance Share Awards	Weighting	Actual Performance	Below Threshold	Threshold	Target	Maximum	Percentage Earned
Relative TSR Tranche	50%	Actual Performance **88.2 percentile**	No Shares Issuable	20.0th percentile	50.0th percentile	>80.0th percentile	200.00%
Net Product Revenue Tranche: 2023 Net Product Revenue	16.6%	Actual Performance **$26.9B**	No Shares Issuable	$23.8B	$26.5B	$27.7B	136.36%
2024 Net Product Revenue[(1)]	16.6%	Actual Performance **$28.6B**	No Shares Issuable	$24.8B	$27.6B	$28.9B	176.42%
2025 Net Product Revenue[(1)]	16.6%	Actual Performance **$28.9B**	No Shares Issuable	$25.6B	$28.4B	$29.8B	135.47%

(1) Also included as a sub-tranche of the 2024 performance share awards.

2023 Performance Share Awards

Named Executive Officer	Target Number of TSR Shares	Earned TSR Shares	Target Number of Revenue Shares	Earned Revenue Shares
Mr. O'Day	42,790	85,580	47,170	70,480
Mr. Dickinson	14,835	29,670	16,350	24,430
Ms. Mercier	14,835	29,670	16,350	24,430

Dr. Berger - New Hire Arrangements

In connection with Dr. Berger's hiring, our Compensation and Talent Committee approved the following one-time make-whole payments, to help compensate Dr. Berger for certain forgone compensation opportunities with his prior employer and incentivize him to accept employment with Gilead:

- An award of restricted stock units with a grant date value of $4,500,000 to compensate Mr. Berger for the value of certain equity awards granted by his former employers that he forfeited as a result of accepting employment with Gilead. The one-time make-whole award, which was informed by the form, value and timing of equity awards granted by his former employer, vests in three annual installments from the date of grant, subject to Dr. Berger's continued service through the applicable vesting dates.

▶ A $3,000,000 sign-on bonus, to offset the value of his annual bonus and certain unvested equity awards forfeited from his prior employer, which were scheduled to become payable or vest, as applicable, shortly after starting his employment with Gilead, and to offset other economic costs to Dr. Berger as a result of joining Gilead. The full sign-on bonus is subject to repayment should Dr. Berger terminate his employment prior to completing two years of service with the company.

Under our mobility program, Dr. Berger also received relocation benefits as part of his offer of employment. These benefits are aligned with what is given to all employees under our mobility program and are described further in the footnotes to the Summary Compensation Table below.

Other Executive Compensation Policies and Practices

Role of Chief Executive Officer

Our Chief Executive Officer makes recommendations to our Compensation and Talent Committee with respect to the compensation for our Named Executive Officers other than himself. In formulating his recommendations, our Chief Executive Officer reviews internal base salary data and external compensation data provided by our Human Resources Department. The Human Resources Department has engaged Compensia Inc. ("Compensia"), a national compensation consulting firm, to provide market data with respect to comparable companies, including tally sheets, financial performance reports, market compensation reviews and other analyses to aid our Chief Executive Officer in developing his recommendations. During 2025, Compensia served solely as a consultant to management in the compensation decision-making process. When setting 2025 compensation levels, our Compensation and Talent Committee placed considerable weight on our Chief Executive Officer's compensation recommendations because of his direct knowledge of each Named Executive Officer's performance and contributions.

Role of Compensation Consultant

Our Compensation and Talent Committee has retained FW Cook, a national compensation consulting firm, as its independent compensation consultant. FW Cook reports directly to our Compensation and Talent Committee, which has the direct authority to appoint, compensate, oversee the work of and dismiss its compensation consultant. FW Cook attends meetings of our Compensation and Talent Committee, as requested. FW Cook provides various executive compensation services to our Compensation and Talent Committee, including advising our Compensation and Talent Committee on the principal aspects of our Chief Executive Officer's compensation and evolving industry practices, and providing market information and analyses regarding the competitiveness of our program design for both our executive officers and the non-employee members of our Board. During 2025, FW Cook served solely as a consultant to our Compensation and Talent Committee and did not provide any other services to Gilead.

Our Compensation and Talent Committee has determined that FW Cook is independent, and the work of FW Cook on behalf of our Compensation and Talent Committee did not raise any conflict of interest based on the six factors for assessing independence and identifying potential conflicts of interest set forth in Exchange Act Rule 10C-1(b)(4), the listing standards of Nasdaq and such other factors as were deemed relevant under the circumstances.

Use of Market Data

Individual compensation levels and opportunities for our Named Executive Officers are compared to a peer group of biopharmaceutical and pharmaceutical companies headquartered in the U.S. that are similar to us in terms of business strategy, labor market competition, market capitalization, revenue and number of employees. Our compensation peer group for 2025, which was identified based on these objective selection criteria and remained unchanged from the compensation peer group for 2024, comprised these 10 companies:

Compensation Peer Group			
AbbVie Inc.	Bristol Myers Squibb Company	Merck & Co., Inc.	Vertex Pharmaceuticals Incorporated
Amgen Inc.	Eli Lilly and Company	Pfizer Inc.	
Biogen Inc.	Johnson & Johnson	Regeneron Pharmaceuticals, Inc.	

The following chart represents our position relative to our compensation peer group on two key selection criteria at the time the 2025 compensation peer group was approved in July 2024 (based on publicly available information as of June 2024).

	Revenue[1] in $ Millions	Market Capitalization[2] in $ Millions
Peer Group Median	$ 40,733	$ 158,597
Gilead Sciences, Inc.	$ 27,450	$ 82,094

[1] Revenues represent amounts reported during the four most recent quarters (from April 1, 2023 to March 31, 2024).

[2] Market capitalization represents a 30-day average capitalization as of June 3, 2024.

Our compensation peer group includes industry competitors we believe are most like us in terms of business complexity and product life cycle. We also include companies that fall within specified revenue and market capitalization ranges. These ranges are broad enough to ensure we can maintain a sufficient number of peer companies. This is especially important as our industry experiences a number of mergers and acquisitions each year, thereby reducing the number of relevant peer company choices. Our Compensation and Talent Committee reviews the companies in our compensation peer group annually and makes adjustments as necessary so that the comparator companies properly reflect the market in which we compete for executive talent. We also review the executive pay practices of similarly situated companies as reported in industry surveys and reports. In practice, our Compensation and Talent Committee has not targeted a specific percentile relative to our compensation peer group for individual components of our total compensation. Instead, we take a holistic perspective in establishing total compensation for our executive officers, considering internal pay equity that recognizes officers' relative experience, responsibilities and individual capabilities in addition to external market compensation practices.

Use of Tally Sheets

Our Compensation and Talent Committee annually reviews tally sheets in its evaluation of the total compensation provided to each Named Executive Officer. These tally sheets estimate dollar amounts for each compensation component, including current cash compensation (base salary and annual incentive), outstanding vested and unvested equity awards, employee benefits, perquisites and other personal benefits and potential severance payments and benefits.

Nonqualified Deferred Compensation

Eligible employees (including our executive officers) can enroll in our Deferred Compensation Plan and defer a portion of their base salaries and part or all of their annual incentives and commissions. Gilead generally does not provide any matching contributions to the Deferred Compensation Plan. Each participant may direct the investment of his or her deferred compensation account balance into investment choices that mirror substantially all the investment funds available under our 401(k) savings plan. None of these investment alternatives result in "above-market" interest for disclosure purposes. For further information on the deferred compensation arrangements of our Named Executive Officers, see the 2025 Nonqualified Deferred Compensation table on page 81.

Benefits and Perquisites

We provide medical and other benefits to our executive officers that are generally available to our other full-time employees, including participation in our employee stock purchase plan, a group term life insurance plan and our 401(k) savings plan. Under the 401(k) savings plan, we make matching contributions on behalf of each participant equal to 100% of his or her contributions to the plan, up to an annual maximum matching contribution of $15,000. All our 2025 Named Executive Officers participated in the 401(k) savings plan during 2025 and received matching contributions.

We do not provide defined benefit retirement plans, post-retirement health coverage or any other supplemental retiree benefits for our executive officers.

After considering the recommendation of an independent, third-party security study and in response to specific threats and incidents, our Board of Directors requires the use of company-provided personal security, aircraft and a car and driver for most of our CEO's travel, including personal travel. The incremental costs incurred by the company for these items have been determined to be necessary to promote our CEO's personal safety and security. The use of the company-provided aircraft and company car and driver also enhance his efficiency and help maximize the time he can devote to company business. Our CEO is responsible to pay the income taxes due on the value of these benefits and perquisites.

Our other Named Executive Officers are permitted limited use of the company-provided aircraft and a company car and driver for personal travel, primarily commuting, which allow for enhanced security, efficiency and availability, contributing to the amount of time they can spend on company business. Our other Named Executive Officers are responsible to pay the income taxes due on the value of these benefits and perquisites.

For further information on the perquisites and other personal benefits provided to our Named Executive Officers during 2025, see the Summary Compensation Table on page 74.

Stock Ownership Guidelines

We have stock ownership guidelines that require each of our Named Executive Officers to hold a meaningful amount of our common stock, further promoting a long-term perspective, aligning the interests of our Named Executive Officers and stockholders and helping to mitigate potential compensation-related risk. Our stock ownership guidelines require each Named Executive Officer to maintain a stock ownership level equal to a specified multiple of his or her annual base salary, as set forth below.

STOCK OWNERSHIP GUIDELINES AND ACTUAL HOLDINGS AS OF DECEMBER 31, 2025[1]
(AS MULTIPLE OF BASE SALARY)



[1] Actual holdings as of December 31, 2025, based on the average stock price in 2025 of $111.37.



6x Chief Executive Officer

3x All other Named Executive Officers

Individuals newly hired or appointed are allowed a specified number of years to comply with their ownership guidelines. Named Executive Officers who are not in compliance with their guidelines following the specified number of years are required to hold all shares until the guidelines are met. Shares owned outright, including those acquired from company equity awards, unvested restricted stock units and unvested but earned performance shares count toward meeting the guidelines; however, stock options and unvested and unearned performance shares do not count toward meeting the guidelines. As shown above, as of December 31, 2025, all our then-serving Named Executive Officers were in compliance.

Clawback Policies

We maintain two clawback policies, which cover cash and equity incentives that are subject to time-and performance-based vesting requirements. Under our Compensation Recovery Policy, our Compensation and Talent Committee is required to recoup covered excess incentive-based compensation received by our executive officers (on or after October 2, 2023) in the event of a covered financial restatement. The fault or misconduct of the executive officer is irrelevant in the application of this policy. Rather, in the event of a covered financial restatement, Gilead will recover, on a reasonably prompt basis, the amount of any covered incentive-based compensation received by any covered executive officer during the applicable recovery period (generally the preceding three fiscal year period) that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements.

Under our Compensation Reconciliation and Recoupment Policy, our second clawback policy, which has been in place for several years, the Compensation and Talent Committee has authority to recoup cash incentive payments and equity awards (which includes time-based and performance-based equity compensation) and certain realized proceeds, as applicable, from an executive officer whose misconduct contributed to Gilead's obligation to file a financial restatement. The Committee also has authority to recoup all or any portion of the amounts or shares of stock (including proceeds realized on a sale of such shares) attributable to cash or equity-based incentive compensation from any executive officer whose significant misconduct results in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct. This policy requires Gilead to publicly disclose actions taken to recoup compensation from an executive so long as the underlying facts have been previously disclosed, subject to certain legal and privacy rights considerations.

In addition, as discussed below, forfeiture provisions in our equity award agreements apply in the event of a termination for cause.

Insider Trading, Hedging and Pledging Prohibitions

We have adopted policies and procedures, including an Insider Trading Policy, which together govern the purchase, sale and/or other dispositions of our securities by directors, officers, employees and other covered persons, as well as by the company. These policies and procedures are designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. Our Insider Trading Policy is included as Exhibit 19.1 to the 2025 Annual Report on Form 10-K.

In addition, our Insider Trading Policy, among other provisions, prohibits our directors and all employees, including our Named Executive Officers, from engaging in transactions that hedge Gilead securities, including put or call options and through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. In addition, the policy prohibits our directors and all employees from pledging Gilead securities.

Severance Benefits

We maintain the Gilead Sciences, Inc. Severance Plan, which was most recently amended and restated effective as of July 29, 2025 (the "Severance Plan") and offers severance payments and benefits to all our employees, including our executive officers, upon certain involuntary terminations of employment. The intent of our Severance Plan is to:

▶ Enable us to provide a standard set of payments and benefits to new and current executive officers and employees.

▶ Align the interests of our executive officers with those of our stockholders by enabling our executive officers to consider corporate transactions that are in the best interests of our stockholders and other stakeholders without undue concern over whether a transaction may jeopardize their employment.

▶ Assure our executive officers of fair treatment in connection with a change in control of Gilead by providing for payments and benefits under the Severance Plan subject to a "double trigger," which means that an executive officer will be eligible to receive payments and benefits under the Severance Plan in connection with a change in control of Gilead only if he or she incurs a qualifying termination of employment.

In addition, the Severance Plan does not provide "gross-up" payments on any excise tax imposed on payments or benefits received in connection with a change in control.

Gilead and Ms. Telman entered into a severance agreement in connection with her not-for-cause termination of employment, pursuant to which Ms. Telman is entitled to severance benefits as set forth in the Severance Plan. **The severance benefits provided to Ms. Telman aligned with our standard benefits under the Severance Plan; no enhancements to severance were provided.** These benefits include (i) cash severance payments equal to $2,505,000 (i.e., the sum of 18 months' base salary and one year's target annual bonus under Gilead's annual cash incentive plan), payable in 18 equal monthly installments; (ii) a pro-rata target annual bonus for 2025; (iii) a lump-sum payment to cover the estimated cost of COBRA premiums for 18 months; and (iv) outplacement services for six months. The severance agreement also includes a customary release of claims and confidentiality, non-disparagement, non-solicitation and cooperation covenants.

Compensation-Related Risk

Our Compensation and Talent Committee and its independent consultant, with input from our Human Resources Department, annually reviews the compensation program to determine whether it encourages excessive risk-taking that would create a material risk to the company's economic viability. As part of this review, our Compensation and Talent Committee specifically considers (i) the balance of the program, including the appropriate mix of short- and long-term goals and incentives; (ii) whether the appropriate controls and governance policies are in place to manage risk; and (iii) whether broad-based employee incentive plans (including sales plans) have appropriate leverage and do not promote undue risk taking.

Based on this annual review, our Compensation and Talent Committee concluded it was not reasonably likely that any of our compensation policies and practices in place during 2025, whether individually or in aggregate, would have a material adverse effect upon Gilead. As discussed in prior years, our Compensation and Talent Committee considered the following factors:

▶ Our overall compensation structure is applied uniformly throughout the organization, with the only major exception relating to the form in which equity compensation is awarded.

▶ For our broad-based employee population with a title of Senior Director or higher, a significant component of compensation is in the form of equity awards tied to the value of our common stock.

▶ The vesting of performance share awards is tied to our relative TSR achievement and revenue (for awards granted before 2025) or adjusted EPS growth (for awards granted in 2025) achievement over prescribed performance periods.

▶ Our overall compensation structure is not excessively oriented toward short-term incentives.

▶ The performance goals for our 2025 annual incentive program were based on achievement with respect to both financial and non-financial corporate performance measures as well as individual performance (except with respect to our Chief Executive Officer, whose performance is evaluated solely on corporate performance measures).

▶ Our stock ownership guidelines require our executive officers to maintain a substantial ownership interest in Gilead.

▶ Our clawback policies permit us to recoup cash incentives and equity awards paid to our executive officers if financial results have to be subsequently restated, including the full amount of such awards if the restatement is a result of their misconduct, or our executive officers otherwise engage in significant misconduct resulting in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct.

▶ Hedging transactions in our common stock, such as put and call options or pre-paid forward sale contracts by executive officers, employees and directors, as well as pledging of our securities, are not allowed under our insider trading policy.

For the foregoing reasons, our Compensation and Talent Committee has concluded that it was not reasonably likely that our overall employee compensation structure, when analyzed either in terms of its company-wide application or its specific application to our various major business units, would have a material adverse effect upon Gilead.

Compensation and Talent Committee Report[1]

Our Compensation and Talent Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this Proxy Statement with management and, based on such review and discussions, our Compensation and Talent Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation and Talent Committee

Anthony Welters, *Chair*
Jacqueline K. Barton, Ph.D.
Kelly A. Kramer
Harish Manwani

---

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act.

Severance and Change in Control Arrangements with Named Executive Officers

Although the employment of our executive officers is "at will," they may be eligible to receive certain severance payments and benefits upon a qualifying termination of employment under certain defined circumstances. There are four general categories of termination:

▶ *Voluntary Termination/For Cause Termination:* includes a voluntary termination of employment by the Named Executive Officer (other than in connection with a resignation for Good Reason) prior to reaching applicable retirement age and a termination of the Named Executive Officer's employment by us for Cause.

▶ *Retirement:* includes a termination of employment by us or by the Named Executive Officer after the Named Executive Officer has reached the applicable retirement age, other than a termination of the Named Executive Officer's employment by us for Cause.

▶ *Involuntary Termination Without Cause/Good Reason Resignation:* includes a termination of the Named Executive Officer's employment by us for reasons not constituting Cause and the resignation of the Named Executive Officer for reasons constituting Good Reason, including a resignation as a result of a change in the executive's work location by more than a specified distance.

▶ *Change in Control Termination:* includes a termination of the Named Executive Officer's employment by us without Cause, or the resignation of the Named Executive Officer for Good Reason, within the applicable change in control protection period following a change in control of Gilead (i.e., "double trigger").

In addition, certain benefits are payable upon the Named Executive Officer's death or disability.

For purposes of determining a Named Executive Officer's eligibility for the various severance payments and benefits available under the Severance Plan, Mr. O'Day's individual offer letters, and our equity plan, the following definitions are relevant:

A "change in control of Gilead" will be deemed to occur upon:

▶ a merger, consolidation or other reorganization approved by our stockholders, unless our stockholders continue to own more than 50% of the total combined voting power of the voting securities of the successor corporation;

▶ a sale of all or substantially all our assets; or

▶ the acquisition by any person or related group of persons of more than 50% of the total combined voting power of our outstanding securities, or a change in the majority of the members of our Board over a 12-month or shorter period by reason of one or more contested elections for Board membership.

Under the Severance Plan and our equity plan, a resignation for Good Reason is referred to as "Constructive Termination" and generally will be deemed to occur should a Named Executive Officer resign from his or her employment with us for any of the following reasons during the applicable change in control protection period:

▶ an adverse change in his or her status, title, position or responsibilities (including reporting responsibilities) or the assignment to him or her of any duties or responsibilities which are inconsistent with his or her status, title, position or responsibilities;

▶ a material reduction in his or her annual base compensation;

▶ his or her required permanent relocation to any place outside a 50-mile radius of the location serving as his or her existing principal work site;

▶ the failure by the new company to continue in effect any material compensation or employee benefit plan in which he or she was participating or to provide him or her with an aggregate level of compensation and benefits comparable to that in effect for him or her prior to the change in control; or

▶ any material breach by the new company of any provision of any agreement we have with the Named Executive Officer.

In addition, a resignation following a required relocation, without consent, to a new work location that is more than 50 miles from the executive's previous work location is also a Good Reason trigger under our Severance Plan outside the context of a change in control.

Mr. O'Day also has a definition of "Good Reason" under his individual offer letter with us, which generally allows for a "Good Reason" resignation, after a notice and cure period, upon:

▶ an adverse change in employment status, title, position or responsibilities (including reporting responsibilities);

▶ a reduction in annual base compensation;

▶ a required relocation to any place outside a specified radius of the greater Foster City, California area; or

▶ a material breach by the company or any subsidiary of the terms of his offer letter or of any written equity award agreement between him and the company.

A Named Executive Officer's employment will be deemed to have been terminated "for Cause" if such termination occurs by reason of:

▶ any act or omission in bad faith and to our detriment;

▶ dishonesty, fraud, misconduct, material violation of any company policy or material breach of any agreement with us;

▶ conviction or plea of *nolo contendere* to any crime involving dishonesty, breach of trust or physical or emotional harm to any person; or

▶ poor performance, nonperformance or neglect of duties owed to us or insubordination.

The following table summarizes the payments and benefits that each Named Executive Officer other than Ms. Telman (who became entitled to the payments and benefits described with respect to a termination without Cause in connection with her termination of employment) would have been eligible to receive upon various termination of employment scenarios, assuming such scenarios occurred on December 31, 2025.

Type of Termination	
Voluntary or "For Cause" Termination	▶ No severance payments. ▶ Accrued base salary and vacation pay. ▶ Vested but unpaid benefits.
Retirement[1]	▶ To the extent retirement occurs at least 12 months after grant date, continued vesting of and five-year post-retirement exercise period (subject to existing expiration date) for stock options granted in or after 2019. Three-year post-retirement exercise period (subject to existing expiration date) for vested stock options granted in or prior to 2018. ▶ Continued vesting of 100% of performance shares for which performance goals are attained, provided retirement occurs at least 12 months after grant date. ▶ Continued vesting of 100% of restricted stock units granted in 2022 and 2023 in accordance with the standard vesting schedule, provided retirement occurs at least 12 months after grant date. ▶ 100% acceleration of restricted stock units granted in or after 2024, provided retirement occurs at least 12 months after grant date.
Death or Disability	▶ Accelerated vesting of equity awards (based on actual performance for completed performance periods and target performance for open performance periods for performance shares).
Involuntary Termination without "Cause" or for "Good Reason"[2]	▶ Cash severance equal to 1.5 times (2.0 times for Mr. O'Day) base salary + 1.0 times (2.0 times for Mr. O'Day) target annual cash incentive. ▶ Pro-rata target annual cash incentive for year of termination. ▶ Lump-sum payment to cover the estimated cost of COBRA premiums for 18 months (24 months for Mr. O'Day). ▶ Outplacement services for 6 months (12 months for Mr. O'Day).

Change in Control Termination (Involuntary Termination without "Cause" or Resignation for "Good Reason" within Change in Control Protection Period[3]**)**	▶ Cash severance equal to 2.5 times (3.0 times for Mr. O'Day) base salary + 2.5 times (3.0 times for Mr. O'Day) target annual cash incentive.
	▶ Pro-rata target annual cash incentive for year of termination.
	▶ Lump-sum payment to cover the estimated cost of COBRA premiums for 30 months (36 months for Mr. O'Day).
	▶ Outplacement services for 6 months (12 months for Mr. O'Day).
	▶ 100% acceleration of stock option and restricted stock unit awards.
	▶ Acceleration of unvested performance shares as follows:
	  ▶ Accelerates at target if change in control occurs within first 12 months of performance period.
	  ▶ If the change in control occurs following that 12-month period, then accelerates at greater of (i) target or (ii) actual performance through the end of the fiscal quarter prior to the change in control date.

[1] For equity awards granted in 2018 and prior years, retirement is defined as the termination of a Named Executive Officer's employment with a combined age and years of service of not less than 70 years. For awards granted in and after 2019, retirement is defined as termination of employment after the Named Executive Officer (i) attains age 55 and has completed at least ten (10) years of continuous service or (ii) attains age 65. As of December 31, 2025, no Named Executive Officers were retirement eligible.

[2] Other than a required relocation, the Good Reason trigger outside of the context of a change in control is only applicable to Mr. O'Day.

[3] The change in control protection period would begin six months prior to the consummation of a change in control transaction and continue for a specified period following the effective date of the change in control transaction (24 months for Mr. O'Day and 18 months for the other Named Executive Officers).

A Named Executive Officer must execute and deliver a general release of claims against Gilead as a condition of his or her receipt of severance payments and benefits. The cash severance component of those arrangements will be paid in a series of equal periodic installments in accordance with our normal payroll practices over a period of years corresponding to the applicable multiple of base salary indicated above for the Named Executive Officer. However, a portion of those installments may be subject to a six-month holdback to the extent required under applicable tax laws.

The estimated severance payments and benefits for which a Named Executive Officer would have become eligible if his or her employment terminated under these various scenarios, and the actual severance payments and benefits that Ms. Telman became entitled to receive in connection with the termination of her employment, are set forth in the table on page 82. The estimated amounts assume:

▶ that the covered termination of employment occurred on December 31, 2025; and

▶ the value of any equity vesting is based on the closing market price of our common stock on December 31, 2025.

The table on page 82 does not include accrued wages, vacation accrual, vested deferred compensation or the intrinsic value (as of December 31, 2025) of any outstanding stock options or other stock awards held by the Named Executive Officer that were vested on that date. Due to the number of different factors that affect the nature and amount of any benefits provided in connection with these events, actual amounts payable to any of the Named Executive Officers should a separation from service or change in control occur during the year will likely differ, perhaps significantly, from the amounts reported below. Factors that could affect such amounts include the timing during the year of the event, our stock price, target amounts payable under annual and long-term incentive arrangements that are in place at the time of the event, and the Named Executive Officer's age and prevailing tax rates.

CEO Pay Ratio

We present below the ratio of annual total compensation of our median compensated employee to the annual total compensation of Mr. O'Day.

The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For 2025, we used the same median employee identified for purposes of calculating our 2023 and 2024 pay ratios because we believe there has been no change in our employee population or employee compensation arrangements that would significantly impact the pay ratio disclosure. In identifying such median compensated employee, we applied the following steps:

▶ We identified our median compensated employee from the 18,157 full-time and part-time workers who were included as employees on our payroll records as of October 1, 2023 based on year-to-date base salary, incentive compensation, commissions and vested equity values, with conforming adjustments for employees who were hired during that period but did not work the full nine months.

▶ We then disregarded employees at the median who had anomalous compensation characteristics to select the median compensated employee.

We then calculated annual total compensation for the median compensation employee using the same methodology we use for our Named Executive Officers as set forth in the Summary Compensation Table.

The 2025 annual total compensation for Mr. O'Day was $28,437,198 as reported in the Summary Compensation Table. The 2025 annual total compensation for our median compensated employee was $238,979. The ratio of Mr. O'Day's total compensation to our median compensated employee's annual total compensation for fiscal year 2025 is 119 to 1.

Equity Grant Practices

The Compensation and Talent Committee generally approves the target value of annual equity awards for the company's executive officers, including each of the Named Executive Officers, at its regularly scheduled meeting in late January or early February of each year, with a grant date to be effective on March 10th, which is generally following the filing of our Annual Report on Form 10-K for the prior year. Annual equity awards to other company employees are typically approved by our CEO with a grant date of March 10th as well. Additionally, employees may enroll to purchase shares of the company's common stock under the terms of the Gilead Sciences, Inc. Employee Stock Purchase Plan, with purchase dates generally in February and August of each year. In special circumstances, including the hiring or promotion of an individual or where the Committee or its authorized delegate determines it is in the best interest of the company, the Committee or its delegate may approve grants throughout the year, with such grants effective on the 10th day of the applicable calendar month or at other times determined to be appropriate. The company may change these practices in the future. The company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Consistent with the above-described practice, on March 10, 2025, the Committee granted our Named Executive Officers annual equity awards including stock options, restricted stock units and performance shares. This pre-approved grant was made two days before Gilead filed a Form 8-K disclosing that Sandra Patterson, the company's then Senior Vice President, Corporate Controller and Chief Accounting Officer and principal accounting officer, had decided to leave the company, and that the Board had appointed Diane E. Wilfong as the company's interim Corporate Controller and Chief Accounting Officer, and designated her as the interim principal accounting officer, effective immediately.

Due to this Form 8-K event, as required by SEC rules, the table below sets forth certain information about the annual stock option grants made to our Named Executive Officers.

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information[1]
Daniel P. O'Day	March 10, 2025	169,690	$ 117.21	$ 4,500,060	(0.94)%
Andrew D. Dickinson	March 10, 2025	49,020	$ 117.21	$ 1,299,976	(0.94)%
Johanna Mercier	March 10, 2025	49,020	$ 117.21	$ 1,299,976	(0.94)%
Dietmar Berger, M.D., Ph.D.	March 10, 2025	37,710	$ 117.21	$ 1,000,043	(0.94)%
Deborah H. Telman	March 10, 2025	33,940	$ 117.21	$ 900,065	(0.94)%

[1] Reflects the percentage change in the closing market price of our common stock between the trading day ending immediately prior to the Form 8-K filing ($114.43 on March 11, 2025) and the trading day beginning immediately following the disclosure of material nonpublic information ($113.35 on March 13, 2025).

Summary Compensation Table

The following table shows, for the fiscal years 2025, 2024 and 2023, compensation awarded to, paid to, or earned by, our NEOs. Dr. Berger commenced employment with us in 2025 and was not a NEO prior to 2025.

Name and Principal Position	Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[1][3]	All Other Compensation[1][4]	Total
Daniel P. O'Day Chairman and Chief Executive Officer	2025	$1,795,192	—	$15,238,402[5]	$4,500,060	$4,848,120	$2,055,424	$28,437,198
	2024	$1,771,201	—	$12,426,816	$4,125,011	$4,028,096	$1,338,268	$23,689,392
	2023	$1,740,962	—	$11,865,090	$3,749,966	$4,036,200	$1,215,472	$22,607,690
Andrew D. Dickinson Chief Financial Officer	2025	$1,116,654	—	$ 4,321,741[5]	$1,299,976	$1,956,266	$ 70,979	$ 8,765,616
	2024	$1,083,969	—	$ 4,080,024	$1,300,029	$1,608,840	$ 36,896	$ 8,109,758
	2023	$1,052,396	—	$ 4,143,271	$1,299,966	$1,574,304	$ 37,886	$ 8,107,823
Johanna Mercier Chief Commercial and Corporate Affairs Officer	2025	$1,182,269	—	$ 4,564,517[5]	$1,299,976	$2,150,901	$ 102,980	$ 9,300,643
	2024	$1,148,038	—	$ 4,139,594	$1,300,029	$1,845,246	$ 176,158	$ 8,609,065
	2023	$1,114,035	—	$ 4,190,733	$1,299,966	$1,805,440	$ 176,580	$ 8,586,754
Dietmar Berger, M.D., Ph.D. Chief Medical Officer	2025	$ 969,231	$ 3,000,000[6]	$ 6,999,758[5]	$1,000,043	$1,603,594	$ 350,252	$13,922,878
Deborah H. Telman[7] Former Executive Vice President, Corporate Affairs and General Counsel	2025	$ 977,334	—	$ 3,071,792[5]	$ 900,065	—	$ 55,478	$ 5,004,669
	2024	$ 967,723	—	$ 2,151,425	$ 812,500	$1,436,148	$ 704,083	$ 6,071,879
	2023	$ 936,865	—	$ 1,895,703	$ 812,512	$1,288,980	$ 337,168	$ 5,271,228

[1] Includes amounts earned but deferred at the election of the NEO pursuant to our 401(k) savings plan and our non-qualified deferred compensation plan.

[2] Represents the aggregate grant-date fair value of the equity-based awards, including restricted stock units ("RSUs"), performance shares and stock options granted to the NEOs for the applicable year under our 2022 Equity Incentive Plan (the "2022 Plan"), calculated in accordance with FASB ASC Topic 718 ("Topic 718"), and does not take into account estimated forfeitures. Assumptions used in the calculation of such grant-date fair values are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year. Also, see the 2025 Grants of Plan-Based Awards table on page 76 for additional information.

[3] For 2025, represents amounts paid in March 2026 based on our Compensation & Talent Committee's review and certification of corporate performance for Mr. O'Day and certification of corporate performance and individual achievements for all other NEOs other than Ms. Telman in 2025 pursuant to our annual incentive plan.

[4] Includes the 2025 value of perquisites and other personal benefits, company contributions to our Section 401(k) plan, and term life insurance premiums.

Name	Perquisite and Other Personal Benefits	Contributions to 401(k) plan	Insurance Premiums	Total
Daniel O'Day	$ 2,028,940	$ 15,000	$ 11,484	$ 2,055,424
Andrew Dickinson	$ 48,497	$ 15,000	$ 7,482	$ 70,979
Johanna Mercier	$ 80,498	$ 15,000	$ 7,482	$ 102,980
Dietmar Berger, MD, PhD	$ 314,176	$ 15,000	$ 21,076	$ 350,252
Deborah Telman	$ 28,994	$ 15,000	$ 11,484	$ 55,478

Mr. O'Day: $2,028,940, which includes (i) $1,708,354 reflecting the aggregate incremental cost incurred by us for security and driving services provided to Mr. O'Day and (ii) $320,586 reflecting the aggregate incremental cost incurred by us for Mr. O'Day's personal use of our corporate aircraft.

After considering the recommendation of an independent, third-party security study and in response to specific threats and incidents, our Board of Directors requires the use of company-provided personal security, aircraft and a driver for most of our CEO's travel, including personal travel. The incremental costs incurred by the company for these items have been determined to be necessary to promote our CEO's personal safety and security.

Mr. Dickinson: $48,497, which includes (i) $11,726 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $35,871 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; and (iii) $900 mobile telephone benefit.

Ms. Mercier: $80,498, which includes (i) $8,266 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $7,852 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (iii) $63,380 of relocation subsidy reimbursement to Ms. Mercier, which includes tax reimbursements of $2,122; and (iv) $1,000 wellness reimbursement. The relocation support given to Ms. Mercier is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

Dr. Berger: $314,176, which includes (i) $6,031 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (ii) $307,591 of relocation subsidy reimbursement to Dr. Berger, which includes tax reimbursements of $165,637; and (iii) $554 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles. The relocation support given to Dr. Berger is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

Ms. Telman: $28,994, which includes (i) $13,743 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $6,979 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (iii) $7,372 of relocation subsidy reimbursement to Ms. Telman, which includes tax reimbursements of $3,695; and (iv) $900 mobile telephone benefit. The relocation support given to Ms. Telman is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

(5) Includes the aggregate grant-date fair value of the performance shares determined in accordance with Topic 718. Performance objectives have been set or are otherwise determinable for only certain tranches of the awards granted in each year and the associated grant-date fair values of those tranches have been incorporated in the table above. Tranches for which performance objectives have not been set (or were not determinable at December 31, 2025) do not have a reportable grant-date fair value under Topic 718 and therefore, are not included in the table above. Accordingly, amounts reported for 2025 reflect the grant-date fair value of awards granted in 2025 that are subject to a three-year Relative TSR performance condition; the portions of the 2023 and 2024 awards that are subject to the 2025 revenue goal; and the portions of the 2025 awards that are subject to the 2025 adjusted EPS growth goal. The aggregate grant-date fair values of the awards reported for 2025 (the Relative TSR tranche of the 2025 performance shares; the 2025 revenue subtranches of the 2023 and 2024 performance shares, as applicable; and the 2025 adjusted EPS growth subtranche of the 2025 performance shares), assuming maximum attainment of the applicable performance goals in effect for those tranches and subtranches, are as follows: $18,514,257 for Mr. O'Day, $5,188,117 for Mr. Dickinson, $5,673,667 for Ms. Mercier, $2,341,856 for Dr. Berger, and $3,750,954 for Ms. Telman. The revenue subtrances under the 2024 performance shares and the 2026 adjusted EPS growth subtranche under the 2025 performance shares for which performance objectives were not set or otherwise determinable at December 31, 2025, and this did not have a reportable grant-date fair value in 2025 under Topic 718. The grant-date fair values assume maximum goal attainment only as to those tranches or subtranches that at present have a reportable grant-date fair value. Assumptions used in the calculation of such grant-date fair values are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year.

See footnotes 4, 5, 6, and 7 to the 2025 Grants of Plan-Based Awards table on pages 76-77 for a detailed description of the terms of the 2025 performance shares.

(6) Dr. Berger began his employment with us on January 2, 2025. The "Bonus" column amount includes Dr. Berger's $3,000,000 sign-on bonus, which was intended to offset the value of his annual bonus and certain unvested equity awards forfeited from his prior employer, which were scheduled to become payable or vest, as applicable, shortly after starting his employment with Gilead, and to offset other economic implications of Dr. Berger's accepting our offer. The sign-on bonus is subject to repayment should Dr. Berger terminate his employment without good reason or be terminated for cause (as such terms are defined in the 2022 Plan) on or prior to January 2, 2027.

(7) Ms. Telman, our former Executive Vice President, Corporate Affairs and General Counsel entered into a severance agreement in connection with her not-for-cause termination of employment as of December 5, 2025 the "Separation Agreement". Pursuant to the Separation Agreement, Ms. Telman will receive cash severance payments totaling $2,505,000 (payable in eighteen monthly installments) which started in January 2026, a target pro-rata 2025 bonus payment of $947,096, a lump sum cash payment intended to offset costs of her health care continuation coverage for 18 months and reasonable professional outplacement services for a period of six consecutive months. These separation payments were excluded from the table above since the amounts had not been paid as of December 31, 2025 and remained subject to Ms. Telman's compliance with various covenants under the Separation Agreement as of such date.

2025 Grants of Plan-Based Awards

The following table sets forth certain additional information regarding grants of plan-based awards to our NEOs for the 2025 fiscal year:

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant-Date Fair Value of Stock and Option Awards[3]
				Threshold	Target	Maximum	Threshold	Target	Maximum				
Daniel P. O'Day	2023 performance shares	3/10/2025	2/4/2025	—	—	—	3,145	15,723[4][5]	31,446	—	—	—	$ 1,842,893
	2024 performance shares	3/10/2025	2/4/2025	—	—	—	3,661	18,303[4][6]	36,606	—	—	—	$ 2,145,295
	2025 performance shares	3/10/2025	2/4/2025	—	—	—	9,605	44,953[4][7]	89,906	—	—	—	$ 6,749,937
	2025 option awards	3/10/2025	2/4/2025	—	—	—	—	—	—	—	169,690[8]	$ 117.21	$ 4,500,060
	2025 restricted stock unit awards	3/10/2025	2/4/2025	—	—	—	—	—	—	38,395[9]	—	—	$ 4,500,278
	Corporate bonus	N/A	NA	—	$2,700,000	$5,400,000	—	—	—	—	—	—	—
Andrew D. Dickinson	2023 performance shares	3/10/2025	2/4/2025	—	—	—	1,090	5,450[4][5]	10,900	—	—	—	$ 638,795
	2024 performance shares	3/10/2025	2/4/2025	—	—	—	1,154	5,768[4][6]	11,536	—	—	—	$ 433,292
	2025 performance shares	3/10/2025	2/4/2025	—	—	—	2,774	12,985[4][7]	25,970	—	—	—	$ 1,949,796
	2025 option awards	3/10/2025	2/4/2025	—	—	—	—	—	—	—	49,020[8]	$ 117.21	$ 1,299,976
	2025 restricted stock unit awards	3/10/2025	2/4/2025	—	—	—	—	—	—	11,090[9]	—	—	$ 1,299,859
	Corporate bonus	N/A	NA	—	$1,123,000	$2,246,000	—	—	—	—	—	—	—
Johanna Mercier	2023 performance shares	3/10/2025	2/4/2025	—	—	—	1,090	5,450[4][5]	10,900	—	—	—	$ 638,795
	2024 performance shares	3/10/2025	2/4/2025	—	—	—	1,154	5,768[4][6]	11,536	—	—	—	$ 676,067
	2025 performance shares	3/10/2025	2/4/2025	—	—	—	2,774	12,985[4][7]	25,970	—	—	—	$ 1,949,796
	2025 option awards	3/10/2025	2/4/2025	—	—	—	—	—	—	—	49,020[8]	$ 117.21	$ 1,299,976
	2025 restricted stock unit awards	3/10/2025	2/4/2025	—	—	—	—	—	—	11,090[9]	—	—	$ 1,299,859
	Corporate bonus	N/A	NA	—	$1,189,000	$2,378,000	—	—	—	—	—	—	—
Dietmar Berger, M.D., Ph.D.	2025 performance shares	3/10/2025	2/4/2025	—	—	—	2,134	9,990[4][7]	19,980	—	—	—	$ 1,500,134
	2025 option awards	3/10/2025	2/4/2025	—	—	—	—	—	—	—	37,710[8]	$ 117.21	$ 1,000,043
	2025 restricted stock unit awards	1/2/2025	1/2/2025	—	—	—	—	—	—	48,975[10]	—	—	$ 4,499,823
	2025 restricted stock unit awards	3/10/2025	2/4/2025	—	—	—	—	—	—	8,530[9]	—	—	$ 999,801
	Corporate bonus	N/A	NA	—	$ 997,260	$1,994,520	—	—	—	—	—	—	—
Deborah H. Telman	2023 performance shares	3/10/2025	2/4/2025	—	—	—	681	3,406[4][5]	6,812	—	—	—	$ 399,217
	2024 performance shares	3/10/2025	2/4/2025	—	—	—	721	3,605[4][6]	7,210	—	—	—	$ 422,542
	2025 performance shares	3/10/2025	2/4/2025	—	—	—	1,921	8,990[4][7]	17,980	—	—	—	$ 1,349,860
	2025 option awards	3/10/2025	2/4/2025	—	—	—	—	—	—	—	33,940[8]	$ 117.21	$ 900,065
	2025 restricted stock unit awards	3/10/2025	2/4/2025	—	—	—	—	—	—	7,680[9]	—	—	$ 900,173
	Corporate bonus	N/A	NA	—	$1,002,000	$2,004,000	—	—	—	—	—	—	—

[1] Actual amounts paid in early 2026 were based on our Compensation & Talent Committee's review and certification of corporate performance and individual achievements in 2025 under our annual bonus program and are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 74. Ms. Telman earned a pro-rata target bonus pursuant to the Separation Agreement, and did not earn an annual incentive for 2025 in light of her termination of employment.

[2] Performance shares and RSU awards accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding performance shares and RSU awards. Dividend equivalents are accumulated and paid in cash when and to the extent the underlying shares are issued. Amounts in the "Threshold" column represent the number of shares of our common stock issuable (e.g., 20% of the target number of performance shares allotted to the revenue subtranche, 50% of the target number of performance shares allotted to the adjusted EPS growth subtranche, and 0.025% of the target number of performance shares allotted to the Total Shareholder Return (Relative TSR) tranche) upon threshold-level achievement of the performance goals described in footnotes 5, 6 and 7 below. If threshold level performance is not achieved, no shares are issuable.

[3] Represents the grant-date fair value of each equity award, calculated in accordance with Topic 718, and does not take into account estimated forfeitures. The grant-date fair value of the performance shares awarded is based on the probable outcome of the pre-established performance objectives and the assumptions used in the calculation of

 

the grant-date fair value of the award are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year.

[4] Performance objectives were set for certain tranches of performance shares which were approved in prior years by our Compensation & Talent Committee and the associated grant-date fair value of those tranches has been incorporated in the table above (i.e., the performance objectives for the third subtranche of the 2023 revenue-based performance shares for Mr. O'Day, Mr. Dickinson, Ms. Mercier and Ms. Telman, and the second subtranche of the 2024 revenue-based performance shares for Mr. O'Day, Mr. Dickinson, Ms. Mercier and Ms. Telman). Performance shares that had no grant date for accounting purposes as the performance objectives were not yet determinable as of the close of the 2025 fiscal year, and therefore, do not have a reportable 2025 grant-date fair value under Topic 718 are excluded from the Summary Compensation Table and the table above (i.e., the performance objectives for the third subtranche of the 2024 revenue-based performance shares and the second subtranche of the 2025 adjusted EPS growth-based performance shares).

Because of changes in our stock price between the date of the approval by our Compensation & Talent Committee and the time when the performance objectives are established or otherwise become determinable, the reported grant-date fair value of the performance shares differs from the award value approved by our Compensation & Talent Committee. In addition, because the second subtranche of the 2025 adjusted EPS growth-based performance shares are excluded from the Summary Compensation Table and the table above, only a portion of the value of performance shares awarded in 2025 is included in the two tables. The value of the relevant performance shares awarded to our NEOs in 2025 is as set forth below:

Executive Officer	Performance Share Award Value Approved By Our Compensation & Talent Committee	Performance shares at Target based on Compensation & Talent Committee Approval (# of Shares)	
		Relative TSR	Adjusted EPS Growth
Mr. O'Day	$ 9,000,000	25,755	38,395
Mr. Dickinson	$ 2,600,000	7,440	11,090
Ms. Mercier	$ 2,600,000	7,440	11,090
Dr. Berger	$ 2,000,000	5,725	8,530
Ms. Telman	$ 1,800,000	5,150	7,680

[5] Represents the 2025 revenue subtranche of performance shares awarded in 2023 under the 2022 Plan, as that value was measured on March 10, 2025, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation & Talent Committee). Although such subtranche was part of the performance share awards originally granted on March 10, 2023, no grant-date fair value could be determined for that subtranche under Topic 718 until March 10, 2025.

The 2023 performance shares were divided into two equally-weighted Relative TSR and revenue tranches based on award value approved by the Compensation & Talent Committee. Based on the terms of the awards, any shares accrued on the basis of the applicable level of Relative TSR goal attainment are also subject to a service-vesting condition that generally requires continued service with us through the date following the completion of the performance period on which our Compensation & Talent Committee certifies the Relative TSR level attained (the "Relative TSR-based Awards Certification Date"). The Relative TSR three-year performance period was from March 1, 2023 through December 31, 2025. Based on the terms of the awards, any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the date following the completion of the third subtranche performance period on which our Compensation & Talent Committee certifies the attained level of the consolidated net product revenue goal applicable to the third subtranche (the "Revenue-based Awards Certification Date"), subject to certain special vesting in the event of death, disability or retirement before that date.

[6] Represents the 2025 revenue subtranche of performance shares awarded in 2024 under the 2022 Plan, as that value was measured on March 10, 2025, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation & Talent Committee). Although such subtranche was part of the performance share awards originally made on March 10, 2024, no grant-date fair value could be determined for that subtranche under Topic 718 until March 10, 2025.

The 2024 performance shares were divided into two equally-weighted Relative TSR and revenue tranches based on award value approved by the Compensation & Talent Committee. Based on the terms of the awards, any shares accrued on the basis of the applicable level of Relative TSR goal attainment are also subject to a service-vesting condition that generally requires continued service with us through the Relative TSR-based Awards Certification Date. The Relative TSR three-year performance period is from March 1, 2024 through December 31, 2026. Based on the terms of the awards, any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the Revenue-based Awards Certification Date, subject to certain special vesting in the event of death, disability or retirement before that date.

Since the revenue goal for the third subtranche of the 2024 performance share award had not been set by our Compensation & Talent Committee as of the close of the 2025 fiscal year, that subtranche does not have a determinable grant-date fair value under Topic 718 for the 2025 fiscal year.

[7] Represents the 2025 performance shares awarded on March 10, 2025 under the 2022 Plan.

The 2025 performance shares were divided into two equally-weighted Relative TSR and adjusted EPS growth tranches based on award value approved by the Compensation & Talent Committee. The performance-based vesting requirement for the Relative TSR tranche was set by our Compensation & Talent Committee on March 7, 2025 and is tied to the percentile level of our TSR for the three-year performance period from March 1, 2025 through December 31, 2027 relative to the TSR realized for that same period by the companies comprising three subsets of the S&P Healthcare Sub-Index. Based on the terms of the awards, to receive any shares of our common stock accrued pursuant to this Relative TSR tranche, an executive officer must remain employed with us through the Relative TSR-based Awards Certification Date, subject to certain special vesting in the event of death, disability or retirement before that date.

The performance-based vesting requirement for the adjusted EPS growth tranche of each performance award is divided into two equal subtranches, each with its own one-year performance period and applicable service period, as follows:

The performance-based vesting requirement for the first subtranche was the achievement of the adjusted EPS growth for the 2025 fiscal year as set by our Compensation & Talent Committee. The grant-date fair value of that particular subtranche was measured on March 10, 2025, in accordance with Topic 718 and does not take into account estimated forfeitures. Based on the terms of the awards, any shares accrued on the basis of adjusted EPS growth goal attainment for this subtranche are also subject to a service-vesting condition that requires continued service through the award certification date.

The adjusted EPS growth goal for the second subtranche of the 2025 performance shares was set by our Compensation & Talent Committee on March 10, 2025, as a specified percentage of growth in adjusted EPS over 2025 actual adjusted EPS, and thus the actual numeric adjusted EPS goal was not determinable as of the close of the 2025 fiscal year. Accordingly, the second subtranche does not have a determinable grant-date fair value under Topic 718 for the 2025 fiscal year.

[8] Reflects option awards granted under our 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment over the next 36 months. Subject to earlier forfeiture, the maximum term of such options is 10 years. The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the trading day before the grant date if the grant date is not on a trading day.

[9] Represents time-based RSU awards under the 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

[10] Represents time-based RSU awards under the 2022 Plan that were granted to Dr. Berger to compensate him for the value of certain equity awards granted by his former employer that he forfeited as a result of accepting employment with Gilead. These one-time make-whole RSUs, which parallel the form, value and timing of equity awards granted by his former employer, vest in three annual installments from the date of grant during Dr. Berger's employment over the next 3 years.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option award and unvested stock award held by each of our NEOs as of December 31, 2025. Market values are based on our closing stock price on December 31, 2025, the last trading day of 2025, of $122.74:

Name	Option Awards[1]				Stock Awards[3]			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Daniel P. O'Day	231,280	—	$ 66.01	3/1/2029	—	—	—	—
	256,620	—	$ 72.34	3/10/2030	—	—	—	—
	307,355	—	$ 63.91	3/10/2031	—	—	—	—
	374,282	24,953	$ 57.92	3/10/2032	—	—	—	—
	147,877	67,218	$ 79.50	3/10/2033	—	—	—	—
	122,119	157,011	$ 75.12	3/10/2034	—	—	—	—
	—	169,690	$117.21	3/10/2035	—	—	—	—
	—	—	—	—	21,441[4]	$ 2,631,699	—	—
	—	—	—	—	85,580[5]	$10,504,089	—	—
	—	—	—	—	27,739[6]	$ 3,404,626	—	—
	—	—	—	—	21,226[7]	$ 2,605,285	—	—
	—	—	—	—	32,292[8]	$ 3,963,510	58,550[9]	$ 7,186,427
	—	—	—	—	24,709[10]	$ 3,032,789	—	—
	—	—	—	—	38,396[11]	$ 4,712,725	25,755[12]	$ 3,161,169
	—	—	—	—	4,047[13]	$ 496,729	—	—
	—	—	—	—	14,741[14]	$ 1,809,310	—	—
	—	—	—	—	30,887[14]	$ 3,791,070	—	—
	—	—	—	—	38,395[14]	$ 4,712,602	—	—
Andrew D. Dickinson	68,700	9,815	$ 57.92	3/10/2032	—	—	—	—
	51,263	23,302	$ 79.50	3/10/2033	—	—	—	—
	38,487	49,483	$ 75.12	3/10/2034	—	—	—	—
	—	49,020	$117.21	3/10/2035	—	—	—	—
	—	—	—	—	7,432[4]	$ 912,157	—	—
	—	—	—	—	29,670[5]	$ 3,641,696	—	—
	—	—	—	—	9,615[6]	$ 1,180,132	—	—
	—	—	—	—	7,358[7]	$ 903,060	—	—
	—	—	—	—	10,176[8]	$ 1,248,991	18,450[9]	$ 2,264,553
	—	—	—	—	7,787[10]	$ 955,752	—	—
	—	—	—	—	11,090[11]	$ 1,361,187	7,440[12]	$ 913,186
	—	—	—	—	1,592[13]	$ 195,402	—	—
	—	—	—	—	5,110[14]	$ 627,201	—	—
	—	—	—	—	9,734[14]	$ 1,194,751	—	—
	—	—	—	—	11,090[14]	$ 1,361,187	—	—

Name	Option Awards[1]				Stock Awards[3]			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Johanna Mercier	73,110	—	$ 66.64	7/24/2029	—	—	—	—
	71,850	—	$ 72.34	3/10/2030	—	—	—	—
	92,205	—	$ 63.91	3/10/2031	—	—	—	—
	160,940	10,730	$ 57.92	3/10/2032	—	—	—	—
	51,263	23,302	$ 79.50	3/10/2033	—	—	—	—
	38,487	49,483	$ 75.12	3/10/2034	—	—	—	—
	—	49,020	$117.21	3/10/2035	—	—	—	—
	—	—	—	—	7,432[4]	$ 912,157	—	—
	—	—	—	—	29,670[5]	$ 3,641,696	—	—
	—	—	—	—	9,615[6]	$ 1,180,132	—	—
	—	—	—	—	7,358[7]	$ 903,060	—	—
	—	—	—	—	10,178[8]	$ 1,249,207	18,450[9]	$ 2,264,553
	—	—	—	—	7,787[10]	$ 955,752	—	—
	—	—	—	—	11,090[11]	$ 1,361,187	7,440[12]	$ 913,186
	—	—	—	—	1,740[13]	$ 213,568	—	—
	—	—	—	—	5,110[14]	$ 627,201	—	—
	—	—	—	—	9,734[14]	$ 1,194,751	—	—
	—	—	—	—	11,090[14]	$ 1,361,187	—	—
Dietmar Berger, M.D., Ph.D.	—	37,710	$117.21	3/10/2035	—	—	—	—
	—	—	—	—	8,530[11]	$ 1,046,972	5,725[12]	$ 702,687
	—	—	—	—	8,530[14]	$ 1,046,972	—	—
	—	—	—	—	48,975[15]	$ 6,011,192	—	—
Deborah H. Telman	3,038	—	$ 60.75	3/12/2026[16]	—	—	—	—
	32,041	—	$ 79.50	3/12/2026[16]	—	—	—	—
	6,872	—	$ 75.12	3/12/2026[16]	—	—	—	—

[1] The options vest over a four-year period at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment. Each option is exercisable over a period not to exceed the contractual term of ten years from the grant date.

[2] The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the day before the grant date if the grant date was not a trading day.

[3] Stock awards granted under the Equity Incentive Plans accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding stock awards. Dividend equivalents are accumulated and paid in cash when and to the extent that the underlying shares vest.

[4] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76. based on attainment of the applicable revenue goal at 136% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 3, 2026.

[5] Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the relative TSR goal at 200% of the target level. The shares were released on February 3, 2026.

[6] Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 176% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 3, 2026.

[7] Represents the number of shares of our common stock that have accrued under the third revenue subtranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 135% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 3, 2026.

[8] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2024 performance shares, as described in footnote 6 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 176% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

[9] Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2024 performance shares, as described in footnote 6 to the 2025 Grants of Plan-Based Awards table on page 76, assuming the established performance goal is attained at the target level.

(10) Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2024 performance shares, as described in footnote 6 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 135% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

(11) Represents the number of shares of our common stock that have accrued under the first adjusted EPS growth subtranche of the 2025 performance shares, as described in footnote 7 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable adjusted EPS growth goal at 200% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

(12) Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2025 performance shares, as described in footnote 7 to the 2025 Grants of Plan-Based Awards table on page 76, assuming the established performance goal is attained at the target level.

(13) Represents time-based RSU awards under the 2004 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

(14) Represents time-based RSU awards under the 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

(15) Represents time-based RSU awards under the 2022 Plan that vest at the rate of 33% on the first anniversary of the grant date and 33% on each subsequent anniversary during the awardee's employment over the next two years.

(16) As a result of Ms. Telman's termination on December 12, 2025, outstanding vested options will expire three-months following her termination date.

2025 Option Exercises and Stock Vested

The following table shows the number of shares acquired upon exercise of stock options and vesting of RSUs and/or performance shares for each of our NEOs during the year ended December 31, 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting[2]
Daniel P. O'Day	—	—	292,368	$ 29,660,441
Andrew D. Dickinson	297,785	$ 10,007,385	112,298	$ 11,351,948
Johanna Mercier	75,000	$ 3,799,988	121,535	$ 12,267,071
Dietmar Berger, M.D., Ph.D.	—	—	—	—
Deborah H. Telman	53,646	$ 3,084,600	17,573	$ 2,026,678

[1] Option awards value realized is determined by multiplying (i) the amount by which the market price of our common stock at the time of exercise exceeded the exercise price by (ii) the number of shares of common stock for which the options were exercised.

[2] Stock awards value realized is determined by multiplying (i) the closing market price of our common stock on the vesting date by (ii) the number of shares of common stock that vested on that date.

2025 Nonqualified Deferred Compensation

The following table shows the contributions, earnings and account balances as of 2025 fiscal year end for our NEOs under our Deferred Compensation Plan:

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year[1]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End[2]
Daniel P. O'Day	—	—	$ 934,589	—	$ 6,611,338
Andrew D. Dickinson	$ 408,498[3]	—	$ 254,260	—	$ 1,313,097
Johanna Mercier	—	—	—	—	—
Dietmar Berger	—	—	—	—	—
Deborah H. Telman	$ 1,652,915[4]	—	$ 560,996	—	$ 3,895,497

[1] The reported amounts corresponds to a composite of the actual market earnings on a group of investment funds selected by the applicable NEOs for purposes of tracking the notional investment return on his or her balance for the 2025 fiscal year.

[2] Includes the following amounts reported as compensation to the NEOs in prior year Summary Compensation Tables: $4,611,548 for Mr. O'Day, $576,408 for Mr. Dickinson and $1,489,362 for Ms. Telman.

[3] Includes $408,498 reported as "Non-Equity Incentive Plan Compensation" in the 2024 Summary Compensation table for Mr. Dickinson.

[4] Includes deferred salary of $336,000 reported in the 2025 Summary Compensation Table and $1,316,915 reported for as "Non-Equity Incentive Plan Compensation" in the 2024 Summary Compensation table for Ms. Telman.

2025 Potential Payments Upon Involuntary Termination or Change in Control Termination

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause or Resignation for Good Reason[1] Without a Change in Control		Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period		Death/Disability	
Daniel P. O'Day						
Cash severance	$	9,000,000	$	13,500,000		—
Pro-rata bonus	$	2,700,000[2]	$	2,700,000[2]		—
Equity award vesting acceleration		—	$	69,553,989[3]	$	69,553,989[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	46,482	$	69,722		—
Outplacement services	$	10,950	$	10,950		—
Total	$	11,757,432	$	85,834,661	$	69,553,989
Andrew D. Dickinson						
Cash severance	$	2,807,500	$	5,615,000		—
Pro-rata bonus	$	1,123,000[2]	$	1,123,000[2]		—
Equity award vesting acceleration		—	$	22,419,181[3]	$	22,419,181[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	63,027	$	105,045		—
Outplacement services	$	7,950	$	7,950		—
Total	$	4,001,477	$	29,270,176	$	22,419,181
Johanna Mercier						
Cash severance	$	2,972,500	$	5,945,000		—
Pro-rata bonus	$	1,189,000[2]	$	1,189,000[2]		—
Equity award vesting acceleration		—	$	22,496,751[3]	$	22,496,751[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	52,241	$	87,069		—
Outplacement services	$	7,950	$	7,950		—
Total	$	4,221,691	$	29,725,770	$	22,496,751
Dietmar Berger, M.D., Ph.D.						
Cash severance	$	2,500,000	$	5,000,000		—
Pro-rata bonus	$	997,260[2]	$	997,260[2]		—
Equity award vesting acceleration		—	$	9,539,845[3]	$	9,539,845[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	63,027	$	105,045		—
Outplacement services	$	7,950	$	7,950		—
Total	$	3,568,237	$	15,650,100	$	9,539,845

[1] Per the terms of his offer letter, all such amounts are also payable to Mr. O'Day in the event of his resignation for Good Reason. The other NEOs are also entitled to all listed amounts other than the equity award vesting acceleration on a resignation following a required relocation, without consent, to a new work location that is more than 50 miles from the executive's previous work location under the Severance Plan.

[2] Amount reflects the pro-rated target bonus for the year of termination pursuant to the Severance Plan.

[3] Amount reflects $122.74 (our closing stock price on December 31, 2025) multiplied by the number of shares covered by each accelerating award and for stock options, less the applicable exercise price. The 2023 relative TSR performance shares reflect payout at 200% of target. The 2023 revenue-based performance shares reflect payout at 149% of target (136% for the first subtranche, 176% for the second subtranche, 135% for the third subtranche). The 2024 relative TSR performance shares assume payout at 100% of target. The 2024 revenue-based performance shares assumes payout at 137% of target (176% for the first subtranche, 135% for the second subtranche, 100% for the third subtranche). The 2025 relative TSR performance shares assume payout at 100% of target. The 2025 adjusted EPS growth-based performance shares assume payout at 150% of target (200% for the first subtranche and 100% for the second subtranche).

The payments provided to Ms. Telman in connection with her not-for-cause termination of employment in December 2025 are set forth above under "Severance Benefits."

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the company. For further information regarding our pay for performance philosophy and how we align executive compensation with the company's performance, refer to the "Compensation Discussion and Analysis" on page 51.

| | | | | | | Value of Initial Fixed $100 Investment Based on | | |
Year	Summary Compensation Table Total for Mr. O'Day[1]	Compensation Actually Paid to Mr. O'Day[2]	Average Summary Compensation Table Total for Other NEOs[3]	Average Compensation Actually Paid to Other NEOs[4]	Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]	Net Income (in millions)[7]	Net Product Sales (in millions)[8]
2025	$ 28,437,198	$ 63,256,337	$ 9,248,452	$ 13,244,193	$ 255	$ 125	$ 8,510	$ 28,915
2024	$ 23,689,392	$ 44,785,379	$ 7,725,458	$ 14,186,970	$ 187	$ 93	$ 480	$ 28,610
2023	$ 22,607,690	$ 15,483,783	$ 7,588,163	$ 5,469,137	$ 157	$ 94	$ 5,613	$ 26,934
2022	$ 21,621,253	$ 54,965,255	$ 7,874,828	$ 18,182,586	$ 161	$ 90	$ 4,566	$ 26,982
2021	$ 19,229,466	$ 31,485,348	$ 6,279,776	$ 9,693,178	$ 130	$ 100	$ 6,201	$ 27,008

[1] The dollar amounts reported are the amounts reported in the "Total" column of the Summary Compensation Table for our Chairman and Chief Executive Officer, Mr. O'Day.

[2] The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules, for Mr. O'Day. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:

Year	Summary Compensation Table Total for Mr. O'Day	Less: Summary Compensation Table Reported Value of Equity Awards[a]	Plus: Equity Award Adjustments[b]	Equals: Compensation Actually Paid to Mr. O'Day
2025	$ 28,437,198	$ 19,738,462	$ 54,557,601	$ 63,256,337
2024	$ 23,689,392	$ 16,551,827	$ 37,647,814	$ 44,785,379
2023	$ 22,607,690	$ 15,615,056	$ 8,491,149	$ 15,483,783
2022	$ 21,621,253	$ 14,353,915	$ 47,697,917	$ 54,965,255
2021	$ 19,229,466	$ 13,139,064	$ 25,394,946	$ 31,485,348

[a] Represents the aggregate grant-date fair value of equity awards as reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year were as set forth in the table below. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted during the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested during the Year	Value of Dividend Equivalents Accrued or Other Earnings Paid on Stock Awards Not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2025	$ 20,065,232	$ 25,071,648	$ 8,247,479	$ 1,173,242	$ 54,557,601
2024	$ 23,956,270	$ 13,333,936	$ (1,033,888)	$ 1,391,496	$ 37,647,814
2023	$ 12,525,814	$ (2,481,113)	$ (2,859,625)	$ 1,306,073	$ 8,491,149
2022	$ 34,153,918	$ 14,183,571	$ (1,966,582)	$ 1,327,010	$ 47,697,917
2021	$ 17,162,219	$ 6,011,125	$ 707,262	$ 1,514,340	$ 25,394,946

[3] The dollar amounts reported represent the average of the amounts reported for our NEOs as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Andrew D. Dickinson, Johanna Mercier, Deborah H. Telman, and Dietmar Berger; (ii) for 2024, 2023 and 2022, Andrew D. Dickinson, Johanna Mercier, Merdad V. Parsey and Deborah H. Telman; and (iii) for 2021, Andrew D. Dickinson, Johanna Mercier, Merdad V. Parsey and Brett A. Pletcher.

[4] The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs identified in footnote 3, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid to any NEO during the applicable year. In accordance with SEC rules, the following adjustments were made to average total compensation for the NEOs for each year to determine the compensation actually paid:

Year	Average Reported Summary Compensation Table Total for Other NEOs	Less: Summary Compensation Table Average Reported Value of Equity Awards	Plus: Average Equity Award Adjustments[a]	Equals: Average Compensation Actually Paid to Other NEOs
2025	$ 9,248,452	$ 5,864,467	$ 9,860,208	$ 13,244,193
2024	$ 7,725,458	$ 4,828,738	$ 11,290,250	$ 14,186,970
2023	$ 7,588,163	$ 4,809,225	$ 2,690,199	$ 5,469,137
2022	$ 7,874,828	$ 4,961,052	$ 15,268,810	$ 18,182,586
2021	$ 6,279,776	$ 3,625,534	$ 7,038,936	$ 9,693,178

[a] The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted During the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Prior Year End Fair Value of Equity Awards Granted in Prior Years that Failed to Meet Vesting Conditions in the Year	Average Value of Dividend Equivalents Accrued or Other Earnings Paid on Stock Awards Not Otherwise Reflected in Fair Value	Total Average Equity Award Adjustments
2025	$ 5,515,483	$ 4,158,939	$1,800,982	$(1,748,917)	$ 133,721	$ 9,860,208
2024	$ 6,878,321	$ 4,260,282	$ (282,467)	—	$ 434,114	$11,290,250
2023	$ 3,955,902	$ (789,322)	$ (879,498)	—	$ 403,117	$ 2,690,199
2022	$11,751,514	$ 3,365,229	$ (289,102)	—	$ 441,169	$15,268,810
2021	$ 4,989,853	$ 1,461,574	$ 271,571	—	$ 315,938	$ 7,038,936

[5] Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end of each year shown and the beginning of the measurement period by our share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

[6] The peer group used for this purpose is Nasdaq Biotechnology Index.

[7] The dollar amounts reported represent the amount of net income reflected in our Consolidated Statements of Operations included in our Annual Report on Form 10-K for the applicable year. Our 2022 net income included a $2.7 billion partial impairment charge related to certain IPR&D assets acquired from Immunomedics, Inc. Our 2024 net income included $4.2 billion partial impairment charges related to certain IPR&D assets acquired from Immunomedics, Inc. Our 2025 net income included $0.6 billion partial impairment charges related to certain IPR&D assets related to bulevirtide.

[8] The dollar amounts reported represent the amount of net product sales reflected in our Consolidated Statements of Operations included in our Annual Report on Form 10-K for the applicable year. Total full year 2025 product sales of $28,915 million increased by 1% compared to the same period in 2024, with higher HIV and Liver Disease sales.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis" on page 51, our executive compensation program reflects a pay-for-performance philosophy, with a focus not only on the successful progression of research programs, clinical trials and the launch of new products but also on performance across a range of shorter-term metrics that advance our long-term strategy and longer-term value creation for our stockholders. The metrics that we use for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our company for our stockholders. As required by Item 402(v), the most important financial performance measures used by the company to link compensation actually paid to the NEOs, for the most recently completed fiscal year, to the company's performance are as follows:

a. Net Product Sales
b. Relative TSR
c. Adjusted Operating Income

Analysis of the Information Presented in the Pay versus Performance Table

While Gilead utilizes several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table on page 83. Moreover, Gilead generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, Gilead is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid Versus TSR 2021 – 2025



Compensation Actually Paid Versus Net Income 2021 – 2025



Compensation Actually Paid Versus Net Revenue 2021 – 2025



Equity Incentive Plans

<table>
<tr><td>PROPOSAL
4</td><td>

Approval of the Amended and Restated Gilead Sciences, Inc. 2022 Equity Incentive Plan

We are asking stockholders to approve an amendment and restatement of the Gilead Sciences, Inc. 2022 Equity Incentive Plan (the "2022 Plan" and, as amended and restated, the "A&R 2022 Plan"). Among other changes, the A&R 2022 Plan increases the number of shares authorized for issuance thereunder by a total of 47,750,000 shares and extends the term of the plan to expire on March 11, 2036. A comprehensive equity compensation program serves as a necessary and powerful tool to attract, retain and incentivize individuals essential to our long-term success and accordingly benefits all of our stockholders by allowing us to retain individuals who are expected to make significant contributions to the creation of stockholder value. If the A&R 2022 Plan is approved by our stockholders, it will become effective on April 30, 2026.

</td></tr>
</table>

✔ **Our Board unanimously recommends a vote "FOR" Proposal 4.**

The Share Reserve Under the A&R 2022 Plan

As part of our Compensation & Talent Committee's recommendation to the Board of Directors to approve the A&R 2022 Plan, including the increase in the total number of shares available for issuance under the plan, the Compensation & Talent Committee considered advice from its independent compensation consultant, Frederic W. Cook & Co., Inc., and analyzed Gilead's historical burn rate, anticipated future equity award needs, and the dilutive impact of the A&R 2022 Plan's share reserve.

▶ Shares Remaining Available Under the 2022 Plan:

 If our stockholders approve the A&R 2022 Plan, the maximum aggregate number of shares that may be issued under the A&R 2022 Plan on or after February 13, 2026, assuming no cancellation or forfeiture of outstanding awards after such date, will be 131,445,878 shares. Assuming the target number of shares subject to performance shares awards is earned, this number represents 21,842,721 shares subject to outstanding awards as of February 13, 2026, and 61,853,157 shares available for but not yet subject to a grant or award as of February 13, 2026, plus the additional 47,750,000 shares authorized by the A&R 2022 Plan.

 As of February 13, 2026:

 ▶ 21,842,721 shares were subject to outstanding awards under the 2022 Plan (assuming target performance for outstanding Performance Share Awards);

 ▶ 61,853,157 shares remained available for issuance pursuant to awards that could be granted under the 2022 Plan after that date;

 ▶ a total of 262,168 shares were subject to outstanding awards under the Gilead Sciences, Inc. 2018 Equity Incentive Plan (the "2018 Plan"); and

 ▶ a total of 3,818,143 shares were subject to outstanding awards under the Gilead Sciences, Inc. 2004 Equity Incentive Plan (the "2004 Plan," and together with the 2018 Plan, the "Prior Plans").

No awards have been or may be granted under the Prior Plans since the original approval of the 2022 Plan.

The table below provides more detail, as of February 13, 2026, on the remaining share reserve for the 2022 Plan as well as the number of shares subject to outstanding awards, the weighted average exercise price of those awards and the weighted average remaining contractual term of outstanding awards, in each case under the 2022 Plan and the Prior Plans. On February 13, 2026, the fair market value of our common stock was $154.98 per share, based on the closing sale price of our common stock on that date on the Nasdaq Global Select Market.

Plan	Shares Available for Future Grant	Shares Subject to Outstanding Awards		
	Number of Shares	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
2004 Plan	0	3,818,143[1]	$ $63.27[2]	4.58 years[3]
2018 Plan	0	262,168[4]	$ $67.82[2]	5.12 years[3]
2022 Plan	61,853,157	21,842,721[5]	$ $88.27[2]	7.85 years[3]

[1] As of February 13, 2026, a total of 427,738 restricted stock units and 3,390,405 stock options were outstanding under the 2004 Plan.
[2] Represents the weighted average exercise price of the options outstanding under the applicable plan on February 13, 2026.
[3] Represents the weighted average remaining contractual term of the options outstanding under the applicable plan on February 13, 2026.
[4] Reflects a total of 262,168 stock options outstanding under the 2018 Plan as of February 13, 2026.
[5] Includes 486,020 shares of our common stock subject to performance share awards (assuming target performance) that will vest and become issuable upon the attainment of the designated performance objectives. As of February 13, 2026, a total of 17,136,286 restricted stock units, 486,020 performance share units and 4,220,415 stock options were outstanding under the 2022 Plan.

▶ Historical Burn Rate: Our equity plan share usage over 2023, 2024, and 2025 represented a three-year average adjusted gross burn rate of 1.1%, as further detailed in the table below.

Fiscal Year	Weighted Average Common Stock Outstanding	Stock Options Granted	Restricted Stock Units Granted	Performance Share Units Granted	Annualized Burn Rate
2023	1,248M	2.1M	11.5M	0.3M	1.1%
2024	1,247M	2.5M	12.4M	0.4M	1.2%
2025	1,244M	1.5M	8.9M	0.2M	0.8%
				Three-Year Average	1.1%

▶ Dilution: Dilution is commonly measured by "overhang," which generally refers to the amount of potential dilution to current stockholders that could result from the future issuance of the shares reserved under an equity compensation plan. Overhang is typically expressed as a percentage (equal to a fraction where the numerator is the sum of the number of shares reserved but not issued under equity compensation plans plus the number of shares subject to outstanding awards and the denominator is the sum of the numerator plus the total number of shares outstanding). If the A&R 2022 Plan is approved, our voting power dilution would be approximately 10.9% (based on shares and awards outstanding as of February 13, 2026, and 1,241,420,528 shares of our common stock outstanding as of February 13, 2026).

Promotion of Good Governance Practices

We have incorporated a number of provisions in the A&R 2022 Plan to protect stockholders and reflect corporate governance best practices, including the following:

▶ *No Repricing and No Reload Options:* The A&R 2022 Plan prohibits the repricing of stock options and stock appreciation rights without stockholder approval, the exchange or substitution of one award for another award that has the effect of reducing the exercise or purchase price, the cancellation or exchange of underwater awards for cash, another award or other property, except in a change in control transaction, and taking any other action that would be considered a repricing under generally accepted accounting standards. Reload options are also expressly prohibited under the A&R 2022 Plan.

▶ *Minimum Vesting Requirement:* Awards under the A&R 2022 Plan (other than cash-based awards) will vest no earlier than the first anniversary of the date of grant, with the exception of substitute awards, shares delivered in lieu of fully-vested cash obligations, awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and up to 5% of the shares reserved under the A&R 2022 Plan (subject to equitable adjustments).

▶ *No Dividends on Unvested Awards:* The A&R 2022 Plan provides that dividends and dividend equivalent rights may never be paid on options or SARs or any unvested award.

▶ *No Liberal Share Recycling on Appreciation Awards:* The A&R 2022 Plan prohibits liberal share recycling on option and SAR awards.

▶ *Limit on Non-Employee Director Compensation:* The A&R 2022 Plan contains an annual limit on cash and equity-based compensation that may be paid or granted, whether under the A&R 2022 Plan or otherwise, to our non-employee directors of $750,000 (or $1,000,000 if the non-employee director is serving as chairman of the Board).

▶ *Time- and Performance-Based Awards Subject to Clawback Provision:* All equity awards under the A&R 2022 Plan are subject to Gilead's clawback policies (i) the Compensation Recovery Policy which complies with the requirements imposed pursuant to Exchange Act Rule 10D-1 and applicable Nasdaq listing standards and requires Gilead to recoup covered excess incentive-based compensation received by Gilead's executive officers in the event of a covered financial restatement, and (ii) the Compensation Reconciliation and Recoupment Policy which authorizes the recoupment of (a) any bonus or other cash or equity compensation paid on the basis of financial results that are subsequently restated from any executive officer or other covered individual whose misconduct contributed to an obligation to file the financial restatement, and (b) all or any portion of the amounts or shares of stock (including proceeds realized on a sale of such shares) attributable to time- or performance-based cash or equity-based incentive compensation from any executive officer in the event of significant misconduct that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct.

▶ *No Automatic Single Trigger Acceleration or Tax Gross-Ups:* In the event of a change in control of Gilead, the A&R 2022 Plan does not provide for automatic single trigger acceleration and instead provides for double trigger acceleration, where acceleration only occurs if the participant experiences an involuntary or constructive termination following the change in control event. In addition, the A&R 2022 Plan does not provide for tax gross-ups on excise taxes resulting from excess parachute payments.

▶ *Term and Exercise Price Limits on Options and SARs:* Options and SARs (as defined below) granted under the A&R 2022 Plan are subject to a maximum term of ten years and options and stock appreciation rights may not be granted at a discount to the fair market value of our common stock on the grant date.

Plan Summary

The following is a summary of the key provisions of the A&R 2022 Plan, which does not purport to be a complete description of all the provisions of the A&R 2022 and is qualified in its entirety by reference to the A&R 2022 Plan, which is attached hereto as Appendix B. Stockholders are encouraged to read the A&R 2022 Plan in its entirety.

Plan Termination Date:	March 11, 2036
Eligible Participants:	Employees, including executive officers, non-employee directors and consultants
Aggregate Shares Remaining Available for Issuance under A&R 2022 Plan:	131,445,878 (includes 21,842,721 shares subject to awards outstanding under the 2022 Plan as of February 13, 2026 and 61,853,157 shares available for grant as of February 13, 2026, plus the additional 47,750,000 new shares)
Fungible Share Counting Provisions:	Shares issued pursuant to full value awards will count against the aggregate plan limit as 2.5 shares for every 1 share issued. Shares issued pursuant to options or SARs will count against such limit as 1 share for every 1 share issued.
Award Types	▶ Incentive stock options ▶ Performance shares ▶ Non-statutory stock options ▶ Performance units ▶ Stock appreciation rights ("SARs") ▶ Phantom shares ▶ Restricted stock ▶ Dividend equivalent rights ▶ Restricted stock units
Limits on Awards to Non-Employee Directors Per Calendar Year:	$750,000 annual limit on cash compensation earned by and equity awards granted (based on grant date fair value) to any non-employee director, whether provided under the A&R 2022 Plan or otherwise, with such annual limit increased to $1,000,000 for any non-employee director serving as chairman of the Board.

Eligibility

Employees, including executive officers, non-employee directors and consultants of Gilead and its related entities are eligible to receive awards under the A&R 2022 Plan. As of February 13, 2026, approximately 16,600 employees (including five executive officers), eight non-employee Board members and zero consultants were eligible to be selected to participate in the A&R 2022 Plan.

Share Reserve

The maximum number of shares authorized for issuance under the A&R 2022 Plan, from the 2022 Plan's original inception. is limited to the sum of (i) 47,750,000 shares, newly authorized under the proposed restatement, plus (ii) 111,485,837 shares, which is the aggregate number of shares previously authorized under the 2022 Plan. The maximum number of shares of common stock that may be issued from the available share reserve pursuant to incentive stock options that are granted under the A&R 2022 Plan is 132,000,000 shares. The shares of common stock issuable under A&R 2022 Plan may be authorized but unissued shares or shares reacquired by us, including shares repurchased on the open market.

For the avoidance of doubt, as of the date of this 2026 amendment and restatement, the number of shares available for the issuance of new awards will be equal to 61,853,157 shares available for grant as of February 13, 2026, plus the additional 47,750,000 new shares. Any shares granted between February 13, 2026 and the effective date of this amendment will be granted from the 61,853,157 shares available for issuance as of February 13, 2026.

Shares issued pursuant to full value awards under the A&R 2022 Plan will count against the aggregate plan limit as 2.5 shares for every 1 share issued and shares issued pursuant to awards of options or SARs under the A&R 2022 Plan will count against the aggregate plan limit as 1 share for every 1 share issued.

Shares subject to an award (or portion of an award) under the A&R 2022 Plan or the Prior Plans that is forfeited, canceled or expires, is settled in cash or otherwise does not result in the issuance of such shares will be deemed not to have been issued and, with respect to awards under the Prior Plans, will be added to the shares available for issuance under the A&R 2022 Plan. Shares subject to a full value award (or portion of a full value award) under the A&R 2022 Plan or the Prior Plans that are tendered or withheld to cover withholding taxes related to such full value award will again be available for issuance under the A&R 2022 Plan. In any such case as described here, such shares will be added at a rate of 1 share for every 1 share subject to an option or SAR that is forfeited, canceled, expired or settled in cash and 2.5 shares for every 1 share subject to any other award that is forfeited, canceled, expired, settled in cash, or returned due to net withholding on full value awards.

However, if the exercise price of an option or SAR is paid with shares of common stock, the authorized reserve under the A&R 2022 Plan will be reduced by the gross number of shares for which that option or SAR is exercised, and not by the net number of shares issued under the exercised stock option or SAR. In addition, should shares otherwise issuable under the A&R 2022 Plan be withheld in satisfaction of the withholding taxes incurred in connection with the exercise or settlement of an option or SAR (including shares that are tendered or withheld after February 18, 2022 to satisfy withholding taxes incurred in connection with the exercise or settlement of an option or SAR granted under any Prior Plan), then the number of shares available for issuance under the A&R 2022 Plan will be reduced by the gross number of shares issuable under such award, calculated prior to such share withholding. Shares repurchased by Gilead on the open market with the proceeds of an option will not be available for issuance under the A&R 2022 Plan.

Administration

Our Compensation and Talent Committee serves as the primary administrator of the A&R 2022 Plan; however, the A&R 2022 Plan may also be administered by the Board, any committee designated by the Board or one or more of our officers or other employees authorized to grant, amend and administer awards to non-director and non-officer employees and consultants. The term Plan Administrator, as used in this summary, means our Compensation and Talent Committee, our Board, any other committee of our Board and any individual or individuals granted administrative authority under the A&R 2022 Plan, to the extent each such entity or person is acting within the scope of such person's or entity's administrative jurisdiction under the A&R 2022 Plan.

The Plan Administrator has the discretion to select the eligible individuals to whom awards are to be granted and the terms and conditions of each award, including the number of shares of common stock underlying the award or the dollar amount of any cash award made under the plan, the vesting schedule in effect for the award (including any applicable performance goals), the issuance schedule for the shares to be issued in settlement of the award, the maximum term of the award and the provisions for satisfying the applicable withholding taxes upon the exercise, vesting or settlement of the award. The Plan Administrator may also establish additional terms, conditions, or procedures, including sub-plans, in order to accommodate the grant of awards under the A&R 2022 Plan to grantees in non-U.S. jurisdictions.

Awards

The A&R 2022 Plan provides for the following types of awards: incentive stock options, non-statutory stock options, SARs, restricted stock, restricted stock units, performance units, performance shares, phantom shares and dividend equivalent rights. Awards under the A&R 2022 Plan may vest upon the completion of a designated service period and/or the attainment of pre-established performance goals.

The principal features of the various types of awards authorized under the A&R 2022 Plan are summarized as follows:

▶ *Stock Options.* The exercise price of stock options may not be less than the fair market value of our common stock on the grant date (or 110% of the fair market value for an incentive stock option granted to an employee owning more than 10% of our voting power), and no stock option may have a term in excess of ten years (or five years for an incentive stock option granted to an employee owning more than 10% of our voting power). Options will generally become exercisable in one or more installments over a specified period of service measured from the grant date. Payment of the exercise price may be made in cash, check or in shares of our common stock, including a net issuance using shares otherwise purchasable under the option to pay the exercise price. The option may also be exercised through a broker-dealer sale and remittance procedure pursuant to which the grantee affects a same-day exercise of the option and sale of the purchased shares in order to cover the exercise price for the purchased shares and the applicable withholding taxes. Reload options are prohibited under the A&R 2022 Plan.

▶ *Stock Appreciation Rights.* A SAR will allow the holder to exercise that right as to a specific number of shares of common stock and receive in exchange an appreciation distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which the SAR is exercised over (ii) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of the common stock on the date the SAR is granted, and the SAR may not have a term in excess of ten years. The distribution may be made in cash or in shares of our common stock.

▶ *Restricted Stock.* The Plan Administrator may make awards of unvested shares of our common stock. The Plan Administrator will determine the vesting schedule of those shares at the time of the award (including any performance-vesting requirements), the amount of consideration to be paid, if any, for the restricted stock and the form in which such consideration may be paid.

▶ *Restricted Stock Units.* A restricted stock unit award will entitle the holder to receive one share of our common stock for each awarded unit upon the completion of a designated service period and/or the attainment of specified performance objectives as determined by the Plan Administrator. The shares of common stock underlying the restricted stock units may be issued immediately upon vesting or may be deferred to a later date.

▶ *Performance Shares.* A performance share award will be denominated in shares of our common stock. The Plan Administrator will determine the performance goal or goals to be attained in order for the underlying shares to vest, any additional period of service required of the grantee after the performance goals are attained. The performance shares which vest under the terms of the award may be settled in shares of our common stock or in cash. Settlement may occur at the time of vesting or may be deferred to a later date.

▶ *Performance Units.* A performance unit award will be denominated in terms of a fixed dollar amount. At the time of the award, the Plan Administrator will determine the performance goal or goals to be attained in order for the performance units to vest and any additional period of service required of the grantee after those performance goals are attained. The performance units which vest under the terms of the award will be paid in cash or, at the discretion of the Plan Administrator, may be settled in shares of our common stock with a fair market value equal to such cash amount. Settlement may occur at the time of vesting or may be deferred to a later date.

▶ *Phantom Shares.* Phantom shares are denominated in terms of our common stock, but do not provide any actual stockholder rights to the individual. At the time of the award, the Plan Administrator will determine the performance goal or goals to be attained and/or the service period, if any, to be completed in order for the phantom shares to vest. Any phantom shares which vest under the terms of the award may be settled in shares of our common stock or in cash. Settlement may occur at the time of vesting or may be deferred to a later date.

▶ *Dividend Equivalent Rights.* The Plan Administrator may provide that any awards other than options or SARs earn dividends or dividend equivalent rights. No payment will be made with respect to any dividend or dividend equivalent right granted in connection with an award under the A&R 2022 Plan unless, until and only to the extent the vesting conditions of such award are satisfied. Any crediting of dividends or dividend equivalent rights may be subject to such restrictions and conditions as the Plan Administrator may establish, including reinvestment in additional shares of our common stock or restricted stock units, and may be settled in shares of our common stock or cash.

General Provisions

Minimum Vesting Requirement

Awards under the A&R 2022 Plan (other than cash-based awards) will vest no earlier than the first anniversary of the date of grant, with the exception of substitute awards, shares delivered in lieu of full-vested cash obligations, awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and up to 5% of the shares reserve under the A&R 2022 Plan (subject to equitable adjustments). The minimum vesting requirement does not apply to the Plan Administrator's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or change in control.

Transferability

Incentive stock options under the A&R 2022 Plan may not be transferred assigned, pledged or disposed of in any manner other than by will or the laws of inheritance following the grantee's death, and all options may not be transferred to third party financial institutions for value. Other awards under the A&R 2022 Plan will be transferable by will or the laws of inheritance, as well as by gift or pursuant to a domestic relations order to members of the participant's immediate family in a manner determined by the Plan Administrator.

Change in Control

Upon a change in control, our Board may, in its discretion, provide for any of the following treatment of options and SARs under the A&R 2022 Plan: (i) the options and SARs may fully vest and become exercisable prior to the change in control, (ii) may be assumed by the surviving corporation or replaced with economically equivalent awards, (iii) the options and SARs may fully vest immediately prior to the change in control and then terminate immediately after the change in control, to the extent not previously exercised, or (iv) the options and SARs may be continued in full force and effect following such change in control. Underwater options and SARs may be cancelled and terminated without payment upon such change in control.

With respect to other awards under the A&R 2022 Plan, upon a change in control, our Board may, in its discretion, provide for the assumption by the surviving corporation or replacement with economically equivalent awards. If such other awards are not assumed or replaced, then they will fully vest immediately prior to the change in control.

Awards under the A&R 2022 Plan that are assumed, replaced or otherwise continue in effect will fully vest in the event the grantee's service with us or the successor entity is involuntarily terminated without cause or voluntarily terminated by the grantee due to constructive termination within a designated period following a change in control.

A change in control generally will be deemed to occur in the event (i) all or substantially all of our assets are sold, transferred or disposed, (ii) we are party to a corporate transaction following which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing more than 50% of the total combined voting power of our outstanding securities, (iii) certain changes occur in the composition of our Board, or (iv) we are dissolved or liquidated.

Prohibition against Repricing

Without the consent of our stockholders, no award granted under the A&R 2022 Plan may be repriced, replaced, regranted through cancellation or modified (other than in the event of certain changes in our capital structure as described below), if the effect would be to reduce the exercise or purchase price in effect for the shares underlying that award. Accordingly, the Plan Administrator may not implement any of the following repricing programs under the A&R 2022 Plan without obtaining stockholder approval: (i) the cancellation of outstanding options or SARs in return for new options or SARs with a lower exercise price per share, (ii) the cancellation of underwater outstanding options or SARs for consideration payable in cash, property, or other award, except in connection with a change in control transaction, (iii) the direct reduction of the exercise price in effect for outstanding options or SAR, or (iv) any action that is treated as a repricing under generally accepted accounting standards.

Adjustments

In the event any change is made to our outstanding common stock as a result of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting our outstanding common stock as a class, or should the value of the outstanding shares of our common stock change as a result of a spin-off transaction or an extraordinary dividend or distribution, or should there occur any merger, consolidation or other reorganization, then equitable and proportional adjustments will be made to the maximum number and class(es) of securities issuable under the A&R 2022 Plan (including pursuant to incentive stock options). Outstanding awards under the A&R 2022 Plan will also be equitably and proportionally adjusted as to the number and class(es) of securities and exercise price (or other cash consideration) payable per share under each such award. The adjustments will be made in such a manner as the Plan Administrator deems appropriate in order to prevent the dilution or enlargement of benefits under the A&R Plan and the outstanding awards thereunder, and such adjustments will be final, binding and conclusive.

Amendments and Termination

Our Board may amend, suspend or terminate the A&R 2022 Plan at any time, except that no amendments to the A&R 2022 Plan will be made without the approval of our stockholders if such approval is required by applicable law or regulation or the listing standards of the exchange on which our common stock is at the time primarily traded. Unless earlier terminated by our Board, the A&R 2022 Plan will terminate on March 11, 2036. No suspension or termination of the A&R 2022 Plan will adversely affect any rights under awards previously granted under the A&R 2022 Plan, which will continue in effect following such suspension or termination.

Existing Plan Benefits

As described above, the selection of participants who will receive future awards under the A&R 2022 Plan and the size and types of awards will be determined by the Plan Administrator in its discretion. Therefore, the amount of any future awards under the A&R 2022 Plan is not yet determinable and it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of employees.

The following table sets forth information with respect to awards that have been granted to our NEOs and the specified groups set forth below under the 2022 Plan from its original effective date through February 13, 2026. The amounts shown below assume the achievement of the target level of performance under all outstanding performance share units.

Name and Principal Position	Stock Options	Stock Awards
Daniel P. O'Day, Chairman and Chief Executive Officer	663,915	408,045
Andrew D. Dickinson, Chief Financial Officer	211,555	130,215
Johanna Mercier, Chief Commercial & Corporate Affairs Officer	211,555	130,215
Dietmar Berger, Chief Medical Officer	37,710	71,760
Deborah H. Telman, Former EVP, Corporate Affairs and General Counsel	184,145	116,300
All current executive officers as a group (5 persons)	1,150,135	780,320
All non-executive directors as a group (8 persons)	340,820	61,437
All employees (other than executive officers and non-executive directors as a group)	4,903,545	37,038,200

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to us and the participants who receive awards under the A&R 2022 Plan based on the federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, or other tax laws other than U.S. federal income tax law. Because individual circumstances may vary, we recommend that all participants consult their own tax advisor concerning the tax implications of awards granted under the A&R 2022 Plan.

Option Grants

Options granted under the A&R 2022 Plan may be either incentive stock options, which satisfy the requirements of Section 422 of the Code, or non-statutory stock options, which are not intended to meet such requirements. The U.S. federal income tax treatment for the two types of options differs as follows:

INCENTIVE STOCK OPTIONS

No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a disqualifying disposition, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (a) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (b) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss.

If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the optionee as a result of the disposition. We will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

NON-STATUTORY OPTIONS

No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised stock appreciation right, and the holder will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right.

Restricted Stock Awards

The recipient of unvested shares of common stock will not recognize any taxable income at the time those shares are issued but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The recipient may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the recipient will not recognize any additional income as and when the shares subsequently vest. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the unvested shares at the time such ordinary income is recognized by the recipient.

Restricted Stock Units/Performance Shares/Performance Units/Phantom Shares

No taxable income is recognized upon receipt of restricted stock units, performance shares, performance units or phantom shares. The holder will recognize ordinary income in the year in which the shares subject to the award are actually issued or in the year in which the award is settled in cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the holder will be required to satisfy the tax withholding requirements applicable to the income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. For purposes of Section 162(m), the term "covered employee" includes any individual who serves as chief executive officer, chief financial officer or one of the other three most highly compensated executive officers for 2017 or any subsequent calendar year. Beginning with the 2028 calendar year, the $1 million annual deduction limitation under Section 162(m) of the Code will also apply to any individual who qualifies as one of the next five most highly compensated employees of the company, even if such individual is not an officer of the company, in 2027 or any subsequent calendar year. It is expected that compensation deductions for any covered employee with respect to awards under the A&R 2022 Plan will be subject to the $1 million annual deduction limitation. The Plan Administrator may grant awards under the A&R 2022 Plan or otherwise that is or may become non-deductible when it believes doing so is in the best interests of Gilead and our shareholders.

Change in Control

The acceleration of the exercisability or the vesting of an award upon the occurrence of a change in control may result in an "excess parachute payment" within the meaning of Section 280G of the Code. A "parachute payment" occurs when a "disqualified individual" (which includes officers, certain highly compensated individuals and certain significant stockholders) receives payments contingent upon a change in control that exceed an amount equal to three times his or her "base amount." The term "base amount" generally means the average annual compensation paid to such individual during the five calendar years preceding the calendar year in which the change in control occurs. An "excess parachute payment" is the excess of all parachute payments made to the employee on account of a change in control over the employee's base amount. If any amount received by a disqualified individual is characterized as an excess parachute payment, such individual is subject to a 20% excise tax on the amount of the excess parachute payment, and we will be denied a tax deduction with respect to such excess parachute payment.

Code Section 409A

Section 409A of the Code generally provides that any deferred compensation arrangement must satisfy specific requirements, both in operation and in form, regarding (i) the timing of payment, (ii) the advance election of deferrals, and (iii) restrictions on the acceleration of payment. Failure to comply with Section 409A of the Code may result in the early taxation (e.g., taxation at the later of the granting or vesting of an award) plus interest to the participant of deferred compensation and the imposition of an additional 20% penalty tax on the participant based on the deferred amounts included in the participant's taxable income. We intend to structure awards under the A&R 2022 Plan in a manner that is designed to be exempt from or comply with Section 409A of the Code. However, we will have no liability to a participant, or any other party, if an award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant.

Equity Compensation Plan Information

The following table provides certain information with respect to our equity compensation plans in effect as of December 31, 2025:

(in millions, except per share amounts) Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Rights (in MM)[1] (a)	Weighted-average Exercise Price of Outstanding Options and Rights[1] (b)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in MM) (c)
Equity compensation plans approved by security holders:			
2004, 2018 and 2022 Equity Incentive Plans	27.2	$ 76.08	61.6
Employee Stock Purchase Plan[2]			21.8
Total equity compensation plans approved by security holders	27.2	$ 76.08	83.4
Equity compensation plans not approved by security holders	—	—	—
Total	27.2	$ 76.08	83.4

[1] Includes 18 million restricted stock units and performance share units. These awards have no exercise price and are not included in the weighted-average exercise price of outstanding awards.
[2] Under our Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

✔ **The Board unanimously recommends a vote "FOR" Proposal 4.**

Stockholder Proposals

PROPOSAL
5

Stockholder Proposal Requesting an Independent Board Chair Policy

John Chevedden has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that Mr. Chevedden has continuously held 150 shares of our common stock since October 1, 2022.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mr. Chevedden to the stockholders for approval is as follows:

Stockholder Proposal

Proposal 5 – Independent Board Chairman


FOR
Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. A Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to long-term sustainability and credibility.

Now could be a ripe time for a change since Gilead stock was at $123 in 2015 and only at $120 late in 2025 despite a robust stock market.

Gilead settled a civil fraud lawsuit for $202 million with the U.S. Attorney's Office and 49 state attorneys generals. Gilead was charged with running an illegal kickback scheme by providing lavish meals, free travel, and speaker fees to doctors to encourage them to prescribe Gilead's HIV drugs.

Lawsuits continue over older Gilead HIV drugs containing tenofovir disoproxil fumarate, such as Truvada. Gilead is charged with intentionally withholding a safer alternative to maximize profits and failed to warn patients of the risk of kidney and bone damage. There are thousands of pending state-level cases.

A settlement between Gilead and the U.S. Department of Health and Human Services was criticized for potentially undermining the public-private partnership model for pharmaceutical innovation. Critics argued that the terms, which allow Gilead to use patents developed by the Centers for Disease Control and Prevention for HIV prevention, were too favorable to Gilead and could harm public health.

The U.S. Food and Drug Administration placed a clinical hold on trials for two investigational HIV treatments, GS-1720 and GS-4182. There was a decrease in a type of white blood cell in some trial participants.

Gilead's efforts to expand its oncology portfolio faced setbacks with the failure of two late-stage clinical trials for its cancer drug Trodelvy. A trial for metastatic urothelial cancer failed, along with another study for previously treated metastatic non-small cell lung cancer.

Gilead Q2 2025 earnings indicated disappointing sales. The Cell Therapy franchise (Yescarta and Tecartus) and the liver disease portfolio both experienced sales decreases due to competitive pressures.

Per an October 2025 MarketBeat report recent insider Gilead stock sales could be a point of concern for investors, potentially signaling a lack of confidence in Gilead's short-term performance.

Please vote yes:


Independent Board Chairman – Proposal 5


Our Board Recommends a Vote AGAINST This Proposal

Our Board's View Aligns with Recent Stockholder Votes on this Issue

In 2013-2015, 2017-2022 and 2025, our Board carefully considered stockholder proposals requesting that our Board adopt a policy that the Chairperson of the Board be an independent director. In each of those votes, the majority of shares were voted AGAINST the proposals. Our Board continues to believe that stockholder interests are best served when the Board has the flexibility to determine the best person to serve as Chairperson, and that the robust duties of our Lead Independent Director provide strong independent Board leadership. Our Board recommends a vote AGAINST this proposal.

The Board Should Have Flexibility to Choose an Appropriate Governance Structure Tailored to the Needs of Gilead

One of the most important tasks undertaken by a board is to select the leadership of the board and the company. In order to execute this critical function most effectively and in the best interest of our stockholders, our Board needs the flexibility to design Gilead's board leadership structure based on the circumstances at the time. Our Board is composed of directors with diverse backgrounds, experiences and perspectives, as well as extensive knowledge about Gilead's business and our industry, and is best positioned to evaluate the optimal Board leadership structure.

Our current policy enables our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. The policy also allows our Board to make changes in the company's leadership structure when the Board believes that such actions are in the best interests of the company and its stockholders. Departing from Gilead's current policy would unduly impair our Board's ability to select the director it believes is best suited to serve as Chairperson based on the circumstances at the time.

The independent directors review this structure on a regular basis to evaluate whether the structure continues to serve the best interests of Gilead. As part of this review, the Board incorporates feedback from investors gained through our year-round stockholder engagement efforts. In addition, our annual Board self-assessment process evaluates the effectiveness of the Board, the Chairperson's leadership of the Board and our Lead Independent Director. Our Board has determined that it is currently in the best interests of Gilead to have a powerful Lead Independent Director in addition to our Chairperson of the Board.

In May 2024, our independent directors unanimously appointed Anthony Welters as our Lead Independent Director, in recognition of his leadership experience, in-depth knowledge of Gilead and demonstrated commitment to the role. Having served as a director on the Board since 2020, he has developed deep knowledge of our operations and business cycles. Mr. Welters has significant leadership experience on other public boards and in the healthcare industry. In addition, he has extensive experience in the health insurance and managed care industry and has demonstrated his commitment to delivering healthcare to underserved communities. Given his proven leadership capability, breadth of industry experience, business success and strong relationships with and active representation of the independent directors on the Board, our Board believes Mr. Welters is a strong and effective Lead Independent Director.

Mr. O'Day's Role as Our Chairman of the Board is in the Best Interests of Gilead and its Stockholders

The independent directors of our Board have concluded that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chairman of the Board (in addition to his role as Chief Executive Officer) because it best positions Mr. O'Day to effectively drive future strategy and decision-making for our organization.

In addition to Mr. O'Day's public, private and non-profit board experience, he has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of a business.

Our Lead Independent Director Provides Our Board with Independent Leadership and Accountability

We believe the robust duties of our Lead Independent Director, who is selected by the Board's independent directors, empower our independent directors to provide effective guidance and oversight of management, including our Chief Executive Officer. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, facilitating a strong, independent and active Board of Directors. As set forth in the Lead Independent Charter adopted by our Board, the Lead Independent Director has clearly delineated and comprehensive duties. These duties include:

▶ Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;

▶ Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;

▶ Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;

▶ Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;

▶ Calling meetings of the independent directors, as appropriate;

▶ Chairing meetings of the independent directors;

▶ Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

▶ Providing independent directors with adequate opportunities to meet and discuss issues in meetings of the independent directors;

▶ Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

▶ Communicating to management, as appropriate, the results of private discussions among independent directors;

▶ Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;

▶ Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

▶ Providing guidance on director succession and development;

▶ Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

▶ Unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;

▶ Monitoring, in collaboration with the Nominating and Corporate Governance Committee, conflicts of interest of all directors, including the Chief Executive Officer;

▶ Participating, in collaboration with the Compensation and Talent Committee, in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

▶ Responding, as appropriate, to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

▶ Representing independent directors in communications with other stakeholders, as required; and

▶ Performing such other duties as the Board of Directors may from time to time delegate.

In addition, as required by our Board Guidelines, Gilead's independent directors meet without executive management on a routine basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Our Corporate Governance Practices Empower Our Independent Directors to Select the Right Leadership Structure

Gilead's strong corporate governance policies and practices provide our independent directors with the ability to effectively oversee our management and make well-informed decisions about critical issues, such as the Board's leadership structure.

▶ *Substantial majority of our directors are independent.* Currently, eight out of the nine director nominees are independent.

▶ *Fully independent Board committees.* All members of the Board's committees—the Audit Committee, the Compensation and Talent Committee, the Nominating and Corporate Governance Committee and the Science Committee—are "independent" in accordance with or as defined in the rules adopted by the SEC and Nasdaq and Gilead's own Board Guidelines. This structure entrusts the oversight of critical matters to independent directors, such as the integrity of our financial statements, the compensation of our executive officers, the selection and evaluation of directors, the development of corporate governance principles and oversight of our scientific strategies.

▶ *Annual Board and committee evaluations.* Our Lead Independent Director conducts an annual assessment of the Board, the Chairperson's Board leadership and committees of the Board to evaluate their effectiveness.

▶ *Independent evaluation of Chief Executive Officer performance.* Our Compensation and Talent Committee, which is fully independent, is responsible for performing an annual evaluation of the Chief Executive Officer against his performance objectives.

▶ *Ongoing Board refreshment.* Our Nominating and Corporate Governance Committee regularly evaluates the Board's composition, with a goal of ensuring a diversity of perspectives and skillsets to oversee management's execution of our strategy.

▶ *Ability to consult with external advisers.* Our Lead Independent Director has the authority to engage outside advisers and consultants as he deems appropriate to fulfill his responsibilities.

▶ *Established corporate governance guidelines.* We maintain strong corporate governance policies and practices. Information regarding our corporate governance initiatives, including our Board Guidelines and the charter for each Board committee, can be found on our website at www.gilead.com on the Investors page under "Corporate Governance."

We believe that the interests of our stockholders will be best served by maintaining our Board's flexibility in determining the board leadership structure that is best suited to the needs of Gilead at any particular time.

✖ **Our Board unanimously recommends a vote "AGAINST" Proposal 5.**

6

Stockholder Proposal Requesting a Report on the Impact of Extended Patent Exclusivities on Patient Access

AIDS Healthcare Foundation ("AHF") has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that AHF has continuously held 500 shares of our common stock since March 26, 2024.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by AHF to the stockholders for approval is as follows:

Stockholder Proposal

RESOLVED, that the shareholders of Gilead Sciences ("Gilead") ask the Board of Directors to provide a report (at reasonable cost and omitting confidential or proprietary information) that assesses the risks of how extending patent exclusivities of current Gilead treatments could delay Gilead from releasing biosimilars and novel therapeutics, hindering patient access to more effective and/or affordable treatments. The report need not include any material that Gilead reasonably believes would prejudice it in pending litigation or claims of which it has notice.

SUPPORTING STATEMENT

Patent extensions of branded drugs impede patient access to next generation therapeutics while also making the pharmaceutical manufacturer overly reliant on a revenue model that privileges the short-term over long-term growth. When patent protection of a branded drug nears its end, a manufacturer that makes minor changes to the formulation can extend patent protections; if the drug maker has a much more effective successor therapeutic ready for FDA approval, it can delay the release of the successor treatment to maximize monopolistic profits of the older, less effective version.

Reports suggest that Gilead delayed the release of Descovy (emtricitabine and tenofovir alafenamide) in favor of maximizing profits of Truvada (tenofovir disoproxil fumarate). The decision led to legal expenses, including settlements with plaintiffs alleging impropriety, which diverts time and resources away from research and development of innovative treatments.

The FDA approved Truvada for treatment of HIV in 2004. Internal documents show that one year prior, Gilead proposed patent exclusivity strategy while already working on the more potent version of tenofovir, Descovy.[1]

Gilead's delay strategy created foreseeable legal risks. The company was the subject of a *New York Times* exposé, which included leaked internal memos outlining the patent extension plan.[2] The negative press coverage detailed that a small percentage of Truvada users suffered kidney damage and osteoporosis, avoidable consequences had Gilead expedited development of a successor compound with a safer risk profile.

As a result of *Holley v. Gilead Sciences,* the company agreed to a $40 million settlement with 2,625 plaintiffs "to avoid the cost and distraction of litigating these cases, and in no way is this settlement an admission of liability or wrongdoing."[3] While Gilead admits no fault, the settlement itself can create doubt with investors and other stakeholders.

[1] https://int.nyt.com/data/documenttools/gilead-sept-2003/1561f0e7e503288f/full.pdf.
[2] How Gilead Profited by Slow-Walking a Promising H.I.V. Therapy - The New York Times.
[3] Gilead Statement on Agreement in Principle to Resolve Federal TDF Litigation.

 

Gilead opted to maximize revenue of an older therapeutic when it had a more effective version ready to enter the market. Those living with HIV were held captive to a revenue model that preferred patent extensions over bringing the next generation of safer, more effective therapies to market. A report on how patent exclusivity extensions could stifle innovation functions as a guardrail to ensure Gilead prioritizes investments in the breakthrough therapeutics of the future.

Our Board Recommends a Vote AGAINST This Proposal

We share the proponents' concern regarding the importance of innovation and maintaining patient access to medicines. However, we disagree with the presumptions and assertions on which this proposal is premised, and we believe that patents, innovation and patient access are not at odds with each other. Gilead's core mission is to discover, develop and deliver transformational therapies to transform care for people around the world. We believe that the exclusivity protection granted by patents incentivizes innovation and encourages further investment in research and development of life-changing medicines. In addition, Gilead is committed to increasing access to medicine. As a result, we believe that the proposal's requested report reflects an inaccurate or biased perspective and therefore is unnecessary and would not advance the interests of Gilead or our stakeholders.

Patent Protection Incentivizes Innovation and Encourages Further Investment in Research and Development of Life-Changing Medicines

We have committed significant resources to internal research and development opportunities and external business development activity to drive innovation. Our research and development decisions are guided by our focus on delivering safe and effective medicines for the people who prescribe and use them. We take a responsible approach to patents and intellectual property protection, and we strongly believe that the exclusivity protection granted by patents, which is only for a limited time, incentivizes innovation, encourages further research and development of life-changing medicines and ultimately enables our efforts to ensure availability of and access to our medicines.

Gilead's patents represent innovations that advance therapies for patients and are integral to support the protection of our intellectual property and long-term stockholder value. Gilead will often have multiple patents for a medicine, but these patents cover aspects of the medicine that have required separate innovation and investment. There is more to a medicine than just the active ingredient or compound. For example, there may be separate new inventions for ways to deliver the compound to a target, ways of using the compound or ways of making a compound. Any patents covering these types of inventions are sometimes referred to as secondary or tertiary patents in relation to the initial patent for the active ingredient or compound or as "extending" the exclusivity of the initial patent. However, these are all innovations that can benefit patients and all must meet the same requirements for a patent to be granted, and the patents would not be granted unless the national patent office[s] determine[s] that they cover new and non-obvious inventions. After a patent on the active ingredient or compound in a medicine expires, others would not be excluded from making or using the active ingredient or compound just because there are secondary or tertiary patents related to the medicine.

Gilead Supports Many Programs to Increase Patient Access to Our Medicines

We support programs to increase patient access. For example, our global access programs help people overcome barriers to treatment in low- and middle-income countries. These programs expand disease awareness, address stigma and support front-line services and care, including through tiered pricing with discounts based on disease burden and national per-capital income. In addition, we have a long track record of licensing HIV patents to companies that produce generic medicines for distribution in low-income countries. For example, in October 2024, we signed non-exclusive, royalty-free voluntary licensing agreements with six pharmaceutical manufacturers to make and sell generic lenacapavir, Gilead's twice-yearly injectable HIV-1 capsid inhibitor, subject to required regulatory approvals, in 120 high-incidence, resource-limited countries. The agreements were signed in advance of any global regulatory submissions to enable these countries to quickly introduce generic versions of lenacapavir for HIV prevention, if approved. In July 2025, we announced a strategic partnership agreement with the Global Fund to Fight AIDS, Tuberculosis and Malaria (Global Fund) to supply lenacapavir for the prevention of HIV as pre-exposure prophylaxis. Through the agreement, we will supply enough doses to reach up to two million people over three years in countries supported by the Global Fund, at no profit to Gilead. More than 30 million treatments for HIV, HBV, HCV and COVID-19 have been made available in low- and middle-income countries as a result of partnerships with generic licensees, governments and NGOs. In the U.S., our patient support programs help ease the burden that a complex and difficult-to-manage healthcare landscape can place on patients and families. Our patient support programs provide improved access to medicines, such as co-pay assistance and counseling across our therapeutic areas. Further, we have a long history of working with state AIDS Drug Assistance Programs to provide lower pricing for our HIV medicines. Approximately half of all individuals taking Gilead HIV medicines in the U.S. receive them through federal and state programs at substantially discounted prices. We have received recognition from the U.S. Patent and Trademark Office for our efforts relating to our patents and improving patient access, including receipt of a 2022 Patents for Humanity award for development of our product remdesivir to treat COVID-19 and our related expanded access efforts throughout the world that allowed companies to manufacture generic remdesivir for distribution in 127 countries.

Gilead Has Robust Board Oversight over Our Product Development and Patient Access Programs

Access to medicine is core to our purpose and a critical part of our business strategy. Our Board oversees Gilead's research and development strategy as well as its commercial and access strategy and the related operational execution and risks of those strategies. Our Board also has direct oversight over risks arising in the course of our business and regularly receives and reviews reports from management on product-development and regulatory risks, including from our patent practices.

Conclusion

Integral to our business as a developer and manufacturer of innovative medicines and our Board's fiduciary duties is an obligation to protect our intellectual property. While we share the proponents' concern regarding the importance of patient access to medicines, we believe that the patent system ultimately encourages the continued investment into research and development and innovation of medicines to be made available to patients, including in relation to extension of patent exclusivities, and is not inconsistent with promoting patient access to innovative medicines. Our research and development decisions are guided by our focus on delivering safe and effective medicines for the people who prescribe and use them. In addition, Gilead has demonstrated a strong commitment to programs designed to increase patient access to our medicines, even while still under an exclusive patent. Our Board has direct oversight over our product development and patient-access programs and related risks. Accordingly, the proposal's requested report is unnecessary and would not advance the interests of Gilead or our stakeholders.

✖ **Our Board unanimously recommends a vote "AGAINST" Proposal 6.**

PROPOSAL

7

Stockholder Proposal Requesting a Report on the Risks of ESG and DEI Executive Compensation Metrics

Bowyer Research, Inc. on behalf of the Bahnsen Family Trust dated July 14, 2003, has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that the Bahnsen Family Trust has continuously held 1,141.47 shares of our common stock since at least November 25, 2024.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Bowyer Research on behalf of the Bahnsen Family Trust, to the stockholders for approval is as follows:

Stockholder Proposal

Report on Risks of Non-Fiduciary Executive Compensation Metrics

Whereas: Executive compensation should be directly tied to measurable outcomes that reflect the company's financial performance. For a company like Gilead Sciences, whose financial performance is the key driver of its position as a tremendous biopharmaceutical innovator and leader, compensation structures must prioritize metrics that reinforce profitability, customer trust, and operational excellence. The particular use of ESG and DEI metrics in executive compensation — often based on subjective or activist criteria — diverts focus from these core business imperatives and dilutes executive responsibility.

Unfortunately, as per Bowyer Research analysis, Gilead Sciences incorporates such metrics, including tying executive compensation (specifically cash incentives) to what it describes in its 2025 proxy statement[1] as "progress[ing] our culture of inclusion through a variety of initiatives" without adequately explaining what such initiatives entail.

While proponents of ESG and DEI argue for these metrics, Gilead's fiduciary duty demands that executive compensation should be tied to value creation, not to metrics that are legally risky, ideologically divisive, or strategically ambiguous. This is of particular importance to investors given Gilead's role as a federal contractor, with the current administration's strong stance on DEI initiatives demanding further scrutiny as to whether Gilead's executive compensation is in keeping with recent executive orders.

Studies indicate that ESG-linked executive compensation introduces a 'dual mandate' that confuses strategic priorities. One study in particular[2] notes that "the demand for ESG-based compensation is, explicitly or implicitly, based on the recognition that corporate executives do not have, on their own, sufficiently strong incentives to give weight to the welfare of stakeholders." Further, ISS analysis[3] indicates that "DEI targets are more consistently achieved than financial goals," raising questions of whether compensation elements like Gilead's, which use nonspecific references to "inclusive" strategies while vaguely citing to the company's "product, pipeline, and people" goals, actually positively impact business performance at all. Shareholders deserve transparency regarding exactly what kind of "inclusion" Gilead Sciences prioritizes, and how such ESG & DEI metrics improve business returns.

---

[1] https://s29.q4cdn.com/585078350/files/doc_events/2025-Notice-of-Annual-Meeting-of-Stockholders-and-Proxy-Statement.pdf
[2] https://corpgov.law.harvard.edu/2022/03/09/the-perils-and-questionable-promise-of-esg-based-compensation/
[3] https://corpgov.law.harvard.edu/2025/01/08/the-momentum-of-dei-metrics-in-incentive-programs/

As a company with obligations to both fiduciary responsibility & nondiscrimination, this integration of ESG and DEI metrics into executive compensation exposes Gilead Sciences to insufficiently disclosed material risks. These risks include litigatory exposure stemming from subjective/activist criteria that may be difficult to quantify under scrutiny, regulatory uncertainty as federal and state agencies increasingly examine governance practices for compliance with anti-discrimination standards, and reputational harm, especially if compensation metrics are perceived as prioritizing ideological goals over fiduciary duty. Shareholders are right to ask Gilead Sciences to address the obvious business liability/high risk caused by diluting executive compensation with goals unrelated to business performance and shareholder return.

Resolved: Shareholders request that the Board of Directors of Gilead Sciences commission and publish a report, prepared at reasonable expense and omitting proprietary information, evaluating the risks to shareholder value, corporate reputation, and legal compliance associated with incorporating environmental, social, and governance (ESG) and diversity, equity, and inclusion (DEI) metrics into executive compensation plans.

Our Board Recommends a Vote AGAINST This Proposal

Our executive compensation program is designed through thoughtful application of a combination of pay elements to promote an adept, driven executive team whose incentives align with Gilead's and stockholder interests. We believe that given our strong existing executive compensation practices and policies, which have historically received broad stockholder support, and our robust risk management framework, the adoption of this proposal is unnecessary, and its implementation would not meaningfully enhance our executive compensation program.

Our Executive Compensation Program is Strategically Designed to Align with Stockholder Interests and Gilead's Performance

We believe that our carefully designed executive compensation program is not only effective, but integral to our success. Our Compensation and Talent Committee reviews our executive compensation programs, payment criteria, goals and pay outcomes annually to maintain programs that are fair, aligned with stockholder expectations and deliver pay that is aligned with Gilead's performance:

▶ Our executive compensation program is designed to recognize both short- and long-term successes, and a substantial portion of an executive's target total direct compensation is at-risk and tied directly to Gilead's performance;

▶ Our annual incentive plan aligns pay to Gilead's performance through rigorous annual incentive metrics with financial metrics weighted at 60% and strategic metrics comprising the other 40%;

▶ Our executive compensation program aligns pay with the long-term interests of our stockholders through long-term incentives that provide value based on stock price appreciation, relative Total Stockholder Return growth and achievement of financial goals and an annual incentive plan that focuses on performance across a range of shorter-term metrics that advance our long-term strategy; and

▶ We maintain "best-in-class" governance standards for the oversight of our executive compensation program and practices.

As described in more detail under "Compensation Discussion and Analysis," a significant portion of our executive compensation is performance-based and dependent upon Gilead's success in creating long-term value for our stockholders. In addition, we take a holistic perspective in establishing total compensation for our executive officers, considering internal pay equity that recognizes officers' relative experience, responsibilities and individual capabilities in addition to external market compensation practices. We believe this approach helps us attract and retain the most talented executives to help drive innovation, creativity, growth and long-term value for our stockholders.

Our Annual Incentive Plan Includes a Small But Important Employee Engagement and Inclusion Metric

One of our core aspirations is to be an employer of choice, as having the best talent is critical to achieving our bold mission of addressing the world's most devastating diseases. Consistent with our long-standing core value of inclusion, our annual incentive plan includes a strategic performance metric focused on employee engagement and inclusion. Although the metric represents a small percentage of the overall annual incentive plan (10% weighting), it is designed to make sure our executives are appropriately focused on fostering and reinforcing a corporate culture that we believe is critical to innovation and to the attraction and retention of talent at Gilead. The metric also reflects our prioritization – based on feedback from our employee surveys – of engagement and inclusion initiatives to support a workforce in which employees feel valued, supported and able to contribute fully. Apart from this engagement and inclusion metric, our executive compensation program does not include environmental, social and governance (ESG) or diversity, equity and inclusion (DEI) metrics. As such, the proposal is not expected to provide meaningful information for stockholders, is unnecessary, and is not a prudent use of Gilead's resources.

We Have a Robust Risk Management Framework to Oversee Risk

As discussed in more detail under "Oversight of Risk," Gilead has a robust risk management framework to oversee risk. We believe that our current risk management processes are appropriate and sufficient to oversee and appropriately respond to the concerns raised in the proposal.

Our full Board exercises its risk oversight responsibility directly and through its committees. Of particular relevance to the proposal, our Nominating and Corporate Governance Committee monitors and oversees risks related to corporate responsibility matters, while our Compensation and Talent Committee monitors and oversees risk related to our compensation practices. Each Board committee reports to the Board on its risk oversight activities.

We believe our risk management framework effectively supports the Board's independent evaluation and oversight of risk, and that our risk management processes are appropriately designed and sufficiently adaptive to assess and respond to potential risks, including the concerns raised in the proposal.

We Regularly Engage with Our Stockholders About Our Executive Compensation Program

We believe that the Compensation and Talent Committee, which is comprised entirely of independent directors with a wide breadth of experiences, is best positioned to design an executive compensation program that is aligned with Gilead's strategy. We also recognize the value of and are committed to proactive and regular engagement with our stockholders to better understand the issues that are important to them, allowing us to meaningfully and effectively address these matters and to drive improvements in our policies, communications and other areas. As relevant to this proposal, among the key topics discussed with stockholders in recent years were the strategic goals and financial metrics used in our short-term and long-term incentive plans. In addition, our stockholders have consistently and overwhelmingly endorsed our pay practices. Most recently, at our 2025 annual meeting of stockholders, our stockholders supported our advisory proposal to approve Gilead's executive compensation by over 91% of the votes cast.

Accordingly, given the design of our executive compensation program, as well as the active oversight of our compensation practices by our Compensation and Talent Committee, our robust risk management framework, and regular engagement with stockholders about our executive compensation program, we believe that producing the requested report would provide little additional benefit or meaningful information to Gilead or its stockholders. Instead, such an endeavor would prove to be a diversion of Board and management time and other Gilead resources that could be better spent running the business.

✖ Our Board unanimously recommends a vote "AGAINST" Proposal 7.

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock by: (i) each beneficial owner of more than 5% of our common stock known to us, as of the date set forth in the notes below; and (ii) each director and nominee for director, each of the individuals named in the Summary Compensation Table on page 74, and all of our current executive officers and directors as a group, as of February 28, 2026 (unless otherwise noted). The applicable percentages are based on 1,241,203,736 shares of common stock outstanding on February 28, 2026, adjusted as required by the rules promulgated by the SEC.

Beneficial Owner	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
The Vanguard Group	111,820,711[2]	9.01%
BlackRock, Inc.	101,739,273[3]	8.20%
FMR LLC	65,539,477[4]	5.28%
Jacqueline K. Barton, Ph.D.	122,104[5]	*
Dietmar Berger, M.D., Ph.D.	29,473[6]	*
Jeffrey A. Bluestone, Ph.D.	55,658[7]	*
Andrew D. Dickinson	376,017[8]	*
Sandra J. Horning, M.D.	84,817[9]	*
Kelly A. Kramer	120,201[10]	*
Ted W. Love, M.D.	26,791[11]	*
Harish Manwani	103,469[12]	*
Johanna Mercier	633,994[13]	*
Daniel P. O'Day	1,968,853[14]	*
Javier J. Rodriguez	81,031[15]	*
Deborah H. Telman	59,412[16]	*
Anthony Welters	79,612[17]	*
All current executive officers and directors as a group (13 persons)	3,695,836[18]	*

* Less than 1% of the outstanding shares of our common stock.

[1] This table is based upon information supplied by our directors and officers, a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard"), a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock"), and a Schedule 13G filed with the SEC by FMR LLC ("FMR"). Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The address of each individual named in the table is c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404.

[2] Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 13, 2024 by Vanguard reporting shared voting power over 1,589,556 shares, sole dispositive power over 106,303,597 shares and shared dispositive power over 5,517,114 shares. The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[3] Based solely on information set forth in a Schedule 13G/A filed with the SEC on April 24, 2025 by BlackRock reporting sole voting power over 92,132,068 shares and sole dispositive power over 101,739,273 shares. The address of BlackRock is 50 Hudson Yards, New York, New York 10001.

[4] Based solely on information set forth in a Schedule 13G jointly filed with the SEC on February 5, 2026 by FMR and Abigail P. Johnson. FMR reported sole voting power over 57,299,411 shares and sole dispositive power over 65,539,477 shares. Ms. Johnson reported sole dispositive power over 65,539,477 shares. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

[5] Includes 91,495 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 4,553 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[6] Includes 9,428 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 2,133 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[7] Includes 41,025 shares subject to stock options exercisable within 60 days of February 28, 2026, and 5,713 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[8] Includes 190,679 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 6,469 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026.

[9] Includes 71,869 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 7,801 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[10] Includes 99,752 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 19,110 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[11] Includes 22,453 shares subject to stock options exercisable within 60 days of February 28, 2026.

[12] Includes 89,376 shares subject to stock options exercisable within 60 days of February 28, 2026.

[13] Includes 495,999 shares subject to stock options exercisable within 60 days of February 28, 2026, and 6,617 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026.

[14] Includes 1,306,519 shares subject to stock options exercisable within 60 days of February 28, 2026, and 20,026 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026.

[15] Includes 68,813 shares subject to stock options exercisable within 60 days of February 28, 2026.

[16] Includes 15,736 shares subject to stock options exercisable within 60 days of February 28, 2026.

[17] Includes 67,864 shares subject to stock options exercisable within 60 days of February 28, 2026.

[18] Includes an aggregate of 2,571,584 shares subject to stock options exercisable by current executive officers and directors within 60 days of February 28, 2026, and 74,914 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026 or have vested and been deferred pursuant to the company's Deferred Compensation Plan.

Other Information

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice or other annual meeting materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Notice will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you hold your shares through a broker and would prefer to receive a separate Notice, please notify your broker. If you hold your shares directly and would prefer to receive a separate Notice, please submit a written request to Gilead Sciences, Inc., Attention: Investor Relations, 333 Lakeside Drive, Foster City, California 94404 or contact Broadridge Financial Solutions, Inc. at (866) 540-7095. Stockholders who currently receive multiple copies of the Notice at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice to a stockholder at a shared address to which a single copy of the documents was delivered.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2025 is available without charge upon written request to Investor Relations, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404 or by accessing a copy through Gilead's website at www.gilead.com on the Investors page under "Financials - SEC Filings."

Other Legal Matters

Forward-Looking Statements

Statements included in this Proxy Statement that are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, expectations about our pipeline and clinical development plans; regulatory submissions and approval timelines; potential product or indication launches; clinical trial results and readouts; financial, operating and market performance and growth of our products; capital investments and their projected economic impact; and the benefits of our products, strategic priorities and transactions. Gilead cautions readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results and outcomes to differ materially. These risks and uncertainties are identified from time to time in Gilead's reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update or supplement any such forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements.

Website References

Website references are provided throughout this document for convenience. The content on the referenced websites, including our 2025 Responsible Business and Impact Report, does not constitute part of and is not incorporated by reference into this Proxy Statement.

Use of Trademarks

We own or have rights to various trademarks, copyrights and trade names used in our business, including the following: GILEAD®, GILEAD SCIENCES®, KITE®, AMBISOME®, ATRIPLA®, BIKTARVY®, CAYSTON®, COMPLERA®, DESCOVY®, DESCOVY FOR PREP®, EMTRIVA®, EPCLUSA®, EVIPLERA®, GENVOYA®, HARVONI®, HEPCLUDEX®, HEPSERA®, JYSELECA®, LETAIRIS®, LIVDELZI®/LYVDELZI®, ODEFSEY®, SOVALDI®, STRIBILD®, SUNLENCA®, TECARTUS®, TRODELVY®, TRUVADA®, TRUVADA FOR PREP®, TYBOST®, VEKLURY®, VEMLIDY®, VIREAD®, VOSEVI®, YESCARTA®, YEZTUGO®/YEYTUO® and ZYDELIG®. This report also refers to trademarks, service marks and trade names of other companies, which are the property of their respective owners.

Questions and Answers

1. Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials primarily over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. This approach conserves natural resources and reduces our costs of printing and distributing our proxy materials, while providing stockholders with a convenient way to access our proxy materials. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials, including a proxy card. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

2. How may I obtain a copy of Gilead's Annual Report on Form 10-K and other financial information?

A copy of our Annual Report on Form 10-K for the year ended December 31, 2025 is available at investors.gilead.com/annual-meeting or may be requested from our Investor Relations department as described elsewhere in this Proxy Statement. Our 2025 Annual Report is not incorporated into this Proxy Statement and should not be considered proxy solicitation material.

3. Who is entitled to vote at the Annual Meeting?

Only holders of our common stock at the close of business on March 6, 2026 are entitled to receive the Notice and to vote their shares at the Annual Meeting. As of that date, there were 1,241,222,013 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each director nominee and each other matter to be voted upon at the Annual Meeting.

4. Who can attend the Annual Meeting?

The Annual Meeting will be held virtually by webcast. Only holders of our common stock at the close of business on March 6, 2026 or holders of a valid legal proxy for the Annual Meeting are entitled to vote and ask questions during the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026, you must enter the 16-digit control number printed on your Notice. If you are a beneficial stockholder, you may contact your broker, bank or other institution where you hold your account if you have questions about obtaining your control number. Beneficial holders who do not have a 16-digit control number should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

We have designed the format of the Annual Meeting so that stockholders are afforded similar rights and opportunities to participate as they would at an in-person meeting. We also will make the Annual Meeting viewable to anyone interested in a webcast at www.virtualshareholdermeeting.com/GILD2026. Interested persons who were not stockholders at the close of business on March 6, 2026 may view the webcast as guests, but will not be able to vote or ask questions during the meeting.

5. What if I need technical assistance?

Approximately 15 minutes prior to the start of and during the Annual Meeting, there will be a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the support team listed on the virtual meeting website at www.virtualshareholdermeeting.com/GILD2026.

6. What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

▶ To elect the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified;

▶ To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

▶ To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement;

▶ To approve the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan;

▶ To vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting;

▶ To vote on a stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting; and

▶ To vote on a stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting.

We also will consider any other business that properly comes before the Annual Meeting or any adjournment or postponement thereof. See question 12, "Could other matters be decided at the Annual Meeting?" on page 110.

7. How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

▶ "FOR" each of the nine director nominees named in this Proxy Statement;

▶ "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

▶ "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement;

▶ "FOR" the approval of the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan;

▶ "AGAINST" the stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting;

▶ "AGAINST" the stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting; and

▶ "AGAINST" the stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting.

8. What are the voting requirements to elect the directors and to approve each of the proposals discussed in this Proxy Statement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares is represented by votes present at the meeting in person or by proxy. Shares represented by proxies marked "abstain" and "broker non-votes" are counted in determining whether a quorum is present.

Proposal	Vote Required
Proposal 1 – Election of the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified.	Majority of votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director).
Proposal 2 – Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 3 – Approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 4 – Approval of the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 5 – Vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 6 – Vote on a stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 7 – Vote on a stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals, including the election of directors, and may elect not to vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote.

With respect to Proposal 1, abstentions will have no effect on the outcome of the vote. With respect to Proposals 2-7, abstentions will have the same effect as an "against" vote. "Broker non-votes," if any, will have no effect on the outcome of the vote for Proposals 1-7.

9. How do I vote?

You may vote by completing and returning a proxy by mail or voting your shares by Internet or telephone by 8:59 p.m., Pacific Daylight Time, on April 29, 2026. You may also vote by Internet during the Annual Meeting.

If your shares are registered directly in your name with Gilead's transfer agent, Computershare, you are considered a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." Most beneficial owners whose stock is held in the name of a bank, broker or other nominee receive instructions for how to vote their shares from their banks, brokers or other nominees, rather than our proxy card. You can vote your shares held through a bank, broker or other nominee by following the voting instructions sent to you by that institution.

By mail before the Annual Meeting

To vote your proxy by mail, be sure to complete, sign and date the proxy card (if you request one) or voting instruction card that may be delivered to you and return it in the envelope provided. We will vote your shares as directed. However, if you are a registered holder and you return your signed proxy card but do not indicate your voting preferences, the persons named on the proxy card will vote the shares represented by that proxy as recommended by our Board.

By Internet or telephone before the Annual Meeting

Stockholders may vote their shares by Internet or telephone before the Annual Meeting. Stockholders voting shares via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Stockholders of record may go to www.proxyvote.com to vote their shares. You will be required to provide the control number printed on your Notice. The votes represented by your proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired. Stockholders of record who are using a touch-tone telephone may vote their shares by calling (800) 690-6903 and following the recorded instructions.

A number of brokers and banks are participating in a program that offers the ability to vote shares over the telephone and Internet. Please refer to your Notice or voting instruction form for instructions on how to vote your shares over the telephone and Internet.

Internet and telephone voting for stockholders of record and street name holders will be available 24 hours a day, and will close at 8:59 p.m., Pacific Daylight Time, on April 29, 2026. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

By Internet during the Annual Meeting

Stockholders may vote their shares by Internet during the Annual Meeting. Please follow the instructions at www.virtualshareholdermeeting.com/GILD2026 to vote or submit questions during the meeting. You will be required to provide the control number printed on your Notice to enter the virtual meeting. The Internet voting procedures are designed to authenticate stockholders' identities to allow stockholders to vote their shares and to confirm that stockholders' instructions have been recorded properly.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares promptly by mail, Internet or telephone in advance of the Annual Meeting. A stockholder may still attend the meeting and vote during the meeting if the stockholder has already voted by one of these methods. Any vote submitted during the meeting would supersede any prior vote.

Your vote is important. You can save us the expense of a second mailing of proxy materials by voting promptly.

10. Is there a list of registered stockholders entitled to vote at the Annual Meeting?

As required by Delaware law, the names of registered stockholders entitled to vote at the Annual Meeting (the "list") will be available for 10 days prior to the meeting for any purpose germane to the meeting, between the hours of 10:00 a.m. and 4:00 p.m., Pacific Daylight Time, at our principal executive offices at 333 Lakeside Drive, Foster City, California 94404 by contacting our Corporate Secretary. Registered stockholders must make an appointment and must comply with the company's visitation protocols.

11. What can I do if I change my mind after I vote my shares?

Any stockholder giving a proxy pursuant to this solicitation has the power to revoke it at any time before the shares are voted.

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

▶ submitting a written notice to our Corporate Secretary at our principal executive offices, 333 Lakeside Drive, Foster City, California 94404;

▶ submitting a valid, later-dated proxy or a later-dated vote by Internet or telephone by 8:59 p.m., Pacific Daylight Time, on April 29, 2026; or

▶ voting during the Annual Meeting.

If you are a beneficial owner of shares, you may revoke your proxy or submit new voting instructions by contacting your bank, broker or other holder of record.

You may also vote during the Annual Meeting as described in the answer to the preceding question. Attendance at the meeting will not, by itself, revoke a proxy. All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

12. Could other matters be decided at the Annual Meeting?

On the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you execute and deliver a proxy, then Daniel P. O'Day and Keeley Cain Wettan, the persons named on your proxy card, will have the discretion to vote on those matters for you.

13. Is my vote confidential?

Yes. Proxy cards and voting tabulations that identify stockholders by name are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Broadridge Financial Solutions, Inc., the proxy tabulator, and the Veaco Group, the independent inspector of election that we have engaged, will count the votes and act as the inspector of election for the meeting.

14. How can I ask questions at the Annual Meeting?

The Annual Meeting will include a question and answer session to address questions submitted in writing in advance of and during the Annual Meeting that comply with our Rules of Conduct and Procedures and as time permits. Questions may be submitted within the 48-hour period preceding the start of the Annual Meeting at www.proxyvote.com or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026. If you wish to submit a question during the Annual Meeting, log in to the virtual meeting website using the control number that appears on your Notice of Internet Availability of Proxy Materials, type your question into the "Ask a Question" field and click "Submit." Questions and Answers may be grouped by topic and substantially similar questions may be grouped and answered once. You may view the Rules of Conduct and Procedures prior to the meeting at our Investors page at investors.gilead.com/annual-meeting or during the meeting at the Annual Meeting website.

15. Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K within four business days after the Annual Meeting.

16. Who will pay for the cost of this proxy solicitation?

The Board is soliciting your vote with this Proxy Statement and proxy card for the Annual Meeting, and the company will pay the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Notice and this Proxy Statement and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their out-of-pocket expenses for forwarding solicitation materials to such beneficial owners. We have hired Innisfree M&A Incorporated to act as our proxy solicitor in conjunction with the Annual Meeting. We will pay Innisfree M&A Incorporated a fee of $25,000, plus reasonable out-of-pocket expenses, for these services. Our solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or other of our employees. No additional compensation will be paid to directors, officers or other employees for such solicitation services performed by them.

17. When are the stockholder proposals or nominations for Gilead's 2027 annual meeting of stockholders due?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our Proxy Statement for the 2027 annual meeting of stockholders pursuant to SEC Rule 14a-8, the Corporate Secretary must receive the written proposal no later than November 20, 2026. Such proposals also must comply with SEC regulations under Rule 14a-8 of the Exchange Act, regarding the inclusion of stockholder proposals in company proxy materials. Proposals should be addressed to the Corporate Secretary and sent by mail or email to:

Gilead Sciences, Inc.
Attention: Corporate Secretary
333 Lakeside Drive
Foster City, California 94404
Email: generalcounsel@gilead.com

We will acknowledge receipt of proposals on a timely basis. If you do not receive an acknowledgement, you are encouraged to confirm receipt.

A stockholder (or a group of up to 20 stockholders) who has owned at least three percent of our shares continuously for at least three years and has complied with the other requirements in our bylaws may nominate and include in our proxy materials director nominees constituting up to 20% of our Board or two persons, whichever is greater. Written notice of a proxy access nomination for inclusion in our Proxy Statement for the 2027 annual meeting of stockholders must be received by the Corporate Secretary:

▶ not earlier than the open of business on October 21, 2026; and

▶ not later than the close of business on November 20, 2026.

Stockholders wishing to submit proposals that are not to be included in our Proxy Statement pursuant to Rule 14a-8 or to nominate director candidates not pursuant to the "proxy access" provisions in our bylaws must give timely written notice of such proposals or nominations to the Corporate Secretary at the address above in accordance with our bylaws (which includes information required under SEC Rule 14a-19). To be "timely" under our bylaws, written notice must be received by the Corporate Secretary:

▶ not earlier than the open of business on December 31, 2026; and

▶ not later than the close of business on January 30, 2027.

If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

18. Where can I get information related to future stockholder meetings of Gilead?

To request a copy of the proxy statement, annual report and form of proxy related to our future stockholder meetings if you are a stockholder on the relevant record date, you may log on to www.proxyvote.com or contact Investor Relations at:

Gilead Sciences, Inc.
Attention: Investor Relations
333 Lakeside Drive
Foster City, California 94404
(650) 574-3000
Email: investor_relations@gilead.com

19. If I have additional questions, whom can I contact?

If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (866) 239-1760
Banks and brokers may call collect: (212) 750-5833

Appendix A

Reconciliation of GAAP to Non-GAAP Financial Information and Other Financial Metrics Used in this Proxy Statement

This Proxy Statement references non-GAAP financial information and other financial metrics that have been adjusted from the financial information we presented in accordance with U.S. generally accepted accounting principles ("GAAP") in our Annual Report on Form 10-K.

We believe the non-GAAP financial information is useful for investors, when considered in conjunction with our GAAP financial information, because we use such information internally for our operating, budgeting and financial planning purposes. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of Gilead's operating results as reported under GAAP. Non-GAAP financial information generally excludes acquisition-related expenses including amortization of acquired intangible assets and other items that are considered unusual or not representative of underlying trends of Gilead's business, fair value adjustments of equity securities and discrete and related tax charges or benefits associated with such exclusions as well as changes in tax-related laws and guidelines, transfers of intangible assets between certain legal entities, and legal entity restructurings. Although Gilead consistently excludes the amortization of acquired intangible assets from the non-GAAP financial information, we believe that it is important for investors to understand that such intangible assets were recorded as part of acquisitions and contribute to ongoing revenue generation. Non-GAAP measures may be defined and calculated differently by other companies in the same industry.

In addition, the Compensation and Talent Committee have used financial metrics that further adjust our non-GAAP financial information in determining the 2025 annual cash incentive and adjusted EPS growth portion of performance awards for the purpose of eliminating the distorting effect of certain unusual items on incentive compensation performance measures. The adjustments were intended to align award payments with the underlying performance of the core business and avoid volatile, artificial inflation or deflation of awards due to unusual items during any year in the performance period, and, where relevant, the previous year. These adjustments apply equally to income and expense items. The Compensation and Talent Committee reviews all adjustments and retains downward discretion (i.e., discretion to reduce compensation below the amounts that are yielded by the adjustment guidelines). In addition to exclusion of items mentioned above to arrive at non-GAAP financial information, the 2025 financial metrics further exclude:

▶ Veklury financial results,

▶ Initial costs of acquired externally developed IPR&D projects, and

▶ Previously constrained revenue related to sale of intellectual property not expected to reoccur.

Reconciliations of the non-GAAP financial measures and other financial metrics used in this Proxy Statement to the most directly comparable GAAP financial measures are provided in the following tables. Numbers are presented in millions, except percentages and per share amounts, and may not add due to rounding.

Product sales reconciliation:	2025
Product sales	$28,915
Veklury	(911)
Adjusted net product revenue	$28,004

Operating income reconciliation:		2025
GAAP operating income	$	10,022
Acquisition-related – amortization		2,310
Acquisition-related – other costs		43
Restructuring		138
IPR&D impairment		590
Donations of equity securities to the Gilead Foundation		89
Non-GAAP operating income	$	13,193
Veklury gross profit		(824)
Initial costs of acquired externally developed IPR&D		816
Previously constrained revenue related to the sale of intellectual property		(400)
Adjusted operating income	$	12,785

Operating margin reconciliation:	2025
GAAP operating margin	34.0%
Acquisition-related – amortization	7.8%
Acquisition-related – other costs	0.1%
Restructuring	0.5%
IPR&D impairment	2.0%
Donations of equity securities to the Gilead Foundation	0.3%
Non-GAAP operating margin	44.8%

Diluted EPS reconciliation:		2025
GAAP diluted EPS	$	6.78
Acquisition-related – amortization		1.46
Acquisition-related – other costs		0.03
Restructuring		0.09
IPR&D impairment		0.36
Gain from equity securities, net		(0.34)
Discrete and related tax charges		(0.28)
Donations of equity securities to the Gilead Foundation		0.05
Non-GAAP diluted EPS	$	8.15
Veklury gross profit		(0.54)
Initial costs of acquired externally developed IPR&D		0.56
Previously constrained revenue related to the sale of intellectual property		0.25
Adjusted EPS growth	$	7.92

Appendix B

Gilead Sciences, Inc.
2022 Equity Incentive Plan

(As Amended and Restated Effective as of April 30, 2026)

1. *Purpose of the Plan.* The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company by offering them an opportunity to participate in the Company's future performance and rewarding them for contributing toward the Company's short- and long-term growth.

2. *Definitions.* As used herein, the following definitions shall apply:

    (a) *"Administrator"* means the Board or any of the Committees appointed to administer the Plan.

    (b) *"Applicable Acceleration Period"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means (i) 24 months, in the case of the Company's Executive Chairman (if any) or Chief Executive Officer, (ii) 18 months, in the case of an Executive Vice President or Senior Vice President of the Company, and (iii) 12 months, in the case of all other Grantees.

    (c) *"Applicable Laws"* means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

    (d) *"Award"* means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share, Phantom Share, or other right or benefit under the Plan.

    (e) *"Award Agreement"* means the written agreement evidencing the grant of an Award executed by the Company, including any amendments thereto. The Award Agreement may be in electronic form.

    (f) *"Board"* means the Board of Directors of the Company.

    (g) *"Cause"* has the meaning ascribed to such term in a written agreement between the Grantee and the Company or a Related Entity (including an Award Agreement) or if no such agreement exists or such term is not defined in such agreement, means, as determined in the sole discretion of the Administrator, the Grantee's (i) performance of any act, or failure to perform any act, in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, fraud, misconduct, material violation of any applicable Company or Related Entity policy, or material breach of any agreement with the Company or a Related Entity; (iii) conviction or plea of nolo contendere to a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; or (iv) poor performance, nonperformance, or neglect of the Grantee's duties to the Company or a Related Entity or insubordination.

    (h) *"Change in Control"* means, for purposes of all Awards at the time outstanding under the Plan, and unless otherwise defined in an Award Agreement, a change in ownership or control of the Company effected through the consummation of any of the following transactions:

        (i) a sale, transfer or other disposition of all or substantially all of the Company's assets,

        (ii) the closing of any transaction or series of related transactions (including without limitation a merger or reorganization in which the Company is the surviving entity) pursuant to which any person or any group of persons comprising a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly (whether as a result of a single acquisition or by reason of one or more acquisitions within the twelve (12)-month period ending with the most recent acquisition) the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of the Company's securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company, the acquisition of outstanding securities held by one or more of the Company's existing stockholders or an acquisition, consolidation or other reorganization to which the Company is a party,

(iii)   a change in the composition of the Board over a period of twelve (12) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination, or

(iv)   the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity which results in any person or entity (other than the Company or a person or entity that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) owning 50% or more of the combined voting power of all classes of stock of such surviving entity.

In no event, however, shall a Change in Control be deemed to occur upon a merger, consolidation or other reorganization effected primarily to change the domicile of the Company's incorporation or to create a holding company structure pursuant to which the Company becomes a wholly-owned subsidiary of an entity whose outstanding voting securities immediately after its formation are beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to the formation of such entity.

(i)   *"Code"* means the Internal Revenue Code of 1986, as amended.

(j)   *"Committee"* means the Compensation and Talent Committee of the Board and any other committee composed of members of the Board appointed by the Board to administer the Plan.

(k)   *"Common Stock"* means the common stock of the Company.

(l)   *"Company"* means Gilead Sciences, Inc., a Delaware corporation.

(m)   *"Constructive Termination"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means the occurrence of any of the following events or conditions: (i) (A) a change in the Grantee's status, title, position or responsibilities (including reporting responsibilities) which represents an adverse change from the Grantee's status, title, position or responsibilities as in effect immediately prior to the Change in Control; (B) the assignment to the Grantee of any duties or responsibilities which are materially inconsistent with the Grantee's status, title, position or responsibilities as in effect immediately prior to the Change in Control; or (C) any removal of the Grantee from or failure to reappoint or reelect the Grantee to any of the offices or positions held by the Grantee immediately prior to the Change in Control, except in connection with the termination of the Grantee's Continuous Service for Cause, as a result of the Grantee's Disability or death or by the Grantee other than as a result of Constructive Termination; (ii) a material reduction in the Grantee's annual base compensation or any failure to pay the Grantee any compensation or benefits to which the Grantee is entitled within five days of the date due; (iii) the Company's required relocation of Grantee's principal work site to any place outside a 50 mile radius of the location serving as Grantee's principal work site immediately prior to the Change in Control that increases the Grantee's commute by more than 50 miles, except for reasonably required travel on the business of the Company or a Related Entity which is materially consistent with the travel requirements applicable to the Grantee prior to such Change in Control; (iv) the failure by the Company to (A) continue in effect (without reduction in benefit level and/or reward opportunities) any material compensation or employee benefit plan in which the Grantee was participating at any time within the 90-day period immediately prior to the Change in Control, unless such plan is replaced with a plan that provides substantially equivalent compensation or benefits to the Grantee, or (B) provide the Grantee with compensation and benefits, in the aggregate, at least equal (in terms of benefit levels and/or reward opportunities) to those provided the Grantee under each other employee benefit plan, program and practice in which the Grantee was participating at any time within the 90-day period immediately prior to the Change in Control; (v) any material breach by the Company of any provision of an agreement between the Company and the Grantee, whether pursuant to this Plan or otherwise, other than a breach which is cured by the Company within 15 days following notice by the Grantee of such breach; or (vi) the failure of the Company to obtain an agreement, satisfactory to the Grantee, from any successors and assigns to assume and agree to perform the obligations created under this Plan.

(n)   *"Consultant"* means any person, including an advisor, who is compensated by the Company or any Related Entity for services performed as a non-employee; provided, however, that the term "Consultant" shall not include non-employee Directors serving in their capacity as Board members. The term "Consultant" shall include a member of the board of directors of a Related Entity.

(o) *"Continuous Service"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means the performance of services for the Company or a Related Entity (whether now existing or subsequently established) by a person in the capacity of an Employee, a Director or a Consultant. For purposes of the Plan, a Grantee shall be deemed to cease Continuous Service immediately upon the occurrence of either of the following events: (i) the Grantee no longer performs services in any of the foregoing capacities for the Company or any Related Entity or (ii) the entity for which the Grantee is performing such services ceases to remain a Related Entity of the Company, even though the Grantee may subsequently continue to perform services for that entity; provided, however, that in the event the Grantee's Award is subject to Section 409A of the Code and payable upon his or her separation from service, then his or her Continuous Service shall, with respect to that Award, be deemed to terminate when such Grantee is deemed to have a separation from service under Treasury Regulations Section 1.409A-1(h). In jurisdictions requiring notice in advance of an effective termination of a Grantee's service as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the cessation of active service to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before such individual's termination as an Employee, Director or Consultant can be effective under Applicable Laws. The Administrator shall have authority to determine whether Continuous Service is deemed to cease during any leave of absence.

(p) *"Director"* means a member of the Board.

(q) *"Disability"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means the inability of the Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more, as determined in the good faith discretion of the Administrator.

(r) *"Dividend Equivalent Right"* means a right entitling the Grantee to compensation measured by dividends declared or paid with respect to the Common Stock underlying his or her Award (other than an Option or SAR Award).

(s) *"Domestic Partner"* means a person who shares a household with the Grantee and otherwise meets and continues to meet all of the criteria detailed in the Gilead Sciences Affidavit of Domestic Partnership, which domestic partnership has been internally registered with the Company by filing with the Company an original, properly completed, notarized Gilead Sciences Affidavit of Domestic Partnership.

(t) *"Employee"* means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. Neither service as a Director nor payment of a director's fee by the Company or a Related Entity shall be sufficient to constitute "employment" by the Company.

(u) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(v) *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

   (i) If the Common Stock is on the date of determination listed on any established stock exchange, including without limitation the Nasdaq Global or Global Select Market, the American Stock Exchange or the New York Stock Exchange, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange on the date of determination (or, if no closing sales price or closing bid was quoted on that date, as applicable, on the last preceding trading date such closing sales price or closing bid was quoted), as the applicable quoted price is reported in The Wall Street Journal or such other source as the Board deems reliable;

   (ii) If the Common Stock is on the date of determination regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, the Fair Market Value per share of Common Stock shall be the mean between the high bid and high asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last preceding date such prices were quoted), as the applicable quoted prices are reported in The Wall Street Journal or such other source as the Board deems reliable; or

   (iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall, for purposes of any Award other than an Incentive Stock Option, be determined by the Board through the reasonable application of a reasonable valuation method that takes into account the applicable valuation factors set forth in the Treasury Regulations issued under Section 409A of the Code and shall, for purposes of an Incentive Stock Option, be determined by the Board in good faith in accordance with the standards of Section 422 of the Code and the applicable Treasury Regulations thereunder.

(w)   *"Grantee"* means an Employee, Director or Consultant who receives an Award under the Plan.

(x)   *"Immediate Family"* means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, Domestic Partner, a trust in which such persons (or the Grantee) have more than 50% of the beneficial interest, a foundation in which such persons (or the Grantee) control the management of assets, and any other entity in which such persons (or the Grantee) own more than fifty percent (50%) of the voting interests.

(y)   *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(z)   *"Non-statutory Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(aa) *"Officer"* means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) *"Option"* means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(cc) *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) *"Performance Shares"* or *"Performance Share Units"* means an Award denominated in Shares which may be earned in whole or in part upon attainment of one or more performance criteria established by the Administrator and settled in actual Shares, except to the extent the Administrator may determine to settle such Award in whole or in part in cash.

(ee) *"Performance Units"* means an Award denominated in U.S. dollars which may be earned in whole or in part based upon attainment of performance criteria established by the Administrator and settled for cash, except to the extent that the Administrator may determine to settle such Award in whole or in part in Shares.

(ff) *"Phantom Share"* means an Award denominated in Shares in which the Grantee has the right to receive an amount equal to the value of a specified number of Shares at a designated time or over a designated period and which will be payable in cash or Shares as established by the Administrator.

(gg) *"Plan"* means this Gilead Sciences, Inc. 2022 Equity Incentive Plan, as amended and restated effective as of the Effective Date, and as further amended from time to time.

(hh) *"Prior Plans"* means the Gilead Sciences, Inc. 2004 Equity Incentive Plan and the Gilead Sciences, Inc. 2018 Equity Incentive Plan, each as amended.

(ii) *"Related Entity"* means (i) any Parent or Subsidiary of the Company and (ii) any other entity in which the Company or any Parent or Subsidiary holds a substantial ownership interest, directly or indirectly.

(jj) *"Restricted Stock"* means Shares issued under the Plan to the Grantee for such consideration (including any cash consideration) and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(kk) *"Restricted Stock Unit"* means an Award in the form of a contractual right to receive Shares in one or more installments over a defined period of Continuous Service or upon the attainment of one or more performance goals established by the Administrator or in one or more deferred installments following the completion of such period of Continuous Service or the attainment of such performance goals.

(ll) *"Retirement"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means a cessation of Continuous Service on or after the date on which the Grantee (i) attains age 55 and completes at least ten (10) years of Continuous Service or (ii) attains age 65.

(mm) *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(nn) *"SAR"* means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of the Common Stock underlying such Award.

(oo) *"Share"* means a share of the Common Stock.

(pp) *"Subsidiary"* means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(qq) *"Withholding Taxes"* mean the applicable income, employment or similar taxes required or permitted to be withheld in connection with the issuance, exercise, vesting or settlement of an Award, as determined by the Administrator.

3. *Stock Subject to the Plan.*

(a) Subject to the provisions of Section 9 below and adjustments pursuant to Section 3(b) below, the maximum number of Shares which may be issued in the aggregate under the Plan pursuant to all Awards made hereunder (including, without limitation, Restricted Stock, Restricted Stock Units, Performance Shares, Options, SARs, Dividend Equivalent Rights, and Phantom Shares) shall be limited to the sum of (i) 47,750,000 Shares, newly authorized as of the date of this amendment and restatement, plus (ii) 111,485,837 Shares, which is the aggregate number of shares previously authorized under the Plan. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock. The maximum number of Shares that may be issued pursuant to Incentive Stock Options that are granted under the Plan shall be limited to 132,000,000[1] Shares. From and after May 4, 2022, no awards may be granted under any Prior Plans.

(b) If (i) any Shares covered by an Award (or portion of an Award) is forfeited, canceled or expires (whether voluntarily or involuntarily), is settled in cash, or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, or (ii) after February 18, 2022, any Shares covered by an award granted under any Prior Plan is forfeited, canceled or expires (whether voluntarily or involuntarily), is settled in cash, or otherwise does not result in the issuance of all or a portion of the Shares subject to such award, then in each such case the Shares subject to such Award or such Prior Plan award shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, be deemed not to have been issued, or added to the Shares available for grant, as applicable in accordance with Section 3(d) below, for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. If the exercise price of an Option is paid with Shares (whether tendered by the Grantee or withheld by the Company), then the maximum aggregate number of Shares available under the Plan shall be reduced by the gross number of Shares for which that Option is exercised, and not by the net number of Shares actually issued by the Company upon such exercise. Upon the exercise of any SAR under the Plan, the maximum aggregate number of Shares available under the Plan shall be reduced by the gross number of Shares as to which such right is exercised, and not by the net number of Shares actually issued by the Company upon such exercise. Shares that are tendered by a Grantee or withheld by the Company in satisfaction of any Withholding Taxes related to any Option or SAR shall not again be available for issuance under the Plan. Shares repurchased on the open market with the proceeds of an Option shall not be available for issuance under the Plan. Shares that are tendered by a Grantee or withheld by the Company in satisfaction of any Withholding Taxes related to an Award other than an Option or SAR, or that otherwise are subject to but not actually issued under an Award other than an Option or SAR, or Shares that are tendered or withheld after February 18, 2022 to satisfy Withholding Taxes related to an award other than an option or stock appreciation right granted under any Prior Plan, shall in each such case not be deemed to have been issued and shall be available for future issuance under the Plan in accordance with Section 3(d) for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan.

(c) The Administrator may issue Awards under the Plan in settlement of, or in assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the acquisition by the Company or a Related Entity of another entity, an interest in another entity or an additional interest in a Related Entity, whether by merger, stock purchase, asset purchase or other form of transaction ("*Substitute Awards*"). Substitute Awards shall not reduce the Shares authorized for issuance under the Plan. Additionally, in the event that a company acquired by the Company or a Related Entity or with which the Company or a Related Entity combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall only be made (i) until the last date that awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and (ii) to individuals who were not Employees, Directors or Consultants prior to such acquisition or combination.

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[1] For the avoidance of doubt, as of the date of this 2026 amendment and restatement, the number of shares available for the issuance of new awards shall be equal to 61,853,157 shares available for grant as of February 13, 2026, plus the additional 47,750,000 new shares. Any shares granted between February 13, 2026 and the effective date of this amendment will be granted from the 61,853,157 shares available for issuance as of February 13, 2026.

(d) Any Shares issued under the Plan pursuant to any Awards of Options or SARs shall be counted against the limit set forth in Section 3(a) as one Share for every one Share issued. Any Shares issued under the Plan pursuant to any Awards other than Options or SARs shall be counted against the limit set forth in Section 3(a) as 2.5 Shares for every one Share issued. Any Shares that again become available for Awards under the Plan pursuant to this Section 3 shall be added as (i) one Share for every one Share subject to Awards of Options or SARs granted under the Plan or awards of options or stock appreciation rights granted under any Prior Plan, and (ii) as 2.5 Shares for every one Share subject to Awards other than Options or SARs granted under the Plan or awards other than options or stock appreciation rights granted under any Prior Plan.

4. *Administration of the Plan.*

(a) *Plan Administrator:*

(i) *Administration with Respect to Directors and Officers.* With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii) *Administration With Respect to Consultants and Other Employees.* With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board or such Committee may by resolution authorize one or more Officers or other Employees of the Company to grant, amend and administer such Awards, subject to such terms and conditions as the Board or Committee may impose; provided, however, that any delegation of such authority shall in all events be subject to the limitations and restrictions of Applicable Laws, including any required limitation on the maximum of Shares for which Awards may be made by such individual or individuals and time period in which such Awards may be granted.

(b) *Powers of the Administrator:* Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii) to determine when and to what extent Awards are to be granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions of any Award granted hereunder;

(vi) to amend the terms of any outstanding Award granted under the Plan, including to accelerate vesting or waive any other terms and conditions of an Award, provided that (A) any amendment that would materially and adversely affect the Grantee's rights under an outstanding Award without adequate compensation therefor shall not be made without the Grantee's written consent, (B) the reduction of the exercise price of any Option or SAR awarded under the Plan shall be subject to stockholder approval as provided in Section 7(b), and (C) canceling an Option or SAR at a time when its exercise price exceeds the Fair Market Value of the underlying Shares, in exchange for a cash payment, another Option, SAR, Restricted Stock or other Award or any other property shall be subject to stockholder approval as provided in Section 7(b), unless the cancellation and exchange occurs in connection with a Change in Control as provided in Section 11 or pursuant to an adjustment effected in accordance with Section 10;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of Award or Award Agreement, granted pursuant to the Plan;

(viii) to construe, interpret, and adjust performance criteria, or the assessment of any performance criteria, applicable to any Award, including to account for any unusual in nature or infrequently occurring items;

(ix)   to establish additional terms, conditions, rules or procedures, including sub-plans, to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

(x)   to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems necessary or appropriate.

(c)   *Indemnification.* In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law against all reasonable expenses (including attorneys' fees), actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal thereof, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within 30 days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to handle and defend the same.

5. *Eligibility.*

(a)   *Generally.* Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

(b)   *Non-Employee Director Limitations.* A non-employee Director may not be paid or granted cash compensation or equity-based awards under this Plan or otherwise for services provided as a director with an aggregate value (based on the grant date fair value of equity-based awards) in excess of $750,000 in any calendar year for any non-employee Director other than the Chairman of the Board and in excess of $1,000,000 in any calendar year for any non-employee Director serving as the Chairman of the Board. Such limitation shall apply to both continuing non-employee Directors and newly-elected or appointed non-employee Directors. For the avoidance of doubt, cash compensation shall be counted towards this limit in the year earned, and equity in the year granted (regardless of whether receipt or distribution is deferred), and any interest or other earnings on such compensation shall not count towards the limit.

6. *Terms and Conditions of Awards*

(a)   *Types of Awards.* The Administrator is authorized under the Plan to grant Options, SARs, Dividend Equivalent Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares, Phantom Shares, and any other cash bonus or right or benefit denominated in or valued by reference to Shares. Any Award may consist of one such security or benefit, or two or more of them in any combination or alternative.

(b)   *Conditions of Award.* Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria.

(c)   *Minimum Vesting.* Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan (other than cash-based Awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided, however, that the following Awards shall not be subject to the foregoing minimum vesting requirement: (i) Substitute Awards, (ii) Shares delivered in lieu of fully-vested cash obligations, (iii) Awards to non-employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iv) any Shares issued under additional Awards the Administrator may grant, up to a maximum of 5% of the available share reserve authorized for issuance under the Plan pursuant to Section 3(a) (subject to adjustment under Section 9); provided, further, that the foregoing restriction does not apply to the Administrator's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of Retirement, death, Disability or a Change in Control, in the terms of the Award Agreement or otherwise.

(d) *Deferral of Award Payment.* The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of the Shares or other consideration due upon the settlement of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(e) *Special Provisions Applicable to Options and SARs.*

    (i) *Award Designation.* Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Non-statutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares for which one or more Options designated as Incentive Stock Options become first exercisable by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, the excess number of Shares shall be treated as subject to Non-statutory Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, except to the extent otherwise provided by Applicable Law, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

    (ii) *Term.* The term of each Option and SAR shall be the term stated in the Award Agreement; provided, however, that the term of an Option and SAR shall be no more than ten years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

    (iii) *Exercise or Purchase Price.* The per Share exercise price for each Option shall be not less than 100% of the Fair Market Value per Share on the date of grant; provided; however, that in the case of an Incentive Stock Option granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than 110% of the Fair Market Value per Share on the date of grant. The exercise price or the base amount on which the stock appreciation for an SAR is calculated shall be not less than 100% of the Fair Market Value per Share on the date of grant.

    (iv) *Post-Termination Exercise.* Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of Employee status shall convert automatically to a Non-statutory Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

    (v) *No Authority to Reprice.* Without the consent of stockholders of the Company, no Award may be repriced, replaced, regranted through cancellation, or modified (except as provided in Section 10) if the effect is to reduce the exercise or purchase price for the Shares underlying such Award. In addition, the replacement or substitution of one Award for another Award is prohibited, absent stockholder consent, to the extent it has the effect of reducing the exercise or purchase price of the underlying Shares. No Award with an exercise price per Share in excess of the then current Fair Market Value per Share may be cancelled or exchanged for a payment of cash, other Award, or other property, except in connection with a Change in Control transaction. No other action may be taken that is treated as a repricing under generally accepted accounting standards, absent stockholder consent.

    (vi) *No Reload Grants.* Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(f) *Dividends and Dividend Equivalent Rights.* The Administrator may provide that any Awards earn dividends or Dividend Equivalent Rights; provided, however, that Dividend Equivalent Rights may not be granted in connection with any Option or SAR. No payment shall be made with respect to any dividend or Dividend Equivalent Right granted in connection with an Award unless, until and only to the extent that the related vesting conditions of such Award are satisfied. Any crediting of dividends or Dividend Equivalent Rights may be subject to such restrictions and conditions as the Administrator may establish, including reinvestment in additional Shares or Restricted Stock Units, and may be settled in cash or in Shares as determined by the Administrator.

(g) *Transferability of Awards.* Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Options may not be transferred to third party financial institutions for value. Other Awards shall be transferable by will and by the laws of descent and distribution, and during the lifetime of the Grantee, such Awards shall be transferable, by gift or pursuant to a domestic relations order, to members of the Grantee's Immediate Family to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing, the Grantee may designate a beneficiary of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

7. *Payment of Exercise or Purchase Price and Withholding Taxes.* The Company's obligation to settle an Award, including to deliver Shares upon the exercise, vesting or settlement of an Award, shall be subject to the satisfaction of all applicable Withholding Taxes and the payment of any applicable exercise price, purchase price or other consideration. The method of payment of such Withholding Taxes, exercise price, purchase price or other consideration, as applicable, shall be determined in the sole discretion of the Administrator. In addition to any other payment methods that the Administrator may approve, the Administrator is authorized to accept the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration to the extent required under Applicable Law:

(a) cash;

(b) check;

(c) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award);

(d) payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (i) shall provide instructions (either in writing or electronically) to a Company-designated brokerage firm (or, with respect to Grantees subject to Section 16 of the Securities Exchange Act, a broker reasonably satisfactory to the Company for purposes of administering such procedure in accordance with the Company's pre-clearance/pre-notification policies) to effect the immediate sale of some or all of the purchased Shares and remit to the Company on the settlement date sufficient funds to cover the aggregate exercise price payable for the purchased Shares and any applicable Withholding Taxes and (ii) shall provide directives (either in writing or electronically) to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm on the settlement date in order to complete the sale transaction; or

(e) any combination of the foregoing.

8. *Conditions Upon Issuance of Shares.*

(a) Shares shall not be issued pursuant to the exercise, vesting or settlement of an Award unless the exercise, vesting or settlement of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws as determined by counsel for the Company. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) As a condition to the issuance of any Shares in connection with the exercise, vesting or settlement of an Award, the Company may require the person holding such Award to represent and warrant at the time of such issuance that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

(c) The Company may provide that any Shares issued upon exercise of an Option or SAR or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Company may specify prior to the exercise of such Option or SAR or the grant, vesting or settlement of such Award, including the timing and manner of any resales by the Grantee or other subsequent transfers by the Grantee of any Shares issued under an Award, including (a) restrictions under an insider trading policy or pursuant to Applicable Law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Grantee and holders of other Company equity compensation arrangements, and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

9. *Adjustments Upon Changes in Capitalization.* Should any change be made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting the outstanding Common Stock as a class, or should the value of the outstanding shares of Common Stock change as a result of a spin-off transaction or an extraordinary dividend or distribution, or should there occur any merger, consolidation or other

reorganization, then equitable and proportional adjustments shall be made by the Administrator to the maximum number and class(es) of securities issuable under the Plan and the maximum number and class(es) of securities which may be issued pursuant to Incentive Stock Options granted under the Plan pursuant to Section 3(a), and the outstanding Awards will be equitably and proportionally adjusted as to the number and class(es) of securities and exercise price (or other cash consideration) payable per Share subject to such outstanding Awards. The adjustments shall be made in such manner as the Administrator deems appropriate in order to prevent the dilution or enlargement of benefits under the Plan and the outstanding Awards thereunder, and such adjustments shall be final, binding and conclusive. In the event of a Change in Control, however, the adjustments (if any) shall be made solely in accordance with the applicable provisions of Section 10.

10. *Change in Control*

   (a)   *Effect of Change in Control on Awards.*

      (i)   In the event of a Change in Control, the Board in its sole discretion may, to the extent permitted by Applicable Law, provide for the following treatment of outstanding Options and SARs: (w) such Awards shall fully vest and become exercisable prior to the effective date of the Change in Control; (x) any surviving corporation shall assume any Options or SARs outstanding under the Plan or shall substitute economically equivalent awards for the Options and SARs outstanding under the Plan, (y) the time during which such Options or SARs may be exercised shall be accelerated so that those Awards may be exercised for fully-vested Shares and those Awards shall terminate if not exercised prior to the Change in Control, or (z) such Options or SARs shall continue in full force and effect. In addition, the Board may provide that Options and SARs outstanding as of the date of the Change in Control shall be cancelled and terminated without payment if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option exercise price or SAR grant price.

      (ii)   In the event of a Change in Control, the Board in its sole discretion may, to the extent permitted by Applicable Law, provide for the following treatment of any other Award outstanding under the Plan at the time of the Change in Control: such Award may be assumed by the surviving corporation, replaced with an economically-equivalent substitute award or otherwise continued in full force in effect. To the extent any such Award is not assumed, replaced with an economically-equivalent substitute award or otherwise continued in effect, that Award shall vest, and the shares of Common Stock subject to that Award shall be issued as fully-vested shares, immediately prior to the effective date of the Change in Control.

      (iii)   Any Award which is assumed in connection with a Change in Control or otherwise continued in effect shall be adjusted immediately after the consummation of that Change in Control so as to apply to the number and class of securities into which the shares of Common Stock subject to that Award immediately prior to the Change in Control would have been converted in consummation of such Change in Control had those shares been outstanding at that time, and appropriate adjustments shall also be made to the exercise price or any other consideration payable per share thereunder. To the extent the holders of the Company's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control, the successor corporation may, in connection with the assumption or continuation of the outstanding Awards and subject to the approval of the Administrator prior to the Change in Control, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction, provided such common stock is readily traded on an established U.S. securities exchange or market.

      (iv)   The Administrator may structure one or more Awards so that the Shares subject to those Awards shall vest (or shall vest and become issuable) immediately prior to the effective date of a Change in Control, whether or not those Awards are assumed, replaced with an economically-equivalent substitute award or otherwise continued in full force and effect.

      (v)   Awards subject to performance-vesting requirements shall be treated as provided for in the applicable Award Agreements, and may be structured so that upon the occurrence of a Change in Control prior to the completion of the applicable performance measurement period, the applicable performance goal or goals established for those Awards will be deemed to have been met at the level pre-specified in the Award Agreement based on actual performance, if calculable, or at target (either in full or pro-rata) or may be structured to convert into Restricted Stock, Phantom Shares or Restricted Stock Unit Awards based on actual achievement of performance goals or based on target performance at the time of the Change in Control (either in full or pro-rata).

(b) *Acceleration of Award Upon Cessation of Continuous Service In Connection With a Change in Control.* Notwithstanding any other provisions of this Plan to the contrary, if during the Applicable Acceleration Period following the consummation of a Change in Control, the Continuous Service of an Employee or a Consultant terminates due to an involuntary termination (not including death or Disability) without Cause or a voluntary termination by the Grantee due to Constructive Termination, then the vesting and exercisability of all Awards held by such Grantee shall be accelerated, or any reacquisition or repurchase rights held by the Company with respect to an Award shall lapse, as follows:

▶ With respect to Options and SARs held by a Grantee at the time of such termination, such Options and SARs shall become immediately exercisable as to all the underlying Shares and may be exercised for any or all of those Shares as fully-vested shares until the expiration or sooner termination date of those Awards as set forth in the applicable Award Agreement.

▶ With respect to all other Awards held by the Grantee at the time of such termination, the underlying Shares shall immediately vest at that time and shall be issued in accordance with the terms of the applicable Award Agreement (with the treatment and payout of any Awards subject to performance-based vesting conditions to be governed by the applicable Award Agreement), and any reacquisition or repurchase rights held by the Company with respect to any such Shares shall lapse as of the date of such termination.

11. *Effective Date and Term of Plan.* The Plan originally became effective on May 4, 2022. The Plan as amended and restated herein was approved by the Board and will become effective on April 30, 2026 if approved by the Company's stockholders at the Company's 2026 annual meeting. It shall continue in effect until March 11, 2036 unless sooner terminated.

12. *Amendment, Suspension or Termination of the Plan.* The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Nasdaq Stock Market Rule 5635(c), Section 422 of the Code and the regulations promulgated thereunder, or any other Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vi) or this Section 12. No Award may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan (including termination of the Plan under Section 11, above) shall adversely affect any rights under Awards previously granted hereunder, and such Awards shall continue in effect following such Plan termination.

13. *No Effect on Terms of Employment/Consulting Relationship.* The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, and with or without notice to the extent permitted by Applicable Law. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Service has been terminated for Cause for the purposes of this Plan.

14. *No Effect on Retirement and Other Benefit Plans.* Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Pension Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

15. *Unfunded Obligation.* Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of ERISA. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations.

16. *Governing Law.* The Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without resort to that State's conflict-of-law provisions.

17. *Section 409A Compliance.* The Board reserves the right, to the extent it deems it necessary or advisable in its sole discretion, to alter or modify the Plan and any outstanding Awards under the Plan, without the consent of the Grantees, so as to ensure that all Awards and Award Agreements provided to Grantees who are subject to U.S. income taxation either qualify for an exemption from the requirements of Section 409A of the Code or are structured in a manner that complies with those requirements; provided, however, that neither the Company nor any Related Entity makes any representations that any Awards made under the Plan will in fact be exempt from the requirements of Section 409A of the Code or otherwise comply with those requirements, and each Grantee shall accordingly be solely responsible for any taxes, penalties or other amounts which may become payable with respect to his or her Awards by reason of Section 409A of the Code.

18. *Deferred Issuance Date.* Notwithstanding any provision to the contrary in this Plan or any outstanding Award Agreement, to the extent any Award under this Plan may be deemed to create a deferred compensation arrangement under Section 409A of the Code, then the following limitations shall apply to such Award and the applicable Award Agreement (if not otherwise expressly provided therein):

   ▶ No shares of Common Stock or other amounts which become issuable or distributable under such Award Agreement by reason of the Grantee's cessation of Continuous Service shall actually be issued or distributed to such Grantee until the date of his or her separation from service (as determined in accordance with the provisions of Section 1.409A-1(h) of the Treasury Regulations) or as soon thereafter as administratively practicable, but in no event later than the later of (i) the close of the calendar year in which such separation from service occurs or (ii) the fifteenth day of the third calendar month following the date of such separation from service.

   ▶ No shares of Common Stock or other amounts which become issuable or distributable under such Award Agreement by reason of the Grantee's cessation of Continuous Service shall actually be issued or distributed to such Grantee prior to the earlier of (i) the first day of the seventh (7th) month following the date of the Grantee's separation from service or (ii) the date of Grantee's death, if he or she is deemed at the time of such separation from service to be a specified employee under Section 1.409A-1(i) of the Treasury Regulations as determined by the Administrator in accordance with consistent and uniform standards applied to all other Code Section 409A arrangements of the Company, and such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). The deferred Shares or other distributable amount shall be issued or distributed in a lump sum on the first day of the seventh (7th) month following the date of the Grantee's separation from service or (if earlier) the first day of the month immediately following the date the Company receives proof of his or her death.

19. *Clawback/Recoupment.* To the extent provided in such policies, all Awards granted hereunder are subject to the terms of the Company's Compensation Recovery Policy and Compensation Reconciliation and Recoupment Policy, as each may be amended from time to time. In addition, and notwithstanding any other provisions herein to the contrary, any performance-based compensation, or any other amount paid to a Grantee pursuant to an Award which is subject to recovery under any law, government regulation, stock exchange listing requirement, or any other policy adopted by the Company will be subject to forfeiture and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement, or policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Grantee and the Company or any Related Entity.

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Details for the Gilead Sciences, Inc. 2026 Annual Meeting of Stockholders

Participation

Thursday, April 30, 2026
10:00 a.m. Pacific Daylight Time

Via Webcast at
www.virtualshareholdermeeting.com/GILD2026

This year's Annual Meeting will be held in a virtual format by live webcast. We have designed the format of the Annual Meeting to ensure that stockholders are afforded similar rights and opportunities to participate as they would at an in-person meeting.

You are entitled to participate in the Annual Meeting if you were a holder of Gilead common stock as of the close of business on the Record Date, Friday, March 6, 2026, or hold a valid proxy for the meeting. To participate, go to www.virtualshareholdermeeting.com/GILD2026 on the day of the Annual Meeting and log in using the 16-digit control number found on the proxy card, voting instruction form or notice of internet availability. If you are a beneficial stockholder, you may contact your broker, bank or other institution where you hold your account if you have questions about obtaining your control number. Once you are admitted to the Annual Meeting as a stockholder, you may vote by following the instructions available on the meeting website. Online check-in will be available approximately 15 minutes before the meeting starts. If you encounter any difficulties accessing or participating in the Annual Meeting through the meeting website, please call the support team at the numbers listed on the website log in screen.

Stockholders as of the close of business on the Record Date may also submit written questions for consideration during the Annual Meeting. The question-and-answer session will include questions submitted in advance of and during the Annual Meeting that comply with our Rules of Conduct and Procedures and as time permits. Questions may be submitted within the 48-hour period preceding the start of the Annual Meeting at www.proxyvote.com or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026.

Additional information regarding the rules and procedures for participating in the Annual Meeting, including the question-and-answer session, will be set forth in our Rules of Conduct and Procedures. You may view the Rules of Conduct and Procedures prior to the meeting at our Investors page at investors.gilead.com/annual-meeting or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026.

We will make the Annual Meeting viewable to anyone interested in a webcast at www.virtualshareholdermeeting.com/GILD2026. Interested persons who were not stockholders as of the close of business on the Record Date may view the webcast but will not be able to vote or ask questions during the Annual Meeting.

Voting

Whether or not you expect to attend the Annual Meeting, we recommend that you grant a proxy to vote by one of the following procedures as promptly as possible in order to ensure your representation at the Annual Meeting.

PRIOR TO THE MEETING:


BY INTERNET*
www.proxyvote.com


BY TELEPHONE*
+1-800-690-6903
(for stockholders of record, if you requested paper copies of the proxy materials)


BY MAIL

Complete, date, sign and return the proxy card mailed to you (if you request one) or voting instruction card (if sent by your nominee)

* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials. Voting by telephone and internet closes on April 29, 2026 at 8:59 p.m., Pacific Daylight Time.

DURING THE MEETING:


BY INTERNET*

www.virtualshareholdermeeting.com/GILD2026

* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the fiscal year ended December 31, 2025

<center>or</center>

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the transition period from   **to**

Commission File No. 000-19731

GILEAD SCIENCES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**94-3047598**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

333 Lakeside Drive, Foster City, California 94404
(Address of Principal Executive Offices, Including Zip Code)
650-574-3000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value, $0.001 per share	**GILD**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the closing price of its common stock on the Nasdaq Global Select Market, as of the last business day of the registrant's most recently completed second fiscal quarter was $103.2 billion. This excludes shares of the registrant's common stock held by executive officers, directors and any stockholders whose ownership exceeded 5% of the registrant's common stock outstanding. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the registrant's Common Stock on February 13, 2026 was 1,241,420,528.

<center>**DOCUMENTS INCORPORATED BY REFERENCE**</center>

Specified portions of the registrant's proxy statement, which will be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

GILEAD SCIENCES, INC.
2025 FORM 10-K ANNUAL REPORT
Table of Contents

We own or have rights to various trademarks, copyrights and trade names used in our business, including the following: GILEAD®, GILEAD SCIENCES®, KITE®, AMBISOME®, ATRIPLA®, BIKTARVY®, CAYSTON®, COMPLERA®, DESCOVY®, DESCOVY FOR PREP®, EMTRIVA®, EPCLUSA®, EVIPLERA®, GENVOYA®, HARVONI®, HEPCLUDEX®, HEPSERA®, JYSELECA®, LETAIRIS®, LIVDELZI®/LYVDELZI®/, ODEFSEY®, SOVALDI®, STRIBILD®, SUNLENCA®, TECARTUS®, TRODELVY®, TRUVADA®, TRUVADA FOR PREP®, TYBOST®, VEKLURY®, VEMLIDY®, VIREAD®, VOSEVI®, YESCARTA®, YEZTUGO®/YEYTUO® and ZYDELIG®. Other trademarks and trade names are the property of their respective owners.

Certain amounts and percentages in this Annual Report on Form 10-K may not sum or recalculate due to rounding.

This Annual Report on Form 10-K, including Part I, Item 1A. Risk Factors and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Words such as "ambition," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "hope," "intend," "may," "might," "outlook," "plan," "priority," "project," "seek," "should," "target" and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements, including statements regarding overall trends; operating cost, product sales and revenue trends; liquidity and capital needs; plans and expectations with respect to products, product candidates, corporate strategy and 2026 objectives, business and operations, financial projections, strategic investments and the use of capital; expectations regarding the impact of the Inflation Reduction Act and the One Big Beautiful Bill Act, changes in U.S. regulatory policies, changes in U.S. trade policies, including tariffs, and U.S. government shutdowns; collaboration and licensing arrangements; patent protection and estimated loss of exclusivity for our products and product candidates; ongoing litigation and investigation matters; and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions.

We have based these forward-looking statements on our current expectations about future events. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Our actual results or outcomes may differ materially from those suggested by these forward-looking statements for various reasons, including those identified in Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements included in this report are made only as of the date hereof unless otherwise specified. Except as required under federal securities laws and the rules and regulations of U.S. Securities and Exchange Commission, we do not undertake, and specifically decline, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise. In evaluating our business, you should carefully consider the risks described under Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K. Any of the risks contained herein could materially and adversely affect our business, results of operations and financial condition.

ITEM 1.   BUSINESS

Gilead Sciences, Inc. (including its consolidated subsidiaries, referred to as "Gilead," the "company," "we," "our" or "us") is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. We are committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19 and cancer. We operate in more than 35 countries worldwide, with headquarters in Foster City, California.

Our Business

Products

We have transformed care for people around the world by discovering, developing and delivering innovative medicines to address unmet medical needs in virology, oncology and other therapeutic areas. Our innovative medicines represent advancements by offering first-in-class therapies, greater efficacy, enhanced modes of delivery, more convenient treatment and prevention regimens, improved resistance profiles and reduced side effects.

In 2025, our commercial portfolio included more than 25 therapies, including the following products and collaboration products with approved indications in the U.S.:

HIV

- **Biktarvy®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Biktarvy is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, bictegravir, emtricitabine ("FTC") and tenofovir alafenamide ("TAF").

- **Descovy®** is an oral formulation indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection in certain patients. Descovy is a fixed-dose combination of our antiretroviral medications, FTC and TAF. Descovy is also approved by U.S. Food and Drug Administration ("FDA") for a pre-exposure prophylaxis ("PrEP") indication to reduce the risk of sexually acquired HIV-1 infection in certain at-risk patients.

- **Genvoya®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Genvoya is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, elvitegravir, cobicistat, FTC and TAF.

- **Odefsey®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Odefsey is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, FTC and TAF, and rilpivirine marketed by Janssen Products, LP of Johnson & Johnson Innovative Medicine ("Janssen").

- **Sunlenca®** is an HIV-1 capsid inhibitor in tablet form for oral use and as an injection for subcutaneous use. Sunlenca, in combination with other antiretroviral(s), is indicated as a twice-yearly treatment of HIV-1 infection in heavily treatment-experienced adults with multidrug resistant HIV-1 infection failing their current antiretroviral regimen due to resistance, intolerance or safety considerations.

- **Symtuza®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Symtuza is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, cobicistat, FTC and TAF, and Janssen's darunavir. Symtuza is commercialized by Janssen, and we receive a share in revenue for the components that we contribute. See Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

- **Yeztugo®** is an HIV-1 capsid inhibitor in tablet form for oral use and as an injection for subcutaneous use. Yeztugo is indicated for PrEP to reduce the risk of sexually acquired HIV-1 in certain adults and adolescents who are at risk for HIV-1 acquisition.

Liver Disease

- **Epclusa®** is an oral formulation of a once-daily single-tablet regimen of sofosbuvir and velpatasvir for the treatment of chronic hepatitis C virus ("HCV") infection in adults and pediatric patients 3 years of age and older with genotype 1, 2, 3, 4, 5 or 6: (i) without cirrhosis or with compensated cirrhosis or (ii) with decompensated cirrhosis for use in combination with ribavirin. In addition, we have an authorized generic version of Epclusa distributed by our separate subsidiary, Asegua Therapeutics LLC.

- **Livdelzi®** (seladelpar) is an oral formulation of a peroxisome proliferator-activated receptor delta agonist indicated for the treatment of primary biliary cholangitis ("PBC") in combination with ursodeoxycholic acid ("UDCA") in adults who have an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA.[1]

- **Vemlidy®** is an oral formulation of TAF dosed once a day for the treatment of chronic hepatitis B virus ("HBV") infection in adults and pediatric patients 12 years of age and older with compensated liver disease.

Oncology

- **Tecartus®** (brexucabtagene autoleucel), a suspension for intravenous infusion, is a chimeric antigen receptor ("CAR") T-cell therapy for the treatment of adult patients with (i) relapsed or refractory mantle cell lymphoma ("MCL")[1] and (ii) relapsed or refractory B-cell precursor acute lymphoblastic leukemia ("ALL").
- **Trodelvy®** (sacituzumab govitecan-hziy), an injection for intravenous use, is a Trop-2 directed antibody and topoisomerase inhibitor conjugate indicated for the treatment of adult patients with (i) unresectable locally advanced or metastatic triple-negative breast cancer ("TNBC") who have received two or more prior systemic therapies, at least one of them for metastatic disease, and (ii) unresectable locally advanced or metastatic hormone receptor-positive, human epidermal growth factor receptor 2-negative ("HR+/HER2-") breast cancer who have received endocrine-based therapy and at least two additional systemic therapies in the metastatic setting.
- **Yescarta®** (axicabtagene ciloleucel), a suspension for intravenous infusion, is a CAR T-cell therapy for the treatment of adult patients with (i) large B-cell lymphoma ("LBCL") that is refractory to first-line chemoimmunotherapy or that relapses within 12 months of first-line chemoimmunotherapy, (ii) relapsed or refractory LBCL after two or more lines of systemic therapy, including diffuse LBCL ("DLBCL") not otherwise specified, primary mediastinal LBCL, high-grade B-cell lymphoma and DLBCL arising from follicular lymphoma ("FL") and (iii) relapsed or refractory FL after two or more lines of systemic therapy[1].

Other

- **AmBisome®** (amphotericin B liposome for injection) is a proprietary liposomal formulation of amphotericin B, an antifungal agent, for the treatment of serious invasive fungal infections caused by various fungal species in adults.
- **Veklury®** (remdesivir), an injection for intravenous use, is a nucleotide analog RNA polymerase inhibitor indicated for the treatment of COVID-19 in certain adults and pediatric patients (28 days of age and older and weighing at least 3 kg) who are (i) hospitalized or (ii) not hospitalized and have mild-to-moderate COVID-19, and are at high risk for progression to severe COVID-19, including hospitalization or death.

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[1] This indication is approved under accelerated approval by FDA, and continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

For the disaggregated revenue amounts contributed by the products listed above as well as the total product sales that include our other approved products, see Note 2. Revenues of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Royalty, Contract and Other Revenues

We also generate revenues from other activities, including royalties for outbound licenses of our intellectual property, sales of certain intellectual property and other payments received from our collaborations with third-party partners.

Commercialization and Distribution

We have U.S. and international commercial sales operations, with marketing subsidiaries in more than 35 countries. Our products are marketed through our commercial teams and/or in conjunction with third-party wholesalers, distributors and corporate partners. Our commercial teams promote our products through direct field contact with physicians, hospitals, clinics and other healthcare providers. We generally grant our third-party distributors the exclusive right to promote our product in a territory for a specified period of time. Most of our agreements with these distributors provide for collaborative efforts between the distributor and Gilead in obtaining and maintaining regulatory approval for the product in the specified territory.

We sell and distribute most of our products in the U.S. exclusively through the wholesale channel. Historically, approximately 90% of our gross product sales in the U.S. have been to three large wholesalers—Cardinal Health, Inc., Cencora, Inc. and McKesson Corporation—and their specialty distributor affiliates. We sell and distribute our products in Europe and countries outside the U.S. where the product is approved, either through our commercial teams, third-party distributors or corporate partners.

Competition

We operate in a highly competitive environment. Our products compete with other commercially available products based primarily on efficacy, safety, tolerability, acceptance by doctors, ease of patient compliance, ease of use, price, insurance and other reimbursement coverage, distribution and marketing. We also face significant competition from: (i) large pharmaceutical and biotechnology companies and specialized pharmaceutical firms acting either independently or together with other such companies to pursue the development of products and technologies that may be competitive with our existing products or research programs; (ii) academic institutions, government agencies and other public and private organizations conducting research who may seek patent protection or may establish collaborative arrangements for competitive products or programs; (iii) pricing pressures from private insurers and government payers as our products mature, which often result in a reduction of our net product prices; and (iv) new branded or generic products introduced into major markets, which may impact our ability to maintain pricing and market share.

Research and Development

Our research and development ("R&D") mission is to discover and develop transformational therapies in areas of high unmet medical need. Our product development efforts are focused primarily on virology, oncology and inflammation. Our team of research scientists is engaged in the discovery and development of new molecules and technologies that we hope will lead to the approval of innovative medicines and therapies that will transform care for people around the world. We have committed significant resources to internal R&D opportunities and external business development activity to drive innovation and growth of our business. We extensively outsource our clinical trial activities and usually perform only a small portion of start-up activities in-house. We rely on third-party contract research organizations to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management, patient enrollment, ongoing monitoring, site management and bioanalysis.

The development of product candidates and investigational therapies in our pipeline is subject to various risks and uncertainties that could result in delays or prevent completion of the development and approval of our product candidates. For more information about these risks and uncertainties, see Item 1A. Risk Factors "We face risks in our clinical trials, including the potential for unfavorable results, delays in anticipated timelines and disruption." Drug development is inherently risky, and many product candidates and investigational therapies fail during the development process.

In 2025, we continued to invest in and advance our R&D pipeline across our therapeutic areas. Below is a summary of our product candidates that are in Phase 3 clinical trials or pending marketing authorization review by FDA or European Medicines Agency ("EMA").

Product Candidates in Virology

Product Candidates	Description
Regulatory Filings	
Bulevirtide	A Biologics License Application has been filed with FDA for bulevirtide for the treatment of chronic hepatitis delta virus ("HDV") infection. It has been granted both Orphan Drug and Breakthrough Therapy designations by FDA for this indication.
Phase 3	
Lenacapavir	A once-yearly injection of lenacapavir, an HIV-1 capsid inhibitor, is being evaluated for HIV PrEP.
Bictegravir and lenacapavir	An oral combination of bictegravir and lenacapavir is being evaluated as an HIV treatment for virologically suppressed treatment-experienced and virologically suppressed people living with HIV.
Islatravir and lenacapavir	In collaboration with Merck & Co., Inc. ("Merck")[1], an oral combination of Merck's islatravir and lenacapavir is being evaluated as a long-acting HIV treatment for virologically suppressed people living with HIV.

Product Candidates in Oncology

Product Candidates	Description
Regulatory Filings	
Anitocabtagene autoleucel	In collaboration with Arcellx, Inc. ("Arcellx")[1], a Biologics License Application has been filed with FDA for anitocabtagene autoleucel, a CAR T-cell therapy, for the treatment of patients with relapsed and/or refractory multiple myeloma who have received at least three prior regimens of systemic therapy.
Sacituzumab govitecan-hziy	A supplemental Biologics License Application has been filed with FDA for sacituzumab govitecan-hziy, a Trop-2 directed antibody and topoisomerase inhibitor conjugate, as a first-line treatment for PD-L1 negative metastatic TNBC.
Sacituzumab govitecan-hziy and pembrolizumab	In collaboration with Merck[1], a supplemental Biologics License Application has been filed with FDA for sacituzumab govitecan-hziy in combination with Merck's pembrolizumab as a first-line treatment for PD-L1 positive metastatic TNBC.
Phase 3	
Axicabtagene ciloleucel	Axicabtagene ciloleucel, a CAR T-cell therapy, is being evaluated as (i) a second-line and later treatment for high-risk FL and (ii) a first-line treatment for high-risk LBCL.
Anitocabtagene autoleucel	In collaboration with Arcellx[1], anitocabtagene autoleucel is being evaluated in patients with relapsed and/or refractory multiple myeloma who have received one to three prior lines of therapy.
Sacituzumab govitecan-hziy and combinations	In breast cancer, sacituzumab govitecan-hziy is being evaluated in combination with Merck's pembrolizumab as a treatment for high-risk adjuvant TNBC.
	In lung and thoracic cancer, sacituzumab govitecan-hziy is being evaluated as a treatment for extensive stage small cell lung cancer. It is also being evaluated in combination with Merck's pembrolizumab as a first-line treatment for PD-L1 positive metastatic non-small cell lung cancer ("NSCLC").
	In gynecology, sacituzumab govitecan-hziy is being evaluated as a second-line treatment for metastatic endometrial cancer.
Domvanalimab and zimberelimab	In collaboration with Arcus Biosciences, Inc. ("Arcus")[1], the combination of domvanalimab, an Fc-silent anti-TIGIT antibody, and zimberelimab, an anti-PD-1 monoclonal antibody, with chemotherapy, is being evaluated as a first-line treatment for metastatic NSCLC.

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[1] For additional information regarding our collaborations with Merck, Arcellx and Arcus, see Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

In 2025, we also received regulatory approvals or authorizations from FDA and European Commission for new products and expanded indications of our products, including:

Product	Regulatory Approval or Authorization
Yeztugo/ Yeytuo	FDA granted approval for Yeztugo for PrEP to reduce the risk of sexually acquired HIV-1 infection in adults and adolescents weighing at least 35kg, making it the first and only twice-yearly option available in the United States for people who need or want PrEP. European Commission also granted marketing authorization for Yeytuo for use as PrEP to reduce the risk of sexually acquired HIV-1 in adults and adolescents with increased HIV-1 infection risk who weigh at least 35kg.
Lyvdelzi	European Commission granted conditional marketing authorization for Lyvdelzi for the treatment of PBC in combination with UDCA in adults who have an inadequate response to UDCA alone, or as monotherapy in those unable to tolerate UDCA.

In addition, we seek to enhance our commercial portfolio and clinical pipeline across multiple therapeutic areas through strategic collaborations, in-licensing and acquisitions. For information on some of our notable recent transactions, see Notes 6. Acquisitions and 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Our strategic business development activity reflects our commitment to focus on transformative science, build a sustainable and diverse portfolio and position ourselves for the near-, medium- and long-term growth of our business.

Patents and Proprietary Rights

U.S. and EU Patent Expiration

We have a number of U.S. and foreign patents, patent applications and rights to patents related to our compounds, products and technology. The following table shows the estimated expiration dates (including patent term extensions, supplementary protection certificates and/or pediatric exclusivity where granted) in the U.S. and the European Union ("EU") for the primary (typically compound) patents for our key product candidates as described above. For our product candidates that are fixed-dose combinations of single-tablet regimens, the estimated patent expiration date provided corresponds to the latest expiring compound patent for one of the active ingredients in the single-tablet regimen.

Key Product Candidates	Patent Expiration	
	U.S.	EU
Viral Diseases:		
Lenacapavir	2037	2037
Bulevirtide	2030	2029
Oncology:		
Axicabtagene ciloleucel	2031	— [1]
Anitocabtagene autoleucel[2]	2038	(2038) [3]
Sacituzumab govitecan-hziy	2028 [4]	2029
Zimberelimab[5]	2036	2036
Domvanalimab[5]	2037	(2037) [3]

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[1] The composition of matter patent has expired in the EU. In the EU and the U.S., patent applications are pending relating to our proprietary manufacturing processes.
[2] In collaboration with Arcellx.
[3] Dates in parentheses reflect the estimated expiration date of patents that may be issued from currently pending applications.
[4] Regulatory exclusivity in the U.S. expires in 2032.
[5] In collaboration with Arcus.

The following table shows the actual or estimated expiration dates (including patent term extensions, supplementary protection certificates and/or pediatric exclusivity where granted) in the U.S. and the EU for the primary (typically compound) patents for certain principal products as described above. For our products that are fixed-dose combinations or single-tablet regimens, the estimated patent expiration dates provided correspond to the latest expiring compound patent for one of the active ingredients in the single-tablet regimen.

Products	Patent Expiration[1]	
	U.S.	EU
Descovy	2031 [2]	2027
Vemlidy	2031 [2]	2027
Odefsey	2032 [2]	2027
Yescarta	2031	— [3]
Genvoya	2029 [4], [5]	2028
Epclusa	2033	2032
Biktarvy	2036 [6]	2033
Veklury	2036 [7]	2035
Tecartus	2027	— [3]
Trodelvy	2028 [8]	2029
Sunlenca	2037	2037
Livdelzi	2025 [9]	— [10]
Yeztugo/Yeytuo	2037	2037

[1] Where applicable, settlement and license agreements with generic manufacturers relating to the patents that protect our principal products are noted. The nature and timing of loss of exclusivity for these products depends on a multitude of factors, and loss of exclusivity may be earlier under certain circumstances. For more information, see Item 1A. Risk Factors "Our success depends to a significant degree on our ability to obtain and defend our patents and other intellectual property rights both domestically and internationally, and to operate without infringing upon the patents or other proprietary rights of third parties."

[2] In September 2022, Gilead and five generic manufacturers (Lupin Ltd., Apotex Inc., Macleods Pharma Ltd., Hetero Labs Ltd., and Cipla Ltd.) reached agreements to settle the U.S. patent litigation concerning patents that protect TAF in our Descovy, Vemlidy and Odefsey products.

[3] The composition of matter patent has expired in the EU. In the EU and the U.S., patent applications are pending relating to our proprietary manufacturing processes.

[4] In 2018, Gilead and Mylan Pharmaceuticals reached an agreement to settle the patent litigation concerning patents that protect cobicistat in our Stribild and Genvoya products.

[5] In February 2025, Gilead reached an agreement with one generic manufacturer (Apotex, Inc., together with Apotex Corp., and its manufacturer of cobicistat, MSN Laboratories Private Limited, MSN Life Sciences Private Ltd., and MSN Pharmaceuticals Inc.) to settle the patent litigation concerning certain patents that protect cobicistat on silicon dioxide and TAF in our Genvoya product. The Apotex/MSN agreement provides a non-exclusive license to those patents beginning on August 6, 2032, or earlier in certain circumstances.

[6] In October 2025, Gilead entered into settlement agreements to resolve patent litigations with Lupin Ltd., Cipla Ltd. and Laurus Labs Ltd., generic manufacturers that filed abbreviated new drug applications with FDA to market generic versions of Biktarvy. Under the agreements, which are subject to standard acceleration provisions, no generic entry is expected prior to April 1, 2036 in the U.S. for Biktarvy tablets containing bictegravir (50 mg), FTC (200 mg) and TAF (25 mg).

[7] In January 2024, FDA granted pediatric exclusivity for Veklury, which extends all non-expired exclusivities by six months, and which is reflected in the presently reported date.

[8] Regulatory exclusivity in the U.S. expires in 2032.

[9] FDA Orphan Drug Exclusivity expires in 2031.

[10] Ten years of regulatory/market exclusivity expected on approval.

Patent and Trade Secret Strategy

For a discussion of risks and challenges associated with our patent and trade secret strategy described below, see Item 1A. Risk Factors "Our success depends to a significant degree on our ability to obtain and defend our patents and other intellectual property rights both domestically and internationally, and to operate without infringing upon the patents or other proprietary rights of third parties."

<u>Patents</u>

Patents and other proprietary rights are very important to our business. If we have a properly drafted and enforceable patent, it can be more difficult for our competitors to use our technology to create competitive products and more difficult for our competitors to obtain a patent that prevents us from using technology we create. As part of our business strategy, we actively seek patent protection both in the U.S. and internationally and file additional patent applications, when appropriate, to cover improvements in our compounds, products and technology.

Patents covering certain of the active pharmaceutical ingredients ("API") of some of our products are held by third parties. We acquired exclusive rights to these patents in the agreements we have with these parties.

We often obtain patents for certain products many years before marketing approval is obtained. As a result, the commercial value of the patent may be limited because the patent term is based on the date the patent application was filed, which may be prior to the regulatory approval and commercial sale of the related product. However, we also apply for patent term extensions or supplementary protection certificates in some countries. For example, extensions for the patents or supplementary protection certificates on many of our products have been granted in the U.S. and in a number of European countries, compensating in part for delays in obtaining marketing approval.

From time to time, certain individuals or entities may challenge our patents. For a description of our significant pending legal proceedings, see Note 12. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Trade Secrets

We also rely on unpatented trade secrets and improvements, unpatented internal know-how and technological innovation. For products manufactured by our third-party contract manufacturers, we have disclosed all necessary aspects of these technologies to enable them to manufacture the products for us. We protect these rights mainly through confidentiality agreements with third-party manufacturers, corporate partners, employees, consultants and vendors. These agreements provide that all confidential information developed or made known to an individual during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions made by an individual while employed by us will be our exclusive property.

Raw Materials and Manufacturing

We need access to certain raw materials to conduct our clinical trials and manufacture our products. These raw materials are generally available from multiple sources and normally available in quantities adequate to meet the needs of our business. We attempt to manage the risks associated with our supply chain through inventory management, relationship management and the evaluation of alternative sources when feasible.

We own or lease manufacturing facilities to manufacture and distribute certain products and API for clinical and/or commercial uses. As of the end of 2025, these facilities include:

- Foster City, California: We conduct manufacturing process development, analytical method development and formulation and device development activities. We also manufacture and perform quality control testing for API and drug product for our clinical trials.

- La Verne, California: We manufacture AmBisome, perform quality control testing and package and label the majority of our commercial products for distribution to the Americas and the Pacific Rim. We also utilize the La Verne facility for clinical manufacturing of our sterile drug products. We have made investments in the La Verne facility to support the commercial manufacturing of sterile drug substances and other sterile drug products.

- Oceanside, California: We utilize the facility for clinical and commercial retroviral vector manufacturing and process development of our biologics candidates.

- El Segundo, California: We utilize the facility for clinical and commercial manufacturing and processing of our cell therapy products.

- Santa Monica, California: We utilize the facility for clinical manufacturing and processing of our cell therapy products.

- Frederick, Maryland: We utilize the facility for clinical and commercial manufacturing and processing of our cell therapy products.

- Cork and Dublin, Ireland: We utilize the Cork facility for commercial manufacturing, packaging and labeling of our products. We also perform quality control testing, labeling, packaging and final release of many of our products at the Cork facility, which are distributed to the EU and other international markets through our facility in Dublin. We have made investments in clinical drug product manufacturing at the Cork facility.

- Edmonton, Canada: We conduct process development, analytical development and scale-up activities for our clinical development candidates, manufacture and quality control test API for clinical and commercial products, and conduct process development activities to improve existing commercial manufacturing processes.

- Hoofddorp, Netherlands: We utilize the facility for commercial manufacturing and processing of our cell therapy products.

We also depend on contract manufacturing organizations ("CMOs") and contract testing laboratories ("CTLs"), inside and outside of the U.S., to perform manufacturing and testing activities for the majority of our API and drug products. For most of our products, including our HIV products, we use multiple CMOs so that we have both primary and back-up suppliers and manufacturing sites. For our future products, we continue to develop additional manufacturing capabilities and establish additional third-party suppliers to manufacture and test sufficient quantities of our product candidates to undertake clinical trials and to manufacture and test sufficient quantities of any product that is approved for commercial sale.

For more information, see the "Government Regulation" section below and Item 1A. Risk Factors "We may not be able to obtain materials or supplies necessary to conduct clinical trials or to manufacture and sell our products, or we may face manufacturing difficulties, delays or interruptions, including at our third-party manufacturers and corporate partners, which could limit our ability to generate revenues."

Human Capital

Gilead's success depends on the work of its dedicated employees who embrace a shared sense of purpose and a culture of excellence. Our human capital objective is to make Gilead an employer of choice for the best talent in our industry. Gilead's key priorities for human capital management include inclusion, total rewards, safety, and employee development and engagement initiatives and programs. The Compensation and Talent Committee of our Board of Directors oversees our overall human capital management.

Gilead is an equal opportunity employer and is committed to inclusive practices, which are integral to Gilead's culture and business. We believe it is a business imperative to hire the very best talent, understand the patients and communities we serve, and conduct science-based clinical trials focused on patient populations that represent the diseases being studied. We have a long-standing commitment to creating a safe, respectful and welcoming environment for all employees, which aligns with our core values of integrity, inclusion, teamwork, accountability and excellence. Gilead serves a wide range of patients and communities around the world, and they are best supported by a workforce that can understand and innovate to meet their unique needs.

Our inclusion council ("Council") is responsible for governance of our inclusion strategy and our efforts to promote a culture of inclusion, equal opportunity and belonging in a sustainable and compliant way. The Council includes senior executives and leaders from our employee resource groups ("ERGs"). In addition, our ERGs, which are open to all, support employees and aim to raise awareness of different cultures within the workplace. Executive sponsors and leaders of our ERGs contribute to our inclusion efforts through annual planning and collaboration to support our communities inside and outside of Gilead.

As of December 31, 2025, Gilead had approximately 17,000 employees.

For risks associated with our human capital, see Item 1A. Risk Factors "Due to the specialized and technical nature of our business, the failure to attract, develop and retain highly qualified personnel could adversely impact us."

Total Rewards

Gilead's Total Rewards portfolio is a competitive, robust package that is designed to optimize our employees' performance and support their wellbeing, allowing them to focus on mission-critical work. Each year, we reassess our Total Rewards package to confirm whether it offers benefits and incentives that align with our total rewards philosophy. Our portfolio (which varies by country and is subject to employee eligibility requirements and legal and regulatory requirements) includes but is not limited to:

- Competitive base salary
- Incentive compensation
- Stock awards
- Employee stock purchase plan
- 401(k) savings plan with a company match that vests immediately
- Health and wellbeing benefits
- Flexible work arrangements
- Flexible spending accounts
- Paid time off
- Paid family leave

- Family support services, including family planning and reproductive health (e.g., fertility, adoption and surrogacy)
- Mental health support, including complex care management
- Health care navigation support
- Cancer support services
- Student loan repayment and tuition assistance
- Employee assistance programs
- Digital wellbeing platform
- Global wellbeing reimbursement

We are a pay-for-performance company and are committed to addressing pay equity. Our employee salaries are informed by market research, and market-based ranges and are assessed annually through performance reviews. Our policy is that compensation decisions are merit-based and made without regard to personal characteristics, such as gender, race, color, national or ethnic origin, age, disability, sexual orientation, gender identity or expression, genetic information, religion or veteran status. We also conduct an annual pay equity review of employee compensation in an effort to strive to make our pay practices gender- and race-neutral.

To promote employee productivity, we continue to address our employees' needs by providing meaningful benefits, such as wellness benefits that support physical and mental health, and a flexible approach to work arrangements. We believe our flexible work program positions us to be competitive for talent and support employee wellbeing while also creating the collaborative environment and connections that fuel innovation.

Safety

We have a workplace safety, training and security program that focuses on preventing work-related injuries and illnesses and providing a safe and secure environment for our employees. To maintain high safety standards, we offer our employees annual refresher courses and specialized training tailored to specific needs. We also diligently record, analyze and report work-related injuries and illnesses and other health and safety data in compliance with applicable regulatory and legal requirements.

Employee Development and Engagement

Employee development maximizes the potential and performance of each member of our workforce and is critical to achieving our business goals. Gilead offers a number of internal and external professional, management and leadership development training programs to help our employees develop technical, cross-functional and leadership skills and tools to advance their careers. This includes a multi-year approach to support the development of all people leaders at Gilead, recognizing the complexity and challenges of their roles and supporting the impact they can have on the growth and development of all employees. In addition to internal development, employees can receive reimbursement for tuition expenses incurred while pursuing undergraduate, graduate or certificate courses at an accredited college or university or enroll in our standard loan repayment program for education loan repayment assistance.

As we strive to be an employer of choice in our industry, our listening strategy gathers input from our internal and external talent to shape our engagement strategies and programs and measure our progress. In addition to ongoing monitoring of key metrics (e.g., voluntary turnover), we conducted comprehensive reviews of the employee experience in 2025 via surveys, focus groups and benchmarks. The resulting insights play a key role in determining the direction of our culture as well as the company's broader response to emerging developments. For example, in response to previous employee feedback, we implemented multiple enterprise initiatives aimed at improving efficiency and removing barriers to speed of execution. According to scores on targeted items, these efforts have resulted in sizable improvements in those areas of focus in 2025.

Corporate Responsibility

Investing in corporate responsibility is core to our business strategy and reflects our values of accountability, inclusion, teamwork, excellence and integrity. This is in service to our mission to advance global health by providing innovative therapeutics in areas of unmet need in a way that is socially responsible and environmentally sustainable. Gilead's corporate responsibility programs reflect this commitment to our stakeholders. Environmental, social and governance ("ESG") strategy and performance are overseen by the Nominating and Corporate Governance Committee of our Board of Directors and managed by a Corporate Responsibility Committee, which is comprised of leaders from key departments across our company. The Corporate Responsibility Committee is responsible for reviewing ESG issues and, as appropriate, integrating them into our overall business strategy and operations. Additional information about this program and our corporate responsibility highlights are available in Gilead's Responsible Business and Impact Report on Gilead's website at https://www.gilead.com/responsibility/esg.

Our ESG goals are aspirational and may change. Statements regarding these goals and related initiatives are not guarantees or promises that they will be met. For further information, see Item 1A. Risk Factors "Our aspirations, goals and disclosures related to corporate responsibility matters expose us to numerous risks, including risks to our reputation and stock price."

Seasonality of Operations

Our worldwide product sales do not reflect any significant degree of seasonality in end-user demand. However, in the U.S., fluctuations in wholesaler inventory levels impact our product sales. In recent years, we have observed strong wholesaler and sub-wholesaler purchases of our products in the second half of the year, resulting in inventory draw-down by wholesalers and sub-wholesalers in the subsequent first quarter. Several other factors, including government budgets, annual grant cycles for federal and state funds, adverse changes in economic conditions, increased competition and other buying patterns, also could impact the product sales recorded in a particular quarter. For more information, see Item 1A. Risk Factors "We face challenges in accurately forecasting sales because of the difficulties in predicting demand for our products and fluctuations in purchasing patterns or wholesaler inventories."

Government Regulation

Our operations and activities are subject to extensive regulation by numerous government authorities in the U.S., the EU and other countries, including laws and regulations governing the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. As a result of these regulations, product development and product approval processes are very expensive and time consuming, which has a significant impact on our capital expenditures and results of operations. The regulatory requirements applicable to drug development and approval are subject to change. Any legal and regulatory changes may impact our operations in the future.

In addition, the current U.S. Presidential administration has indicated that it plans to pursue changes to various regulatory policies from prior administrations, some of which have already started to be implemented. As a result, there is uncertainty as to how these and other potential legal and regulatory changes may impact our business. For example, the administration has taken a number of actions aimed at lowering U.S. drug prices and testing new Medicare and Medicaid payment models. President Trump also has pledged to impose tariffs on pharmaceuticals and other products, some of which have already started to be implemented. These tariffs and retaliatory measures taken by other nations in response may increase our costs and adversely impact the competitiveness of our products outside the U.S. Some of these policy changes may be subject to litigation or other challenge, increasing the uncertainty of their effects on our business. For more information, see Item 1A. Risk Factors "Our existing products are subject to pricing and reimbursement pressures from government agencies and other third parties, including required discounts and rebates."

Drug Development Regulation

A country's regulatory agency, such as FDA in the U.S. and EMA and EC in the EU, as well as the national authorities of the EU member states, must approve a drug before it can be sold in the respective country or countries. The general processes for drug development and approval in the U.S. and EU are summarized below. Many other countries, including individual countries within the EU, have similar regulatory structures.

U.S. Drug Development

Preclinical Testing

Before we can test a drug candidate in humans, we must study the drug in laboratory experiments and in animals to generate data to support the drug candidate's potential benefits and safety. We submit this data to FDA in an Investigational New Drug ("IND") application seeking its approval to test the compound in humans.

Clinical Trials

If FDA accepts the IND, the drug candidate can then be studied in human clinical trials to determine if the drug candidate is safe and effective. These clinical trials involve three separate phases that often overlap, can take many years and are very expensive. These three phases, which are subject to considerable regulation, are as follows:

- Phase 1. The drug candidate is given to a small number of healthy human control subjects or patients suffering or at risk from the indicated disease, to test for safety, dose tolerance, pharmacokinetics, metabolism, distribution and excretion.

- Phase 2. The drug candidate is given to a limited patient population to determine the effect of the drug candidate in treating or preventing the disease, the best dose of the drug candidate, and the possible side effects and safety risks of the drug candidate. It is not uncommon for a drug candidate that appears promising in Phase 1 clinical trials to fail in the more rigorous and extensive Phase 2 clinical trials.

- Phase 3. If a drug candidate appears to be effective and have an appropriate safety profile in Phase 2 clinical trials, Phase 3 clinical trials are commenced to confirm those results. Phase 3 clinical trials are conducted over a longer term, involve a significantly larger population, are conducted at numerous sites in different geographic regions and are carefully designed to provide reliable and conclusive data regarding the safety and benefits of a drug candidate. It is not uncommon for a drug candidate that appears promising in Phase 2 clinical trials to fail in the more rigorous and extensive Phase 3 clinical trials.

FDA Approval Process

When we believe that the data from our clinical trials show an acceptable benefit-risk profile, we submit the appropriate filing, usually in the form of a New Drug Application, Biologics License Application or supplemental application, with FDA, seeking approval to sell the drug candidate for a particular use. At FDA's discretion, FDA may hold a public hearing where an independent advisory committee of expert advisors asks additional questions and makes recommendations regarding the drug candidate. This committee makes a recommendation to FDA that is not binding but is generally followed by FDA. If FDA agrees that the drug has met the required level of safety and efficacy for a particular use, it will approve the application and allow us to sell the drug in the U.S. for that use. It is not unusual, however, for FDA to decline to approve an application because it believes that the drug candidate is not safe enough or efficacious enough (i.e., does not have an appropriate benefit-risk profile) or because it does not believe that the data submitted is reliable or conclusive.

At any point in this process, the development of a drug candidate can be stopped for a number of reasons, including safety concerns, lack of treatment benefit or manufacturing issues. We cannot be certain that any clinical trials that we are currently conducting or any that we conduct in the future will be completed successfully or within any specified time period. We may choose, or FDA may require us, to delay or suspend our clinical trials at any time if it appears that patients are being exposed to an unacceptable health risk or if the drug candidate does not appear to have sufficient treatment benefit.

Even after approving a drug, FDA may also require Phase 4 non-registrational studies to explore scientific questions to further characterize safety and efficacy during commercial use of our drug. FDA may also require us to provide additional data or information, improve our manufacturing processes, procedures or facilities or may require extensive surveillance to monitor the safety or benefits of our product candidates if it determines that our filing does not contain adequate evidence of the safety and benefits of the drug. In addition, even if FDA approves a drug, it could limit the uses of the drug. FDA can withdraw approvals if it does not believe that we are complying with regulatory standards or if concerns about the safety or efficacy are uncovered or occur after approval.

In addition to obtaining FDA approval for each drug, we obtain FDA approval of the manufacturing facilities for any drug we sell, including those of companies who manufacture our drugs for us. All of these facilities are subject to periodic inspections by FDA. FDA must also approve foreign establishments that manufacture products to be sold in the U.S. and these facilities are subject to periodic regulatory inspection. Our manufacturing facilities located in California also must be licensed by the State of California in compliance with local regulatory requirements. Our manufacturing facilities in Canada, Ireland and Netherlands also must obtain local licenses and permits in compliance with local regulatory requirements.

FDA may employ one of several tools to facilitate and expedite the development and review of a drug, including Fast Track designation, Breakthrough Therapy designation, Accelerated Approval designation and Priority Review designation. Fast Track designation is designed to facilitate the development and review of a drug that treats a serious condition and fills an unmet medical need. Breakthrough Therapy designation is designed to expedite the development and review of a drug that treats a serious condition where preliminary clinical evidence demonstrates substantial improvement over available therapies. Accelerated Approval of a drug may be granted by FDA where the drug treats a serious condition, fills an unmet medical need and has been studied for safety and efficacy. Priority Review designation means FDA's goal is to take action on an application within six months of filing. FDA may grant Priority Review designation to a drug that would provide significant improvement in the safety or effectiveness of a treatment, diagnosis or prevention of a serious condition.

EU Drug Development

In the EU, our products are subject to a variety of EU and EU member state regulations governing clinical trials, commercial sales and distribution. We are required to obtain a marketing authorization in the EU before we can market our medicinal products on the relevant market. The conduct of clinical trials in the EU is governed by, among others, Regulation (EU) No. 536/2014, Directive 2005/28/EC and the ICH Good Clinical Practice guidelines. These impose legal and regulatory obligations that are similar to those provided in applicable U.S. laws. The conduct of clinical trials in the EU must be approved by the competent authorities of each EU member states in which the clinical trials take place, and a positive opinion must be obtained from the relevant Ethics Committee in the relevant member state. Regulation (EU) No. 536/2014, which entered into application in January 2022 and became fully applicable in January 2025, requires that clinical trial applications and related information and data be submitted through the Clinical Trials Information System, a coordinated system that supports submission, assessment and oversight of all clinical trials in the EU.

Marketing authorization holders, manufacturers, importers, wholesalers and distributors of medicinal products placed on the market in the EU are required to comply with a number of regulatory requirements including pharmacovigilance, manufacturing compliance and the requirement to obtain manufacturing, import and/or distribution licenses issued by the competent authorities of the EU member states. Failure to comply with these requirements may lead to the imposition of civil, criminal or administrative sanctions, including suspension of marketing or manufacturing authorizations.

Manufacturing Regulation

The manufacturing process for pharmaceutical products is highly regulated, and regulators may shut down or impose severe restrictions on manufacturing facilities that they observe are not complying with regulations. We, our CMOs, our CTLs and our corporate partners are subject to current Good Manufacturing Practices ("cGMP"), which are extensive regulations governing manufacturing processes, stability testing, record keeping and quality standards as defined by FDA and EMA. Similar regulations are in effect in other jurisdictions. Suppliers of key components and materials must be named in the new drug application or marketing authorization application filed with the regulatory authority for any product candidate for which we are seeking marketing approval, and significant delays can occur if the qualification of a new supplier is required. Even after our facilities or a third-party supplier is qualified by the regulatory authority, time, money and effort must continue to be expended in the area of production and quality control to maintain full compliance with cGMP. Our manufacturing operations and third-party suppliers are subject to regular periodic inspections by regulatory authorities following initial approval.

For our cell therapy products, we are required by FDA to comply with the Risk Evaluation and Mitigation Strategy program, which includes educating and certifying medical personnel regarding the therapy procedures and the potential side effect profile of our therapy, such as the potential adverse side effects related to cytokine release syndrome and neurologic toxicities. Additionally, we are required to maintain a complex chain of identity and custody with respect to patient material as such material moves to the manufacturing facilities, through the manufacturing process, and back to the patient.

Pricing and Reimbursement Regulation

Health insurers, including government health authorities, generally provide reimbursement for the cost of our products and related treatments and medical services in the markets where we sell. In the U.S., the EU and other significant or potentially significant markets for our products and product candidates, government authorities limit or regulate the price of medical products and services. A significant portion of our sales of the majority of our products are subject to substantial discounts from their list prices, including rebates to Medicare and Medicaid agencies or discounts to covered entities under Section 340B of the Public Health Service Act ("340B"). As a result, the price increases we implement from time to time on certain products may have a limited effect on our net product sales in certain markets. In addition, standard reimbursement structures may not adequately reimburse for innovative therapies.

For more information, see Item 1A. Risk Factors "Our existing products are subject to pricing and reimbursement pressures from government agencies and other third parties, including required discounts and rebates" and "We face challenges in accurately forecasting sales because of the difficulties in predicting demand for our products and fluctuations in purchasing patterns or wholesaler inventories."

Health Care Fraud and Abuse / Anti-Bribery Regulation

We are subject to various U.S. federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claim laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to knowingly and willingly solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business reimbursed by a federal healthcare program, including the purchase or prescription of a particular drug. False claims laws generally prohibit anyone from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment by federal and certain state payers (including Medicare and Medicaid), or knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim. In addition, FDA regulates written and verbal communications about our products. In addition to federal law, states also have consumer protection and false claims laws. Due to the breadth of the statutory provisions and the attention being given to them by law enforcement authorities, our sales, marketing, patient support, medical, clinical and public affairs activities may be subject to scrutiny under these laws. For example, recently there has been enhanced scrutiny by government enforcement authorities of company-sponsored patient assistance programs, including co-pay assistance programs and manufacturer donations to third-party charities that provide such assistance, reimbursement support offerings, clinical education programs and promotional speaker programs. Similarly, in Europe, interactions between pharmaceutical companies and physicians are subject to strict laws, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct, as applicable, including the EU member states anti-corruption laws and the UK Bribery Act 2010.

In addition, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in parts of the world that have experienced governmental corruption to some degree. In certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than local custom.

We have implemented trainings and programs geared toward compliance with these laws. Violations of fraud and abuse laws or anti-bribery laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid). Violations can also lead to the imposition of a Corporate Integrity Agreement or similar government oversight program, even if we disagree with the government's perspective that we have violated any rules or guidance.

For more information, see Item 1A. Risk Factors "We are impacted by evolving laws, regulations and legislative or regulatory actions applicable to the healthcare industry."

Environmental Regulation

We are subject to a number of laws and regulations that require compliance with federal, state and local regulations for the protection of the environment. The evolving legal and regulatory landscape around climate change has resulted in new requirements enacted to prevent, mitigate or adapt to the implications of climate change. These regulations, which can differ across jurisdictions, subject us to many transition risks, including, for example, new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, investments in data gathering and reporting systems, upgrades of facilities to meet new building codes and the redesign of utility systems, which could increase the company's operating costs, including the cost of electricity and energy. For example, many nations, particularly in the EU, have communicated plans to decarbonize their healthcare systems and achieve net zero emissions by 2050, which may require us to incur material costs in order to do so. Failure to sufficiently decarbonize or comply with climate-related requirements may impede our ability to operate in certain geographies and negatively affect our business. Our suppliers and third-party manufacturers and corporate partners face similar transition risks that could have an adverse effect on our business.

While costs related to compliance with environmental regulations cannot be predicted with certainty, we do not currently anticipate that these costs will have a material effect on our capital expenditures, earnings and competitive position.

For more information, see Item 1A. Risk Factors "Climate change and related natural disasters, as well as legal, regulatory, or market measures to address climate change, can negatively affect our business and operations."

Other Information

We are subject to the information requirements of the Securities Exchange Act of 1934 ("Exchange Act"). Therefore, we file periodic reports, proxy and information statements and other information with U.S. Securities and Exchange Commission ("SEC"). SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with SEC.

Our website is www.gilead.com. Through a link on the "Investors" page of our website (under the "Financials - SEC Filings" section), we make available the following filings free of charge as soon as reasonably practicable after they are electronically filed with or furnished to SEC: our Annual Reports on Form 10-K; Quarterly Reports on Form 10-Q; Current Reports on Form 8-K; and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

Website references are provided throughout this document for convenience. The content on the referenced websites does not constitute a part of and is not incorporated by reference into this Annual Report on Form 10-K.

Our Executive Officers and Directors

The following tables list our executive officers and directors as of the filing date of this Annual Report on Form 10-K:

Executive Officers

Name	Age	Position
Daniel P. O'Day	61	Chairman and Chief Executive Officer
Dietmar Berger	63	Chief Medical Officer
Andrew D. Dickinson	56	Chief Financial Officer
Johanna Mercier	56	Chief Commercial and Corporate Affairs Officer
Keeley M. Cain Wettan	51	Executive Vice President, General Counsel, Legal and Compliance

Directors

Name	Age	Principal Occupation or Employment
Daniel P. O'Day, Chairman	61	Chairman and Chief Executive Officer of Gilead Sciences, Inc.
Anthony Welters, Lead Independent Director	70	Chairman and Chief Executive Officer, CINQ Care Inc.
Jacqueline K. Barton, Ph.D.	73	Professor Emerita, California Institute of Technology
Jeffrey A. Bluestone, Ph.D.	72	Former President and Chief Executive Officer, Sonoma Biotherapeutics, Inc.
Sandra J. Horning, M.D.	77	Retired Chief Medical Officer, Roche, Inc.
Kelly A. Kramer	58	Retired Chief Financial Officer, Cisco Systems, Inc.
Ted W. Love, M.D.	66	Former Chair of Board of Directors, Biotechnology Innovation Organization
Harish Manwani	72	Senior Operating Partner, Blackstone Inc.
Javier J. Rodriguez	55	Chief Executive Officer, DaVita Inc.

ITEM 1A. RISK FACTORS

In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky in addition to the other information in this Annual Report on Form 10-K. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation (including the commercial or scientific reputation of our products), prospects, product pipeline and sales, operating and financial results, financial condition, cash flows, liquidity and stock price. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

Product and Commercialization Risks

Certain of our products subject us to additional or heightened risks.

HIV

We receive a substantial portion of our revenue from sales of our products for the treatment and prevention of HIV infection. We may be unable to sustain or increase sales of our HIV products for any number of reasons, including market share gains by competitive products, including generics, or the inability to introduce new HIV medications necessary to remain competitive. In such case, we may need to scale back our operations, including our future drug development and spending on research and development ("R&D") efforts.

Cell Therapy

Advancing a novel and personalized therapy, such as Yescarta or Tecartus, which are chimeric antigen receptor ("CAR") T-cell therapies, creates significant challenges, including:

- developing and maintaining a robust and reliable process for engineering a patient's T cells in our facilities and infusing them back into the patient;

- conditioning patients with chemotherapy in advance of administering our therapy, which may increase the risk of adverse side effects; and

- securing sufficient supply of other medications to manage side effects, such as tocilizumab and corticosteroids, which may not be available in sufficient quantities, may not adequately control the side effects and/or may have detrimental impacts on the efficacy of cell therapy.

In addition, future cell therapy products may be subject to a Risk Evaluation and Mitigation Strategy ("REMS"), which is a drug safety program that the U.S. Food and Drug Administration ("FDA") may require for certain drugs. For example, until June 2025, Yescarta and Tecartus were subject to a REMS requirement to manage the risks of cytokine release syndrome and neurologic toxicities, which required a certification process for hospitals and clinics that dispense the products.

The use of engineered T cells as a potential cancer treatment is a recent development and may not be broadly accepted by physicians, patients, hospitals, cancer treatment centers, payers and others in the medical community. For example, in January 2024, FDA instituted a class labeling change for all approved CAR T-cell therapies, including a "boxed warning" about the possible risk of secondary T-cell malignancies in patients treated with CAR T-cell therapy. For challenges related to the reimbursement of Yescarta and Tecartus, see also **"**Our existing products are subject to pricing and reimbursement pressures from government agencies and other third parties, including required discounts and rebates."

We rely on third-party sites to collect patients' white blood cells, known as apheresis centers, as well as shippers, couriers, and hospitals for the logistical collection of patients' white blood cells and ultimate delivery of Yescarta and Tecartus to patients. Disruptions or difficulties at these vendors could result in product loss and regulatory action. Apheresis centers may also decline to participate in our quality certification process, or we may be unable to complete such certification in a timely manner or at all, which could delay or constrain our manufacturing and commercialization efforts.

We also face risks related to our in-house CAR T-cell therapy manufacturing facilities in California, Maryland and the Netherlands, spanning process development, vector manufacturing, clinical trial production and commercial product manufacturing. Quality, reliability and speed are critical in cell therapy manufacturing to quickly and safely deliver our cell therapies to patients. Any delays or quality issues with our manufacturing operations could adversely affect our business and damage our reputation. In addition, we may not be able to sufficiently increase manufacturing network capacity to meet growing demand.

Our success depends on developing and commercializing new products or expanding the indications for existing products.

If we are unable to launch commercially successful new products or new indications for existing products, including approval for earlier lines of therapy, our business will be adversely impacted. The launch of commercially successful products is necessary to grow our business, cover our substantial R&D expenses, and offset revenue losses when existing products lose market share due to factors such as competition and loss of patent exclusivity. There are many difficulties and uncertainties inherent in drug development and the introduction of new products. The product development cycle is characterized by significant investments of resources, long lead times and unpredictable outcomes due to the nature of developing medicines for human use. We expend significant time and resources on our product pipeline as well as on preparations for potential commercial launch without any assurance that we will recoup our investments or that our efforts will be commercially successful. A high rate of failure is inherent in the discovery and development of new products, and failure can occur at any point in the process, including late in the process after substantial investment. Such failures have had, and may have in the future, a negative impact on our business and financial results, including as a result of our inability to recover R&D, clinical trial, acquisition-related and other expenses incurred in connection with the development of and launch preparations for our product candidates. For example, we enter into commitments to purchase materials and supplies in anticipation of the potential manufacture and sale of new product candidates, and if the development, approval or launch of these product candidates is delayed or otherwise unsuccessful, we may experience excess inventory that needs to be written down, losses on firm commitments to purchase inventory, or other related costs and expenses resulting from such commitments.

Additionally, we face public attention and scrutiny related to the complex decisions we make concerning the pricing, global supply and distribution, allocation and intellectual property of our commercialized products, as well as other factors that may contribute to patient access to our medicines, all of which may adversely affect our business and our corporate reputation.

We face challenges in accurately forecasting sales because of the difficulties in predicting demand for our products and fluctuations in purchasing patterns or wholesaler inventories.

We may be unable to accurately predict demand for our products as demand depends on a number of factors. If we do not accurately forecast demand or manufacture products at levels to align with actual demand, then we may experience product shortages or build excess inventory that may need to be written off. For example, product demand may be adversely affected if physicians do not see the benefit of our products. Additionally, uptake of new products may not materialize as expected, or at all in the case of unsuccessful product candidates. For example, Veklury sales generally reflect COVID-19 related rates and severity of infections and hospitalizations, as well as the availability, uptake and effectiveness of vaccines and alternative treatments for COVID-19, and future sales in the short- and long-term remain uncertain.

Additionally, the non-retail sector in the U.S., which includes government institutions, including state AIDS Drug Assistance Programs, the U.S. Department of Veterans Affairs, correctional facilities and large health maintenance organizations, tends to be less consistent in terms of buying patterns and often causes quarter-over-quarter fluctuations that do not mirror actual patient demand for our products. Federal and state budget pressures, as well as the annual grant cycles for federal and state funds, may cause purchasing patterns to not reflect patient demand for our products. We expect to continue to experience fluctuations in the purchasing patterns of our non-retail customers. In light of the budget crises faced by many European countries, we have observed variations in purchasing patterns induced by cost containment measures in Europe. We believe these measures have caused some government agencies and other purchasers to reduce inventory of our products in the distribution channels, and we may continue to see this trend in the future.

We sell and distribute most of our products in the U.S. exclusively through the wholesaler/distributor channel. Historically, approximately 90% of our gross product sales in the U.S. have been to three wholesalers—Cardinal Health, Inc., Cencora, Inc. and McKesson Corporation—and their specialty distributor affiliates. The U.S. wholesalers and distributors with whom we have entered into inventory management agreements make estimates to determine end-user demand and may not be accurate in matching their inventory levels to actual end-user demand. As a result, changes in inventory levels held by those wholesalers and distributors can cause our operating results to fluctuate unexpectedly if our sales to these wholesalers and distributors do not match end-user demand. In addition, inventory is held at retail and specialty pharmacies and other non-wholesaler/distributor locations with whom we have no inventory management agreements and no control over buying patterns. Adverse changes in economic conditions, increased competition or other factors may cause retail and specialty pharmacies to reduce their inventories of our products, which would reduce their orders from wholesalers and distributors and, consequently, the wholesalers' and distributors' orders from us, even if end-user demand has not changed. In addition, we have observed that strong wholesaler/distributor and sub-wholesaler/distributor purchases of our products in the second half of the year typically results in inventory draw-down by wholesalers/distributors and sub-wholesalers/distributors in the subsequent first quarter. As inventory in the distribution channel fluctuates from quarter to quarter, we may continue to see fluctuations in our earnings and a mismatch between prescription demand for our products and our revenues.

We face significant competition from global pharmaceutical and biotechnology companies, specialized pharmaceutical firms and generic drug manufacturers.

New branded or generic products entering major markets affect our ability to maintain pricing and market share. Our products compete with other available products based primarily on efficacy, safety, tolerability, acceptance by doctors, ease of patient compliance, ease of use, price, insurance and other reimbursement coverage, distribution and marketing. A number of companies, including large pharmaceutical and biotechnology companies and specialized pharmaceutical firms acting either independently or together with other such companies, are pursuing the development of products and technologies that may be competitive with our existing products or research programs. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection or may establish collaborative arrangements for competitive products or programs. We may be adversely impacted if any of these competitors gain market share as a result of new technologies, commercialization strategies or otherwise.

Our existing products are subject to pricing and reimbursement pressures from government agencies and other third parties, including required discounts and rebates.

Successful commercialization of our products depends, in part, on the availability and amount of third-party payer reimbursement for our products and related treatments and medical services in the markets where we sell our products. As our products mature, pricing pressures from private insurers and government payers often result in a reduction of the net product prices.

Legislative and regulatory actions affecting government prescription drug procurement and reimbursement programs occur relatively frequently. We may be adversely impacted by any such legislative and regulatory actions, though it is difficult to predict the impact, if any, on the use and reimbursement of our products.

In the U.S., the European Union ("EU") and other significant or potentially significant markets for our products and product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services. The volume of drug pricing-related legislation and administrative action has dramatically increased in recent years, including:

- U.S. Congress has enacted laws requiring manufacturer refunds on certain amounts of discarded drug from single-use vials and eliminating the existing cap on Medicaid rebate amounts beginning in 2024.

- U.S. Congress has enacted the Inflation Reduction Act of 2022 ("IRA"), which, among other changes, (1) requires the Department of Health and Human Services to "negotiate" Medicare prices for certain drugs (starting with 10 drugs in 2026, adding 15 drugs in 2027 and 2028, and adding 20 drugs in 2029 and subsequent years), which could also affect the Medicaid rebate obligations and the ceiling prices charged to covered entities under Section 340B of the Public Health Service Act ("340B") if such prices are lower than the Medicaid Best Price and reduce the Average Sales Price and associated Medicare reimbursement rate for products reimbursed under Medicare Part B; (2) imposes an inflation-based rebate on Medicare Part B utilization starting in 2023 and Part D utilization beginning October 1, 2022; and (3) restructures the Medicare Part D benefit to cap out-of-pocket expenses for Part D beneficiaries beginning in 2024 and, effective January 1, 2025, increases Part D plans' contributions in the catastrophic coverage phase and increases manufacturers' discount contributions across coverage phases such that manufacturers must pay a 10% discount in the initial coverage phase and a 20% discount in the catastrophic phase on drugs utilized by all Part D beneficiaries, including low income subsidy patients. In January 2026, the Department of Health and Human Services selected Biktarvy for Medicare negotiation of Medicare prices that will be effective beginning in 2028, and more of our products may be selected in the future. We continue to evaluate the potential impact of the IRA on our business, but we anticipate that the negotiated Medicare price will be substantially lower than the price we currently charge in Medicare and may also lead to increased rebates we owe Medicaid agencies and reduced ceiling prices charged to 340B covered entities. The Centers for Medicare and Medicaid Services ("CMS") has issued a number of guidance documents governing certain aspects of the IRA, but it remains unclear how certain provisions of the IRA are being implemented due to lack of full transparency. Additional guidance, legislation or rulemaking may be issued that could change the scope or implementation of the IRA. In addition, multiple manufacturers and trade organizations have challenged the Medicare negotiation provisions of the IRA, and additional legal challenges may be filed in the future. While the full impact of the IRA on our business and the pharmaceutical industry remains uncertain at this time, we anticipate that the IRA will increase our payment obligations under the redesigned Part D discount program, limit the prices we can charge for our products, and increase the rebates we must provide government programs for our products, thereby reducing our profitability and negatively impacting our financial results.

- U.S. Congress has enacted the One Big Beautiful Bill ("OBBB") Act, which made several changes to the Medicaid program, such as imposing Medicaid work requirements and imposing stricter eligibility and enrollment standards. Most of these policies will take effect in 2027. In addition, the OBBB Act did not extend the availability of enhanced premium subsidies, which subsidize patient premiums for Affordable Care Act ("ACA") health insurance exchange plans and expired at the end of 2025. If these subsidies are not reinstated, it is possible that patient enrollment in ACA exchange plans could substantially decrease. These changes, individually or in combination, could decrease health insurance coverage for patients taking our medicines, potentially disrupt access to our medicines for some individuals and negatively impact our financial results.

- Many state legislatures are considering, or have already enacted, legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as requiring manufacturers to publicly report proprietary pricing information, creating drug affordability review boards, establishing drug payment limits, and encouraging the use of generic drugs. A finding that one of our products is unaffordable could lead to legislative action to designate an upper limit on the amount certain purchasers and payors can pay for our products. These initiatives and such other legislation may cause added pricing pressures on our products, and the resulting impact on our business is uncertain at this time.

- Many countries outside the U.S., including the EU member states, have established complex and lengthy procedures to obtain price approvals and coverage reimbursement and periodically review their pricing and reimbursement decisions. The outcome of these reviews is unpredictable and may adversely affect the pricing and reimbursement of our medical products in the EU. Price reductions in one EU member state could affect pricing in others and negatively impact our financial results.

- U.S. Department of Commerce initiated an investigation on imports of pharmaceuticals and pharmaceutical ingredients, which may result in the current U.S. Presidential administration taking actions to impose potential tariffs or importation quotas in the pharmaceutical industry that could increase our manufacturing costs and adversely impact our supply chain resiliency and business competitiveness. For example, in September 2025, the U.S. Presidential administration announced plans to impose up to 100% tariffs on imported branded or patented pharmaceuticals, subject to certain exceptions. The specific impact remains uncertain at this time and is subject to the timing, scope and duration of any tariffs and actions imposed as well as broader tariffs and actions outside of the pharmaceutical industry.

- The current U.S. Presidential administration has indicated that it plans to pursue additional policies aimed at lowering prescription drug costs. The administration has issued multiple executive orders and statements that illustrate the intent to require pharmaceutical manufacturers to offer U.S. prices based on most favored-nation ("MFN") lowest prices and that direct specified agency heads to take certain actions if significant progress towards such MFN prices is not achieved. In July 2025, the President sent letters to Gilead and other pharmaceutical manufacturers outlining the steps the President believes pharmaceutical manufacturers must take to bring down the prices of prescription drugs in the U.S. to match the MFN price offered in other developed nations. The administration has announced agreements with certain manufacturers, including Gilead, around these issues and has stated that it has paused the implementation of tariffs on pharmaceuticals to allow for negotiation of agreements with additional manufacturers. In December 2025, Gilead reached an agreement with the administration to (1) pause the imposition of Section 232 tariffs on Gilead for three years, (2) implement MFN prices in Medicaid for select existing and future launched products, (3) set a new direct-to-patient price for Epclusa and (4) return a portion of increased international revenues to the U.S. if the U.S. government is successful in increasing drug prices abroad. In addition, the administration announced several demonstration projects that would implement MFN pricing for certain Medicare Part B and Part D drugs through manufacturer inflation rebates based on utilization. The administration also recently called on Congress to enact legislation codifying the administration's MFN deals, which are in part being effectuated under the GENErating cost Reductions fOr U.S. Medicaid (GENEROUS) Model. The specifics of these proposals and policies are evolving, and as a result, there is uncertainty as to how these and other potential legal and regulatory changes may impact our business.

- Actions by the current U.S. Presidential administration to reorganize federal health agencies or reduce or pause funding for domestic and international HIV treatment and prevention programs and grants, such as the U.S. President's Emergency Plan for AIDS Relief (PEPFAR) and Centers for Disease Control and Prevention (CDC) grants for HIV prevention, may adversely impact our business. Some of these initiatives may be subject to litigation or other challenge, increasing the uncertainty of their effects on our business.

A substantial portion of our product sales is subject to significant discounts from list price, including rebates that we may be required to pay state Medicaid agencies and discounts provided to covered entities under 340B. Changes to the 340B program or the Medicaid program at the federal or state level could have a material adverse effect on our business. For example, changes to the calculation of rebates under the Medicaid program could substantially increase our Medicaid rebate obligations and decrease the prices we charge 340B-covered entities. In addition, the continued growth of the 340B program has had the unintended consequence of an increasingly out of scope percentage of sales at deeply discounted 340B prices due, in part, to pervasive violations of the program's diversion and duplicate discount prohibitions. Detecting and remedying these program integrity violations is challenging.

In March 2022, we implemented a contract pharmacy integrity initiative for our branded hepatitis C virus ("HCV") products. This integrity initiative does not involve any products from Asegua Therapeutics LLC. Our integrity initiative requires covered entities that enter into 340B bill to/ship to arrangements with contract pharmacies for our branded HCV products to provide claims level data for units dispensed from such contract pharmacies; covered entities without an in-house pharmacy that choose not to participate in the initiative can designate a single contract pharmacy for shipment. Certain manufacturers that have implemented other contract pharmacy integrity programs have received enforcement letters from the U.S. Department of Health and Human Services ("HHS") asserting that those programs violate the 340B statute, have been referred to the HHS Office of Inspector General for assessment of civil monetary penalties, and have been subject to administrative dispute resolution proceedings brought on behalf of covered entities. Some of these manufacturers are challenging HHS's position in litigation. The U.S. Courts of Appeals for the Third Circuit and the District of Columbia Circuit have held that HHS's enforcement actions are unlawful, and a decision by the U.S. Court of Appeals for the Seventh Circuit is pending. A growing number of states have also enacted laws requiring manufacturers to provide 340B pricing through contract pharmacy arrangements, and additional states may adopt similar laws; we believe these laws, which are being challenged in ongoing litigation, are invalid but we have carved out covered entities in certain states from our integrity initiative while litigation challenging these laws proceeds. We also believe that our integrity initiative complies with the requirements of the 340B statute. However, additional legal or legislative developments with respect to the 340B program, including potential litigation with HHS or other stakeholders, may negatively impact our ability to implement or continue our integrity initiative.

In addition, standard reimbursement structures do not always adequately reimburse for innovative therapies. For example, CMS established a severity-adjusted diagnosis-related group ("DRG") 018 for Medicare inpatient reimbursement of CAR T-cell products such as Yescarta and Tecartus. While the DRG has a significantly higher base payment amount than the prior DRG 016, the payment available may not be sufficient to reimburse some hospitals for their cost of care for patients receiving Yescarta and Tecartus. When reimbursement is not aligned well to account for treatment costs, Medicare beneficiaries may be denied access as this misalignment could impact the willingness of some hospitals to offer the therapy and of doctors to recommend the therapy. Additionally, in the EU, there are barriers to reimbursement in individual countries that could limit the uptake of Yescarta and Tecartus.

Moreover, we estimate the rebates we will be required to pay in connection with sales during a particular quarter based on claims data from prior quarters. In the U.S., actual rebate claims are typically made by payers one to three quarters in arrears. Actual claims and payments may vary significantly from our estimates.

We may experience adverse impacts resulting from the importation of our products from lower price markets or the distribution of illegally diverted or counterfeit versions of our products.

Prices for our products are based on local market economics and competition and sometimes differ from country to country. Our sales in countries with relatively higher prices may be reduced if products can be imported and resold into those countries from lower price markets. For example, in January 2024, FDA authorized Florida's proposed program to import prescription drugs from Canada, and U.S. sales may be adversely affected if Florida meets the additional requirements set by FDA in its authorization. We have entered into agreements with generic drug manufacturers as well as licensing agreements with the Medicines Patent Pool, a United Nations-backed public health organization, which allow generic drug manufacturers to manufacture generic versions of certain of our products for distribution in certain low- and middle-income countries. We may be adversely affected if any generic versions of our products, whether or not produced and/or distributed under these agreements, are exported to the U.S., the EU or markets with higher prices.

In the EU, we are required to permit products purchased in one EU member state to be sold in another member state. Purchases of our products in member states where our selling prices are relatively low for resale in member states in which our selling prices are relatively high can affect the inventory level held by our wholesalers and can cause the relative sales levels in the various countries to fluctuate from quarter to quarter and not reflect the actual consumer demand in any given quarter.

Additionally, diverted products may be used in countries where they have not been approved and patients may source the diverted products outside the legitimate supply chain. These diverted products may be handled, shipped and stored inappropriately, which may affect the quality and/or efficacy of the products and could harm patients and adversely impact us.

We are also aware of the existence of various suppliers around the world that, without Gilead's authorization, purport to source our products and generic versions of our products and sell them for use in countries where those products have not been approved. As a result, patients may be at risk of taking unapproved medications that may not be what they purport to be, may not have the potency they claim to have or may contain harmful substances, which could harm patients and adversely impact us.

Further, third parties have illegally distributed and sold, and may continue to illegally distribute and sell, illegally diverted and counterfeit versions of our medicines, which do not meet the rigorous quality standards of our manufacturing and supply chain. For example, as part of a U.S. civil enforcement lawsuit, we seized thousands of bottles of Gilead-labeled medication with counterfeit supply chain documentation. Our investigation revealed that unauthorized pharmaceutical distributors sold counterfeit Gilead medicine to independent pharmacies nationwide.

Illegally diverted and counterfeit versions of Gilead-branded medicines exist and may pose a serious risk to patient health and safety. Our actions to stop or prevent the distribution and sale of illegally diverted and counterfeit versions of our medicines around the world may be costly and unsuccessful, which may adversely affect patients and our reputation and business, including our product revenues and financial results.

Product Development and Supply Chain Risks

We face risks in our clinical trials, including the potential for unfavorable results, delays in anticipated timelines and disruption.

We are required to demonstrate the safety and efficacy of product candidates that we develop for each intended use through extensive preclinical studies and clinical trials. The results from these studies do not always accurately predict results in later, large-scale clinical trials. Even successfully completed large-scale clinical trials may not result in marketable products.

We face numerous risks and uncertainties with our clinical trials that could result in delays or prevent completion of the development and approval of our product candidates, including challenges in clinical trial protocol design, our ability to enroll patients in clinical trials, the possibility of unfavorable or inadequate trial results to support further development of our product candidates, including failure to meet a trial's primary endpoint, safety issues arising from our clinical trials, and the need to modify or delay our clinical trials or to perform additional trials. For example, in January 2024, we announced that our Phase 3 EVOKE-01 study evaluating sacituzumab govitecan-hziy ("SG") did not meet its primary endpoint of overall survival in previously treated metastatic non-small cell lung cancer ("NSCLC"), which resulted in us recording an impairment charge during the three months ended March 31, 2024 (for more information, see Note 8. Goodwill and Intangible Assets of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K). In November 2025, we also announced that our Phase 3 ASCENT-07 study evaluating SG as a first-line treatment post-endocrine therapy in hormone receptor-positive, human epidermal growth factor receptor 2-negative ("HR+/HER2-") metastatic breast cancer patients did not meet the primary endpoint of progression-free survival. While this information did not result in an impairment of the associated finite-lived intangible asset related to Trodelvy, potential future adverse changes in estimated Trodelvy revenues could negatively impact our results of operations and result in impairment charges in future periods.

As a result, we may be unable to successfully complete our clinical trials on our anticipated timelines, or at all. Based on trial results, it is possible that FDA and other regulatory authorities do not approve our product candidates, or that any market approvals include significant limitations on the products' use. Additionally, products and indications approved under accelerated approval pathways may be subject to withdrawal where confirmatory studies are unsuccessful. In addition, clinical trials involving our commercial products can raise new safety issues for our existing products, which could adversely impact our business. Further, we have in the past and we may in the future make a strategic decision to discontinue development of our product candidates, including but not limited to situations where we believe commercialization will be difficult relative to other opportunities in our pipeline. Therefore, our product candidates may never be successfully commercialized, and we may be unable to recoup the significant R&D, clinical trial, acquisition-related and other expenses incurred. We expect to spend significant time and resources on our clinical trial activities without any assurance that we will recoup our investments or that our efforts will be commercially successful.

There are also risks associated with the use of third parties in our clinical trial activities. We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house. We rely on third-party contract research organizations ("CROs") to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management, patient enrollment, ongoing monitoring, site management and bioanalysis. Many important aspects of the services performed for us by the CROs are not within our direct control. If there is any dispute or disruption in our relationships with our CROs, including as a result of legislative or regulatory actions (such as the recently enacted BIOSECURE Act in the U.S.), our clinical trials and regulatory submissions may be delayed and our costs may increase. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by our CROs and investigators at the clinical trial sites. If any of their processes, methodologies or results were determined to be invalid, inadequate or in violation of Good Clinical Practices and related regulations, our own clinical data and results and related regulatory approvals may be adversely affected.

We may not be able to obtain materials or supplies necessary to conduct clinical trials or to manufacture and sell our products, or we may face manufacturing difficulties, delays or interruptions, including at our third-party manufacturers and corporate partners, which could limit our ability to generate revenues.

We need access to certain materials and supplies to conduct our clinical trials and to manufacture and sell our products. If we are unable to purchase enough of these materials and supplies or find suitable alternatives in a timely manner, our development efforts for our product candidates may be delayed or our ability to manufacture and sell our products could be limited.

Suppliers of key components and materials must be named in the new drug/biologics application or marketing authorization application filed with the regulatory authority for any product candidate for which we are seeking marketing approval, and significant delays can occur if the qualification of a new supplier is required. Our products, which are manufactured and tested at our own facilities or by third-party contract manufacturing organizations ("CMOs"), third-party contract testing laboratories ("CTLs") and corporate partners, are the result of complex, highly regulated manufacturing processes. We depend on CMOs, CTLs and corporate partners to perform manufacturing and testing activities effectively and on a timely basis for the majority of our active pharmaceutical ingredients and drug products. These third parties are independent entities subject to their own unique operational and financial risks that are out of our control. Some of our products and the materials that we utilize in our operations are manufactured and/or tested by only one supplier or at only one facility, which we may not be able to replace in a timely manner and on commercially reasonable terms, or at all. We and our CMOs, CTLs and corporate partners are subject to current Good Manufacturing Practices ("cGMP"), which are extensive regulations governing manufacturing processes, release and stability testing, recordkeeping and quality standards as defined by FDA and European Medicines Agency ("EMA"), as well as comparable regulations in other jurisdictions. Manufacturing operations are also subject to routine inspections by regulatory agencies. Even after a supplier is qualified by the regulatory authority, the supplier must continue to expend time, money and effort in the area of production and quality control to maintain full compliance with cGMP. If, as a result of these inspections, a regulatory authority determines that the equipment, facilities, laboratories or processes do not comply with applicable regulations and conditions of product approval, the regulatory authority may suspend the manufacturing operations. There can be no assurance that we or our CMOs, CTLs or other corporate partners will be able to remedy any deficiencies cited by FDA or other regulatory agencies in their inspections. Further, there is risk that regulatory agencies in other countries where marketing applications are pending will undertake similar additional reviews or apply a heightened standard of review, which could delay the regulatory approvals for products in those countries.

A significant portion of the raw materials and intermediates in the manufacturing of our products and product candidates are supplied by third-party suppliers, manufacturers and corporate partners outside of the U.S. As a result, any geopolitical or economic factors in a specific country or region, including any new, or changes in or interpretations of existing law, trade regulations, or compliance requirements (such as the recently enacted BIOSECURE Act) or tax that would limit or prevent third parties outside of the U.S. from supplying these materials could adversely affect our ability to manufacture and supply our products to meet market needs and have a material and adverse effect on our operating results. Such factors may also negatively impact our ability to supply our clinical trials and commercial product, which may result in the delay of our clinical trials and regulatory submissions, and could lead to regulatory delays, increased costs, and/or lost revenue.

Any adverse developments affecting or resulting from any single entity within our manufacturing operations or the operations of our CMOs, CTLs and corporate partners can result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the development and commercial supply of our products, which may result in us not being able to generate sufficient quantities of clinical or commercial product to meet market demand and may cause delays in our clinical trials and applications for regulatory approval. We have incurred, and will continue to incur, inventory write-off charges and other expenses for products that fail to meet specifications and quality standards as well as changes we may adopt in our manufacturing strategy, and we may need to undertake costly remediation efforts or seek more costly manufacturing alternatives. Such developments could increase our manufacturing costs, cause us to lose revenues or market share and damage our reputation. Our business may be adversely affected if approval of any of our product candidates were delayed or if production of our products were interrupted.

Regulatory and Other Legal Risks

Our operations depend on compliance with complex FDA and comparable international regulations. Failure to obtain broad approvals on a timely basis or to maintain compliance, including if significant safety issues arise for our marketed products or our product candidates, could delay or halt commercialization of our products.

The products we develop must be approved for marketing and sale by regulatory authorities and, once approved, are subject to extensive regulation by FDA, EMA and comparable regulatory agencies in other countries. We have filed, and anticipate that we will continue to file, for marketing approval in additional countries and for additional indications and products. These and any future marketing applications we file may not be approved by the regulatory authorities on a timely basis, or at all, and changes or disruptions at FDA or other regulatory agencies, including as a result of budget cuts and employee layoffs, could impair the ability of these agencies to timely review and process our applications. Even if marketing approval is granted for our product candidates, there may be significant limitations on their use. We cannot state with certainty when or whether any of our product candidates under development will be approved or launched; whether we will be able to develop, license or acquire additional product candidates or products; or whether any products, once launched, will be commercially successful.

Further, how we manufacture and sell our products is subject to extensive regulation and review. For example, under FDA rules, we are often required to conduct post-approval clinical studies to assess a known serious risk, signals of serious risk or to identify an unexpected serious risk. In certain circumstances, we may be required to implement a Risk Evaluation and Mitigation Strategy program for our products, which could include a medication guide, patient package insert, a communication plan to healthcare providers, restrictions on distribution or use of a product and other elements FDA deems necessary to assure safe use of the drug. Discovery of previously unknown problems with our marketed products or product candidates, including serious safety, resistance or drug interaction issues, or problems with our manufacturing, safety reporting or promotional activities, may result in regulatory approvals being delayed, denied or granted with significant restrictions on our products, including limitations on or the withdrawal of the products from the market.

As additional studies are conducted after obtaining marketing approval for our products, and as our products are used over longer periods of time by many patients, including patients with underlying health problems or those taking other medicines, we expect to continue finding new issues related to safety, resistance or drug interactions. Any such issues may require changes to our product labels, such as additional warnings, contraindications or even narrowed indications, or the halt of product sales.

Regulatory authorities have been moving towards more active and transparent pharmacovigilance and are making greater amounts of stand-alone safety information and clinical trial data directly available to the public through websites and other means, such as periodic safety update report summaries, risk management plan summaries and various adverse event data. Safety information, without the appropriate context and expertise, may be misinterpreted and lead to misperception or legal action.

Failure to comply with these or other requirements imposed by FDA could result in significant civil monetary penalties, fines, suspensions of regulatory approvals, product recalls, seizure of products and criminal prosecutions.

We are impacted by evolving laws, regulations and legislative or regulatory actions applicable to the healthcare industry.

The healthcare industry is subject to various federal, state and international laws and regulations pertaining to drug approval, manufacturing, reimbursement, rebates, price reporting, healthcare fraud and abuse, and data privacy and security. In the U.S., these laws include anti-kickback and false claims laws, the Federal Food, Drug, and Cosmetic Act, laws and regulations relating to the Medicare and Medicaid programs and other federal and state programs, such as the Medicaid Rebate Statute and the 340B statute, laws that regulate written and verbal communications about our products, individual state laws relating to pricing and sales and marketing practices, the Health Insurance Portability and Accountability Act and other federal and state laws relating to the privacy and security of health information, including the Department of Justice Final Rule on Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which impacts how and where clinical and other sensitive data is shared. Actual or alleged violations of these laws or any related regulations may be punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, civil monetary penalties, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid and U.S. Department of Veterans Affairs and U.S. Department of Defense health programs, actions against executives overseeing our business and significant remediation measures, negative publicity or other consequences. These laws and regulations are broad in scope and subject to changing and evolving interpretations, including as a result of legal challenges, which may increase following the U.S. Supreme Court decision to overrule the *Chevron* doctrine, any of which could require us to incur substantial costs associated with compliance, alter one or more of our sales or marketing practices, adversely affect health insurance reimbursement of our products, or impact our ability to obtain or maintain regulatory approvals. The resulting impact on our business is uncertain and could be material. We may also become subject to new laws and regulations. For example, recently enacted and proposed legislation in the U.S., such as the BIOSECURE Act (which, among other things, prohibits U.S. executive agencies from contracting with, or expending loans or granting funds to, companies that use biotechnology equipment or services for certain activities from certain foreign-owned entities) and the ABC Safe Drug Act (which, among other things, could prohibit U.S. federal health care programs from purchasing drugs and drug ingredients manufactured in China), has the potential to adversely impact our ability to receive goods or services from such entities, including certain of which we use in connection with our clinical trials and our clinical and commercial manufacturing, which could increase the cost or limit the supply of material available to us, delay the procurement or supply of such material, delay or impact clinical trials and regulatory submissions, delay the launch of commercial products and adversely affect our financial condition and business prospects. In January 2026, the European Medicines Agency and FDA jointly established new artificial intelligence ("AI") principles in drug development that provide broad guidance on AI use in evidence generation and monitoring across all phases of a medicine's lifecycle - from early research and clinical trials to manufacturing and drug safety. These AI principles may lead to future regulatory guidance and requirements in various jurisdictions, which could affect the use of AI in our business.

In addition, government price reporting and payment regulations are complex, and we are continually assessing the methods by which we calculate and report pricing in accordance with these obligations. Our methodologies for calculations are inherently subject to assumptions and may be subject to review and challenge by various government agencies, which may disagree with our interpretation. If the government disagrees with our reported calculations, we may need to restate previously reported data and could be subject to additional financial and legal liability.

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There also continues to be enhanced scrutiny of company-sponsored patient assistance programs, including co-pay assistance programs and manufacturer donations to third-party charities that provide such assistance. There has also been enhanced scrutiny by governments on reimbursement support offerings and other patient support offerings, clinical education programs and promotional speaker programs. Despite our training and compliance program, our internal control policies and procedures may not protect us from unlawful acts committed by our employees or agents. If we, or our agents and vendors, are deemed to have failed to comply with laws, regulations or government guidance in any of these areas, we could be subject to criminal or civil sanctions. Any similar violations by our competitors could also negatively impact our industry's reputation and increase scrutiny over our business and our products.

For a description of our government investigations and related litigation, see Note 12. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Our success depends to a significant degree on our ability to obtain and defend our patents and other intellectual property rights both domestically and internationally, and to operate without infringing upon the patents or other proprietary rights of third parties.

Patents and other proprietary rights are very important to our business. As part of our business strategy, we actively seek patent protection both in the U.S. and internationally covering our compounds, products and technology. Our success depends to a significant degree on our ability to obtain patents and licenses to patent rights, enforce our patents and defend against infringement of our patents and efforts to invalidate them, operate without infringing on the intellectual property of others, and preserve trade secrets and internal know-how.

Our pending patent applications and the patent applications filed by our collaborative partners may not be able to prevent third parties from developing compounds or products that are closely related to those which we have developed or are developing. In addition, certain countries do not provide effective mechanisms for enforcement of our patents, and third-party manufacturers may be able to sell generic versions of our products in those countries. Because patent applications are confidential for a period of time after filing, we may not know if our competitors have filed applications for technology covered by our pending applications or if we were the first to file an application directed toward the technology that is the subject of our patent applications. If competitors file patent applications covering our technology, we may have to participate in litigation, post-grant proceedings before the U.S. Patent and Trademark Office or other proceedings to determine the right to a patent or validity of any patent granted. Such litigation and proceedings are unpredictable and expensive, and could divert management attention from other operations, such that, even if we are ultimately successful, we may be adversely impacted.

Patents covering our existing compounds, products and technology, and those that we will likely file in the future, may not provide complete or adequate protection. Filing patent applications is a fact-intensive and complex process. We may file patent applications that ultimately do not result in patents or have patents that do not provide adequate protection for the related product. Patent term extensions may be available for products we are developing, but we cannot be certain we will obtain them. Future litigation or other proceedings regarding the enforcement or validity of our existing patents or any future patents could result in the invalidation of our patents or substantially reduce their protection. In addition, we may face criticism as a result of our legitimate use of the patent systems to protect our investments in new and useful innovations in medicine. Further, incentives and exclusivities relating to our products and product candidates may change in the future. We are aware that several countries are considering changes to support sharing how to make and use new inventions that could impact the current patent systems and protections for innovation. Any such changes could also impact the voluntary licensing patent programs that we establish for our products to support access to medicines.

Generic manufacturers have sought, and may continue to seek, FDA approval to market generic versions of our products through an abbreviated new drug application ("ANDA"), the application process typically used by manufacturers seeking approval of a generic drug. For a description of our ANDA litigation, see Note 12. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. ANDA litigation and related settlement and license agreements, in some cases, may result in a loss of exclusivity for our patents sooner than we would otherwise expect. In addition, loss of exclusivity may be earlier than expected under these settlement and license agreements under certain circumstances. For example, settlement and license agreements with generic manufacturers typically include acceleration clauses that permit generic entry before the agreed-upon entry date in certain circumstances, and generic manufacturers may continue to challenge the patents protecting our products. The entry of generic versions of our products has, and may in the future, lead to market share and price erosion.

If we are found to infringe the valid patents of third parties, we may be required to pay significant monetary damages or we may be prevented from commercializing products or may be required to obtain licenses from these third parties. We may not be able to obtain alternative technologies or any required license on commercially reasonable terms or at all. If we fail to obtain these licenses or alternative technologies, we may be unable to develop or commercialize some or all of our products. For example, we are aware of patents and patent applications owned by other parties that such parties may claim to cover the use of our products and research activities. For a description of our pending patent litigation, see Note 12. Commitments and

Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Furthermore, we also rely on unpatented trade secrets and improvements, unpatented internal know-how and technological innovation. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. We cannot be certain that these parties will comply with these confidentiality agreements, that we have adequate remedies for any breach or that our trade secrets, internal know-how or technological innovation will not otherwise become known or be independently discovered by our competitors. Under some of our R&D agreements, inventions become jointly owned by us and our corporate partner and in other cases become the exclusive property of one party. In certain circumstances, it can be difficult to determine who owns a particular invention and disputes could arise regarding those inventions. We could be adversely affected if our trade secrets, internal know-how, technological innovation or confidential information became known or independently discovered by competitors or if we enter into disputes over ownership of inventions.

We face potentially significant liability and increased expenses from litigation and government investigations relating to our products and operations.

We are involved in a number of litigation, investigation and other dispute-related matters that require us to expend substantial internal and financial resources. From time to time, these matters require us to pay significant monetary amounts, including royalty payments for past and future sales. We expect these matters will continue to require a high level of internal and financial resources for the foreseeable future. These matters have reduced, and are expected to continue to reduce, our earnings and require significant management attention.

In addition, the testing, manufacturing, marketing and use of our commercial products, as well as product candidates in development, involve substantial risk of product liability claims. These claims may be made directly by consumers, healthcare providers, pharmaceutical companies or others. We have limited insurance for product liabilities that may arise and claims may exceed our coverage.

For a description of our litigation, investigation and other dispute-related matters, see Note 12. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. The outcome of such legal proceedings or any other legal proceedings that may be brought against us, the investigations or any other investigations that may be initiated and any other dispute-related matters, are inherently uncertain, and adverse developments or outcomes can result in significant expenses, monetary damages, penalties or injunctive relief against us.

Operational Risks

Our business has been, and may in the future be, adversely affected by outbreaks of epidemic, pandemic or contagious diseases.

Actual or threatened outbreaks of epidemic, pandemic or contagious diseases, or other public health emergencies, may significantly disrupt our global operations and adversely affect our business, financial condition and results of operations. As seen during the COVID-19 pandemic, outbreaks can result in global supply chain and logistics disruptions and distribution constraints. The impact of an outbreak or other public health crisis on our results of operations and financial condition would depend on numerous evolving factors, but could involve higher operating expenses, lower demand for our products as a result of governmental, business and individuals' actions taken in response to such an event (including quarantines, travel restrictions and interruptions to healthcare services, which can impact enrollment in or operation of our clinical trials or limit patients' ability or willingness to access and seek care), challenges associated with the safety of our employees and safe occupancy of our job sites, and financial market volatility and significant macroeconomic uncertainty in global markets. An outbreak or public health emergency also could amplify many of the other risks described throughout the "Risk Factors" section of this Annual Report on Form 10-K.

We face risks associated with our global operations.

Our global operations are accompanied by certain financial, political, economic and other risks, including those listed below:

- Foreign Currency Exchange: Because a significant percentage of our product sales is denominated in foreign currencies, primarily the Euro, we face exposure to adverse movements in foreign currency exchange rates. Overall, we are a net receiver of foreign currencies, and therefore, we benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar. Our hedging program does not eliminate our exposure to currency fluctuations. We may be adversely impacted if the U.S. dollar appreciates significantly against certain currencies and our hedging program does not sufficiently offset the effects of such appreciation. For example, see "Foreign Currency Exchange Impact" in Part II, Item 7 of this Annual Report on Form 10-K for a discussion of our exposure to movements in foreign currency exchange rates, primarily in the Euro, and the impacts from foreign currency exchange, net of hedges, for the year ended December 31, 2025.

- Interest Rates and Inflation: We have interest-generating assets and interest-bearing liabilities, including our senior unsecured notes and credit facilities. Fluctuations in interest rates could expose us to increased financial risk. In addition, high inflation, such as what we have seen in recent years, has adversely impacted and may in the future adversely impact our business and financial results.

- Anti-Bribery: We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws that govern our international operations with respect to payments to government officials. Our international operations are heavily regulated and require significant interaction with foreign officials. We operate in parts of the world that have experienced governmental corruption to some degree. In certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state-controlled, in a manner that is different than local custom. It is possible that certain of our practices may be challenged under these laws. In addition, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees and agents. Enforcement activities under anti-bribery laws could subject us to administrative and legal proceedings and actions, which could result in civil and criminal sanctions, including monetary penalties and exclusion from healthcare programs.

  Other risks inherent in conducting a global business include:

- Restrictive government actions against our intellectual property and other assets such as nationalization, expropriation, the imposition of compulsory licenses or similar actions, including waiver of intellectual property protections.

- Changes in trade policies by the U.S. or foreign governments, which may result in protectionist measures, such as new or increased sanctions, tariffs (such as the country-specific tariffs and related retaliatory actions implemented by the U.S. and other countries), embargoes, import and export licensing requirements or other trade restrictions, or the threat of such restrictions.

- Political instability or disruption in a geographic region where we operate, regardless of cause, including war, terrorism, social unrest and political changes, including in China, Russia, Ukraine, Israel and surrounding areas.

- Increasing use of social media platforms and modern technologies present new risks and challenges, and inappropriate or unauthorized use of these platforms can result in exposure of sensitive data or information and damage our brand and reputation.

Climate change and related natural disasters, as well as legal, regulatory, or market measures to address climate change, can negatively affect our business and operations.

Many of our operations and facilities, including those essential to our manufacturing, R&D and commercialization/distribution activities, are located in regions subject to natural or man-made disasters, such as climate change, earthquakes, hurricanes, rising sea levels and flooding, fires, extreme heat, drought or other extreme weather conditions, or efforts taken by third parties to prevent or mitigate such disasters, such as public safety power shutoffs and facility shutdowns. The severity and frequency of weather-related events has been amplified, and is expected to continue to be amplified, by climate change. Such natural disasters have caused, and in the future may cause, damage to and/or disrupt our operations, which may result in a material adverse effect on our business and financial results. Additionally, our corporate headquarters in Foster City and certain R&D and manufacturing facilities are located in California, a region that is seismically active and prone to wildfires. Our business continuity plans and contingencies, including periodic assessments of our natural disaster risk as part of our overall enterprise risk management program, may be insufficient, and a major earthquake or other natural disaster can result in significant recovery time and a prolonged interruption to our operational and business activities. We may be required to incur significant costs to remedy the effects of such natural disasters and to resume or restore our operations, which could adversely impact us.

In addition, laws and regulations relating to climate change continue to evolve and may impose new or modified requirements on our operations. These requirements, which can differ across jurisdictions, subject us to many transition risks, including, for example, new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased sustainability disclosures and transparency, investments in data gathering and reporting systems, upgrades of facilities to meet new building codes and the redesign of utility systems, which could increase the company's operating costs, including the cost of electricity and energy. For example, many nations, particularly in the EU, have communicated plans to decarbonize their healthcare systems and achieve net zero emissions by 2050, which may require us to incur material costs in order to do so. Failure to sufficiently decarbonize or comply with climate-related requirements may impede our ability to operate in certain geographies and negatively affect our business. Regulatory efforts, both internationally and in the U.S., are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted, modified or reversed or what their ultimate impact on our business will be.

Our suppliers and third-party manufacturers and corporate partners similarly face these risks that could have an adverse effect on our business, and any disruption to their operations could have an adverse effect on our manufacturing and supply chain.

Our aspirations, goals and disclosures related to corporate responsibility matters expose us to numerous risks, including risks to our reputation and stock price.

We are subject to evolving and sometimes conflicting investor and other stakeholder expectations concerning corporate responsibility matters, such as environmental sustainability and climate change and related targets or performance. These expectations and standards are varied and evolving, and may be inconsistent with our current practices. It is not possible for our practices to satisfy all investors and stakeholders, and our reputation, our ability to attract or retain employees and our attractiveness as an investment, business partner or acquiror could be negatively impacted. For example, we face public attention and scrutiny regarding global patient access to our medicines, which may negatively impact our corporate reputation. Similarly, our pursuit of certain corporate responsibility practices, as well as our failure or perceived failure to pursue or fulfill our goals, targets and objectives, or to satisfy various reporting standards within the timelines we announce, or at all, could also similarly adversely impact us and expose us to government enforcement actions, stakeholder criticism or negative campaigns, and private litigation.

We depend on relationships with third parties for sales and marketing performance, technology, development, logistics and commercialization of products. Failure to maintain these relationships, poor performance by these companies or disputes with these third parties could negatively impact our business.

We rely on a number of collaborative relationships with third parties for our sales and marketing performance in certain territories. In some countries, we rely on international distributors for sales of certain of our products. Some of these relationships also involve the clinical development of these products by our partners. Reliance on collaborative relationships poses a number of risks, including the risk that:

- we are unable to control the resources our corporate partners devote to our programs or products;

- disputes may arise with respect to the ownership of rights to technology developed with our corporate partners;

- disagreements with our corporate partners could cause delays in, or termination of, the research, development or commercialization of product candidates or result in litigation or arbitration;

- contracts with our corporate partners may fail to provide significant protection or may fail to be effectively enforced if one of these partners fails to perform;

- our corporate partners have considerable discretion in electing whether to pursue the development of any additional products and may pursue alternative technologies or products either on their own or in collaboration with our competitors;

- our corporate partners with marketing rights may choose to pursue competing technologies or to devote fewer resources to the marketing of our products than they do to products of their own development; and

- our distributors and our corporate partners may be unable to pay us.

Given these risks, there is a great deal of uncertainty regarding the success of our current and future collaborative efforts. If these efforts fail, our product development or commercialization of new products could be delayed or revenues from products could decline.

Due to the specialized and technical nature of our business, the failure to attract, develop and retain highly qualified personnel could adversely impact us.

Our future success will depend in large part on our continued ability to attract, develop and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, governmental regulation and commercialization. Our ability to do so also depends in part on how well we maintain a strong workplace culture that is attractive to employees. In addition, competition for qualified personnel in the biopharmaceutical field is intense, and there is a limited pool of qualified potential employees to recruit. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. Furthermore, changes to immigration and work authorization laws and regulations could make it more difficult for employees to work in or transfer to one of the jurisdictions in which we operate. Additionally, we periodically make adjustments, including to the size and composition of our workforce, to reflect our personnel needs in response to changing macroeconomic conditions, market opportunities, management changes, acquisitions, cost levels and other internal and external considerations, which may adversely impact our workplace culture and ability to retain and incentivize employees.

Information system service interruptions or breaches, including significant cybersecurity incidents, could give rise to legal liability and regulatory action under data protection and privacy laws and adversely affect our business and operations.

We are dependent upon information technology systems, infrastructure and data. For example, our Kite Konnect platform is critical to maintain chain of identity and chain of custody for our cell therapies. The multitude and complexity of our computer systems make them inherently vulnerable to service interruption or destruction, including those caused by failures during system upgrades or implementations, user error, network or hardware failure, malicious intrusion and ransomware attack. Likewise, data privacy or cybersecurity incidents or breaches by employees or others, including the unauthorized use of AI tools, can result in the exposure of or misuse of sensitive data, including our intellectual property or trade secrets or the personal information of our employees, patients, customers or other business partners to unauthorized persons or to the public. Additionally, businesses which we have acquired, or may in the future acquire, may have undiscovered vulnerabilities in their information technology systems, which could increase our risk of cybersecurity incidents. If our information systems or third-party information systems on which we rely suffer severe damage, disruption or shutdown, including during upgrades or new implementations, and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience delays in reporting our financial results, and we may lose revenue and profits as a result of our inability to timely manufacture, distribute, invoice and collect payments.

Cybersecurity attacks and incidents are increasing in their frequency, sophistication and intensity. Malicious actors seek to steal money, gain unauthorized access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognized or discovered until after a significant period of time well after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defenses can be readied. Malicious actors are also increasingly developing methods to avoid prevention, detection and alerting capabilities, including employing counter-forensic tactics making response activities more difficult. Such attacks and incidents include, for example, the deployment of harmful malware, exploitation of vulnerabilities, computer viruses, key loggers, ransomware, denial-of-service, social engineering and other means to affect service reliability and operations and threaten data confidentiality, integrity and availability. Recent developments in the threat landscape include the use of increasingly sophisticated and evolving AI and machine learning tools. Our business and technology partners face similar risks, and any security breach of their systems could adversely affect our security posture.

Like many companies, we have experienced and expect to continue to be the target of cybersecurity incidents, including data breaches and temporary service interruptions. When cybersecurity incidents occur, our policy is to respond and address them in accordance with applicable governmental regulations and other legal requirements, including our cybersecurity protocols. There can be no assurance that our efforts in response to cybersecurity incidents, as well as our investments to protect our information technology infrastructure and data, will shield us from significant losses, brand and reputational harm and potential liability or prevent any future interruption or breach of our systems. Additionally, it may take considerable time for us to investigate and evaluate the full impact of cybersecurity incidents, particularly for sophisticated attacks, which may inhibit our ability to provide prompt, full and reliable information about cybersecurity incidents to our customers, regulators and the public. Such cybersecurity incidents can cause the loss of critical or sensitive information, including personal information, and could give rise to legal liability and regulatory action under data protection and privacy laws. Financial, legal, business, or reputational losses may result from a cybersecurity incident or breach of our information technology systems.

Regulators globally are also imposing data privacy and security requirements, such as EU's General Data Protection Regulation ("GDPR") and other domestic data privacy and security laws, such as the California Consumer Privacy Act and the California Privacy Rights Act. These and other similar types of laws and regulations that have been or may be passed often include requirements with respect to personal information, and non-compliance with such laws may result in liability through private actions (subject to statutorily defined damages in the event of certain data breaches) and government enforcement. Other changes or new laws or regulations associated with the enhanced protection of personal information could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions in which we operate.

Strategic and Financial Risks

We are subject to risks associated with engaging in business acquisitions, licensing arrangements, collaborations, options, equity investments, asset divestitures and other strategic transactions.

We have engaged in, and may in the future engage in, such transactions as part of our business strategy. We may not identify suitable transactions in the future and, if we do, we may not complete such transactions in a timely manner, on a cost-effective basis, or at all, including the possibility that a governmental entity or regulatory body may delay or refuse to grant approval for the consummation of the transaction. If we are successful in making an acquisition or closing a licensing arrangement or collaboration, the products, intellectual property and technologies that are acquired or licensed may not be successful or may require significantly greater resources and investments than anticipated. As required by U.S. generally accepted accounting principles, we conduct annual impairment testing of our goodwill and other indefinite-lived intangible assets in the fourth quarter or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. We have in the past and may in the future need to recognize impairment charges related to the products, intellectual property and technologies that are acquired or licensed as a result of such testing. For option structured deals, there is no assurance that we will elect to exercise our option right, and it is possible that disagreements, uncertainties or other circumstances may arise, including with respect to whether our option rights have been appropriately triggered, which may hinder our ability to realize the expected benefits. For equity investments in our strategic partners, such as in connection with our collaborations with Arcus Biosciences, Inc., Galapagos NV and Arcellx, Inc., the value of our equity investments may fluctuate and decline in value. If we are not successful in the execution or implementation of these transactions, our financial condition, cash flows and results of operations may be adversely affected, and our stock price could decline.

We have paid substantial amounts of cash and incurred additional debt to finance our strategic transactions. Additional indebtedness and a lower cash balance could result in a downgrade of our credit ratings, limit our ability to borrow additional funds or refinance existing debt on favorable terms, increase our vulnerability to adverse economic or industry conditions, and reduce our financial flexibility to continue with our capital investments, stock repurchases and dividend payments. We may be adversely impacted by any failure to overcome these additional risks.

Our U.S. manufacturing and R&D investments may not achieve their intended benefits and could adversely affect our business, results of operations and cash flows.

We are undertaking significant multi-year capital investments to expand our U.S. manufacturing capabilities and accelerate R&D, including our initiative to invest $32 billion in the U.S. through 2030. These investments are subject to numerous risks, including construction and commissioning delays, cost inflation, supply chain constraints, contractor performance, permitting and zoning challenges and the availability of skilled labor, and we may not complete our announced investments on a timely basis or at all. New or expanded facilities must meet cGMP and other regulatory requirements, are subject to FDA and other inspections, process validation and qualification, and their construction depends on third-party suppliers and partners whose performance we do not control. Any failure, delay, observation or remediation requirement could defer or limit production, increase costs or result in enforcement actions or other liabilities. We may not realize anticipated economic, employment, productivity, scale or innovation benefits, anticipated cost savings or future growth, and our reputation may be damaged, if these projects are delayed or unable to be completed in a cost-effective manner. This could also lead to underutilized assets, inventory write-offs or asset impairments. Changes in laws or policies, including drug pricing reform, tax credits and incentives, environmental, health and safety standards, or tariff, trade and sourcing rules, could reduce expected returns on our investments or increase investment or operating costs. In addition, these initiatives require significant attention from management, capital expenditures and ongoing operating expenses and may increase variability in our margins and cash flows. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, cash flows and reputation.

Changes in our effective income tax rate could reduce our earnings.

We are subject to income taxes in the U.S. and various foreign jurisdictions. Due to economic and political conditions, various countries are actively considering and have made changes to existing tax laws, and we cannot predict the form or timing of such changes. Our effective tax rates are affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, the introduction of new taxes, and changes in tax laws, regulations, administrative practices and interpretations, including in the U.S., Germany and Ireland.

We are also subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service and tax authorities in various foreign jurisdictions. There are differing interpretations of tax laws and regulations and, as a result, significant disputes may arise with these tax authorities, including with respect to issues of the timing and amount of deductions and allocations of income among various tax jurisdictions. We may be adversely affected by the resolution of one or more of these exposures in any reporting period.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy

Processes Used to Assess, Identify, and Manage Material Risks from Cybersecurity Threats

Risk Assessment and Management

We manage material risks from cybersecurity threats through a cross-functional and layered approach that is designed to detect, identify, respond to, recover from and protect against cybersecurity incidents, and which is informed by industry recognized standards.

Our security governance function, which includes key employees who work in Information Security, Legal, and Privacy teams, such as our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO"), are responsible for establishing and implementing cybersecurity policies and procedures, which includes developing and updating our enterprise Incident Response Plan ("IRP"), managing incident response, and overseeing any policy exceptions and potential compensating controls.

Additionally, we assess our cybersecurity program's maturity annually and implement and maintain controls that are designed to evaluate and improve our cybersecurity program, such as vulnerability assessments and penetration tests, as needed. We also maintain employee cybersecurity training and awareness programs around various cybersecurity topics, including reporting incidents, phishing, ransomware, remote working, cloud security, privileged access and removable media.

Our process for assessing, identifying and managing material risks from cybersecurity threats is integrated into our overall risk management process. We have a robust enterprise risk management ("ERM") program that plays an important role in seeking to manage and address existing and emerging risks, including cybersecurity risks, which are critical to our overall business goals and objectives. The ERM team updates our Chief Executive Officer ("CEO") and his leadership team on cybersecurity risks as well as their potential impact, likelihood, potential mitigation plan and status.

Engagement of Third-Party Advisors

We engage third-party advisors, including assessors and cybersecurity consultants, to assess, validate and enhance our cybersecurity program. We benefit from engaging third parties to provide specialized skills, knowledge, tools and resources. These third parties also help reduce costs, increase efficiency, improve quality, mitigate risks and review cybersecurity strategy, trends and threat landscape.

Incident Response

We have a dedicated Information Security team, whose duties include managing and coordinating incident response efforts. This team collaborates closely with other teams within the company, including teams within information technology ("IT"), Legal and Privacy, in identifying, analyzing and responding to cybersecurity incidents, which includes tracking cybersecurity incidents to help identify any related incidents. When cybersecurity incidents are identified, our practice is to respond to and address them utilizing incident classifications and escalation protocols, in accordance with applicable governmental regulations and other legal requirements. Where necessary or appropriate, we also engage third-party advisors to assist in the incident response process.

We have an IRP designed to assist the company to prepare for and respond to cybersecurity incidents, and which also provides for escalation to management based on incident severity. Our IRP processes are regularly tested, including through tabletop exercises designed to help identify strengths and areas for improvement, and we update our IRP process as appropriate.

Third-Party Service Provider Risk Management

We have a process in place to oversee and identify risks from cybersecurity threats associated with our use of key third-party service providers during the course of engagement. The company uses an external risk management software program to identify, assess, monitor and mitigate risks associated with third-party relationships, including cybersecurity risks. Our vendor security assessment process evaluates key vendors and, where appropriate, assesses vendor controls for IT security, privacy, business continuity and other third-party risks. Following an evaluation, the company determines and prioritizes risks based on their potential impact, which helps inform the appropriate level of additional due diligence and ongoing compliance monitoring. The third-party risk assessment is a cross-functional effort involving our end-user, Legal, Privacy and Information Security teams.

Material Risks from Cybersecurity Threats

Like many companies, we face cybersecurity threats and have experienced cybersecurity incidents, including data breaches and temporary service interruptions. Since the beginning of fiscal year 2025, the company has not identified risks from known cybersecurity threats or incidents that have materially affected us or are reasonably likely to materially affect us. Nevertheless, there can be no assurance that our efforts in response to cybersecurity incidents, as well as our investments to protect our IT infrastructure and data, will shield us from significant losses, brand and reputational harm and potential liability or prevent any future interruption or breach of our systems. Such cybersecurity incidents can cause the loss of critical or sensitive information, including personal information, and could give rise to legal liability and regulatory action under data protection and privacy laws. For additional information on cybersecurity risks we face, see Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K under the heading "Information system service interruptions or breaches, including significant cybersecurity incidents, could give rise to legal liability and regulatory action under data protection and privacy laws and adversely affect our business and operations."

Cybersecurity Governance

Board Oversight of Risks from Cybersecurity Threats

Our Board of Directors plays an important role in overseeing cybersecurity risks. Our Board of Directors has established an oversight structure for monitoring the effectiveness of, and risks related to, the cybersecurity program. The Audit Committee has been designated by the Board to oversee cybersecurity and information technology risks. The Audit Committee receives quarterly cybersecurity updates from our CISO, and the chair of the Audit Committee meets with the CISO individually on a quarterly basis. These updates often address topics such as ongoing efforts to improve our cybersecurity posture, operational metrics, incident metrics and mitigation actions, and may include key metrics such as those related to cybersecurity maturity, risk reduction, cybersecurity program health, and audit and compliance activities. The Audit Committee updates the Board on its activities at each regularly scheduled Board meeting. Updates related to cybersecurity are provided to the Board on an annual basis as part of an overall ERM update. In addition to this regular reporting, significant cybersecurity events may also be escalated on an as-needed basis through the company's organizational structure in accordance with the IRP.

Management's Role in Assessing and Managing Material Risks from Cybersecurity Threats

Our CIO and CISO, supported by a cross-functional team, have primary responsibility for assessing and managing our cybersecurity program and the related risks. Details of the risk management and escalation processes are discussed in "Cybersecurity Risk Management and Strategy" above. Our CIO has over 20 years of IT and cybersecurity experience in large biopharmaceutical and life sciences industries, having served in various roles of increasing leadership at a global biopharmaceutical company before joining the company in April 2025. In her current role, the CIO is responsible for implementing enterprise-wide IT and AI strategies for the company. Our CISO has over 30 years of IT and cybersecurity experience in large biopharmaceutical, life sciences, financial and technology industries, including over ten years with the company, and is responsible for managing the security architecture, engineering, technology operations, monitoring, incident response, risk, governance, quality and compliance at the company.

The company's Information Security group, which reports to the CISO, is comprised of teams that engage in a range of cybersecurity activities such as security operations, security engineering, data privacy controls, validation, compliance and audit readiness. Leaders of each team are expected to collaborate to help increase visibility of key issues and alignment with strategy. As noted above, the company's IRP includes standard processes for escalating significant cybersecurity incidents to management, including the CIO and CISO. The company engages external legal advisors, cybersecurity forensic firms, communication specialists and other third-party advisors, as appropriate, to assist and advise on cybersecurity program review, cybersecurity program testing and incident response.

ITEM 2.   PROPERTIES

Our corporate headquarters are located in Foster City, California, where we house administrative, R&D and manufacturing activities. Our other significant owned and leased properties are in the following locations:

- Administrative facilities: Raleigh, North Carolina*; Parsippany, New Jersey*; Washington, D.C.*; and Cork, Ireland*;
- R&D facilities: Oceanside, California; Santa Monica, California; Frederick, Maryland; Philadelphia, Pennsylvania*; Edmonton, Canada; Dublin, Ireland*; Cambridge, United Kingdom*; and Oxford, United Kingdom*;
- Manufacturing facilities: El Segundo, California*; La Verne, California; Oceanside, California; Santa Monica, California; Frederick, Maryland; Edmonton, Canada; Cork, Ireland*; and Hoofddorp, Netherlands*. For more information about our manufacturing facilities, see the "Raw Materials and Manufacturing" section in Item 1. Business.

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*   Leased property

We believe that our existing properties, including both owned and leased sites, are adequate and suitable for the conduct of our business. We believe our capital resources are sufficient to purchase, lease or construct any additional facilities required to meet our expected long-term growth needs.

ITEM 3.   LEGAL PROCEEDINGS

For a description of our significant pending legal proceedings, see Note 12. Commitments and Contingencies - Legal Proceedings of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "GILD."

Holders

As of February 13, 2026, we had approximately 1,305 stockholders of record of our common stock.

Dividends

For the years ended December 31, 2025 and 2024, we paid quarterly dividends. We expect to continue to pay quarterly dividends, although the amount and timing of any future dividends are subject to declaration by our Board of Directors. Additional information is included in Consolidated Statements of Stockholders' Equity of Part II, Item 8 of this Annual Report on Form 10-K and "Liquidity and Capital Resources" of Part II, Item 7 of this Annual Report on Form 10-K.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information with respect to our equity compensation plans in effect as of December 31, 2025:

(in millions, except exercise price) Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Rights[1] (a)	Weighted-average Exercise Price of Outstanding Options and Rights[1] (b)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders:			
2022 Equity Incentive Plan	27.2	$ 76.08	61.6
Employee Stock Purchase Plan[2]	—	$ —	21.8
Total equity compensation plans approved by security holders	27.2	$ 76.08	83.4
Equity compensation plans not approved by security holders	—	$ —	—
Total	27.2	$ 76.08	83.4

[1] Includes 18 million restricted stock units and performance share units. These awards have no exercise price and are not included in the weighted-average exercise price of outstanding awards.

[2] Under our Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

Performance Graph[1]

The following graph compares our cumulative total stockholder return for the past five years to two indices: the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the Nasdaq Biotechnology Index ("NBI Index"). The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

Comparison of Cumulative Total Return on Investment for the Past Five Years[2]



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[1] This section is not "soliciting material," is not deemed "filed" with U.S. Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2] Shows the cumulative return on investment assuming an investment of $100 in our common stock, the NBI Index and the S&P 500 Index on December 31, 2020, and assuming that all dividends were reinvested.

Issuer Purchases of Equity Securities

In the first quarter of 2020, our Board of Directors authorized a $5.0 billion stock repurchase program ("2020 Program"), under which we started repurchases in December 2022. In the third quarter of 2025, our Board of Directors authorized a $6.0 billion stock repurchase program ("2025 Program"), which will commence upon the completion of the 2020 Program.

Both the 2020 Program and 2025 Program have no fixed expiration, and purchases under these programs may be made in the open market or in privately negotiated transactions, but the programs do not obligate us to repurchase any specific number of shares and may be amended, suspended or discontinued at any time.

The table below summarizes our stock repurchase activity for the three months ended December 31, 2025:

	Total Number of Shares Purchased (in thousands)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (in thousands)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs (in millions)
October 1 - October 31, 2025	1,235	$ 117.15	1,194	$ 6,892
November 1 - November 30, 2025	402	$ 121.26	362	$ 6,848
December 1 - December 31, 2025	818	$ 121.20	381	$ 6,802
Total[1]	2,456	$ 119.17	1,936	

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[1] The difference between the total number of shares purchased and the total number of shares purchased as part of a publicly announced program is due to shares of common stock withheld by us from employee restricted stock awards in order to satisfy applicable tax withholding obligations.

ITEM 6. [RESERVED]

ITEM 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis is intended to provide material information around events and uncertainties known to management that are relevant to an assessment of the financial condition and results of operations of Gilead and should therefore be read in conjunction with our audited Consolidated Financial Statements and the related notes thereto and other disclosures included as part of this Annual Report on Form 10-K (including the disclosures under Part I, Item 1A. Risk Factors). Additional information related to the comparison of our results of operations and liquidity and capital resources between the years 2024 and 2023 is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our 2024 Form 10-K filed with U.S. Securities and Exchange Commission.

Management Overview

Gilead Sciences, Inc. (including its consolidated subsidiaries, referred to as "Gilead," the "company," "we," "our" or "us") is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. We are committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19 and cancer. We operate in more than 35 countries worldwide, with headquarters in Foster City, California.

Our strategic ambitions are to (i) bring 10+ transformative therapies to patients by 2030 (tracking since 2020); (ii) be a biotech employer and partner of choice; and (iii) deliver shareholder value in a sustainable and responsible manner. Our strategic priorities, as refreshed in late 2025, to deliver on these ambitions include: (i) maximize impact of long-acting HIV therapies; (ii) accelerate our pipeline build in oncology and inflammation; (iii) adopt and scale artificial intelligence to transform how we work; (iv) prioritize investments for highest impact; and (v) strengthen collaboration to accelerate innovation.

Year in Review

During 2025, we delivered growth in our HIV product sales, introduced Yeztugo, the first and only twice-yearly HIV pre-exposure prophylaxis ("PrEP") option available in the U.S., and expanded Livdelzi's market share in the treatment of primary biliary cholangitis ("PBC"). As evidenced by various late-stage clinical trial updates in HIV and oncology, we continued to invest in our business and research and development ("R&D") pipeline through advancement of our portfolio and broadening of available therapies, including through acquisitions and collaborations. Meanwhile, we maintained our financial position by lowering operating expenses, repaying senior notes coming due and providing shareholder returns through dividends and share repurchases. The following represents a summary of notable business updates and events since the filing of our Annual Report on Form 10-K for the year ended December 31, 2024, including certain items from our press releases, which readers are encouraged to review in full as available on our website at www.gilead.com. The content on the referenced website does not constitute a part of and is not incorporated by reference into this Annual Report on Form 10-K.

Virology

- Announced positive topline Phase 3 results from the ARTISTRY-1 and ARTISTRY-2 trial, evaluating our investigational daily oral single-tablet regimen of bictegravir 75mg and lenacapavir 50mg ("BIC/LEN") for virologically suppressed adults with HIV. BIC/LEN met its primary endpoint, demonstrating non-inferiority to baseline multi-tablet antiviral regimens (ARTISTRY-1) and Biktarvy (ARTISTRY-2).

- Announced settlement agreements to resolve Biktarvy patent litigation with generic manufacturers Lupin Ltd., Cipla Ltd. and Laurus Labs Ltd. Under the agreements, the earliest date the three generic manufacturers can market a generic version of full dose Biktarvy in the U.S. is April 1, 2036, subject to standard acceleration provisions. This is more than two years later than our previous loss of exclusivity projection for Biktarvy (December 2033).

- Received a strong recommendation for the use of twice-yearly injectable Yeztugo (lenacapavir) for HIV PrEP in the new U.S. Centers for Disease Control and Prevention guidelines.

- Announced a partnership with the U.S. State Department and the U.S. President's Emergency Plan for AIDS Relief ("PEPFAR") to deliver lenacapavir for HIV PrEP for up to two million people over three years in countries supported by both PEPFAR and the Global Fund.

- Received European Commission ("EC") marketing authorization for Yeytuo (lenacapavir) for PrEP to reduce the risk of sexually acquired HIV-1 in adults and adolescents with increased HIV-1 acquisition risk.

- Received U.S. Food and Drug Administration ("FDA") approval for Yeztugo (lenacapavir) for PrEP to reduce the risk of sexually acquired HIV in adults and adolescents weighing at least 35kg.

- Announced that FDA had placed a clinical hold on the HIV treatment trials of GS-1720 and/or GS-4182, including the WONDERS-1 and WONDERS-2 trials. These drug candidates are investigational and not approved anywhere globally.

Oncology
- Announced that we entered into a definitive agreement to acquire all of the outstanding common stock of Arcellx, Inc. ("Arcellx"), providing us with full control of its leading pipeline candidate, anitocabtagene autoleucel, an investigational BCMA-directed CAR-T cell therapy for patients with relapsed and/or refractory multiple myeloma. This transaction is anticipated to close during the second quarter of 2026, subject to the satisfaction or waiver of customary closing conditions.
- Announced the discontinuation of the Phase 3 STAR-221 study, in partnership with Arcus Biosciences, Inc. ("Arcus"), evaluating the anti-TIGIT antibody domvanalimab ("dom") plus zimberelimab ("zim") and chemotherapy in first-line HER2- advanced gastric and esophageal cancers. The decision was based on the recommendation of the Independent Data Monitoring Committee, following review of data from a pre-specified interim analysis. Additionally, Gilead and Arcus will discontinue the Phase 2 EDGE-Gastric study evaluating dom and zim regimens in upper gastrointestinal cancers. Dom and zim are investigational products and are not approved anywhere globally.
- Announced that our Phase 3 ASCENT-07 study of Trodelvy evaluating sacituzumab govitecan-hziy ("SG") as a first-line treatment post-endocrine therapy in hormone receptor-positive, human epidermal growth factor receptor 2-negative ("HR+/HER2-") metastatic breast cancer patients did not meet the primary endpoint of progression-free survival. Overall survival is a key secondary endpoint and was not mature at the time of the primary analysis; however, an early trend was observed favoring patients treated with Trodelvy compared to chemotherapy.
- Presented Phase 3 ASCENT-03 data for Trodelvy in 1L metastatic triple-negative breast cancer ("mTNBC") patients who are not candidates for PD-1/PD-L1 checkpoint inhibitors at the 2025 European Society for Medical Oncology Congress. Trodelvy is not approved in this setting.
- Entered into a collaboration with Shenzhen Pregene Biopharma Co., Ltd. ("Pregene") to develop next-generation in vivo therapies.
- Announced the acquisition of Interius BioTherapeutics, Inc. ("Interius"), a privately held biotechnology company developing in vivo chimeric antigen receptor therapeutics, for approximately $350 million.
- Presented results from the Phase 3 ASCENT-04 trial evaluating Trodelvy plus Keytruda in 1L PD-L1+ mTNBC at the American Society of Clinical Oncology meeting. Trodelvy is not approved in this setting.
- Entered into an exclusive option and license agreement with Kymera Therapeutics, Inc. to develop novel oral molecular glue CDK2 degraders with broad oncology treatment potential.

Inflammation
- Received conditional marketing authorization from the EC for seladelpar for the treatment of PBC in combination with ursodeoxycholic acid ("UDCA") in adults who have an inadequate response to UDCA alone, or as monotherapy in those unable to tolerate UDCA.
- Entered into a strategic partnership with LEO Pharma A/S ("LEO Pharma") to develop and commercialize their pre-clinical oral signal transducer and activator of transcription 6 programs for the potential treatment of inflammatory diseases.

Corporate
- Announced an agreement with the U.S. government to lower the cost of medicines for Americans, reinforcing a commitment to U.S.-based innovation, affordability and global health leadership.
- Announced ground-breaking on a new Pharmaceutical Development and Manufacturing Technical Development Center in Foster City, California as part of a planned $32 billion investment in the U.S. through 2030.

The following table summarizes our key financial results for the year and period-over-period changes:

(in millions, except percentages and per share amounts)	Year Ended December 31,		Change
	2025	2024	
Total revenues	$ 29,443	$ 28,754	2 %
Net income attributable to Gilead	$ 8,510	$ 480	NM
Diluted earnings per share attributable to Gilead	$ 6.78	$ 0.38	NM

NM - Not Meaningful

Total revenues increased 2% to $29.4 billion in 2025, compared to 2024, primarily due to:

- Higher product sales primarily driven by HIV and Liver Disease products, partially offset by lower sales of Veklury; and

- Higher royalty, contract and other revenues.

Net income attributable to Gilead was $8.5 billion and diluted earnings per share attributable to Gilead was $6.78 in 2025, compared to net income attributable to Gilead of $480 million and $0.38 diluted earnings per share attributable to Gilead in 2024. The increase was primarily due to:

- A $3.8 billion acquired in-process research and development ("IPR&D") expense related to the acquisition of CymaBay Therapeutics, Inc. ("CymaBay") in 2024, which did not repeat in 2025;

- Lower pre-tax IPR&D partial impairment charges, with $590 million in 2025 related to assets acquired from MYR GmbH ("MYR") compared to $4.2 billion in 2024 related to assets acquired from Immunomedics, Inc.;

- Higher net unrealized gains on equity securities;

- Higher revenues; and

- Lower selling, general and administrative expenses; partially offset by

- Higher income tax expense.

Please refer to "Results of Operations" below for further information on 2025 results.

Outlook

As we look to 2026, we expect to see continued growth for our product sales overall, bolstered by increased demand in our HIV business. We anticipate that such growth will be partially offset by the impact of various policy-related developments in the U.S., as well as an expected decrease in our Veklury product sales due to lower rates of COVID-19-related hospitalizations and an expected decrease in our Cell Therapy product sales reflecting ongoing competitive headwinds.

Our R&D portfolio includes over 50 clinical-stage programs across our core therapeutic areas. We expect updates in 2026 on various clinical trials and certain regulatory filing submissions and decisions, including FDA decisions related to two first-line breast cancer therapies and an additional HIV treatment option. We plan to continue investing in our business and R&D pipeline both internally and externally through partnerships and select business development transactions. As part of our overall investment approach to fund the advancement of our pipeline and commercialization of our products, we will continue to focus on disciplined operating expense management.

Results of Operations

Revenues

The following table summarizes our Total revenues and period-over-period changes:

(in millions, except percentages)	Year Ended December 31, 2025 U.S.	Europe	Rest of World	Total	Year Ended December 31, 2024 U.S.	Europe	Rest of World	Total	Change
Product sales:									
HIV									
Biktarvy	$ 11,467	$ 1,676	$ 1,190	$ 14,334	$ 10,855	$ 1,509	$ 1,060	$ 13,423	*7 %*
Descovy	2,559	93	105	2,758	1,902	100	110	2,113	*31 %*
Genvoya	1,281	148	69	1,498	1,498	180	84	1,762	*(15)%*
Odefsey	881	246	40	1,167	957	290	41	1,288	*(9)%*
Symtuza - Revenue share[1]	363	120	12	495	450	130	12	592	*(16)%*
Other HIV[2]	352	109	40	500	257	129	48	434	*15 %*
Total HIV	16,904	2,392	1,456	20,752	15,918	2,339	1,355	19,612	*6 %*
Liver Disease									
Sofosbuvir/Velpatasvir[3]	636	292	344	1,272	922	299	374	1,596	*(20)%*
Vemlidy	507	49	514	1,070	486	44	428	959	*12 %*
Other Liver Disease[4]	476	330	69	874	192	202	73	467	*87 %*
Total Liver Disease	1,619	671	927	3,217	1,601	545	876	3,021	*6 %*
Veklury	470	151	290	911	892	284	623	1,799	*(49)%*
Oncology									
Cell Therapy									
Tecartus	153	158	32	344	234	138	31	403	*(15)%*
Yescarta	595	598	303	1,495	662	666	242	1,570	*(5)%*
Total Cell Therapy	748	755	335	1,839	896	804	274	1,973	*(7)%*
Trodelvy	877	347	173	1,397	902	294	119	1,315	*6 %*
Total Oncology	1,626	1,102	508	3,236	1,798	1,098	393	3,289	*(2)%*
Other									
AmBisome	20	267	221	509	44	276	212	533	*(5)%*
Other[5]	177	32	81	290	255	34	68	356	*(19)%*
Total Other	197	300	302	799	299	310	280	889	*(10)%*
Total product sales	20,816	4,617	3,483	28,915	20,508	4,576	3,526	28,610	*1 %*
Royalty, contract and other revenues	60	447	20	527	82	58	4	144	*NM*
Total revenues	$ 20,876	$ 5,064	$ 3,503	$ 29,443	$ 20,591	$ 4,634	$ 3,529	$ 28,754	*2 %*

NM - Not Meaningful

[1] Represents our revenue from cobicistat ("C"), emtricitabine ("FTC") and tenofovir alafenamide ("TAF") in Symtuza (darunavir/C/FTC/TAF), a fixed dose combination product commercialized by Janssen Sciences Ireland Unlimited Company. See Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

[2] Includes Atripla, Complera/Eviplera, Emtriva, Stribild, Sunlenca, Truvada, Tybost and Yeztugo/Yeytuo.

[3] Includes Epclusa and the authorized generic version of Epclusa sold by Gilead's separate subsidiary, Asegua Therapeutics LLC ("Asegua").

[4] Includes ledipasvir/sofosbuvir (Harvoni and the authorized generic version of Harvoni sold by Asegua), Hepcludex, Hepsera, Livdelzi/Lyvdelzi, Sovaldi, Viread and Vosevi.

[5] Includes Cayston, Jyseleca, Letairis and Zydelig.

HIV

HIV product sales increased 6% to $20.8 billion in 2025, compared to 2024, primarily due to higher demand for treatment and prevention, with average realized price being relatively flat despite the U.S. Medicare Part D program redesign impact. In particular:

- Biktarvy sales increased 7% primarily due to higher demand, including patients switching from Genvoya and other Gilead HIV products, partially offset by lower average realized price due to the U.S. Medicare Part D program redesign; and

- Descovy sales increased 31% primarily due to higher demand and average realized price.

Liver Disease

Liver Disease product sales increased 6% to $3.2 billion in 2025, compared to 2024, primarily due to higher demand for Livdelzi and products for chronic hepatitis B virus and chronic hepatitis D virus, partially offset by lower average realized price across all Liver Disease products, most notably for chronic hepatitis C virus, inclusive of the U.S. Medicare Part D program redesign impact.

Veklury

Veklury product sales decreased 49% to $911 million in 2025, compared to 2024, primarily due to lower COVID-19-related hospitalizations.

Oncology

Cell Therapy

Cell Therapy product sales decreased 7% to $1.8 billion in 2025, compared to 2024, primarily due to lower demand reflecting ongoing competitive headwinds.

Trodelvy

Trodelvy product sales increased 6% to $1.4 billion in 2025, compared to 2024, primarily due to higher demand in breast cancer treatment, partially offset by the indication withdrawal in bladder cancer treatment.

Gross-to-Net Deductions

Product sales are recorded net of estimated gross-to-net deductions, including rebates and chargebacks, patient co-pay assistance, prompt pay discounts, distributor fees, sales return provisions and other related deductions.

The following table summarizes our gross-to-net deductions and period-over-period changes:

	Year Ended December 31,		
(in millions, except percentages)	**2025**	**2024**	**Change**
Gross-to-net deductions[1]	$ 19,953	$ 17,776	*12 %*
% of gross product sales	41 %	38 %	*250 bps*

---

[1]   Includes rebates and chargebacks of $17.5 billion and $15.5 billion for the years ended December 31, 2025 and 2024, respectively. For further information, see "Critical Accounting Estimates" section below.

Gross-to-net deductions as a percentage of gross product sales increased in 2025, compared to 2024, primarily due to U.S. Medicare Part D program redesign impact.

Foreign Currency Exchange Impact

We generally face exposure to movements in foreign currency exchange rates, primarily in the Euro. We use foreign currency exchange contracts to hedge a portion of our foreign currency exposures.

Approximately 26% and 27% of our product sales were denominated in foreign currencies during 2025 and 2024, respectively. Foreign currency exchange, net of hedges, had a favorable impact on our total product sales of $56 million in 2025, based on a comparison using foreign currency exchange rates from 2024.

Royalty, Contract and Other Revenues

Royalty, contract and other revenues increased to $527 million in 2025, compared to 2024, primarily due to recognition of $400 million of previously constrained revenues from the sale of certain intellectual property.

Costs and Expenses

The following table summarizes our costs and expenses and period-over-period changes:

	Year Ended December 31,		
(in millions, except percentages)	**2025**	**2024**	**Change**
Cost of goods sold	$ 6,234	$ 6,251	*— %*
Product gross margin	78.4 %	78.2 %	*29 bps*
Research and development expenses	$ 5,799	$ 5,907	*(2)%*
Acquired in-process research and development expenses	$ 1,024	$ 4,663	*(78)%*
In-process research and development impairments	$ 590	$ 4,180	*(86)%*
Selling, general and administrative expenses	$ 5,774	$ 6,091	*(5)%*

Product Gross Margin

Product gross margin was 78.4% in 2025 and remained relatively flat compared to 2024.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs including salaries, benefits and stock-based compensation expense, infrastructure, materials and supplies and other support costs, research and clinical studies performed by contract research organizations and our collaboration partners and other outside services.

We manage these expenses by identifying the R&D activities we expect to be performed during a given period and then prioritizing efforts based on scientific data, probability of successful technical development and regulatory approval, market potential, available human and capital resources and other considerations. We regularly review our R&D activities based on unmet medical need and, as necessary, reallocate resources among our internal R&D portfolio and external opportunities that we believe will best support the long-term growth of our business. We do not track total R&D expenses by product candidate, therapeutic area or development phase.

The following table summarizes our Research and development expenses and period-over-period changes:

	Year Ended December 31,		
(in millions, except percentages)	**2025**	**2024**	**Change**
Personnel, infrastructure and other support costs	$ 3,427	$ 3,555	*(4)%*
Clinical studies and other costs	2,372	2,352	*1 %*
Research and development expenses	$ 5,799	$ 5,907	*(2)%*

Research and development expenses decreased 2% to $5.8 billion in 2025, compared to 2024. Personnel, infrastructure and other support costs decreased primarily due to the impact of stock-based compensation expenses and other integration costs related to the acquisition of CymaBay in 2024, which did not repeat in 2025, as well as lower restructuring costs. Clinical studies and other costs remained relatively flat, with higher expenses driven by fair value adjustments to the MYR-related contingent consideration largely offset by lower study-related and clinical manufacturing expenses.

Acquired In-Process Research and Development Expenses

Acquired in-process research and development expenses are recorded when incurred and reflect costs of externally-developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use, including upfront and pre-commercialization milestone payments related to various collaborations and the costs of rights to IPR&D projects.

Acquired in-process research and development expenses were $1.0 billion in 2025, primarily related to the following transactions:

- $311 million Interius acquisition;
- $250 million LEO Pharma collaboration upfront payment; and
- $200 million Pregene collaboration upfront and milestone payments.

Acquired in-process research and development expenses were $4.7 billion in 2024, primarily related to the following transactions:

- $3.8 billion CymaBay acquisition;
- $320 million Janssen Pharmaceutica NV future royalty obligation extinguishment related to seladelpar;
- $100 million Arcus collaboration continuation fee;
- $68 million Arcellx collaboration milestones met; and
- $47 million Tmunity Therapeutics, Inc. acquisition milestones met.

See Note 6. Acquisitions and Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information.

<u>In-Process Research and Development Impairments</u>

2025 Impairments

In the second quarter of 2025 and again in the fourth quarter of 2025, additional competitive clinical data became available indicating a potentially more competitive market for bulevirtide where it is not yet approved. Based on our evaluation of the data, and in connection with the preparation of the financial statements for the second quarter of 2025 and again for the year ended December 31, 2025, we performed impairment tests and determined that the revised estimated fair value of the bulevirtide IPR&D intangible asset was below its carrying value in both periods. As a result, we recognized partial impairment charges of $190 million and $400 million in In-process research and development impairments on our Consolidated Statements of Operations for the second and fourth quarters of 2025, respectively, for a total of $590 million for the year ended December 31, 2025.

To arrive at the revised estimated fair values as of June 30, 2025 and December 31, 2025, we used a probability-weighted income approach that discounts expected future cash flows to present value, which requires the use of Level 3 fair value measurements and inputs, including critical estimated inputs, such as: revenues and operating profits related to the planned utilization of bulevirtide outside of the European Union ("EU"), which includes inputs such as addressable patient population, projected market share, treatment duration, and the life of the potential commercialized product; the probability of technical and regulatory success; the time and resources needed to complete the development and approval of bulevirtide outside of the EU; an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile; and risks related to the viability of and potential alternative treatments in any future target markets. Our revised discounted cash flows for the June 30, 2025 and December 31, 2025 fair value estimations primarily reflected the updated expectations for bulevirtide's potential market share outside of the EU.

2024 Impairments

In January 2024, we received data from our Phase 3 EVOKE-01 study of Trodelvy evaluating SG indicating that the study did not meet its primary endpoint of overall survival in previously treated metastatic non-small cell lung cancer ("NSCLC"), thus triggering a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation of the study results and all other data available at the time, and in connection with the preparation of the financial statements for the first quarter of 2024, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $2.4 billion in In-process research and development impairments on our Consolidated Statements of Operations during the first quarter of 2024.

In September 2024, based on discussions with regulators and external opinion leaders and the completed evaluation of the Phase 3 EVOKE-01 study data, we made a strategic decision to discontinue our clinical development program in metastatic NSCLC for Trodelvy in the second-line indication. This decision triggered a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation, and in connection with the preparation of the financial statements for the third quarter of 2024, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $1.8 billion in In-process research and development impairments on our Consolidated Statements of Operations during the third quarter of 2024, bringing the full-year 2024 total to $4.2 billion.

To arrive at the revised estimated fair value, we used a probability-weighted income approach that discounts expected future cash flows to present value, which requires the use of Level 3 fair value measurements and inputs, including critical estimated inputs, such as: revenues and operating profits related to the planned utilization of SG in NSCLC, which, include inputs such as addressable patient population, projected market share, treatment duration, and the life of the potential commercialized product; the probability of technical and regulatory success; the time and resources needed to complete the development and approval of SG in NSCLC; an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile; and risks related to the viability of and potential alternative treatments in any future target markets. Our revised discounted cash flows for the March 31, 2024 fair value estimation primarily reflected the smaller addressable market that Trodelvy could serve among metastatic NSCLC patients and a delay in expected launch timing for second-line plus patients. Our revised discounted cash flows for the September 30, 2024 fair value estimation primarily reflected the removal of cash flows associated with second-line plus patients, and the remaining carrying value as of that date reflects Trodelvy's opportunity as a combination therapy in first-line metastatic NSCLC patients supported by its ongoing Phase 3 clinical trial in this patient population.

If future events result in adverse changes in the key assumptions used in determining fair value, including the timing of product launches, information on the competitive landscape of treatments in this indication, changes to the probability of technical or regulatory success, failure to obtain anticipated regulatory approval or discount rate, among others, additional impairments may be recorded and could be material to our financial statements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are recorded when incurred and consist primarily of personnel costs, facilities and overhead costs, and selling, marketing and advertising expenses, as well as other general and administrative costs related to finance, human resources, legal and other administrative activities.

The following table summarizes our Selling, general and administrative expenses and period-over-period changes:

| (in millions, except percentages) | Year Ended December 31, | | Change |
	2025	2024	
Selling and marketing expenses	$ 3,522	$ 3,453	2 %
General and administrative expenses	2,252	2,638	(15)%
Selling, general and administrative expenses	$ 5,774	$ 6,091	(5)%

Selling, general and administrative expenses decreased 5% to $5.8 billion in 2025, compared to 2024. Selling and marketing expenses increased primarily due to higher HIV promotional expenses. General and administrative expenses decreased primarily due to lower expenses related to corporate initiatives and legal matters, as well as the impact of stock-based compensation expenses and other integration costs related to the acquisition of CymaBay in 2024, which did not repeat in 2025, partially offset by donations of equity securities made to the Gilead Foundation.

Interest Expense and Other (Income) Expense, Net

The following table summarizes our Interest expense and Other (income) expense, net and period-over-period changes:

| (in millions, except percentages) | Year Ended December 31, | | Change |
	2025	2024	
Interest expense	$ 1,024	$ 977	5 %
Other (income) expense, net	$ (798)	$ (6)	NM
(Gain) loss from equity securities, net	$ (451)	$ 274	NM
Interest income	$ (349)	$ (281)	24 %
Other, net	$ 1	$ 2	(41)%

NM - Not Meaningful

Interest expense increased 5% to $1.0 billion in 2025, compared to 2024, primarily due to higher debt balances and a higher weighted-average interest rate on the debt. See Note 10. Debt and Credit Facilities of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information on our long-term debt and related interest rates.

Favorable movements in Other (income) expense, net in 2025, compared to 2024, primarily related to net unrealized gains from equity securities compared to net unrealized losses in 2024, as well as higher interest income.

Income Taxes

The following table summarizes our Income tax (benefit) expense and period-over-period changes:

(in millions, except percentages)	Year Ended December 31,				Change	
	2025		2024			
Income before income taxes	$	9,796	$	690	$	9,106
Income tax expense	$	1,286	$	211	$	1,075
Effective tax rate		13.1 %		30.5 %		NM

_____

NM - Not Meaningful

Our effective tax rate decreased in 2025, compared to 2024, primarily due to:

- The non-deductible acquired IPR&D expense recorded in connection with our acquisition of CymaBay in 2024, which did not repeat in 2025;
- A settlement with a tax authority related to a prior year legal entity restructuring; and
- Favorable changes in the fair value of our equity securities that are non-taxable for income tax purposes; partially offset by
- A tax benefit associated with a legal entity restructuring in 2024; and
- A decrease in state deferred tax liabilities associated with the $4.2 billion NSCLC IPR&D intangible asset impairment charge in 2024.

The Organisation for Economic Co-operation and Development ("OECD") has developed a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as "Pillar Two"), with certain aspects effective January 1, 2024 and other aspects effective January 1, 2025. Certain countries in which we operate have enacted Pillar Two legislation, and other countries are in the process of introducing legislation to implement Pillar Two. In January 2026, the OECD announced additional administrative guidance, including a "side-by-side" framework intended to coordinate the application of Pillar Two with existing minimum tax regimes in certain jurisdictions. We do not expect Pillar Two, including the side-by-side framework, to have a material impact on our results of operations, liquidity or capital resources.

Liquidity and Capital Resources

We regularly analyze our ability to generate and obtain adequate amounts of cash to meet our short-term and long-term requirements and plans. Our capital priorities include: (i) investing in our business and R&D pipeline, (ii) continuing select partnerships and business development transactions, (iii) growing our dividend over time, and (iv) repurchasing shares to offset dilution and opportunistically reduce share count. Based on our evaluation of our current position of liquidity, available capital resources and our material cash requirements, we believe that we can satisfy our capital needs for the next 12 months and the foreseeable future.

Liquidity

Cash and cash equivalents were $7.6 billion and marketable debt securities were $3.0 billion as of December 31, 2025. The table below summarizes our cash flow activities, followed by our analysis of changes and trends:

(in millions, except percentages)	Year Ended December 31,				Change
	2025		2024		
Net cash provided by (used in):					
Operating activities	$	10,019	$	10,828	(7)%
Investing activities		(4,793)		(3,449)	39 %
Financing activities		(7,745)		(3,433)	NM
Effect of exchange rate changes on cash and cash equivalents		92		(40)	NM
Net change in cash and cash equivalents	$	(2,428)	$	3,906	NM

Operating Activities

Net cash provided by operating activities is our primary source of funds, driven mainly by collections on product sales, partially offset by operating spend. Changes in working capital balances, generally associated with the timing of collections and payments, as well as unanticipated payments related to litigation, taxes or other matters, may create some variation in any given year. Net cash provided by operating activities decreased in 2025, compared to 2024, primarily due to higher inventory build-up and higher income tax payments, as well as unfavorable timing of accounts receivable collections. In 2025, we paid the final $1.3 billion federal income tax payment for transition tax on the mandatory deemed repatriation of foreign earnings related to the Tax Cuts and Jobs Act, compared to $1.2 billion paid in 2024.

Investing Activities

Net cash used in investing activities increased in 2025, compared to 2024. In 2025, we utilized cash primarily for purchases of marketable debt securities and payments related to the Interius acquisition and various collaborations. In 2024, we utilized cash primarily for the $3.9 billion CymaBay acquisition and purchases of equity securities, partially offset by cash received from the liquidation of marketable debt securities. Net cash used in investing activities may vary in any given year depending on the favorability of strategic opportunities for the business.

Financing Activities

The change in Net cash used in financing activities in 2025, compared to 2024, was primarily due to cash provided by a new debt offering in 2024, which did not repeat in 2025, as well as higher common stock repurchases. In 2025, we utilized cash of $4.0 billion for dividend payments, $1.9 billion for common stock repurchases and $1.8 billion for repayment of debt. In 2024, we utilized cash of $3.9 billion for dividend payments, $2.0 billion for repayment of debt and other obligations, and $1.2 billion for common stock repurchases, partially offset by $3.5 billion in net proceeds from the issuance of senior unsecured notes in November 2024. Net cash used in financing activities may vary in any given year depending primarily on the timing of debt repayments and proceeds from debt offerings and the amount of common stock repurchases.

On February 10, 2026, we announced that our Board of Directors declared a quarterly dividend of $0.82 per share of our common stock, with a payment date of March 30, 2026 to all stockholders of record as of the close of business on March 13, 2026. Future dividends are subject to declaration by our Board of Directors.

Capital Resources

As of December 31, 2025, our material cash requirements for the operations of our business consisted primarily of the current and long-term liabilities noted on our Consolidated Balance Sheets as well as other commitments, including the following notable items:

- payments of outstanding borrowings, including interest on long-term debt (see Note 10. Debt and Credit Facilities);
- income tax payments, including potential payments related to uncertain tax positions (see Note 15. Income Taxes);
- payments of operating lease obligations (see Note 11. Leases);
- payments related to certain unconditional inventory purchase obligations and capital expenditures. There were no changes to such commitments in the current year that would have a material impact on our ability to meet short- or long-term cash requirements;
- payments related to our acquisitions, including contingent consideration (see Notes 3. Fair Value Measurements and 6. Acquisitions); and
- milestone and other payments related to collaboration agreements (see Note 7. Collaborations and Other Arrangements). We are contractually obligated to make payments to our collaboration partners upon the achievement of various development, regulatory and commercial milestones as well as royalty payments. These payments are contingent upon the occurrence of various future events, substantially all of which have a high degree of uncertainty of occurring. If milestones for multiple products covered by these arrangements happen to be reached in the same reporting period, the aggregate cash requirement could be material. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. As such, these obligations are not recorded on our Consolidated Balance Sheets until the events triggering milestone payments occur.

Our anticipated sources of funds to satisfy the above material cash requirements for the short- and long-term include our current balances of cash and cash equivalents as well as future cash flows from operations. If needed, we also have the ability to utilize our $2.5 billion revolving credit facility (see Note 10. Debt and Credit Facilities) and access other external capital through future debt or equity offerings.

While we are not aware of any trends at this time that are reasonably likely to materially impact our future cash requirements and sources of funds, such requirements and funds will depend on many factors, including but not limited to the following:

- the commercial performance of our current and future products;
- the progress and scope of our R&D efforts and those of our collaboration partners, including preclinical studies and clinical trials;
- the cost, timing and outcome of regulatory reviews;
- the expansion of our sales and marketing capabilities;
- the acquisition of additional manufacturing capabilities or office facilities on acceptable terms;
- the acquisition of other companies or new products on acceptable terms;
- the issuance of new debt or equity in the market on acceptable terms;
- the favorability of repaying certain long-term debt obligations prior to maturity dates;
- future dividends subject to declaration by our Board of Directors (see "Dividends" in Part II, Item 5 of this 10-K);
- the favorability of repurchasing shares (see "Issuer Purchases of Equity Securities" in Part II, Item 5 of this 10-K);
- the establishment of additional collaborative relationships with other companies on acceptable terms; and
- costs associated with the defense, settlement and adverse results of government investigations and litigation (see Note 12. Commitments and Contingencies).

Critical Accounting Estimates

See Note 1. Summary of Business and Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for information about our significant accounting policies and how estimates are involved in the preparation of our financial statements. We believe the following reflect the critical accounting estimates used in the preparation of our Consolidated Financial Statements.

Rebates and Chargebacks

Rebates and chargebacks include amounts due to payers and healthcare providers under various programs based on contractual arrangements or statutory requirements, which may vary by product, payer and individual plans and may not be known at the time of sale. As a result, our recorded amounts for rebates and chargebacks are determined using a complex estimation process that requires significant management judgment. In developing our estimates of rebates and chargebacks, we consider the following:

- product sales, including product mix and pricing;
- historical and estimated payer mix;
- statutory discount requirements and contractual terms;
- historical claims experience and processing time lags;
- estimated patient population;
- known market events or trends;
- market research;
- channel inventory data obtained from our major U.S. wholesalers; and
- other pertinent internal or external information.

The following table summarizes the consolidated activities and ending balances in our rebates and chargebacks accounts, including adjustments made relating to previous years' sales as a result of changes in estimates:

(in millions)	Balance at Beginning of Year	Decrease/ (Increase) to Product Sales	Payments	Balance at End of Year
Year ended December 31, 2025:				
Activity related to 2025 sales	$ —	$ 17,880	$ (13,064)	$ 4,816
Activity related to sales prior to 2025	4,646	(378)	(3,903)	365
Total	$ 4,646	$ 17,503	$ (16,967)	$ 5,181
Year ended December 31, 2024:				
Activity related to 2024 sales	$ —	$ 15,808	$ (11,508)	$ 4,300
Activity related to sales prior to 2024	4,493	(350)	(3,797)	345
Total	$ 4,493	$ 15,458	$ (15,305)	$ 4,646

We assess and update our estimates each reporting period to reflect actual claims and other current information. Historically, our actual rebates and chargebacks claimed for prior years have varied by less than 5% from our estimates.

Valuation of Intangible Assets

Determining the fair values of intangible assets, whether as part of a business combination or impairment assessment, involves the use of a probability-weighted income approach that discounts expected future cash flows to present value and requires the use of critical estimated inputs, including:

- identification of product candidates with sufficient substance requiring separate recognition;
- estimates of projected future cash flows, including revenues and operating profits related to the products or product candidates, which, for example, include significant inputs such as addressable patient population, treatment duration and projected market share;
- the probability of technical and regulatory success for unapproved product candidates considering their stages of development;
- the time and resources needed to complete the development and approval of product candidates;
- an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile, representing the rate that market participants would use to value the intangible assets;
- the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in developing a product candidate such as obtaining FDA and other regulatory approvals; and
- risks related to the viability of and potential alternative treatments in any future target markets.

These estimates are subject to uncertainty due to the high rate of failure inherent in the discovery and development of new products; delays that can occur in development, approval and product launch processes; unanticipated decisions made by regulatory agencies; advent of competing products; unexpected changes in U.S. and global financial markets and other unanticipated events and circumstances. If future events result in adverse changes in the critical assumptions used in determining fair value, impairment charges on our intangible assets may be recorded and could be material to our financial statements. For example, in 2024, upon receiving data from our Phase 3 EVOKE-01 study of Trodelvy, which indicated the study did not meet its primary endpoint, and further discussions with regulators and external opinion leaders and completion of the evaluation of the trial data which led to the strategic decision to end the second-line indication program, we recognized in aggregate $4.2 billion in impairment charges related to our NSCLC IPR&D intangible asset, reflecting, amongst other changes, the removal of expected future cash flows associated with second-line plus patients from our valuation model.

Legal Contingencies

We are a party to various legal actions. Certain significant matters are described in Note 12. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Critical inputs to the accruals recorded and disclosures provided in relation to these matters include the probability of a certain outcome of the case, the determination as to whether an exposure is reasonably estimable and the amount of potential exposure. These inputs are subject to uncertainty due to changes in the legal facts and circumstances of the case, status of the proceedings, applicable law, the views of legal counsel and the views of any judges or jury involved in the case. Upon the final resolution of such matters, it is possible that there may be a loss in excess of the amount recorded, and such amounts could have a material adverse effect on our results of operations, cash flows or financial position. We periodically reassess these matters when additional information becomes available and adjust our estimates and assumptions when facts and circumstances indicate the need for any changes. For example, in the second quarter of 2023, we recorded an accrual of $525 million in Other current liabilities on our Consolidated Balance Sheets for settlements with certain plaintiffs in the HIV antitrust litigation, which we paid in the second half of 2023. Also, as of December 31, 2024, we accrued approximately $200 million on our Consolidated Balance Sheets for a potential settlement with the U.S. Attorney's Office for the Southern District of New York, which we eventually entered into in April 2025 and subsequently paid.

Income Taxes

We are subject to income taxes in the U.S. and various foreign jurisdictions, including Ireland. See Note 15. Income Taxes of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information. Critical inputs in determining our provision for income taxes and related tax balances include forecasts of our future income and expenses, potential tax planning strategies and determination of the probability of certain tax positions being sustained upon examination by tax authorities. These inputs are subject to uncertainty due to potential changes in facts and circumstances, economic and political conditions, changes to existing tax laws and new regulations or interpretations by tax authorities. Changes in these conditions could have a material adverse impact on our results of operations and financial position. For example, in October 2025, we reached a settlement with a tax authority related to a prior year legal entity restructuring. As a result, we recognized approximately $450 million of income tax benefit and a corresponding $530 million reduction in our unrecognized tax benefits in the quarter ending December 31, 2025.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that may result from changes in foreign currency exchange rates, interest rates and equity prices. To reduce certain of these risks, we enter into various types of foreign currency derivative transactions, follow our investment policy guidelines and monitor outstanding receivables as part of our risk management program.

Foreign Currency Exchange Rate Risk

We have operations in more than 35 countries worldwide. As such, certain of our monetary assets and liabilities and approximately 26% of our 2025 product sales are denominated in foreign currencies. Our operations in foreign countries expose us to risk associated with foreign currency exchange rate fluctuations between the U.S. dollar and various foreign currencies, primarily the Euro. When the U.S. dollar strengthens against these currencies, the relative value of sales made in the respective foreign currency decreases. Conversely, when the U.S. dollar weakens against these currencies, the relative value of such sales increases. Overall, we are a net receiver of foreign currencies and, therefore, we benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar. Additionally, our monetary assets and liabilities denominated in foreign currencies expose us to currency fluctuations between the date a transaction is recorded and the date that cash is collected or paid.

To partially mitigate the impact of changes in currency exchange rates on net cash flows from our foreign currency denominated sales as well as outstanding monetary assets and liabilities, we enter into foreign currency exchange forward contracts. In general, the risk of foreign currency fluctuations related to our operations is offset by corresponding gains and losses from our derivative instruments. As of December 31, 2025 and 2024, we had open foreign currency forward contracts with notional amounts of $3.9 billion and $2.9 billion, respectively. A hypothetical 10% adverse movement in foreign currency exchange rates compared with the U.S. dollar relative to exchange rates as of December 31, 2025 and 2024 would have resulted in a reduction in fair value of these contracts of approximately $439 million and $364 million, respectively, and if realized, would have negatively affected earnings over the remaining life of the contracts. The analysis does not consider the impact that hypothetical changes in foreign currency exchange rates would have on anticipated transactions that these foreign currency sensitive instruments were designed to offset.

Interest Rate Risk

We invest in available-for-sale debt securities, adhering to a policy that requires us to limit invested amounts based on credit rating, maturity, industry group and investment type and issuer, except for securities issued by the U.S. government. The goals of our investment policy, in order of priority, are (1) safety and preservation of principal and diversification of risk, (2) liquidity of investments sufficient to meet cash flow requirements and (3) a competitive after-tax rate of return. The fair value of any available-for-sale debt securities is subject to change as a result of potential changes in market interest rates. However, primarily due to the contractual maturity typically being less than five years, we do not believe that future market risks, including a hypothetical 10% increase or decrease in interest rates related to any securities, would have a material adverse impact on our financial position, results of operations, or liquidity.

Our senior unsecured notes have fixed interest rates. As such, there is no financial interest rate exposure. The fair values of both our senior unsecured notes as well as our liability related to future royalties as part of our 2020 acquisition of Immunomedics, Inc. are exposed to fluctuations in interest rates. The current fair value of our debt portfolio and liability related to future royalties are $22.3 billion and $0.8 billion, respectively. The fair value will decrease as interest rates increase and will increase as interest rates decrease. Additionally, we have a $2.5 billion five-year revolving credit facility that matures in June 2029. Loans under our revolving credit facility bear interest at either (i) Term Secured Overnight Financing Rate plus the Applicable Percentage, (ii) the Alternative Currency Term Rate plus the Applicable Percentage, or (iii) the Base Rate plus the Applicable Percentage, each as defined in the revolving credit facility agreement. There were no amounts outstanding under the revolving credit facility as of December 31, 2025. As such, there is currently no financial interest rate exposure.

Equity Price Risk

We hold shares of common stock of certain publicly traded biotechnology companies primarily in connection with license and collaboration agreements. These equity securities are measured at fair value with any changes in fair value recognized in earnings. The fair value of these equity securities was approximately $2.0 billion and $1.6 billion as of December 31, 2025 and 2024, respectively. Changes in fair value of these equity securities are impacted by the volatility of the stock market and changes in general economic conditions, among other factors. A hypothetical 20% increase or decrease in the stock prices of these equity securities would have increased or decreased their fair value as of December 31, 2025 and 2024 by approximately $392 million and $312 million, respectively.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GILEAD SCIENCES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Years Ended December 31, 2025, 2024 and 2023

CONTENTS

`

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Gilead Sciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gilead Sciences, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Government and commercial rebates
Description of the Matter	As more fully described in Note 1, the Company estimates reductions to its revenues for amounts payable to payers and healthcare providers in the United States under various government and commercial rebate programs in the period that the related sales occur. Rebates may vary by product, payer and individual payer plans, some of which may not be known at the point of sale. Estimated reductions to revenue are based on product sales, historical and expected payer mix, discount rates, and various other estimated and actual data, adjusted for current period expectations.
	Auditing the Company's estimated reductions to revenue for rebates was complex and involved significant judgment, particularly in assessing the reasonableness of estimated payer mix applied to sales during the period. This estimate relies heavily on historical data that is adjusted for changes in payer mix expectations over time.

How We Addressed the Matter in Our Audit	We evaluated and tested the design and operating effectiveness of the Company's internal controls over management's estimation and review of reductions from revenue for rebate programs, including controls to assess the payer mix assumption. We also tested the completeness and accuracy of data utilized in the controls, and the accuracy of calculations supporting management's estimates.
	To test management's estimation methodology for determining the payer mix, our audit procedures included, among others, analytically evaluating management's estimates, evaluating evidence contrary to the estimated amounts, performing a sensitivity analysis on the rates used in the estimates and performing a comparison of actual payments related to amounts accrued during the current and prior years.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1988.
San Mateo, California
February 24, 2026

GILEAD SCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share amounts)	December 31, 2025		December 31, 2024	
Assets				
Current assets:				
Cash and cash equivalents	$	7,564	$	9,991
Short-term marketable debt securities		68		—
Accounts receivable, net		4,913		4,420
Inventories		1,774		1,710
Prepaid and other current assets		4,024		3,052
Total current assets		18,342		19,173
Property, plant and equipment, net		5,606		5,414
Long-term marketable debt securities		2,974		—
Intangible assets, net		16,978		19,948
Goodwill		8,314		8,314
Deferred tax assets		1,964		2,378
Other long-term assets		4,845		3,769
Total assets	$	59,023	$	58,995
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	715	$	833
Accrued rebates		4,337		3,892
Current portion of long-term debt, net		2,807		1,815
Other current liabilities		3,953		5,464
Total current liabilities		11,813		12,004
Long-term debt, net		22,129		24,896
Long-term income taxes payable		896		830
Deferred tax liabilities		402		724
Other long-term liabilities		1,165		1,295
Commitments and contingencies (Note 12)				
Stockholders' equity:				
Preferred stock, par value $0.001 per share; 5 shares authorized; none outstanding		—		—
Common stock, par value $0.001 per share; 5,600 authorized; 1,241 and 1,246 shares issued and outstanding, respectively		1		1
Additional paid-in capital		8,932		7,700
Accumulated other comprehensive income		39		132
Retained earnings		13,730		11,497
Total Gilead stockholders' equity		22,703		19,330
Noncontrolling interest		(84)		(84)
Total stockholders' equity		22,618		19,246
Total liabilities and stockholders' equity	$	59,023	$	58,995

See accompanying notes.

53

GILEAD SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,				
(in millions, except per share amounts)		2025		2024		2023
Revenues:						
Product sales	$	28,915	$	28,610	$	26,934
Royalty, contract and other revenues		527		144		182
Total revenues		29,443		28,754		27,116
Costs and expenses:						
Cost of goods sold		6,234		6,251		6,498
Research and development expenses		5,799		5,907		5,718
Acquired in-process research and development expenses		1,024		4,663		1,155
In-process research and development impairments		590		4,180		50
Selling, general and administrative expenses		5,774		6,091		6,090
Total costs and expenses		19,421		27,092		19,511
Operating income		10,022		1,662		7,605
Interest expense		1,024		977		944
Other (income) expense, net		(798)		(6)		(198)
Income before income taxes		9,796		690		6,859
Income tax expense		1,286		211		1,247
Net income		8,510		480		5,613
Net loss attributable to noncontrolling interest		—		—		(52)
Net income attributable to Gilead	$	8,510	$	480	$	5,665
Basic earnings per share attributable to Gilead	$	6.84	$	0.38	$	4.54
Diluted earnings per share attributable to Gilead	$	6.78	$	0.38	$	4.50
Shares used in basic earnings per share attributable to Gilead calculation		1,244		1,247		1,248
Shares used in diluted earnings per share attributable to Gilead calculation		1,255		1,255		1,258

See accompanying notes.

GILEAD SCIENCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)	Year Ended December 31,		
	2025	2024	2023
Net income	$ 8,510	$ 480	$ 5,613
Other comprehensive (loss) income, net of reclassifications and taxes:			
Net gain (loss) on foreign currency translation	38	(26)	60
Net gain on available-for-sale debt securities	8	5	28
Net (loss) gain on cash flow hedges	(139)	125	(62)
Other comprehensive (loss) income, net	(93)	104	26
Comprehensive income, net	8,418	584	5,639
Comprehensive loss attributable to noncontrolling interest, net	—	—	(52)
Comprehensive income attributable to Gilead, net	$ 8,418	$ 584	$ 5,691

See accompanying notes.

GILEAD SCIENCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Gilead Stockholders' Equity | | | | | | |
| | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Retained Earnings | Noncontrolling Interest | Total Stockholders' Equity |
(in millions, except per share amounts)	Shares	Amount					
Balance as of December 31, 2022	1,247	$ 1	$ 5,550	$ 2	$ 15,687	$ (31)	$ 21,209
Net income (loss)	—	—	—	—	5,665	(52)	5,613
Other comprehensive income, net	—	—	—	26	—	—	26
Issuances under employee stock purchase plan	2	—	129	—	—	—	129
Issuances under equity incentive plans	13	—	99	—	—	—	99
Stock-based compensation	—	—	767	—	—	—	767
Repurchases of common stock under repurchase programs ($79.52 average price per share)	(13)	—	(45)	—	(955)	—	(1,000)
Repurchases of common stock for employee tax withholding under equity incentive plans and other	(4)	—	—	—	(279)	—	(279)
Dividends declared ($3.00 per share)	—	—	—	—	(3,814)	—	(3,814)
Balance as of December 31, 2023	1,246	1	6,500	28	16,304	(84)	22,749
Net income	—	—	—	—	480	—	480
Other comprehensive income, net	—	—	—	104	—	—	104
Issuances under employee stock purchase plan	2	—	139	—	—	—	139
Issuances under equity incentive plans	16	—	282	—	—	—	282
Stock-based compensation	—	—	834	—	—	—	834
Repurchases of common stock under repurchase programs ($79.54 average price per share)	(14)	—	(55)	—	(1,095)	—	(1,150)
Repurchases of common stock for employee tax withholding under equity incentive plans and other	(4)	—	—	—	(280)	—	(280)
Dividends declared ($3.08 per share)	—	—	—	—	(3,911)	—	(3,911)
Balance as of December 31, 2024	1,246	1	7,700	132	11,497	(84)	19,246
Net income	—	—	—	—	8,510	—	8,510
Other comprehensive loss, net	—	—	—	(93)	—	—	(93)
Issuances under employee stock purchase plan	2	—	143	—	—	—	143
Issuances under equity incentive plans	15	—	265	—	—	—	265
Stock-based compensation	—	—	899	—	—	—	899
Repurchases of common stock under repurchase programs ($107.50 average price per share)	(18)	—	(74)	—	(1,848)	—	(1,922)
Repurchases of common stock for employee tax withholding under equity incentive plans and other	(4)	—	—	—	(441)	—	(441)
Dividends declared ($3.16 per share)	—	—	—	—	(3,989)	—	(3,989)
Balance as of December 31, 2025	1,241	$ 1	$ 8,932	$ 39	$ 13,730	$ (84)	$ 22,618

See accompanying notes.

GILEAD SCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
(in millions)		2025		2024		2023
Operating Activities:						
Net income	$	8,510	$	480	$	5,613
Adjustments to reconcile Net income to Net cash provided by operating activities:						
Depreciation expense		370		381		354
Amortization expense		2,390		2,386		2,339
Stock-based compensation expense		894		835		766
Deferred income taxes		160		(1,844)		(962)
Net (gain) loss from equity securities		(451)		274		167
Acquired in-process research and development expenses		1,024		4,663		1,155
In-process research and development impairments		590		4,180		50
Other, net		480		353		826
Changes in operating assets and liabilities:						
Accounts receivable, net		(367)		139		157
Inventories		(1,036)		(426)		(842)
Prepaid expenses and other		(311)		(259)		39
Accounts payable		(132)		290		(347)
Income tax assets and liabilities, net		(2,108)		(732)		(1,768)
Accrued and other liabilities		6		108		458
Net cash provided by operating activities		10,019		10,828		8,006
Investing Activities:						
Purchases of marketable debt securities		(3,939)		(244)		(1,930)
Proceeds from sales of marketable debt securities		854		2,265		510
Proceeds from maturities of marketable debt securities		55		327		1,334
Acquisitions, including in-process research and development, net of cash acquired		(1,070)		(4,840)		(1,152)
Purchases of equity securities		(133)		(492)		(442)
Purchases of property, plant and equipment		(563)		(523)		(585)
Other investing activities, net		2		58		(1)
Net cash used in investing activities		(4,793)		(3,449)		(2,265)
Financing Activities:						
Proceeds from debt financing, net of issuance costs		—		3,464		1,980
Proceeds from issuances of common stock		408		422		232
Repurchases of common stock under repurchase programs		(1,922)		(1,150)		(1,000)
Repayments of debt and other obligations		(1,788)		(1,970)		(2,250)
Payments of dividends		(4,003)		(3,918)		(3,809)
Other financing activities, net		(440)		(281)		(279)
Net cash used in financing activities		(7,745)		(3,433)		(5,125)
Effect of exchange rate changes on cash and cash equivalents		92		(40)		57
Net change in cash and cash equivalents		(2,428)		3,906		673
Cash and cash equivalents at beginning of period		9,991		6,085		5,412
Cash and cash equivalents at end of period	$	7,564	$	9,991	$	6,085

See accompanying notes.

GILEAD SCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Gilead Sciences, Inc. (including its consolidated subsidiaries, referred to as "Gilead," the "company," "we," "our" or "us") is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. We are committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19 and cancer. We operate in more than 35 countries worldwide, with headquarters in Foster City, California.

Our portfolio of marketed products includes AmBisome®, Atripla®, Biktarvy®, Cayston®, Complera®, Descovy®, Descovy for PrEP®, Emtriva®, Epclusa®, Eviplera®, Genvoya®, Harvoni®, Hepcludex®, Hepsera®, Jyseleca®, Letairis®, Livdelzi®/ Lyvdelzi®, Odefsey®, Sovaldi®, Stribild®, Sunlenca®, Tecartus®, Trodelvy®, Truvada®, Truvada for PrEP®, Tybost®, Veklury®, Vemlidy®, Viread®, Vosevi®, Yescarta®, Yeztugo®/Yeytuo® and Zydelig®. The approval status of Hepcludex and Jyseleca vary worldwide, and Hepcludex and Jyseleca are not approved in the U.S. We also sell and distribute authorized generic versions of Epclusa and Harvoni in the U.S. through our separate subsidiary, Asegua Therapeutics LLC ("Asegua"). In addition, we sell and distribute certain products through our corporate partners under collaborative agreements. See Note 2. Revenues for a summary of disaggregated revenues by product and geographic region.

We have one operating segment which primarily focuses on the discovery, development and commercialization of innovative medicines in areas of unmet medical need. See Note 16. Segment Information for further details.

Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Gilead, our wholly-owned subsidiaries and any variable interest entities ("VIEs") for which we are the primary beneficiary. All intercompany transactions have been eliminated. For any consolidated entities where we own or are exposed to less than 100% of the economics, we record net income or loss attributable to noncontrolling interests in our Consolidated Statements of Operations equal to the attributable economic or ownership interest retained in such entities by the respective noncontrolling parties.

When we obtain a variable interest in another entity, we assess at the inception of the relationship and upon occurrence of certain significant events whether the entity is a VIE and, if so, whether we are the primary beneficiary of the VIE based on our power to direct the activities of the VIE that most significantly impact the VIE's economic performance and our obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The preparation of these Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our significant accounting policies and estimates. We base our estimates on historical experience and on various market-specific and other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates are assessed each period and updated to reflect current information. Actual results may differ significantly from these estimates.

Beginning with this Annual Report on Form 10-K, in Note 2. Revenues, we have disclosed our revenues related to major customers as a percentage of gross product sales rather than as a percentage of Total revenues. Prior periods have been revised to reflect this change.

We have evaluated subsequent events through the report issuance date and determined that there are no further events or transactions to be disclosed other than those already disclosed elsewhere in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Certain amounts and percentages herein may not sum or recalculate due to rounding.

Revenue Recognition

Product Sales

We recognize revenue from product sales when control of the product transfers to the customer, which is generally upon shipment or delivery, or in certain cases, upon the corresponding sales by our customer to a third party. Revenues are recognized net of estimated rebates and chargebacks, patient co-pay assistance, prompt pay discounts, distributor fees, sales return provisions and other related deductions. These deductions to product sales are referred to as gross-to-net deductions and are estimated and recorded in the period in which the related product sales occur. Our payment terms to customers generally range from 30 to 90 days; however, payment terms differ by jurisdiction, by customer and, in some instances, by type of product. Revenues from product sales, net of gross-to-net deductions, are recorded only to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring when the uncertainty associated with gross-to-net deductions is subsequently resolved. Taxes assessed by governmental authorities and collected from customers are excluded from product sales. If we expect, at contract inception, that the period between the transfer of control and corresponding payment from the customer will be one year or less, we do not adjust the amount of consideration for the effects of a financing component. Shipping and handling activities are considered to be fulfillment activities and not a separate performance obligation.

Gross-to-Net Deductions

Rebates and Chargebacks

Rebates and chargebacks include amounts due to payers and healthcare providers under various programs based on contractual arrangements or statutory requirements, which may vary by product, payer and individual plans. Providers qualified under certain programs can purchase our products through wholesalers or other distributors at a discount. The wholesalers or distributors then charge the discount back to us.

Rebates and chargebacks are estimated primarily based on product sales, including product mix and pricing, historical and estimated payer mix and discount rates, among other inputs, which require significant estimates and judgment. We assess and update our estimates each reporting period to reflect actual claims and other current information.

Chargebacks that are payable to our direct customers are generally classified as reductions of Accounts receivable on our Consolidated Balance Sheets. Rebates that are payable to third party payers and healthcare providers are recorded in Accrued rebates on our Consolidated Balance Sheets.

Patient Co-Pay Assistance

Co-pay assistance represents financial assistance to qualified patients, assisting them with prescription drug co-payments required by insurance. Our accrual for co-pay is based on an estimate of claims and the cost per claim that we expect to receive associated with inventory that exists in the distribution channel at period end.

Cash Discounts

We estimate cash discounts based on contractual terms, historical customer payment patterns and our expectations regarding future customer payment patterns.

Distributor Fees

Under our inventory management agreements with our significant U.S. wholesalers, we pay the wholesalers a fee primarily for compliance with certain contractually-determined covenants such as the maintenance of agreed-upon inventory levels. These distributor fees are based on a contractually-determined fixed percentage of sales.

Allowance for Sales Returns

We typically permit returns if the product is damaged, defective, or otherwise cannot be used by the customer. In the U.S., we typically permit returns six months prior to and up to one year after the product expiration date. Outside the U.S., returns are only allowed in certain countries on a limited basis.

Our estimates of sales returns are based primarily on analysis of our historical product return patterns, industry information reporting the return rates for similar products and contractual agreement terms. We also take into consideration known or expected changes in the marketplace specific to each product.

Royalty, Contract and Other Revenues

Royalty revenue on licensed intellectual property is recognized in the period in which the obligation is satisfied and the corresponding sales by our corporate partners occur, using the sales- and usage-based royalty exception. Contract and other revenues are recognized when the performance obligation is satisfied to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring.

Research and Development Expenses

Research and development expenses are recorded when incurred and consist primarily of personnel costs including salaries, benefits and stock-based compensation expense, infrastructure, materials and supplies and other support costs, research and clinical studies performed by contract research organizations ("CROs") and our collaboration partners and other outside services. From time to time, we enter into development and collaboration agreements in which we share expenses with a collaboration partner. We record payments received from our collaborative partners for their share of the development costs as a reduction of Research and development expenses.

Clinical study costs are a significant component of Research and development expenses. Most of our clinical studies are performed by third-party CROs. We monitor levels of performance under each significant contract including the extent of patient enrollment and other activities through communications with our CROs. We accrue costs for clinical studies performed by CROs over the service periods specified in the contracts and adjust our estimates, if required, based upon our ongoing review of the level of effort and costs actually incurred by the CROs. All of our material CRO contracts are terminable by us upon written notice and we are generally only liable for actual services completed by the CRO and certain non-cancelable expenses incurred at any point of termination. Payments we make for research and development ("R&D") services prior to the services being rendered are recorded as prepaid assets within Prepaid and other current assets on our Consolidated Balance Sheets and are expensed as the services are provided.

Acquired In-Process Research and Development Expenses

Acquired in-process research and development expenses are recorded when incurred and reflect costs of externally-developed in-process research and development ("IPR&D") projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use, including upfront and pre-commercialization milestone payments related to various collaborations and the costs of rights to IPR&D projects.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are recorded when incurred and consist primarily of personnel costs, facilities and overhead costs, and selling, marketing and advertising expenses, as well as other general and administrative costs related to finance, human resources, legal and other administrative activities.

Advertising expenses within Selling, general and administrative expenses, including promotional expenses, are recorded when incurred and were $1.0 billion, $869 million and $826 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock-Based Compensation

We provide stock-based compensation in the form of various types of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs") and stock options, and through our Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (together, as amended, the "ESPP"). Stock-based compensation expense is based on the estimated fair value of the award on the grant date, or the first date of the ESPP purchase period, and recognized over the requisite service periods on our Consolidated Statements of Operations using the straight-line expense attribution approach, reduced for estimated forfeitures. We estimate forfeitures based on our historical experience. The requisite service period could be shorter than the vesting period if an employee is retirement eligible or if an employee terminates due to death or disability.

The estimated fair value of RSUs is based on the closing price of our common stock on the grant date. For PSUs, depending on the terms of the award, estimated fair value is based on either the Monte Carlo valuation methodology or the closing stock price on the grant date. For stock option and ESPP awards, estimated fair value is based on the Black-Scholes option valuation model. Estimated inputs to that model include (i) expected volatility, based on a blend of historical volatility of our common stock price along with implied volatility for traded options on our common stock, (ii) expected term in years, based on the weighted-average period awards are expected to remain outstanding using historical cancellation and exercise data, contractual terms and vesting terms of the award, (iii) risk-free interest rate, based on observed interest rates appropriate for the term of the stock-based awards, and (iv) expected dividend yield, based on our history and expectation of dividend payments.

Earnings Per Share

Basic earnings per share attributable to Gilead is calculated based on Net income attributable to Gilead on our Consolidated Statements of Operations divided by the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share attributable to Gilead is calculated based on Net income attributable to Gilead on our Consolidated Statements of Operations divided by the weighted-average number of shares of our common stock and other dilutive securities outstanding during the period. The potentially dilutive shares of our common stock resulting from the assumed exercise of outstanding stock options and equivalents are determined under the treasury stock method.

Cash and Cash Equivalents

We consider highly liquid investments with insignificant interest rate risk and an original maturity of three months or less on the purchase date to be cash equivalents.

Marketable Debt Securities

All of our marketable debt securities are classified as available-for-sale and recorded at fair value. We determine the appropriate classification of our marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We regularly review our investments for declines in fair value below their amortized cost basis to determine whether the impairment is due to credit-related factors or noncredit-related factors. Our review includes the creditworthiness of the security issuers, the severity of the unrealized losses, whether we have the intent to sell the securities and whether it is more likely than not that we will be required to sell the securities before the recovery of their amortized cost bases. When we determine that a portion of the unrealized loss is due to an expected credit loss, we recognize the loss amount in Other (income) expense, net, with a corresponding allowance against the carrying value of the security we hold. The portion of any unrealized loss related to factors other than credit losses, as well as any unrealized gains, are recognized in Accumulated other comprehensive income on our Consolidated Balance Sheets until realized, at which point they are reclassified into Other (income) expense, net on our Consolidated Statements of Operations. Interest and amortization of purchase premiums and discounts are also recorded in Other (income) expense, net on our Consolidated Statements of Operations. The cost of securities sold and the related tax impact is based on the specific identification method.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for wholesaler chargebacks related to government and other programs, cash discounts for prompt payment and estimated credit losses. Estimates of our allowance for credit losses consider a number of factors, including existing contractual payment terms, individual customer circumstances, historical payment patterns of our customers, a review of the local economic environment and its potential impact on expected future customer payment patterns and government funding and reimbursement practices.

Inventories

Inventories are recorded at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. We periodically review our inventories to identify obsolete, slow-moving, excess or otherwise unsaleable items. If obsolete, slow-moving, excess or unsaleable items are observed and there are no alternate uses for the inventory, we record a write-down to net realizable value through a charge to Cost of goods sold on our Consolidated Statements of Operations. The determination of net realizable value requires judgment, including consideration of many factors, such as estimates of future product demand, product net selling prices, current and future market conditions and potential product obsolescence, among others. Inventories that are not expected to be sold within 12 months are classified in Other long-term assets on our Consolidated Balance Sheets.

When future commercialization of a product is considered probable and the future economic benefit is expected to be realized, based on management's judgment, we capitalize pre-launch inventory costs prior to regulatory approval. A number of factors are considered, including the current status in the regulatory approval process, potential impediments to the approval process such as safety or efficacy, anticipated R&D initiatives that could impact the indication in which the compound will be used, viability of commercialization and marketplace trends.

Equity Securities

Equity securities with readily determinable fair values, including those for which we have elected the fair value option, are recorded at fair market value, and unrealized and realized gains and losses are included in Other (income) expense, net on our Consolidated Statements of Operations.

Equity securities without readily determinable fair values are recorded using the measurement alternative of cost less impairment, if any, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Any impairments or adjustments are recorded in Other (income) expense, net on our Consolidated Statements of Operations.

For investments in entities over which we have significant influence but do not meet the requirements for consolidation and have not elected the fair value option, we use the equity method of accounting, with our share of the underlying income or loss of such entities reported in Other (income) expense, net on our Consolidated Statements of Operations.

Our investments in equity securities are classified in Prepaid and other current assets or Other long-term assets on our Consolidated Balance Sheets, generally depending on marketability and whether the securities are subject to lock-up provisions. We regularly review our securities for indicators of impairment.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method. Repairs and maintenance costs are expensed as incurred. Estimated useful lives in years are generally as follows:

Description	Estimated Useful Life
Buildings and improvements	Up to 45
Leasehold improvements	Lease term or shorter
Laboratory and manufacturing equipment	4-10
Internal-use software	3-9
Other	3-15

See "Impairment of Long-Lived Assets" for additional information.

Leases

We determine if an arrangement contains a lease at inception and classify each lease as operating or financing. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term, which is the non-cancelable period stated in the contract adjusted for any options to extend or terminate when it is reasonably certain that we will exercise that option. Right-of-use assets are adjusted for prepaid lease payments, lease incentives and initial direct costs incurred. Operating lease expense for the minimum lease payments is recognized on a straight-line basis over the lease term.

We account for lease and nonlease components in our lease agreements as a single lease component in determining lease assets and liabilities. In addition, we do not recognize the right-of-use assets and liabilities for leases with lease terms of one year or less.

As most of our operating leases do not provide an implicit interest rate, we generally utilize a collateralized incremental borrowing rate, applied in a portfolio approach when relevant, based on the information available at the commencement date to determine the lease liability.

Acquisitions, including Goodwill, Intangible Assets and Contingent Consideration

We account for business combinations using the acquisition method of accounting, which generally requires that assets acquired, including IPR&D projects, and liabilities assumed be recorded at their fair values as of the acquisition date on our Consolidated Balance Sheets. Any excess of consideration over the fair value of net assets acquired is recorded as goodwill. The determination of estimated fair value requires us to make significant estimates and assumptions. As a result, we may record adjustments to the fair values of assets acquired and liabilities assumed within the measurement period, which may be up to one year from the acquisition date, with the corresponding offset to goodwill. Transaction costs associated with business combinations are expensed as they are incurred.

Intangible assets related to IPR&D projects are considered to be indefinite-lived until the abandonment or completion of the associated R&D efforts, which generally occurs when regulatory approval is obtained. Goodwill and indefinite-lived intangible assets are not amortized and, instead, are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired.

Intangible assets with finite useful lives are amortized over their estimated useful lives, primarily on a straight-line basis, and are also periodically reviewed for changes in facts or circumstances resulting in a reduction to the estimated useful life of the asset, requiring the acceleration of amortization. See "Impairment of Long-Lived Assets" for additional information.

In determining the initial fair value of an intangible asset, or when quantitative analysis is required to determine any impairment, we use a probability-weighted income approach that discounts expected future cash flows to present value using a discount rate that is based on the estimated weighted-average cost of capital for companies with profiles similar to ours and represents the rate that market participants would use to value the intangible assets. These cash flow models require the use of Level 3 fair value measurements and inputs, including estimated revenues, which, for example, include significant inputs such as addressable patient population, treatment duration, projected market share, assessment of the asset's life cycle, and competitive trends impacting the asset; costs and probability of technical and regulatory success, among other factors.

In connection with certain acquisitions, we may be required to pay future consideration that is contingent upon the achievement of specified development, regulatory approval or sales-based milestone events. We record contingent consideration resulting from a business combination at its fair value on the acquisition date. Each reporting period thereafter, we revalue these obligations and record increases or decreases in their fair value on our Consolidated Statements of Operations until such time that the payment is made. Increases or decreases in fair value of the contingent consideration liabilities can result from updates to assumptions such as the expected timing or probability of achieving the specified milestones, changes in projected revenues or changes in discount rates.

When we determine net assets acquired do not meet the definition of a business combination under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and, therefore, no goodwill is recorded and contingent consideration generally is not recognized at the acquisition date. In an asset acquisition, upfront payments allocated to IPR&D projects at the acquisition date and subsequent pre-commercialization milestone payments are expensed as incurred on our Consolidated Statements of Operations unless there is an alternative future use.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and finite-lived intangible assets, are reviewed for impairment whenever facts or circumstances either internally or externally may indicate that the carrying value of an asset may not be recoverable. Should there be an indication of impairment, we test for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset over its useful life to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss.

Derivatives

We recognize all derivative instruments as either assets or liabilities at fair value on our Consolidated Balance Sheets. Unrealized changes in the fair value of derivatives designated as part of a hedge transaction related to forecasted product sales, net of the related tax impact, are recorded in Accumulated other comprehensive income. The unrealized gains or losses in Accumulated other comprehensive income are reclassified into Product sales, as well as the related tax impact into Income tax (benefit) expense, on our Consolidated Statements of Operations when the respective hedged transactions affect earnings. Changes in the fair value of derivatives that are not part of a hedge transaction are recorded each period in Other (income) expense, net on our Consolidated Statements of Operations.

Using regression analysis, we assess, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting the changes in cash flows or fair values of the hedged items. If we determine that a forecasted transaction is probable of not occurring, we discontinue hedge accounting for the affected portion of the hedge instrument, and any related unrealized gain or loss on the contract is recognized in Other (income) expense, net on our Consolidated Statements of Operations.

Contingencies

We recognize accruals for loss contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. We accrue the best estimate of loss within a range; however, if no estimate in the range is better than any other, then we accrue the minimum amount in the range. If we determine that a material loss is reasonably possible, we disclose the possible loss or range of loss, or that the amount of loss cannot be estimated at this time.

Income Taxes

Our income tax provision is computed under the liability method. Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of applicable tax laws or regulations.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We record a valuation allowance to reduce our deferred tax assets to the amounts that are more likely than not to be realized. We consider future taxable income, ongoing tax planning strategies and our historical financial performance in assessing the need for a valuation allowance. If we expect to realize deferred tax assets for which we have previously recorded a valuation allowance, we will reduce the valuation allowance in the period in which such determination is first made.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by tax authorities based on the technical merits of the position. The tax benefit recognized in the Consolidated Financial Statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by tax authorities, new information obtained during a tax examination or resolution of an examination. We recognize both accrued interest and penalties, where appropriate, related to unrecognized tax benefits in Income tax expense on our Consolidated Statements of Operations.

We have elected to account for the tax on Global Intangible Low-Taxed Income as a component of tax expense in the period in which the tax is incurred.

Stock Repurchases

We use the par value method of accounting for our stock repurchases made under repurchase programs. Under the par value method, we record the par value of the shares repurchased to Common stock and the historical issuance cost over par value of the shares repurchased to Additional paid-in capital. The excess of the cost of the shares repurchased over these two amounts is then recorded to Retained earnings.

Foreign Currency Translation and Transactions

Our Consolidated Financial Statements are presented in U.S. dollars. The functional currency for most of our foreign subsidiaries is their local currency. Revenues, expenses, gains and losses for non-U.S. dollar functional currency entities are translated into U.S. dollars using average currency exchange rates for the period. Assets and liabilities for such entities are translated using exchange rates that approximate the rate at the balance sheet date. Foreign currency translation adjustments are recorded as a component of Accumulated other comprehensive income on our Consolidated Balance Sheets. Foreign currency transaction gains and losses on transactions not denominated in functional currency are recorded in Other (income) expense, net, on our Consolidated Statements of Operations.

Fair Value Measurements

We apply fair value accounting for all financial and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risks.

We determine the fair value using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

- Level 1 inputs include quoted prices in active markets for identical assets or liabilities;

- Level 2 inputs include observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

- Level 3 inputs include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Our Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation.

Recently Adopted Accounting Pronouncements

In December 2023, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires incremental annual disclosures around income tax rate reconciliations, income taxes paid and other related disclosures. Beginning with this Annual Report on Form 10-K, we adopted this standard using a retrospective approach, resulting in increased disclosures in our Notes to Consolidated Financial Statements. See Note 15. Income Taxes for additional information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, FASB issued ASU No. 2024-03 "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses, and can be applied prospectively or retrospectively. We plan to adopt this guidance beginning with our 2027 annual report to be filed in early 2028 and all quarterly and annual reports thereafter. We expect the adoption of this standard to result in increased disclosures in our Notes to Consolidated Financial Statements.

2. REVENUES

Disaggregation of Revenues

The following table summarizes our Total revenues:

(in millions)	Year Ended December 31, 2025				Year Ended December 31, 2024				Year Ended December 31, 2023			
	U.S.	Europe[6]	Rest of World[6]	Total	U.S.	Europe[6]	Rest of World[6]	Total	U.S.	Europe[6]	Rest of World[6]	Total
Product sales:												
HIV												
Biktarvy	$ 11,467	$ 1,676	$ 1,190	$ 14,334	$ 10,855	$ 1,509	$ 1,060	$ 13,423	$ 9,692	$ 1,253	$ 905	$ 11,850
Descovy	2,559	93	105	2,758	1,902	100	110	2,113	1,771	100	114	1,985
Genvoya	1,281	148	69	1,498	1,498	180	84	1,762	1,752	205	103	2,060
Odefsey	881	246	40	1,167	957	290	41	1,288	1,012	294	44	1,350
Symtuza - Revenue share[1]	363	120	12	495	450	130	12	592	382	133	13	529
Other HIV[2]	352	109	40	500	257	129	48	434	238	116	47	401
Total HIV	16,904	2,392	1,456	20,752	15,918	2,339	1,355	19,612	14,848	2,102	1,226	18,175
Liver Disease												
Sofosbuvir/Velpatasvir[3]	636	292	344	1,272	922	299	374	1,596	859	323	355	1,537
Vemlidy	507	49	514	1,070	486	44	428	959	410	38	414	862
Other Liver Disease[4]	476	330	69	874	192	202	73	467	152	150	83	385
Total Liver Disease	1,619	671	927	3,217	1,601	545	876	3,021	1,421	511	852	2,784
Veklury	470	151	290	911	892	284	623	1,799	972	408	805	2,184
Oncology												
Cell Therapy												
Tecartus	153	158	32	344	234	138	31	403	245	110	15	370
Yescarta	595	598	303	1,495	662	666	242	1,570	811	547	140	1,498
Total Cell Therapy	748	755	335	1,839	896	804	274	1,973	1,055	658	156	1,869
Trodelvy	877	347	173	1,397	902	294	119	1,315	777	217	68	1,063
Total Oncology	1,626	1,102	508	3,236	1,798	1,098	393	3,289	1,833	875	224	2,932
Other												
AmBisome	20	267	221	509	44	276	212	533	43	260	189	492
Other[5]	177	32	81	290	255	34	68	356	261	40	66	367
Total Other	197	300	302	799	299	310	280	889	304	301	255	859
Total product sales	20,816	4,617	3,483	28,915	20,508	4,576	3,526	28,610	19,377	4,197	3,361	26,934
Royalty, contract and other revenues	60	447	20	527	82	58	4	144	62	114	7	182
Total revenues	$ 20,876	$ 5,064	$ 3,503	$ 29,443	$ 20,591	$ 4,634	$ 3,529	$ 28,754	$ 19,438	$ 4,310	$ 3,368	$ 27,116

[1] Represents our revenue from cobicistat ("C"), emtricitabine ("FTC") and tenofovir alafenamide ("TAF") in Symtuza (darunavir/C/FTC/TAF), a fixed dose combination product commercialized by Janssen Sciences Ireland Unlimited Company ("Janssen"). See Note 7. Collaborations and Other Arrangements for additional information.

[2] Includes Atripla, Complera/Eviplera, Emtriva, Stribild, Sunlenca, Truvada, Tybost and Yeztugo/Yeytuo.

[3] Includes Epclusa and the authorized generic version of Epclusa sold by Gilead's separate subsidiary, Asegua.

[4] Includes ledipasvir/sofosbuvir (Harvoni and the authorized generic version of Harvoni sold by Asegua), Hepcludex, Hepsera, Livdelzi/Lyvdelzi, Sovaldi, Viread and Vosevi.

[5] Includes Cayston, Jyseleca, Letairis and Zydelig.

[6] All individual international locations accounted for less than 10% of Total revenues.

Revenues from Major Customers

The following table summarizes the revenues from each of our customers who individually accounted for 10% or more of our total gross product sales:

(as a percentage of total gross product sales)	Year Ended December 31,		
	2025	2024	2023
Cardinal Health, Inc. ("Cardinal Health")	29 %	29 %	28 %
Cencora, Inc. ("Cencora")	21 %	21 %	22 %
McKesson Corporation ("McKesson")	24 %	23 %	24 %

Revenues Recognized from Performance Obligations Satisfied in Prior Years

The following table summarizes revenues recognized from performance obligations satisfied in prior years:

	Year Ended December 31,		
(in millions)	2025	2024	2023
Revenue share with Janssen[1] and royalties for licenses of intellectual property	$ 612	$ 727	$ 680
Changes in estimates[2]	$ 903	$ 452	$ 340

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[1] See Note 7. Collaborations and Other Arrangements for additional information.
[2] Changes in estimates increased during the year ended December 31, 2025 primarily due to recognition of $400 million in the third quarter of previously constrained revenues from the sale of certain intellectual property.

Contract Balances

The following table summarizes our contract balances:

	December 31,	
(in millions)	2025	2024
Contract assets[1]	$ 629	$ 277
Contract liabilities[2]	$ 48	$ 58

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[1] The increase in contract assets during the year ended December 31, 2025 primarily related to recognition of $400 million in the third quarter of previously constrained revenues from the sale of certain intellectual property.
[2] Future revenues recognized from contract liabilities are not expected to be material in any one year.

3. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following table summarizes the types of assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2025				December 31, 2024			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Available-for-sale debt securities:								
U.S. treasury securities	$ 1,224	$ —	$ —	$ 1,224	$ —	$ —	$ —	$ —
U.S. government agencies securities	—	15	—	15	—	—	—	—
Corporate debt securities	—	1,398	—	1,398	—	—	—	—
Residential mortgage and asset-backed securities	—	407	—	407	—	—	—	—
Equity securities:								
Money market funds	6,150	—	—	6,150	8,502	—	—	8,502
Publicly traded equity securities	1,961	—	—	1,961	1,561	—	—	1,561
Deferred compensation plan	406	—	—	406	343	—	—	343
Foreign currency derivative contracts	—	56	—	56	—	128	—	128
Total	$ 9,741	$ 1,875	$ —	$11,616	$10,405	$ 128	$ —	$10,533
Liabilities:								
Contingent consideration liability	$ —	$ —	$ 278	$ 278	$ —	$ —	$ 206	$ 206
Deferred compensation plan	406	—	—	406	343	—	—	343
Foreign currency derivative contracts	—	72	—	72	—	3	—	3
Total	$ 406	$ 72	$ 278	$ 757	$ 343	$ 3	$ 206	$ 552

Level 2 Inputs

Available-for-Sale Debt Securities

For our available-for-sale debt securities, we estimate the fair values by reviewing trading activity and pricing as of the measurement date and by taking into consideration valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income-based and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate the fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads, benchmark securities, prepayment/default projections based on historical data and other observable inputs.

Foreign Currency Derivative Contracts

Our foreign currency derivative contracts have maturities of 18 months or less and all are with counterparties that have a minimum credit rating of A- or equivalent by S&P Global Ratings, Moody's Investors Service, Inc. or Fitch Ratings, Inc. We estimate the fair values of these contracts by utilizing an income-based industry standard valuation model for which all significant inputs are observable, either directly or indirectly. These inputs include foreign currency exchange rates, Secured Overnight Financing Rate ("SOFR") and swap rates. These inputs, where applicable, are observable at commonly quoted intervals.

Level 3 Inputs

Contingent Consideration Liability

In connection with our first quarter 2021 acquisition of MYR GmbH, we are subject to a potential contingent consideration payment of up to €300 million, subject to customary adjustments, which is revalued each reporting period using probability-weighted scenarios for U.S. Food and Drug Administration ("FDA") approval of bulevirtide until the related contingency is resolved.

The following table summarizes the change in fair value of our contingent consideration liability:

	Year Ended December 31,					
(in millions)	2025		2024		2023	
Beginning balance	$	206	$	228	$	275
Changes in valuation assumptions[1]		43		(7)		(60)
Effect of foreign exchange remeasurement[2]		29		(14)		12
Ending balance[3]	$	278	$	206	$	228

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[1] Included in Research and development expenses on our Consolidated Statements of Operations. The changes in 2025 primarily related to changes in assumptions around probability. The changes in 2023 primarily related to changes in assumptions around probability and timing of regulatory approval.

[2] Included in Other (income) expense, net on our Consolidated Statements of Operations.

[3] Included in Other current liabilities as of December 31, 2025 and in Other long-term liabilities as of December 31, 2024 and 2023 on our Consolidated Balance Sheets, respectively.

Fair Value Level Transfers

There were no transfers between Level 1, Level 2 and Level 3 in the periods presented.

Nonrecurring Fair Value Measurements

In 2025, 2024 and 2023, we recorded partial impairment charges of $590 million, $4.2 billion and $50 million, respectively, related to certain acquired IPR&D assets. See Note 8. Goodwill and Intangible Assets for additional information.

In 2023, we recorded a $51 million write-off of our finite-lived intangible asset related to filgotinib as discussed in Note 8. Goodwill and Intangible Assets, as well as a $381 million write-off of manufacturing assets related to changes in our manufacturing strategy as discussed in Note 9. Other Financial Information. Both charges were recorded within Cost of goods sold on our Consolidated Statements of Operations.

Other Fair Value Disclosures

Senior Unsecured Notes

The following table summarizes the total estimated fair value and carrying value of our senior unsecured notes, determined using Level 2 inputs based on their quoted market values:

	December 31,	
(in millions)	**2025**	**2024**
Fair value	$ 22,342	$ 23,335
Carrying value	$ 23,827	$ 25,562

Liability Related to Future Royalties

We recorded a liability related to future royalties as part of our 2020 acquisition of Immunomedics, Inc. ("Immunomedics"), which is subsequently amortized using the effective interest method over the remaining estimated life. The fair value of the liability related to future royalties, determined using Level 3 inputs, was approximately $0.8 billion and $0.9 billion as of December 31, 2025 and 2024, respectively, and the carrying value was $1.1 billion as of December 31, 2025 and 2024. See Note 10. Debt and Credit Facilities for additional information.

4. AVAILABLE-FOR-SALE DEBT SECURITIES AND EQUITY SECURITIES

Available-for-Sale Debt Securities

The following table summarizes our available-for-sale debt securities:

	December 31, 2025			
(in millions)	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
U.S. treasury securities	$ 1,222	$ 3	$ —	$ 1,224
U.S. government agencies securities	15	—	—	15
Corporate debt securities	1,392	7	—	1,398
Residential mortgage and asset-backed securities	405	2	—	407
Total	$ 3,033	$ 11	$ (1)	$ 3,044

There were no available-for-sale debt securities balances as of December 31, 2024.

The total gross unrealized losses in the table above relate to available-for-sale debt securities, primarily corporate debt securities and U.S. treasury securities, with an estimated fair value of approximately $724 million that have been in a continuous unrealized loss position for less than 12 months as of December 31, 2025. No allowance for credit losses was recognized for investments with unrealized losses as of December 31, 2025 as the unrealized losses were primarily driven by broader change in interest rates with no adverse conditions identified that would prevent the issuer from making scheduled principal and interest payments. We do not currently intend to sell, and it is not more likely than not that we will be required to sell, such investments before recovery of their amortized cost bases.

The following table summarizes the classification of our available-for-sale debt securities on our Consolidated Balance Sheets:

(in millions)	**December 31, 2025**
Cash and cash equivalents	$ 2
Short-term marketable debt securities	68
Long-term marketable debt securities	2,974
Total	$ 3,044

The following table summarizes our available-for-sale debt securities by contractual maturity:

(in millions)	December 31, 2025	
	Amortized Cost	Fair Value
Within one year	$ 70	$ 70
After one year through five years	2,931	2,941
After five years through ten years	32	32
Total	$ 3,033	$ 3,044

Equity Securities

The following table summarizes the classification of our equity securities on our Consolidated Balance Sheets, including certain equity method investments for which we elected and applied the fair value option as we believe it best reflects the underlying economics of these investments:

(in millions)	December 31, 2025	December 31, 2024
Equity securities measured at fair value:		
Cash and cash equivalents:		
Money market funds	$ 6,150	$ 8,502
Prepaid and other current assets:		
Equity method investment in Galapagos NV ("Galapagos") – fair value option	551	462
Equity method investment in Arcus Biosciences, Inc. ("Arcus") – fair value option	749	448
Other equity method investments – fair value option[1]	183	53
Other	499	614
Other long-term assets	386	327
Equity method investments and other equity securities without readily determinable fair values:		
Other long-term assets[2]	393	386
Total	$ 8,909	$ 10,791

[1] Mostly comprised of our equity interest in Assembly Biosciences, Inc. ("Assembly"), which was approximately 29% of outstanding Assembly stock at the time of our latest purchase of shares.

[2] Mostly comprised of equity interests in certain collaboration partners and investment funds that are considered to be variable interest entities ("VIEs") for which we are not the primary beneficiary. Our maximum exposure to loss as a result of our involvement in these VIEs is limited to the value of our investment.

The following table summarizes net unrealized gains and losses related to equity securities still held as of the respective ending balance sheet dates for the periods below, included in Other (income) expense, net on our Consolidated Statements of Operations:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Unrealized (gain) loss, net, related to fair value option investments	$ (440)	$ 377	$ 68
Unrealized loss (gain), net, related to all other equity investments	35	(93)	(8)
Total unrealized (gain) loss, net	$ (404)	$ 284	$ 60

Related Party Transaction

In 2025, we donated certain equity securities at fair value to the Gilead Foundation, a California nonprofit public benefit corporation for which certain of our officers serve as directors, and recorded a related expense of $89 million in Selling, general and administrative expenses on our Consolidated Statements of Operations.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Our operations in foreign countries expose us to risk associated with foreign currency exchange rate fluctuations between the U.S. dollar and various foreign currencies, primarily the Euro. To partially mitigate the impact of changes in currency exchange rates on net cash flows from our foreign currency denominated sales as well as outstanding monetary assets and liabilities, we enter into foreign currency exchange forward contracts. In general, the risk of foreign currency fluctuations related to our operations is offset by corresponding gains and losses from our derivative instruments. By working only with major banks and closely monitoring current market conditions, we seek to limit the credit risk that counterparties to these contracts may be unable to perform. We enter into contracts that permit net settlement at maturity. In addition, our overall risk of loss in the event of counterparty default is limited to the amount of any net unrealized gains on outstanding contracts (i.e., including the impact of offsetting unrealized losses). We do not enter into derivative contracts for trading purposes.

The derivative instruments we use to mitigate our exposures for certain monetary assets and liabilities that are denominated in a non-functional currency are not designated as hedges. The derivative instruments we use to mitigate our exposures for forecasted product sales are designated as cash flow hedges and have maturities of 18 months or less.

We held foreign currency exchange contracts with outstanding notional amounts of $3.9 billion and $2.9 billion as of December 31, 2025 and 2024, respectively.

While all our derivative contracts allow us the right to offset assets and liabilities, we have presented amounts on our Consolidated Balance Sheets on a gross basis. Further, our contracts generally do not require financial collateral. The following table summarizes the classification and fair values of derivative instruments, including the potential effect of offsetting:

	December 31, 2025					
(in millions)	Prepaid and other current assets	Other long-term assets	Total Derivative Assets	Other current liabilities	Other long-term liabilities	Total Derivative Liabilities
Foreign currency exchange contracts designated as hedges	$ 18	$ 2	$ 20	$ 62	$ 3	$ 65
Foreign currency exchange contracts not designated as hedges	36	—	36	7	—	7
Total derivatives presented gross on the Consolidated Balance Sheets			$ 56			$ 72
Total derivatives not offset on the Consolidated Balance Sheets			(40)			(40)
Net amount (legal offset)			$ 16			$ 32

	December 31, 2024					
(in millions)	Prepaid and other current assets	Other long-term assets	Total Derivative Assets	Other current liabilities	Other long-term liabilities	Total Derivative Liabilities
Foreign currency exchange contracts designated as hedges	$ 90	$ 10	$ 100	$ —	$ —	$ —
Foreign currency exchange contracts not designated as hedges	28	—	28	3	—	3
Total derivatives presented gross on the Consolidated Balance Sheets			$ 128			$ 3
Total derivatives not offset on the Consolidated Balance Sheets			(3)			(3)
Net amount (legal offset)			$ 125			$ —

The following table summarizes the effect of our derivative contracts on our Consolidated Financial Statements:

	Year Ended December 31,		
(in millions)	2025	2024	2023
Derivatives designated as hedges:			
Net (loss) gain recognized in Accumulated other comprehensive income	$ (164)	$ 171	$ (14)
Net (loss) gain reclassified from Accumulated other comprehensive income into Product sales	$ (5)	$ 27	$ 58
Derivatives not designated as hedges:			
Net gain recognized in Other (income) expense, net	$ 20	$ 44	$ 57

Approximately $58 million of pre-tax net losses related to the hedged forecasted transactions reported in Accumulated other comprehensive income as of December 31, 2025 are expected to be reclassified to Product sales within 12 months. There were no discontinuances of cash flow hedges for the years ended December 31, 2025, 2024 and 2023.

The cash flow effects of our derivative contracts for the years ended December 31, 2025, 2024 and 2023 were included within Net cash provided by operating activities on our Consolidated Statements of Cash Flows.

6. ACQUISITIONS

Interius

In October 2025, we closed an agreement to acquire all outstanding shares of Interius BioTherapeutics, Inc. ("Interius"), a privately held biotechnology company developing in vivo chimeric antigen receptor ("CAR") therapeutics, for approximately $350 million in cash consideration. As a result, Interius became our wholly-owned subsidiary.

We accounted for the transaction as an asset acquisition and recorded a $311 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2025. The remaining purchase price related to various other assets acquired and liabilities assumed, consisting primarily of deferred tax assets.

CymaBay

In March 2024, we completed the acquisition of CymaBay Therapeutics, Inc. ("CymaBay") for total consideration of $3.9 billion, net of cash acquired. Upon closing, CymaBay became our wholly-owned subsidiary.

We accounted for this transaction as an asset acquisition since the lead asset, seladelpar, an investigational, oral, peroxisome proliferator-activated receptor delta agonist shown to regulate critical metabolic and liver disease pathways, represented substantially all of the fair value of the gross assets acquired. In 2024, we recorded a $3.8 billion charge, representing an acquired IPR&D asset with no alternative future use, to Acquired in-process research and development expenses, as well as stock-based compensation expense of $133 million related to the cash settlement of unvested CymaBay employee stock awards attributable to post-acquisition services, with $67 million being recorded in Research and development expenses and $67 million in Selling, general and administrative expenses on our Consolidated Statements of Operations. In connection with this acquisition, we recorded $333 million of assets acquired, primarily consisting of net deferred tax assets, and $228 million of liabilities assumed, primarily related to an assumed financing arrangement which we subsequently settled in 2024 through various payments totaling $209 million.

In July 2024, we paid $320 million to Janssen Pharmaceutica NV to extinguish a future royalty obligation related to seladelpar, which was recorded to Acquired in-process research and development expenses on our Consolidated Statements of Operations.

In August 2024, FDA granted accelerated approval for Livdelzi (seladelpar) for the treatment of primary biliary cholangitis in combination with ursodeoxycholic acid ("UDCA") in adults who have had an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA.

XinThera

In May 2023, we closed an agreement to acquire XinThera, Inc. ("XinThera"), a privately held biotechnology company focused on small molecule drugs to treat cancer and immunologic diseases, for approximately $200 million in cash consideration, net of cash acquired. As a result, XinThera became our wholly-owned subsidiary.

We accounted for the transaction as an asset acquisition and recorded a $170 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2023. The remaining purchase price related to various other assets acquired and liabilities assumed. Under the agreement, the former shareholders of XinThera are eligible to receive performance-based development and regulatory milestone payments of up to approximately $760 million, with the first $50 million of such milestones paid and charged primarily to Acquired in-process research and development expenses in October 2023.

Tmunity

In February 2023, we closed an agreement to acquire Tmunity Therapeutics, Inc. ("Tmunity"), a clinical-stage, private biotechnology company focused on next-generation CAR T-cell therapies and technologies. Under the terms of the agreement, we acquired all outstanding shares of Tmunity other than those already owned by Gilead for approximately $300 million in cash consideration. As a result, Tmunity became our wholly-owned subsidiary.

We accounted for the transaction as an asset acquisition and recorded a $244 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2023. The remaining purchase price related to various other assets acquired and liabilities assumed, consisting primarily of deferred tax assets. Under the agreement, the former shareholders of Tmunity and the University of Pennsylvania are eligible to receive a mix of up to approximately $1.0 billion in potential future payments upon achievement of certain development, regulatory and sales-based milestones, as well as royalty payments on sales, with the first $25 million of milestones charged to Acquired in-process research and development expenses in 2023 and paid in January 2024. In 2024, we paid an additional $47 million for development milestones met, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations.

7. COLLABORATIONS AND OTHER ARRANGEMENTS

We enter into licensing and strategic collaborations and other similar arrangements with third parties for the research, development and commercialization of certain products and product candidates. The collaborations involve two or more parties who are active participants in the operating activities of the collaboration and are exposed to significant risks and rewards depending on the commercial success of the activities. The financial terms of these arrangements may include non-refundable upfront payments, expense reimbursements, payments by us for options to acquire certain rights, contingent obligations by us for potential development and regulatory milestone payments and/or sales-based milestone payments, royalty payments, revenue or profit-sharing arrangements and cost-sharing arrangements. Certain payments are contingent upon the occurrence of various future events that have a high degree of uncertainty. Development milestone payments are recorded in our Consolidated Statements of Operations as incurred. Regulatory milestone payments are capitalized as intangible assets and amortized to Cost of goods sold over the term of the respective collaboration arrangement. In conjunction with these arrangements, we occasionally purchase shares of the collaboration partner and record such equity investments in either Prepaid and other current assets or Other long-term assets on our Consolidated Balance Sheets, generally depending on marketability and whether the securities are subject to lock-up provisions.

Pregene

In September 2025, we entered into a strategic license and collaboration agreement with Shenzhen Pregene Biopharma Co., Ltd. ("Pregene") to develop next-generation in vivo therapies. Upon closing of the agreement, we made a $120 million upfront payment, and in the fourth quarter of 2025, we made an $80 million milestone payment to Pregene, both of which were charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations. In addition, Pregene is eligible to receive additional payments up to approximately $1.5 billion upon the achievement of certain development, regulatory, and sales-based milestones as well as up to tiered mid-single digit royalties on annual net sales.

LEO Pharma

In January 2025, we entered into a strategic partnership with LEO Pharma A/S ("LEO Pharma") to accelerate the development and commercialization of LEO Pharma's small molecule oral signal transducer and activator of transcription 6 ("STAT6") programs for the potential treatment of patients with inflammatory diseases. Gilead will have global rights to develop, manufacture, and commercialize the small molecule oral STAT6 program. LEO Pharma will have the option to potentially co-commercialize oral programs for dermatology outside the U.S. LEO Pharma will hold exclusive global rights to STAT6 topical formulations in dermatology. Upon closing of the agreement, we made a $250 million upfront payment to LEO Pharma, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2025. In addition, LEO Pharma is eligible to receive up to approximately $1.5 billion in additional milestone payments and may also receive tiered royalties on sales of oral STAT6 products.

Abingworth

In December 2023, we entered into an arrangement with funds managed by Abingworth LLP ("Abingworth") under which we will receive up to $210 million to co-fund our development costs for Trodelvy for non-small cell lung cancer in 2023 through 2026. As there is substantive transfer of risk to the financial partner, the development funding is recognized by us as an obligation to perform contractual services. We are recognizing the funding as a reduction of Research and development expenses using an attribution model over the period of the related expenses, with $62 million and $78 million of such reductions recorded during the years ended December 31, 2025 and 2024, respectively. If successful, upon regulatory approval in the U.S. for the specified indication, Abingworth will be eligible to receive an approval-based fixed milestone payment of up to $84 million and royalties based on the applicable net sales.

Arcellx

In January 2023, we closed an agreement to enter into a global strategic collaboration with Arcellx, Inc. ("Arcellx"), a public biotechnology company focused on delivering a new class of innovative immunotherapies for patients with cancer and other incurable diseases, to co-develop and co-commercialize Arcellx's lead late-stage product candidate, CART-ddBCMA, for the treatment of patients with relapsed or refractory multiple myeloma, and potential future next-generation autologous and non-autologous products. In December 2023, we amended the agreement and expanded the scope of the collaboration to include lymphomas and exercised our option to negotiate a license for Arcellx's ARC-SparX program, ACLX-001, in multiple myeloma. In conjunction with the collaboration, we recorded a combined $313 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2023, primarily related to upfront payments. We also made various purchases of Arcellx shares for which we recorded an equity investment of $299 million on our Consolidated Balance Sheets in 2023. As of December 31, 2025, the investment is included in Prepaid and other current assets. The companies share development, clinical trial and commercialization costs for CART-ddBCMA and will jointly commercialize the product and split U.S. profits 50/50. Outside the U.S., we will commercialize the product and Arcellx will receive royalties on sales. Under the agreement, Arcellx is eligible to receive performance-based development and regulatory milestone payments of up to $1.5 billion related to CART-ddBCMA, a potential future next-generation autologous product and a potential future non-autologous product, with further commercial milestone payments, profit split payments on co-promoted products and royalties on at least a portion of worldwide net sales, depending on whether Arcellx opts in to co-promote the future products. In 2024, we paid $68 million for development milestones met, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations. If additional future products are developed, Arcellx would be eligible to receive additional milestone payments, profit split payments on co-promoted products and royalties on at least a portion of worldwide net sales, depending on whether Arcellx opts in to co-promote these additional future products as well.

In February 2026, we entered into a definitive agreement to acquire Arcellx for an estimated $7.0 billion excluding our pre-existing common stock holdings, providing us with full control of its leading pipeline candidate, anitocabtagene autoleucel ("anito-cel"), an investigational BCMA-directed CAR-T cell therapy for patients with relapsed and/or refractory multiple myeloma. Under the terms of the merger agreement, a wholly-owned subsidiary of Gilead will commence a tender offer to acquire all of the outstanding shares of Arcellx's common stock that Gilead does not already own for an offer price of $115 per share in cash and one non-transferable contingent value right of $5 per share upon the achievement of cumulative global net sales of anito-cel of at least $6.0 billion from launch through year-end 2029. Following successful completion of the tender offer, Gilead will acquire all remaining shares of Arcellx not tendered in the offer through a second step merger at the same price as in the tender offer. Consummation of the tender offer is subject to a minimum tender of at least a majority of then-outstanding Arcellx shares, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Gilead plans to pay all cash consideration for the transaction. The tender offer is not subject to a financing condition. Upon closing, which is anticipated in the second quarter of 2026, Arcellx will become a wholly-owned subsidiary.

Merck

In March 2021, we entered into a license and collaboration agreement with Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc. ("Merck") to jointly develop and commercialize long-acting investigational treatments in HIV that combine Gilead's investigational capsid inhibitor, lenacapavir, and Merck's investigational nucleoside reverse transcriptase translocation inhibitor, islatravir, with other formulations potentially added to the collaboration as mutually agreed. The collaboration is initially focused on long-acting oral and injectable formulations.

Under the terms of the agreement, as amended, Gilead and Merck will mostly share global development and commercialization costs at 60% and 40%, respectively, across the oral and injectable formulation programs. For long-acting oral products, if approved, Gilead would lead commercialization in the U.S., and Merck would lead commercialization in the European Union ("EU") and rest of the world. For long-acting injectable products, if approved, Merck would lead commercialization in the U.S. and Gilead would lead commercialization in the EU and rest of the world. Under the terms of the agreement, Gilead and Merck would jointly promote the combination products in the U.S. and certain other major markets. If successful, we would share global product revenues with Merck equally until product revenues surpass certain pre-determined per formulation revenue tiers. Upon passing $2.0 billion in net product sales for the oral combination in a given calendar year, our share of revenue would increase to 65% for any revenues above the threshold for such calendar year. Upon passing $3.5 billion in net product sales for the injectable combination in a given calendar year, our share of revenue will increase to 65% for any revenues above the threshold for such calendar year. Reimbursements of R&D costs to or from Merck are recorded within Research and development expenses on our Consolidated Statements of Operations. Expenses recognized under the agreement were not material for the years ended December 31, 2025, 2024 and 2023. No revenues have been recognized under the agreement for the years ended December 31, 2025, 2024 and 2023.

We will also have the option to license certain of Merck's investigational oral integrase inhibitors to develop in combination with lenacapavir. Reciprocally, Merck will have the option to license certain of Gilead's investigational oral integrase inhibitors to develop in combination with islatravir. Each company may exercise its option for such investigational oral integrase inhibitor of the other company within the first five years after execution of the agreement, following completion of the first Phase 1 clinical trial of that integrase inhibitor. Upon exercise of an option, the companies will split development costs and revenues, unless the non-exercising company decides to opt out, in which case the non-exercising company will be paid a royalty.

Arcus

In May 2020, we entered into a transaction, and have since entered into various amending transactions, with Arcus, a publicly traded oncology-focused biopharmaceutical company, which included entry into an option, license and collaboration agreement (as amended, the "Collaboration Agreement"), with Gilead having the right to opt in to all current and future clinical-stage product candidates for up to ten years following the closing of the initial transaction, and a common stock purchase agreement and an investor rights agreement (together, as amended, the "Stock Purchase Agreements").

As part of the May 2023 amendment, we paid a $35 million upfront fee to initiate research programs against targets jointly selected by the parties that are applicable to inflammatory diseases, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations.

As part of the January 2024 amendment, we committed to a $100 million continuation fee, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations and paid later in 2024. Our number of designees on Arcus' board of directors was also increased to three.

Under the Collaboration Agreement, the companies co-develop and share the global costs related to these clinical programs. We recorded $218 million, $243 million and $189 million of such costs primarily in Research and development expenses on our Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, respectively. If the optioned molecules achieve regulatory approval, the companies will co-commercialize and equally share profits in the U.S. Gilead will hold exclusive commercialization rights outside the U.S., subject to any rights of Arcus's existing collaboration partners, and will pay to Arcus tiered royalties as a percentage of net sales ranging from the mid teens to low twenties. For the research programs applicable to inflammatory diseases, Gilead may exercise an option to license each program at two separate, prespecified time points. If Gilead exercises its option at the earlier time point, Arcus would be eligible to receive up to $420 million in future option and milestone payments and tiered royalties for each optioned program. If Gilead exercises its option at the later time point, the parties would have rights to co-develop and share global development costs and to co-commercialize and share profits in the U.S. for optioned programs. We may also pay as much as an additional $100 million at our option in 2026 and again in 2028, unless terminated early, to maintain the rights to opt in to future Arcus programs for the duration of the contact term.

We have made various purchases of shares since the original closing of the Stock Purchase Agreements, including a purchase of shares at a premium for $320 million in 2024 whereby we recorded $233 million for the fair value of the equity investment in Prepaid and other current assets on our Consolidated Balance Sheets and $87 million for the premium in Other (income) expense, net on our Consolidated Statements of Operations for the year ended December 31, 2024. As of December 31, 2025, we held 31.4 million shares, or approximately 30% of the issued and outstanding voting stock of Arcus at the time of our latest purchase of shares.

Galapagos

In August 2019, we closed a 10-year option, license and collaboration agreement (the "OLCA") and a subscription agreement (the "Subscription Agreement"), each with Galapagos, a clinical-stage biotechnology company based in Belgium, pursuant to which the parties entered into a global collaboration that covers certain programs in Galapagos' current and future product portfolio.

Under the OLCA, if we exercise our option to a program, we will pay a $150 million option exercise fee per program. In addition, Galapagos will receive tiered royalties ranging from 20% to 24% on net sales in our territories of each Galapagos product optioned by us. If we exercise our option for a program, the parties will share equally in development costs and mutually agreed commercialization costs incurred subsequent to our exercise of the option. We may terminate the collaboration in its entirety or on a program-by-program and country-by-country basis with advance notice as well as following other customary termination events.

Pursuant to the Subscription Agreement, we purchased new ordinary shares of Galapagos and were issued warrants that confer the right to subscribe, from time to time, for a number of new shares to be issued by Galapagos sufficient to bring the number of shares owned by us to 29.9% of the issued and outstanding shares at the time of our exercises. We currently own 16.7 million shares or approximately 25.8% of the shares issued and outstanding at the time of last purchase in 2019. We are subject to a 10-year standstill restricting our ability to acquire voting securities of Galapagos exceeding more than 29.9% of the then-issued and outstanding voting securities of Galapagos. We have two designees appointed to Galapagos' board of directors as of December 31, 2025.

Janssen

Complera/Eviplera and Odefsey

In 2009, we entered into a license and collaboration agreement with Janssen to develop and commercialize a fixed-dose combination of our Truvada and Janssen's non-nucleoside reverse transcriptase inhibitor, rilpivirine. This combination was approved in the U.S. and EU in 2011 and is sold under the brand name Complera in the U.S. and Eviplera in the EU. The agreement was amended in 2014 to expand the collaboration to include another product containing Janssen's rilpivirine and our emtricitabine and tenofovir alafenamide ("Odefsey").

Under the amended agreement, Janssen granted us an exclusive license to Complera/Eviplera and Odefsey worldwide, but retained rights to distribute both combination products in certain countries outside of the U.S. Neither party is restricted from combining its drugs with any other drug products except those which are similar to the components of Complera/Eviplera and Odefsey.

We are responsible for manufacturing Complera/Eviplera and Odefsey and have the lead role in registration, distribution and commercialization of both products except in the countries where Janssen distributes. Janssen has exercised a right to co-detail the combination product in some of the countries where we are the selling party.

Under the financial provisions of the 2014 amendment, the selling party sets the price of the combined products and the parties share revenues based on the ratio of the net selling prices of the party's component(s), subject to certain restrictions and adjustments. We retain a specified percentage of Janssen's share of revenues, including up to 30% in major markets. Sales of these products amounted to approximately $1.3 billion, $1.4 billion and $1.5 billion for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in Product sales on our Consolidated Statements of Operations. Janssen's share of these revenues was $369 million, $403 million and $430 million for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in Cost of goods sold on our Consolidated Statements of Operations.

Termination of the agreement may be on a product or country basis and will depend on the circumstances, including withdrawal of a product from the market, material breach by either party or expiry of the revenue share payment term. We may terminate the agreement without cause with respect to the countries where we sell the products.

Symtuza

In 2014, we amended a license and collaboration agreement with Janssen to develop and commercialize a fixed-dose combination of Janssen's darunavir and our cobicistat, emtricitabine and tenofovir alafenamide ("Gilead Compounds"). This combination was approved in the U.S. and EU in July 2018 and September 2017, respectively, and is sold under the brand name Symtuza.

Under the terms of the 2014 amendment, we granted Janssen an exclusive license to Symtuza worldwide. Janssen is responsible for manufacturing, registration, distribution and commercialization of Symtuza worldwide. We are responsible for the intellectual property related to the Gilead Compounds and are the exclusive supplier of the Gilead Compounds. Neither party is restricted from combining its drugs with any other drug products except those which are similar to the components of Symtuza.

Janssen sets the price of Symtuza and the parties share revenue based on the ratio of the net selling prices of the party's component(s), subject to certain restrictions and adjustments. The intellectual property license and supply obligations related to the Gilead Compounds are accounted for as a single performance obligation. As the license was deemed to be the predominant item to which the revenue share relates, we recognize our share of the Symtuza revenue in the period when the corresponding sales of Symtuza by Janssen occur. We record our share of the Symtuza revenue as Product sales on our Consolidated Statements of Operations primarily because we supply the Gilead Compounds to Janssen for Symtuza.

Termination of the agreement may be on a product or country basis and will depend on the circumstances, including withdrawal of a product from the market, material breach by either party or expiry of the revenue share payment term. Janssen may terminate the agreement without cause on a country-by-country basis, in which case Gilead has the right to become the selling party for such country(ies) if the product has launched but has been on the market for fewer than 10 years. Janssen may also terminate the entire agreement without cause.

Japan Tobacco / Shionogi

In 2005, Japan Tobacco, Inc. ("Japan Tobacco") granted us exclusive rights to develop and commercialize elvitegravir, a novel HIV integrase inhibitor, in all countries of the world, excluding Japan, where Japan Tobacco retained such rights. In 2018, we entered into an agreement with Japan Tobacco to acquire the rights to market and distribute certain products in our HIV portfolio in Japan and to expand our rights to develop and commercialize elvitegravir to include Japan. Under the terms of the agreement, we paid Japan Tobacco $559 million in cash and recognized an intangible asset of $550 million reflecting the estimated fair value of the marketing-related rights acquired from Japan Tobacco. The intangible asset is being amortized over nine years, representing the period over which the majority of the benefits are expected to be derived from the applicable products in our HIV portfolio. The amortization expense is classified as selling expense and recorded in Selling, general and administrative expenses on our Consolidated Statements of Operations.

In 2025, Japan Tobacco was acquired by Shionogi & Co., Ltd. ("Shionogi"), and Shionogi assumed all rights and obligations of Japan Tobacco under our agreements. We are responsible for seeking regulatory approval in our territories and are required to use diligent efforts to commercialize elvitegravir for the treatment of HIV infection. We bear all costs and expenses associated with such commercialization efforts and pay a royalty to Shionogi, as successor to Japan Tobacco, based on our product sales. Our sales of these products, namely Genvoya and Stribild, amounted to approximately $1.6 billion, $1.8 billion and $2.2 billion for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in Product sales on our Consolidated Statements of Operations. We expensed royalties due to Japan Tobacco (and beginning in 2025, Shionogi as its successor) of $112 million, $139 million and $167 million for the years ended December 31, 2025, 2024 and 2023, respectively, in Cost of goods sold on our Consolidated Statements of Operations.

Termination of the agreement may be on a product or country basis and will depend on the circumstances, including material breach by either party or expiry of royalty payment term. We may also terminate the entire agreement without cause.

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

There were no changes in the carrying value of goodwill for the years ended December 31, 2025 and 2024. In addition, as of December 31, 2025, there were no accumulated goodwill impairment losses.

Intangible Assets

The following table summarizes our Intangible assets, net:

(in millions)	December 31, 2025				December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount
Finite-lived assets:								
Intangible asset – sofosbuvir	$ 10,720	$ (8,448)	$ —	$ 2,272	$ 10,720	$ (7,749)	$ —	$ 2,971
Intangible asset – axicabtagene ciloleucel	7,110	(3,127)	—	3,983	7,110	(2,721)	—	4,389
Intangible asset – Trodelvy	11,730	(4,164)	—	7,566	11,730	(3,083)	—	8,647
Intangible asset – Hepcludex	845	(415)	—	430	845	(329)	—	516
Other	1,483	(1,056)	—	428	1,474	(940)	1	535
Total finite-lived assets	31,888	(17,211)	—	14,678	31,879	(14,822)	1	17,058
Indefinite-lived assets – IPR&D[1]	2,300	—	—	2,300	2,890	—	—	2,890
Total intangible assets	$ 34,188	$ (17,211)	$ —	$ 16,978	$ 34,769	$ (14,822)	$ 1	$ 19,948

---

[1] The Indefinite-lived assets – IPR&D balance as of December 31, 2025 was comprised of $1.75 billion related to sacituzumab govitecan-hziy ("SG") for non-small cell lung cancer ("NSCLC") and $550 million related to bulevirtide. The balance as of December 31, 2024 was comprised of $1.75 billion related to SG for NSCLC and $1.1 billion related to bulevirtide. See "2025 Impairment" below for 2025 activity.

Amortization Expense

Aggregate amortization expense related to finite-lived intangible assets was $2.4 billion for the years ended December 31, 2025 and 2024 and $2.3 billion for the year ended December 31, 2023, primarily included in Cost of goods sold on our Consolidated Statements of Operations.

The following table summarizes the estimated future amortization expense associated with our finite-lived intangible assets as of December 31, 2025:

(in millions)		Amount
2026	$	2,383
2027		2,380
2028		2,319
2029		1,791
2030		1,605
Thereafter		4,199
Total	$	14,678

Impairment Assessments

No indicators of impairment resulting in an adjustment to the carrying value of intangible assets were identified for the years ended December 31, 2025, 2024 and 2023, except as described below.

There were no quantitative assessments for IPR&D intangible assets during the year ended December 31, 2025, other than the assessments described below. The weighted-average discount rates used in our quantitative assessments for IPR&D intangible assets during the years ended December 31, 2024 and 2023, other than for the assessments described below, were 7.25% and 7.5%, respectively.

2025 Impairments

In the second quarter of 2025 and again in the fourth quarter of 2025, additional data became available indicating a more competitive market for bulevirtide where it is not yet approved. Based on our evaluation of the data, and in connection with the preparation of the financial statements for the second quarter of 2025 and again for the year ended December 31, 2025, we performed impairment tests and determined that the revised estimated fair value of the bulevirtide IPR&D intangible asset was below its carrying value in both periods. As a result, we recognized partial impairment charges of $190 million and $400 million in In-process research and development impairments on our Consolidated Statements of Operations for the second and fourth quarters of 2025, respectively, for a total of $590 million for the year ended December 31, 2025.

To arrive at the revised estimated fair values as of June 30, 2025 and December 31, 2025, we used a probability-weighted income approach that discounts expected future cash flows to present value, which requires the use of Level 3 fair value measurements and inputs, including critical estimated inputs, such as: revenues and operating profits related to the planned utilization of bulevirtide outside of the EU, which includes inputs such as addressable patient population, projected market share, treatment duration, and the life of the potential commercialized product; the probability of technical and regulatory success; the time and resources needed to complete the development and approval of bulevirtide outside of the EU; an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile; and risks related to the viability of and potential alternative treatments in any future target markets. We used discount rates of 8.25% and 7.75% for the second and fourth quarters of 2025, respectively, which are based on the estimated weighted-average cost of capital for companies with profiles similar to ours.

2024 Impairments

In January 2024, we received data from our Phase 3 EVOKE-01 study of Trodelvy evaluating SG indicating that the study did not meet its primary endpoint of overall survival in previously treated metastatic NSCLC, thus triggering a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation of the study results and all other data available at the time, and in connection with the preparation of the financial statements for the first quarter of 2024, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $2.4 billion in In-process research and development impairments on our Consolidated Statements of Operations for the first quarter of 2024.

In September 2024, based on discussions with regulators and external opinion leaders and the completed evaluation of the Phase 3 EVOKE-01 study data, we made a strategic decision to discontinue our clinical development program in metastatic NSCLC for Trodelvy in the second-line indication. This decision triggered a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation, and in connection with the preparation of the financial statements for the third quarter of 2024, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $1.8 billion in In-process research and development impairments on our Consolidated Statements of Operations for the third quarter of 2024.

To arrive at the revised estimated fair values as of March 31, 2024 and September 30, 2024, we used a probability-weighted income approach that discounts expected future cash flows to present value, which requires the use of Level 3 fair value measurements and inputs, including critical estimated inputs, such as: revenues and operating profits related to the planned utilization of SG in NSCLC, which includes inputs such as addressable patient population, projected market share, treatment duration, and the life of the potential commercialized product; the probability of technical and regulatory success; the time and resources needed to complete the development and approval of SG in NSCLC; an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile; and risks related to the viability of and potential alternative treatments in any future target markets. We used a discount rate of 7.00% which is based on the estimated weighted-average cost of capital for companies with profiles similar to ours.

2023 Impairments

In 2023, we wrote off the remaining $51 million balance of a finite-lived intangible asset, charged to Cost of goods sold on our Consolidated Statements of Operations, due to the termination of a global development cost-sharing arrangement with Galapagos related to filgotinib and their obligation to pay tiered royalties to us on net sales in Europe.

Due to a change in anticipated timing of FDA approval, we also recognized a $50 million partial impairment of our bulevirtide IPR&D intangible asset in In-process research and development impairments on our Consolidated Statements of Operations in 2023.

9. OTHER FINANCIAL INFORMATION

Accounts Receivable, Net

The following table summarizes our Accounts receivable, net:

(in millions)	December 31,			
	2025		**2024**	
Accounts receivable[1]	$	5,895	$	5,319
Less: allowances for chargebacks		843		759
Less: allowances for cash discounts and other		97		89
Less: allowances for credit losses		41		52
Accounts receivable, net	$	4,913	$	4,420

_____

[1] As of December 31, 2025, the majority of our Accounts receivable balance arises from product sales in the U.S. and Europe and approximately 60% relates to three wholesalers—Cardinal Health, Cencora and McKesson—and their specialty distributor affiliates.

Inventories

The following table summarizes our Inventories:

(in millions)	December 31,			
		2025		2024
Raw materials	$	1,414	$	1,295
Work in process		1,306		847
Finished goods		1,647		1,447
Total	$	4,368	$	3,589
Reported as:				
Inventories	$	1,774	$	1,710
Other long-term assets[1]		2,594		1,879
Total	$	4,368	$	3,589

_____
[1] As of December 31, 2025, this amount primarily consists of raw materials and work in process.

As of December 31, 2025, we held approximately $613 million of pre-commercial Trodelvy inventory for which the manufacturing process has not yet been approved by FDA.

Prepaid and Other Current Assets

The following table summarizes the components of Prepaid and other current assets:

(in millions)	December 31,			
		2025		2024
Prepaid taxes	$	899	$	480
Equity securities		1,981		1,577
Other		1,144		995
Prepaid and other current assets	$	4,024	$	3,052

Property, Plant and Equipment, Net

The following table summarizes our Property, plant and equipment, net by asset type:

(in millions)	December 31,			
		2025		2024
Land and land improvements	$	561	$	561
Buildings and improvements (including leasehold improvements)		4,622		4,539
Laboratory and manufacturing equipment		1,241		1,192
Internal-use software		666		692
Other		466		397
Construction in progress		745		501
Subtotal		8,302		7,884
Less: accumulated depreciation		2,696		2,470
Total	$	5,606	$	5,414

The following table summarizes our Property, plant and equipment, net by geography:

(in millions)	December 31,			
		2025		2024
U.S.	$	4,975		4,787
International[1]		631		627
Total	$	5,606	$	5,414

_____
[1] All individual international locations accounted for less than 10% of the total balances.

The following table summarizes Depreciation expense:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Depreciation expense	$ 370	$ 381	$ 354

Other Current Liabilities

The following table summarizes the components of Other current liabilities:

(in millions)	December 31,	
	2025	2024
Compensation and employee benefits	$ 1,298	$ 1,228
Income taxes payable	92	1,646
Allowance for sales returns	321	321
Other	2,243	2,269
Other current liabilities	$ 3,953	$ 5,464

Accumulated Other Comprehensive Income

The following table summarizes the changes in Accumulated other comprehensive income by component, net of tax:

(in millions)	Foreign Currency Translation	Available-for-Sale Debt Securities	Cash Flow Hedges	Total
Balance as of December 31, 2022	$ 2	$ (33)	$ 33	$ 2
Net unrealized gain (loss), net of income tax benefit of $0, $0, and $(2), respectively	$ 60	$ 26	$ (12)	$ 75
Loss (gain) reclassified to net income, net of income tax expense of $0, $0, and $7, respectively	—	2	(51)	(49)
Other comprehensive income (loss), net	60	28	(62)	26
Balance as of December 31, 2023	$ 62	$ (5)	$ (29)	$ 28
Net unrealized (loss) gain, net of income tax expense of $0, $0, and $21, respectively	$ (26)	$ —	$ 149	$ 124
Loss (gain) reclassified to net income, net of income tax expense of $0, $0, and $3, respectively	—	5	(24)	(19)
Other comprehensive (loss) income, net	(26)	5	125	104
Balance as of December 31, 2024	$ 36	$ —	$ 96	$ 132
Net unrealized gain (loss), net of income tax expense (benefit) of $0, $3, and $(20), respectively	$ 38	$ 9	$ (143)	$ (97)
(Gain) loss reclassified to net income, net of income tax expense (benefit) of $0, $0, and $(1), respectively	—	—	5	4
Other comprehensive income (loss), net	38	8	(139)	(93)
Balance as of December 31, 2025	$ 74	$ 8	$ (43)	$ 39

The following table summarizes the reclassifications out of Accumulated other comprehensive income and into Net income, including the affected line items from our Consolidated Statements of Operations:

(in millions)	Year Ended December 31,			Line Item Affected
	2025	2024	2023	
Net (loss) gain related to cash flow hedges	$ (5)	$ 27	$ 58	Product sales
Net (gain) loss related to available-for-sale debt securities	$ (1)	$ 5	$ 2	Other (income) expense, net
Income tax (benefit) expense	$ (1)	$ 3	$ 7	Income tax (benefit) expense

Restructuring

In 2025 and 2024, we incurred restructuring charges primarily related to reductions in our workforce. In 2023, we incurred restructuring charges primarily related to changes in our manufacturing strategy which included a decision to no longer utilize certain facilities. As a result of this decision, we determined that the related assets were fully impaired based on the difference between fair value and the carrying amount. The total charges in 2023 consisted of write-offs of manufacturing assets of $381 million, write-offs of inventory of $89 million and other costs of $57 million.

The following table summarizes the affected line items from our Consolidated Statements of Operations:

(in millions)	Year Ended December 31,					
	2025		2024		2023	
Cost of goods sold	$	4	$	—	$	479
Research and development expenses		68		98		20
Selling, general and administrative expenses		66		91		28
Restructuring charges	$	138	$	188	$	527

As of December 31, 2025, we had a remaining liability of $61 million on our Consolidated Balance Sheets associated with restructuring charges, a majority of which we anticipate will be paid in the next 12 months.

Other (Income) Expense, Net

The following table summarizes the components of Other (income) expense, net:

(in millions)	Year Ended December 31,					
	2025		2024		2023	
(Gain) loss from equity securities, net	$	(451)	$	274	$	167
Interest income		(349)		(281)		(376)
Other, net		1		2		11
Other (income) expense, net	$	(798)	$	(6)	$	(198)

10. DEBT AND CREDIT FACILITIES

The following table summarizes the carrying amount of our borrowings under various financing arrangements:

(in millions)				Carrying Amount	
Type of Borrowing	**Issue Date**	**Maturity Date**	**Interest Rate**	**December 31, 2025**	**December 31, 2024**
Senior Unsecured	November 2014	February 2025	3.50%	$ —	$ 1,750
Senior Unsecured	September 2015	March 2026	3.65%	2,750	2,747
Senior Unsecured	September 2016	March 2027	2.95%	1,249	1,249
Senior Unsecured	September 2020	October 2027	1.20%	749	748
Senior Unsecured	November 2024	November 2029	4.80%	747	746
Senior Unsecured	September 2020	October 2030	1.65%	996	995
Senior Unsecured	September 2023	October 2033	5.25%	994	993
Senior Unsecured	November 2024	June 2035	5.10%	992	991
Senior Unsecured	September 2015	September 2035	4.60%	994	994
Senior Unsecured	September 2016	September 2036	4.00%	744	744
Senior Unsecured	September 2020	October 2040	2.60%	990	989
Senior Unsecured	December 2011	December 2041	5.65%	997	997
Senior Unsecured	March 2014	April 2044	4.80%	1,738	1,738
Senior Unsecured	November 2014	February 2045	4.50%	1,736	1,735
Senior Unsecured	September 2015	March 2046	4.75%	2,225	2,224
Senior Unsecured	September 2016	March 2047	4.15%	1,731	1,730
Senior Unsecured	September 2020	October 2050	2.80%	1,480	1,479
Senior Unsecured	September 2023	October 2053	5.55%	989	988
Senior Unsecured	November 2024	November 2054	5.50%	989	989
Senior Unsecured	November 2024	November 2064	5.60%	739	738
Total senior unsecured notes				23,827	25,562
Liability related to future royalties				1,110	1,148
Total debt, net				24,937	26,710
Less: Current portion of long-term debt, net				2,807	1,815
Total Long-term debt, net				$ 22,129	$ 24,896

Senior Unsecured Notes

In February 2025, we repaid $1.75 billion of principal balance related to our senior unsecured notes due February 2025.

Our senior unsecured notes may be redeemed at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum, as determined by an independent investment banker, of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate, plus a make-whole premium, which are defined in the terms of the notes. The senior unsecured notes also have a par call feature, exercisable at our option, to redeem the notes at par in whole, or in part, on dates ranging from one to six months prior to maturity. In each case, accrued and unpaid interest is also required to be redeemed to the date of redemption.

In the event of a change in control and a downgrade in the rating of our senior unsecured notes below investment grade by Moody's Investors Service, Inc. and S&P Global Ratings, the holders may require us to purchase all or a portion of their notes at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest to the date of repurchase. We are required to comply with certain covenants under our note indentures governing our senior unsecured notes. As of December 31, 2025 and 2024, we were not in violation of any covenants.

Liability Related to Future Royalties

In connection with our acquisition of Immunomedics, we assumed a liability related to a funding arrangement, which was originally entered into by Immunomedics and RPI Finance Trust ("RPI"), prior to our acquisition of Immunomedics. Under the funding agreement, RPI has the right to receive certain royalty amounts, subject to certain reductions, based on the net sales of Trodelvy for each calendar quarter during the term of the agreement through approximately 2036. The liability is amortized using the effective interest rate method, resulting in recognition of interest expense over 16 years. The estimated timing and amount of future expected royalty payments over the estimated term are re-assessed each reporting period. The impact from changes in estimates is recognized in the liability and the related interest expense prospectively.

Revolving Credit Facility

In June 2024, we terminated our $2.5 billion revolving credit facility maturing in June 2025 (the "2020 Revolving Credit Facility") and entered into a new $2.5 billion revolving credit facility maturing in June 2029 (the "2024 Revolving Credit Facility"), which has terms substantially similar to the 2020 Revolving Credit Facility. The 2024 Revolving Credit Facility can be used for working capital requirements and for general corporate purposes, including, without limitation, acquisitions. As of December 31, 2025 and 2024, there were no amounts outstanding under our revolving credit facility.

The 2024 Revolving Credit Facility contains customary representations, warranties, affirmative and negative covenants and events of default. As of December 31, 2025, we were in compliance with all covenants. Loans under the 2024 Revolving Credit Facility bear interest at either (i) Term SOFR plus the Applicable Percentage, (ii) the Alternative Currency Term Rate plus the Applicable Percentage, or (iii) the Base Rate plus the Applicable Percentage, each as defined in the 2024 Revolving Credit Facility agreement. We may terminate or reduce the commitments and may prepay any loans under the 2024 Revolving Credit Facility in whole or in part at any time without premium or penalty.

Interest Paid

The following table summarizes interest paid, net of amounts capitalized:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Interest paid, net of amounts capitalized	$ 1,036	$ 951	$ 891

Contractual Maturities of Financing Obligations

The following table summarizes the aggregate future principal maturities of our senior unsecured notes as of December 31, 2025:

(in millions)	Amount
2026	$ 2,750
2027	2,000
2028	—
2029	750
2030	1,000
Thereafter	17,500
Total	$ 24,000

11. LEASES

Our operating leases consist primarily of properties and equipment for our administrative, manufacturing and R&D activities. Some of our leases contain options to extend the lease term, allowing for extensions of up to 15 additional years for certain leases, and some contain options to terminate the lease early with a sufficient number of months' notice and/or if a given number of years have passed after the lease commencement date. We determine the lease term by assuming the exercise of any renewal and/or early-termination options that are reasonably certain. As of December 31, 2025 and 2024, we did not have material finance leases.

The following table summarizes balance sheet and other information related to our operating leases:

(in millions, except weighted average amounts)	Classification	December 31, 2025		December 31, 2024	
Right-of-use assets, net	Other long-term assets	$	532	$	515
Lease liabilities – current	Other current liabilities	$	102	$	113
Lease liabilities – noncurrent	Other long-term obligations	$	503	$	498
Weighted average remaining lease term			8.1 years		8.0 years
Weighted average discount rate			3.53 %		3.37 %

The following table summarizes cost and other activity related to our operating leases:

(in millions)	Year Ended December 31, 2025		2024		2023	
Operating lease cost, including variable lease and short-term lease cost	$	169	$	163	$	165
Cash paid for amounts included in the measurement of lease liabilities	$	127	$	141	$	88
Right-of-use assets obtained in exchange for lease liabilities[1]	$	106	$	86	$	214

_____

[1]   These represent noncash activities and were therefore not included on our Consolidated Statements of Cash Flows.

The following table is a maturity analysis of our operating lease liabilities as of December 31, 2025:

(in millions)	Amount	
2026	$	121
2027		99
2028		87
2029		75
2030		73
Thereafter		243
Total undiscounted lease payments		699
Less: imputed interest		94
Total discounted lease payments	$	605

12.   COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are a party to various legal actions. Certain significant matters are described below. We recognize accruals for such actions to the extent that we conclude that a loss is both probable and reasonably estimable. We accrue for the best estimate of a loss within a range; however, if no estimate in the range is better than any other, then we accrue the minimum amount in the range. If we determine that a material loss is reasonably possible and the loss or range of loss can be estimated, we disclose the possible loss. Unless otherwise noted, the outcome of these matters either is not expected to be material or is not possible to determine such that we cannot reasonably estimate the maximum potential exposure or the range of possible loss. As of December 31, 2025, we did not have any material accruals for the matters described herein. As of December 31, 2024, we had approximately $242 million of accruals on our Consolidated Balance Sheets for such matters, with approximately $200 million accrued for a potential settlement with the U.S. Attorney's Office for the Southern District of New York, which we eventually entered into in April 2025 and subsequently paid.

Litigation with Generic Manufacturers

As part of the approval process for some of our products, FDA granted us a New Chemical Entity ("NCE") exclusivity period during which other manufacturers' applications for approval of generic versions of our products will not be approved. Generic manufacturers may challenge the patents protecting products that have been granted NCE exclusivity one year prior to the end of the NCE exclusivity period. Generic manufacturers have sought and may continue to seek FDA approval for a similar or identical drug through an abbreviated new drug application ("ANDA"), the application form typically used by manufacturers seeking approval of a generic drug. The sale of generic versions of our products prior to their patent expiration would have a significant negative effect on our revenues and results of operations. To seek approval for a generic version of a product having NCE status, a generic company may submit its ANDA to FDA four years after the branded product's approval.

Starting in March 2022, we received letters from Lupin Ltd. ("Lupin"), Laurus Labs ("Laurus") and Cipla Ltd. ("Cipla"), indicating that they have submitted ANDAs to FDA requesting permission to market and manufacture generic versions of the adult dosage strength of Biktarvy. Lupin, Laurus and Cipla have challenged the validity of four of the six patents listed in the Orange Book as associated with Biktarvy. We filed a lawsuit against Lupin, Laurus and Cipla in May 2022 in the U.S. District Court of Delaware to enforce and defend our intellectual property. Additionally, in November 2023, we received a letter from Cipla indicating that it has submitted an ANDA to FDA requesting permission to market and manufacture a generic version of the pediatric dosage strength of Biktarvy. Cipla challenged the validity of two of the patents listed in the Orange Book as associated with Biktarvy. We filed a separate lawsuit against Cipla in December 2023 in the U.S. District Court of Delaware. This lawsuit was consolidated with the first lawsuit. In October 2025, the consolidated lawsuit was dismissed based on negotiated settlement agreements with Lupin, Laurus and Cipla. Under the agreements, which are subject to standard acceleration provisions, no generic entry by the parties for Biktarvy tablets containing bictegravir (50 mg), tenofovir alafenamide (25 mg) and emtricitabine (200 mg) is expected prior to April 1, 2036 in the United States. Additionally, no generic entry by the parties for Biktarvy tablets containing bictegravir (30 mg), tenofovir alafenamide (15 mg) and emtricitabine (120 mg) is expected in the United States prior to November 19, 2035, if pediatric exclusivity has been granted, or by May 19, 2035, if pediatric exclusivity has not been granted.

In June 2025, we received a letter from Aspiro Pharma Ltd. ("Aspiro"), indicating that it had submitted an ANDA to FDA to request permission to market and manufacture a generic version of Veklury. Aspiro challenges six of the sixteen patents listed in the Orange Book for Veklury as not valid or not infringed by Aspiro's proposed ANDA product. In July 2025, we filed a lawsuit against Aspiro in the U.S. District Court of New Jersey. We intend to enforce and defend our intellectual property.

In January 2026, we received a letter from Cipla indicating that it has submitted a new drug application under §505(b)(2) of the Federal Food, Drug, and Cosmetic Act ("505(b)(2) application") for emtricitabine/tenofovir alafenamide tablets. The 505(b)(2) application references Descovy as the listed drug product. The 505(b)(2) application also includes a paragraph IV certification challenging two Orange Book patents for Descovy. In February 2026, we filed a lawsuit against Cipla in the U.S. District of Court of Delaware. We intend to enforce and defend our intellectual property.

Antitrust and Consumer Protection

We, along with Bristol-Myers Squibb Company ("BMS"), Johnson & Johnson, Inc. ("Johnson & Johnson") and Teva Pharmaceutical Industries Ltd. ("Teva") have been named as defendants in class action lawsuits filed in 2019 and 2020 related to various drugs used to treat HIV, including drugs used in combination antiretroviral therapy. Plaintiffs allege that we (and the other defendants) engaged in various conduct to restrain competition in violation of federal and state antitrust laws and state consumer protection laws. The lawsuits, which have been consolidated, are pending in the U.S. District Court for the Northern District of California. The lawsuits seek to bring claims on behalf of direct purchasers consisting largely of wholesalers and indirect or end-payor purchasers, including health insurers and individual patients. Plaintiffs seek damages, permanent injunctive relief and other relief. In the second half of 2021 and first half of 2022, several plaintiffs consisting of retail pharmacies, individual health plans and United Healthcare, filed separate lawsuits effectively opting out of the class action cases, asserting claims that are substantively the same as the classes. These cases have been coordinated with the class actions. In March 2023, the District Court granted our motion to hold separate trials as to (i) the allegations against us and Teva seeking monetary damages relating to Truvada and Atripla ("Phase I") and (ii) the allegations against us and, in part, Johnson & Johnson, seeking monetary damages and injunctive relief relating to Complera ("Phase II"). In May 2023, we settled claims with the direct purchaser class and the retailer opt-out plaintiffs for $525 million, which we paid in the second half of 2023. The settlement agreements are not an admission of liability or fault by us. In June 2023, the jury returned a complete verdict in Gilead's favor on the remaining plaintiffs' Phase I allegations. In November 2023, the court denied plaintiffs' motion to set aside the verdict, and in February 2024, the court entered final judgment on the Phase I verdict and certain summary judgment rulings. In September 2024, plaintiffs filed their opening appellate briefs challenging the Phase I verdict and those summary judgment rulings. We filed our responsive briefs in January 2025. Plaintiffs filed their reply briefs in March 2025. Oral argument took place in October 2025. The court has stayed Phase II pending the appeal of Phase I. While we intend to vigorously oppose the appeal and defend against the Phase II claims, we cannot predict the ultimate outcome. If plaintiffs are successful in their appeal or Phase II claims, we could be required to pay monetary damages or could be subject to permanent injunctive relief in favor of plaintiffs.

In January 2022, we, along with BMS and Janssen Products, L.P., were named as defendants in a lawsuit filed in the Superior Court of the State of California, County of San Mateo, by Aetna, Inc. on behalf of itself and its affiliates and subsidiaries that effectively opts the Aetna plaintiffs out of the above class actions. The allegations are substantively the same as those in the class actions. The Aetna plaintiffs seek damages, permanent injunctive relief and other relief. In March 2024, the court denied our motion for judgment on the pleadings to preclude Aetna from re-litigating claims that were dismissed at summary judgment in the above class action cases. We filed a writ petition appealing the denial of our motion for judgment on the pleadings, which the appellate court denied in May 2024. In April 2024, the court granted our motion to bifurcate the case to adjudicate the issue of preclusion before litigating the merits of the case. In July 2024, Aetna filed a request to voluntarily dismiss two of its claims with prejudice, which the court subsequently granted, leaving only the claims related to Truvada and Atripla. In September 2024, Aetna filed an amended complaint with respect to these claims. In October 2024, we filed a demurrer and motion to strike plaintiff's claims. In April 2025, the court overruled the demurrer and stated in its order that an immediate appeal is warranted. In June 2025, we filed a writ petition to the Court of Appeal, which was denied in August 2025. Trial has been scheduled for March 2027.

We intend to vigorously defend ourselves in these actions, however, we cannot predict the ultimate outcome. If plaintiffs are successful in their claims, we could be required to pay significant monetary damages or could be subject to permanent injunctive relief awarded in favor of plaintiffs, which may result in a material, adverse effect on our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable.

Product Liability

We have been named as a defendant in one putative class action lawsuit and various product liability lawsuits related to Viread, Truvada, Atripla, Complera and Stribild. Plaintiffs allege that Viread, Truvada, Atripla, Complera and/or Stribild caused them to experience kidney, bone and/or tooth injuries. The lawsuits, which are pending in state or federal court in California and Missouri, involve approximately 23,000 active plaintiffs. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss. The first bellwether trial in California state court was scheduled to begin in October 2022 but is currently stayed pending the conclusion of appellate proceedings in the California Supreme Court. In the California federal case, Gilead agreed to make a one-time payment of approximately $39 million to a group of plaintiffs (approximately 2,470 plaintiffs). The federal court set a trial date of March 2027 for the first bellwether trial of the remaining cases. In the putative class action pending in Missouri, the district court issued an order in January 2026 denying, among other things, plaintiffs' motion for class certification. Plaintiffs have filed a petition for appellate review that is pending in the Eighth Circuit court of appeals. We intend to vigorously defend ourselves in these actions, however, we cannot predict the ultimate outcome. If plaintiffs are successful in their claims, we could be required to pay significant monetary damages, which may result in a material, adverse effect on our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable.

Qui Tam Litigation

A former sales employee filed a qui tam lawsuit against Gilead in March 2017 in U.S. District Court for the Eastern District of Pennsylvania. Following the government's decision not to intervene in the suit, the case was unsealed in December 2020. The lawsuit alleges that certain of Gilead's hepatitis C virus ("HCV") sales and marketing activities and donations to an independent charitable foundation violated the federal False Claims Act and various state false claims acts. The lawsuit seeks all available relief under these statutes. In September 2025, the court granted Gilead's motion for summary judgment and dismissed the case. Relator has appealed the court's ruling.

Health Choice Advocates, LLC ("Health Choice") filed a qui tam lawsuit against Gilead in May 2020 in Texas state court. The lawsuit alleged that Gilead violated the Texas Medicare Fraud Prevention Act ("TMFPA") through our clinical educator programs for Sovaldi and Harvoni and our HCV and HIV patient support programs. The lawsuit sought all available relief under the TMFPA. Health Choice voluntarily dismissed the case without prejudice in August 2023, and commenced a new action in October 2023, asserting largely identical allegations and claims. In the newly filed action, the Texas Attorney General has intervened as a plaintiff. Trial is currently scheduled for August 2026.

We intend to vigorously defend ourselves in these actions, however, we cannot predict the ultimate outcomes. If any of these plaintiffs are successful in their claims, we could be required to pay significant monetary damages, which may result in a material, adverse effect on our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable.

Other Matters

We are a party to various legal actions that arose in the ordinary course of our business. We do not believe that it is probable or reasonably possible that these other legal actions will have a material adverse impact on our consolidated financial position, results of operations or cash flows.

13. EMPLOYEE BENEFITS

Stock-Based Compensation

Equity Incentive Plan and ESPP Summary

In May 2022, our stockholders approved and we adopted the Gilead Sciences, Inc. 2022 Equity Incentive Plan (the "2022 Plan"), a broad-based incentive plan that authorized the issuance of a total of 132 million shares of common stock and provides for the grant of equity-based awards, including RSUs, PSUs, stock options and other restricted stock and performance awards, to employees, directors and consultants. No awards may be granted under previous plans since the approval of the 2022 Plan. As of December 31, 2025, a total of 62 million shares remain available for future grant under the 2022 Plan.

A total of 104 million shares of common stock have been authorized for issuance under our ESPP, with 22 million shares still available for issuance as of December 31, 2025.

Stock-Based Compensation Expense

The following tables summarize total stock-based compensation expense included on our Consolidated Statements of Operations, classified by award type and expense type:

(in millions)	Year Ended December 31,		
	2025	2024	2023
RSUs	$ 790	$ 732	$ 666
PSUs	33	37	32
Stock options	30	30	30
ESPP	41	36	37
Acquisition-related expense[1]	—	133	29
Stock-based compensation expense included in total costs and expenses	$ 894	$ 969	$ 796

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[1] Represents accelerated post-acquisition stock-based compensation expenses, primarily related to CymaBay in 2024.

(in millions)	Year Ended December 31,		
	2025	2024	2023
Cost of goods sold	$ 60	$ 61	$ 57
Research and development expenses	433	458	377
Selling, general and administrative expenses	401	450	361
Stock-based compensation expense included in total costs and expenses	894	969	796
Income tax effect	(254)	(192)	(165)
Stock-based compensation expense, net of tax	$ 640	$ 777	$ 630

RSUs

We grant time-based RSUs to certain employees as part of our annual employee equity compensation review program as well as to new hire employees and to non-employee members of our Board. RSUs are share-based awards that entitle the holder to receive freely tradable shares of our common stock upon vesting. RSUs generally vest over three or four years from the date of grant. RSUs have dividend equivalent rights entitling holders to dividend equivalents to be paid upon vesting for each share of the underlying unit.

The following tables summarize our RSU activity:

(in millions, except per share amounts)	RSUs Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2024	21.8	$ 73.52
Granted	8.9	$ 116.62
Vested	(10.5)	$ 71.80
Forfeited	(2.4)	$ 85.42
Outstanding as of December 31, 2025	17.8	$ 94.39

(in millions, except per share amounts)	Year Ended December 31, 2025	2024	2023
Weighted-average grant date fair value of RSUs granted	$ 116.62	$ 74.82	$ 79.66
Total fair value of RSUs vested	$ 1,216	$ 847	$ 849

As of December 31, 2025, there was $1.1 billion of unrecognized compensation cost related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.1 years.

PSUs

We grant PSUs that generally vest over a three-year performance period upon the achievement of specified market or performance goals, which include achieving a total shareholder return compared to a pre-determined peer group or achieving revenue or adjusted earnings per share growth targets. The actual number of common shares ultimately issued is calculated by multiplying the number of PSUs by a payout percentage ranging from 0% to 200%, and these awards generally vest only when a committee (or subcommittee) of our Board has determined that the specified market and performance goals have been achieved. PSUs have dividend equivalent rights entitling holders to dividend equivalents to be paid upon vesting for each share of the underlying unit.

The following tables summarize our PSU activity:

(in millions, except per share amounts)	PSUs Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2024	1.1	$ 72.24
Granted	0.5	$ 91.33
Vested	(0.7)	$ 63.86
Forfeited	(0.2)	$ 93.86
Outstanding as of December 31, 2025	0.7	$ 100.00

(in millions, except per share amounts)	Year Ended December 31, 2025	2024	2023
Weighted-average grant date fair value of PSUs granted	$ 91.33	$ 72.24	$ 81.39
Total fair value of PSUs vested	$ 73	$ 43	$ 35

As of December 31, 2025, there was $31 million of unrecognized compensation cost related to unvested PSUs, which is expected to be recognized over a weighted-average period of 1.0 years.

Stock Options

Option grants are designated as either non-statutory or incentive stock options. The exercise price of stock options may not be less than the fair market value of our common stock on the grant date and no stock option may have a term in excess of 10 years. Employee stock options generally vest over three or four years. Stock options may be settled in cash or in shares of our common stock, including a net issuance using shares otherwise purchasable under the option to pay the exercise price.

The following tables summarize activity and other information related to our stock options:

	Shares (in millions)	Weighted-Average Exercise Price (in dollars)	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)[1]
Outstanding as of December 31, 2024	11.8	$ 69.85		
Granted	1.5	$ 116.55		
Exercised	(3.8)	$ 70.38		
Forfeited	(0.7)	$ 83.85		
Expired	(0.1)	$ 102.24		
Outstanding as of December 31, 2025	8.7	$ 76.08	6.21	$ 407
Exercisable as of December 31, 2025	5.8	$ 67.54	5.23	$ 321
Expected to vest, net of estimated forfeitures as of December 31, 2025	2.8	$ 92.88	8.14	$ 82

[1] Aggregate intrinsic value represents the value of our closing stock price on the last trading day of the year in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

	Year Ended December 31,		
(in millions, except per share amounts)	2025	2024	2023
Weighted-average grant date fair value of stock options granted	$ 22.96	$ 13.70	$ 16.11
Total intrinsic value of options exercised	$ 142	$ 77	$ 25

We used the following weighted-average assumptions in the Black-Scholes model to calculate the estimated fair value of the stock option awards:

	Year Ended December 31,		
	2025	2024	2023
Expected volatility	24 %	25 %	26 %
Expected terms in years	5	5	5
Risk-free interest rate	3.9 %	4.1 %	4.1 %
Expected dividend yield	3.2 %	3.9 %	3.5 %

As of December 31, 2025, there was $40 million of unrecognized compensation cost related to stock options, which is expected to be recognized over an estimated weighted-average period of 1.9 years.

ESPP

Under our ESPP, employees can purchase shares of our common stock based on a percentage of their compensation subject to certain limits. The purchase price per share is equal to the lower of 85% of the fair market value of our common stock on the offering date or the purchase date. The ESPP offers a six-month look-back feature. ESPP purchases are settled with common stock from the ESPP's previously authorized and available pool of shares.

The following table summarizes our ESPP activity:

	Year Ended December 31,		
(in millions, except per share amounts)	2025	2024	2023
Shares issued	2	2	2
Amount paid by employees for shares	$ 143	$ 139	$ 129
Weighted-average grant date fair value of ESPP shares granted	$ 25.32	$ 15.76	$ 17.31
Total fair value of ESPP shares vested	$ 75	$ 27	$ 45

We used the following weighted-average assumptions in the Black-Scholes model to calculate the estimated fair value of the ESPP awards:

	Year Ended December 31,		
	2025	2024	2023
Expected volatility	28 %	25 %	24 %
Expected terms in years	0.5	0.5	0.5
Risk-free interest rate	4.2 %	5.2 %	5.1 %
Expected dividend yield	3.2 %	4.3 %	3.7 %

Deferred Compensation

We maintain a retirement saving plan under which eligible U.S. employees may defer compensation for income tax purposes under Section 401(k) of the Internal Revenue Code (the "Gilead Sciences 401k Plan"). In certain foreign subsidiaries, we maintain defined benefit plans as required by local regulatory requirements. Our total matching contribution expense under the Gilead Sciences 401k Plan and other defined benefit plans was $200 million, $204 million and $208 million for the years ended December 31, 2025, 2024 and 2023, respectively.

We maintain a deferred compensation plan under which our directors and key employees may defer compensation. Amounts deferred by participants are deposited into a rabbi trust. The total assets and liabilities associated with the deferred compensation plan were both approximately $406 million and $343 million as of December 31, 2025 and 2024, respectively.

14. EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share attributable to Gilead:

	Year Ended December 31,		
(in millions, except per share amounts)	2025	2024	2023
Net income attributable to Gilead	$ 8,510	$ 480	$ 5,665
Shares used in basic earnings per share attributable to Gilead calculation	1,244	1,247	1,248
Dilutive effect of equity-based awards	11	8	10
Shares used in diluted earnings per share attributable to Gilead calculation	1,255	1,255	1,258
Basic earnings per share attributable to Gilead	$ 6.84	$ 0.38	$ 4.54
Diluted earnings per share attributable to Gilead	$ 6.78	$ 0.38	$ 4.50

Potential shares of common stock excluded from the computation of Diluted earnings per share attributable to Gilead because their effect would have been antidilutive were 2 million, 5 million and 4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

15.   INCOME TAXES

Income before income taxes consists of the following:

(in millions)		Year Ended December 31, 2025		2024		2023
Domestic	$	8,310	$	(876)	$	5,467
Foreign		1,486		1,566		1,392
Income before income taxes	$	9,796	$	690	$	6,859

Income tax expense consists of the following:

(in millions)		Year Ended December 31, 2025		2024		2023
Federal:						
Current	$	820	$	1,495	$	1,781
Deferred		424		(1,562)		(1,126)
		1,244		(67)		655
State:						
Current		51		39		80
Deferred		(190)		(386)		170
		(139)		(347)		250
Foreign:						
Current		256		519		381
Deferred		(75)		106		(39)
		181		625		342
Income tax expense	$	1,286	$	211	$	1,247

In July 2025, the U.S. enacted tax reform legislation through the One Big Beautiful Bill ("OBBB") Act. Included in this legislation are provisions that restored immediate expensing of domestic R&D expenditures and certain capital expenditures and modified the U.S. taxation of profits derived from foreign operations. The OBBB Act had no material impact to our income tax expense for 2025.

The reconciliation between the federal statutory tax rate applied to Income before income taxes and our effective tax rate is summarized as follows[1]:

| (in millions, except percentages) | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax expense at U.S. federal statutory tax rate	$ 2,057	21.0 %	$ 145	21.0 %	$ 1,440	21.0 %
State taxes, net of federal benefit[2]	(138)	(1.4)%	(159)	(23.0)%	174	2.5 %
Foreign taxes:						
Ireland:						
Tax rate differential	(118)	(1.2)%	(67)	(9.7)%	(58)	(0.8)%
Other	—	— %	46	6.7 %	69	1.0 %
United Kingdom:						
Tax rate differential	*	*	*	*	5	0.1 %
Intercompany asset transfer	*	*	*	*	92	1.3 %
Other	*	*	*	*	16	0.2 %
Australia:						
Tax rate differential	*	*	7	1.0 %	*	*
Intercompany asset transfer	*	*	388	56.2 %	*	*
Valuation allowance	*	*	(101)	(14.6)%	*	*
Other	*	*	(44)	(6.4)%	*	*
Other foreign jurisdictions	(9)	(0.1)%	41	5.9 %	(30)	(0.4)%
Effect of cross-border tax laws:						
Global intangible low-taxed income	85	0.9 %	66	9.6 %	23	0.3 %
Foreign-derived intangible income	(85)	(0.9)%	(133)	(19.3)%	(143)	(2.1)%
U.S. taxation of foreign branches	9	0.1 %	(245)	(35.5)%	—	— %
Other	2	— %	14	2.0 %	13	0.2 %
Tax credits:						
R&D tax credits	(143)	(1.5)%	(144)	(20.9)%	(164)	(2.4)%
Other	(9)	(0.1)%	(13)	(1.9)%	(56)	(0.8)%
Changes in valuation allowance[3]	(538)	(5.5)%	588	85.2 %	38	0.6 %
Nontaxable or nondeductible items:						
Acquired IPR&D and related charges	65	0.7 %	810	117.4 %	88	1.3 %
Other	20	0.2 %	98	14.2 %	(2)	— %
Changes in unrecognized tax benefits	61	0.6 %	(427)	(61.9)%	(197)	(2.9)%
Other adjustments:						
Settlement of tax examinations	—	— %	251	36.4 %	(67)	(1.0)%
Legal entity restructuring	—	— %	(884)	(128.1)%	—	— %
Other	27	0.3 %	(26)	(3.8)%	6	0.1 %
Income tax expense / Effective tax rate	$ 1,286	13.1 %	$ 211	30.5 %	$ 1,247	18.2 %

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* Amounts did not meet the disaggregation threshold and therefore are included in Other foreign jurisdictions for this year instead of being broken out separately.

[1] Recurring items in this rate reconciliation table for 2024 are significantly impacted by the lower Income before income taxes for that year.

[2] Majority of 2025 state taxes related to Louisiana. Majority of 2024 and 2023 state taxes related to Tennessee.

[3] The amount in 2025 primarily relates to changes in realizability of a tax loss attribute related to a prior year legal entity restructuring.

Significant components of our deferred tax assets and liabilities are as follows:

(in millions)	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards	$ 266	$ 288
Stock-based compensation	83	84
Reserves and accruals not currently deductible	688	685
Excess of tax basis over book basis of intangible assets	776	910
Deductible acquired IPR&D payments	1,293	1,312
Research and other credit carryforwards	353	428
Equity investments	111	237
Liability related to future royalties	270	287
Capitalized R&D expenditures	1,773	2,173
Capital losses	187	590
Other, net	252	213
Total deferred tax assets before valuation allowance	6,052	7,207
Valuation allowance[(1)]	(676)	(1,217)
Total deferred tax assets	5,376	5,990
Deferred tax liabilities:		
Property, plant and equipment	(288)	(276)
Excess of book basis over tax basis of intangible assets	(3,209)	(3,836)
Equity investments	(92)	(81)
Other	(225)	(143)
Total deferred tax liabilities	(3,814)	(4,336)
Net deferred tax assets	$ 1,562	$ 1,654

[(1)] The valuation allowance decreased $541 million in 2025 primarily due to changes in realizability of a tax loss attribute related to a prior year legal entity restructuring. The valuation allowance increased $554 million in 2024 primarily due to capital losses, state research credits, and unrealized losses on our equity investments, partially offset by utilization of foreign net operating losses.

As of December 31, 2025, we had U.S. federal net operating loss and tax credit carryforwards of approximately $355 million and $45 million, respectively, which will start to expire in 2026 if not utilized. In addition, we had state net operating loss and tax credit carryforwards of approximately $3.3 billion and $1.1 billion, respectively, which will start to expire in 2026 and 2027, respectively, if not utilized. Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the Internal Revenue Code of 1986, as amended, and similar state provisions. This annual limitation may result in the expiration of the net operating losses and credits before utilization.

The following is a rollforward of our total gross unrecognized tax benefits:

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Beginning balance	$ 2,325	$ 1,962	$ 1,959
Tax positions related to current year:			
Additions	180	743	265
Tax positions related to prior years:			
Additions	243	190	109
Reductions	(669)	(298)	(315)
Settlements	—	(270)	(42)
Lapse of statute of limitations	(3)	(2)	(13)
Ending balance	$ 2,076	$ 2,325	$ 1,962

Of our total unrecognized tax benefits, $0.9 billion and $1.4 billion as of December 31, 2025 and 2024, respectively, if recognized, would reduce our effective tax rate in the period of recognition. Interest and penalties related to unrecognized tax benefits included income tax expenses of $43 million for the year ended December 31, 2025, and income tax benefits of $46 million and $35 million for the years ended December 31, 2024 and 2023, respectively, on our Consolidated Statements of Operations. Accrued interest and penalties related to unrecognized tax benefits were $176 million and $133 million as of December 31, 2025 and 2024, respectively.

We file federal, state and foreign income tax returns in the U.S. and in many foreign jurisdictions. These returns are subject to audit by the respective tax authorities. There are differing interpretations of tax laws and regulations, and as a result, significant disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income among various tax jurisdictions. We periodically evaluate our exposures associated with our tax filing positions. We are currently under or subject to potential examination for tax years 2019 and onwards for federal income tax purposes and 2016 and onwards for California state income tax purposes. We also have various other state and foreign tax examinations ongoing. For certain acquired entities, the statute of limitations is open for all years from inception due to our utilization of their net operating losses and credits carried over from prior years.

Income taxes paid (net of refunds received), disaggregated by jurisdiction, were as follows:

	Year Ended December 31,		
(in millions)	2025	2024	2023
Federal[1]	$ 2,492	$ 2,434	$ 3,411
State	230	107	152
Foreign:			
Australia[2]	253	*	*
Other	240	238	427
Total income taxes paid	$ 3,215	$ 2,779	$ 3,990

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*   Amounts did not meet the disaggregation threshold and therefore are included in Other for this year instead of being broken out separately.
[1]   Includes payments of $1.3 billion in 2025, $1.2 billion in 2024 and $0.9 billion in 2023 related to the transition tax on the mandatory deemed repatriation of foreign earnings in connection with the Tax Cuts and Jobs Act, with the final payment being made in 2025.
[2]   Australia tax payment in 2025 primarily relates to 2024 intercompany asset restructuring involving transfer of certain assets from a prior acquisition to the U.S.

16. SEGMENT INFORMATION

We have one operating segment which primarily focuses on the discovery, development and commercialization of innovative medicines in areas of unmet medical need. See Note 2. Revenues for disaggregation of our revenues by major products and by geography. Our Chief Executive Officer, as the chief operating decision-maker ("CODM"), uses Net income attributable to Gilead as the primary measure to evaluate performance, allocate resources to the operations of our company on an entity-wide basis and forecast future financial results. Managing and allocating resources on an entity-wide basis enables our CODM to assess the overall level of resources available and how to best deploy these resources across functions and R&D projects based on unmet medical need, scientific data, probability of technical and regulatory successful development, market potential and other considerations, and, as necessary, reallocate resources among our internal R&D portfolio and external opportunities to best support the long-term growth of our business. Our CODM is regularly provided with entity-wide expense categories similar to those found on our Consolidated Statements of Operations, as well as the following:

	Year Ended December 31,		
(in millions)	2025	2024	2023
Selling and marketing expenses	$ 3,522	$ 3,453	$ 3,272
General and administrative expenses	2,252	2,638	2,818
Selling, general and administrative expenses	$ 5,774	$ 6,091	$ 6,090

Asset information is not regularly provided to the CODM for assessing performance and allocating resources other than consolidated cash, cash equivalents and marketable debt securities, which can be found on our Consolidated Balance Sheets.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Gilead Sciences, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Gilead Sciences, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilead Sciences, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Mateo, California
February 24, 2026

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation as of December 31, 2025 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our "disclosure controls and procedures," which are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 2013 Internal Control-Integrated Framework. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm, Ernst & Young LLP, has audited our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and has issued a report on our internal control over financial reporting as of December 31, 2025. Its report on the audit of internal control over financial reporting appears above.

(c) Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated any changes in our internal control over financial reporting during the quarter ended December 31, 2025, to identify any change that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have an ongoing deployment of a new enterprise resource planning system ("ERP") as well as other related systems. We have made changes to our internal control over financial reporting to address the related processes and systems. We will continue to evaluate any further changes in our internal control over financial reporting over the course of the implementation of the new ERP and other related systems, which is scheduled to occur in phases over the next few years.

ITEM 9B. OTHER INFORMATION

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the quarter ended December 31, 2025, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as provided below, the information required by this Item is incorporated by reference to the sections of our Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with our 2026 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "The Gilead Board of Directors - Nominees," "Committees of Our Board of Directors," "Executive Officers," and, if applicable, "Delinquent Section 16(a) Reports."

Our written Code of Ethics applies to all of our directors and employees, including our executive officers, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Ethics is available on our website at www.gilead.com in the "Investors" section under "Governance - Governance Documents." We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

We have adopted policies and procedures, including an Insider Trading Policy, which together govern the purchase, sale, and/or other dispositions of our securities by directors, officers, employees and other covered persons, as well as by the Company. These policies and procedures are designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. Our Insider Trading Policy is included as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of the Proxy Statement under the headings "Executive Compensation," "Committees of Our Board of Directors," "Compensation and Talent Committee Report," and "Compensation of Non-Employee Board Members."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to Item 5 of our Annual Report on Form 10-K under the heading "Securities Authorized For Issuance Under Equity Compensation Plans" and the section of the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of the Proxy Statement under the headings "The Gilead Board of Directors" and "Board Processes."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the section of the Proxy Statement under the heading "Principal Accountant Fees and Services."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Index list to Consolidated Financial Statements:

(2) All other schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.

(3) Exhibits.

The following exhibits are filed herewith or incorporated by reference:

Exhibit Footnote	Exhibit Number	Description of Document
(1)	2.1	Agreement and Plan of Merger, dated February 11, 2024, among CymaBay Therapeutics, Inc., Registrant and Pacific Merger Sub, Inc.
(49)	2.2	Agreement and Plan of Merger, dated February 22, 2026, among Arcellx, Inc., Registrant and Ravens Sub, Inc.
(2)	3.1	Restated Certificate of Incorporation of Registrant
(3)	3.2	Amended and Restated Bylaws of Registrant
	4.1	Reference is made to Exhibit 3.1 and Exhibit 3.2
(4)	4.2	Indenture related to Senior Notes, dated as of March 30, 2011, between Registrant and Wells Fargo, National Association, as Trustee
(4)	4.3	First Supplemental Indenture related to Senior Notes, dated as of March 30, 2011, between Registrant and Wells Fargo, National Association, as Trustee (including form of Senior Notes)
(5)	4.4	Second Supplemental Indenture related to Senior Notes, dated as of December 13, 2011, between Registrant and Wells Fargo, National Association, as Trustee (including Form of 2041 Note)
(6)	4.5	Third Supplemental Indenture related to Senior Notes, dated as of March 7, 2014, between Registrant and Wells Fargo, National Association, as Trustee (including Form of 2044 Note)
(7)	4.6	Fourth Supplemental Indenture related to Senior Notes, dated as of November 17, 2014, between Registrant and Wells Fargo, National Association, as Trustee (including Form of 2045 Note)
(8)	4.7	Fifth Supplemental Indenture, dated as of September 14, 2015, between Registrant and Wells Fargo Bank, National Association, as Trustee (including Form of 2026 Note, Form of 2035 Note and Form of 2046 Note)
(9)	4.8	Sixth Supplemental Indenture, dated as of September 20, 2016, between Registrant and Wells Fargo Bank, National Association, as Trustee (including Form of 2027 Note, Form of 2036 Note and Form of 2047 Note)
(10)	4.9	Eighth Supplemental Indenture, dated as of September 30, 2020, between the Registrant and Wells Fargo Bank, National Association, as Trustee (including Form of 2027 Note, Form of 2030 Note, Form of 2040 Note, and Form of 2050 Note)
(11)	4.10	Ninth Supplemental Indenture, dated as of September 14, 2023, between the Registrant and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as Trustee (including Form of 2033 Note and Form of 2053 Note)
(44)	4.11	Tenth Supplemental Indenture, dated as of November 20, 2024, between the Company and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as Trustee (including Form of 2029 Note, Form of 2035 Note, Form of 2054 Note and Form 2064 Note)
(12)	4.12	Description of Registrant's Securities
(13)	10.1*	Gilead Sciences, Inc. 2004 Equity Incentive Plan, amended and restated May 10, 2017
(14)	10.2*	Amendment No. 1 to Gilead Sciences, Inc. 2004 Equity Incentive Plan, amended and restated May 10, 2017
(15)	10.3*	Gilead Sciences, Inc. 2022 Equity Incentive Plan
(16)	10.4*	Form of employee stock option agreement under 2004 Equity Incentive Plan (for grants made in 2011 through 2018)
(17)	10.5*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (for grants made in 2019)
(18)	10.6*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2019)
(19)	10.7*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2020)
(20)	10.8*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2021)
(21)	10.9*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)

(22)	10.10*	Form of global employee stock option agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)
(23)	10.11*	Form of global employee stock option agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants made in 2023)
(42)	10.12*	Form of global employee stock option agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants made in 2024)
(46)	10.13*	Form of global employee stock option agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants commencing in 2025)
(24)	10.14*	Form of non-employee director stock option agreement under 2004 Equity Incentive Plan (for grants made in 2014 through 2018)
(17)	10.15*	Form of non-employee director stock option agreement under 2004 Equity Incentive Plan (for grants made in 2019)
(25)	10.16*	Form of non-employee director stock option agreement under 2004 Equity Incentive Plan (for grants made in 2020 and 2021)
(22)	10.17*	Form of non-employee director stock option agreement under 2022 Equity Incentive Plan (for grants made in 2022)
(26)	10.18*	Form of non-employee director stock option agreement under 2022 Equity Incentive Plan (for grants made in 2023)
(43)	10.19*	Form of non-employee director stock option agreement under 2022 Equity Incentive Plan (for grants made in 2024)
(47)	10.20*	Form of non-employee director stock option agreement under 2022 Equity Incentive Plan (for grants commencing in 2025)
(23)	10.21*	Form of performance share award agreement - TSR Goals (U.S.) under 2022 Equity Incentive Plan (for grants made in 2023)
(42)	10.22*	Form of performance share award agreement - TSR Goals (U.S.) under 2022 Equity Incentive Plan (for grants made in 2024)
(46)	10.23*	Form of performance share award agreement - TSR Goals (U.S.) under 2022 Equity Incentive Plan (for grants commencing in 2025)
(23)	10.24*	Form of performance share award agreement - Revenue Goals (U.S.) under 2022 Equity Incentive Plan (for grants made in 2023)
(42)	10.25*	Form of performance share award agreement - Revenue Goals (U.S.) under 2022 Equity Incentive Plan (for grants made in 2024)
(46)	10.26*	Form of performance share award agreement – Adjusted EPS Growth Goals (U.S.) under 2022 Equity Incentive Plan (for grants commencing in 2025)
(21)	10.27*	Form of global employee restricted stock unit issuance agreement under 2004 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)
(22)	10.28*	Form of global employee restricted stock unit agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)
(23)	10.29*	Form of global employee restricted stock unit agreement under 2022 Equity Incentive Plan (4 year vest) (for grants made in 2023)
(42)	10.30*	Form of global employee restricted stock unit agreement under 2022 Equity Incentive Plan (4 year vest) (for grants made in 2024)
(46)	10.31*	Form of global employee restricted stock unit agreement under 2022 Equity Incentive Plan (4 year vest) (for grants commencing in 2025)
(43)	10.32*	Form of non-employee director restricted stock unit agreement under 2022 Equity Incentive Plan (for grants made in 2024)
(47)	10.33*	Form of non-employee director restricted stock unit agreement under 2022 Equity Incentive Plan (for grants commencing in 2025)
(25)	10.34*	Gilead Sciences, Inc. 2018 Equity Incentive Plan, amended and restated April 7, 2020
(27)	10.35*	Gilead Sciences, Inc. Employee Stock Purchase Plan, amended and restated January 25, 2023
(17)	10.36*	Gilead Sciences, Inc. 2005 Deferred Compensation Plan, amended and restated April 19, 2016
(48)	10.37*	Gilead Sciences, Inc. Severance Plan, amended and restated July 29, 2025
(28)	10.38*	Gilead Sciences, Inc. Corporate Annual Incentive Plan, amended and restated August 1, 2023
(29)	10.39*	Offer Letter between Registrant and Daniel O'Day, dated November 30, 2018
(17)	10.40*	Stock option agreement for Daniel O'Day under 2004 Equity Incentive Plan
(17)	10.41*	Form of restricted stock unit issuance agreement for Daniel O'Day (in 2019) under 2004 Equity Incentive Plan
(17)	10.42*	Offer Letter between Registrant and Johanna Mercier, dated May 21, 2019
(19)	10.43*	Global stock option agreement for Johanna Mercier (in 2019) under 2004 Equity Incentive Plan
(19)	10.44*	Restricted stock unit issuance agreement for Johanna Mercier (for Performance Objectives in 2019-2020) under 2004 Equity Incentive Plan
(19)	10.45*	Offer Letter between Registrant and Merdad Parsey, dated September 29, 2019
(19)	10.46*	Global stock option agreement for Merdad Parsey (in 2019) under 2004 Equity Incentive Plan
(45)	10.47*	Transition Services and General Release Agreement for Merdad Parsey, dated July 16, 2024
(23)	10.48*	Offer Letter between Registrant and Deborah Telman, dated June 2, 2022
(23)	10.49*	Global stock option agreement for Deborah Telman under 2022 Equity Incentive Plan
(23)	10.50*	Global restricted stock unit issuance agreement for Deborah Telman under 2022 Equity Incentive Plan (3 year vest)

(23)	10.51*	Global restricted stock unit issuance agreement for Deborah Telman under 2022 Equity Incentive Plan (4 year vest)
	10.52*,**	Severance and General Release Agreement between Registrant and Deborah Telman, dated November 16, 2025
(30)	10.53*	Form of Indemnity Agreement entered into between Registrant and its directors and executive officers
(30)	10.54*	Form of Employee Proprietary Information and Invention Agreement entered into between Registrant and certain of its officers and key employees
(31)	10.55*	Form of Employee Proprietary Information and Invention Agreement entered into between Registrant and certain of its officers and key employees (revised September 2006)
+(32)	10.56*	Amendment Agreement, dated October 25, 1993, between Registrant, the Institute of Organic Chemistry and Biochemistry (IOCB) and Rega Stichting v.z.w. (REGA), together with the following exhibits: the License Agreement, dated December 15, 1991, between Registrant, IOCB and REGA (the 1991 License Agreement); the License Agreement, dated October 15, 1992, between Registrant, IOCB and REGA (the October 1992 License Agreement); and the License Agreement, dated December 1, 1992, between Registrant, IOCB and REGA (the December 1992 License Agreement)
+(33)	10.57*	Amendment Agreement between Registrant and IOCB/REGA, dated December 27, 2000, amending the 1991 License Agreement and the December 1992 License Agreement
+(34)	10.58	Sixth Amendment Agreement to the License Agreement, between IOCB/REGA and Registrant, dated August 18, 2006, amending the October 1992 License Agreement and the December 1992 License Agreement
+(35)	10.59	Seventh Amendment Agreement to the License Agreement, between IOCB/REGA and Registrant, dated July 1, 2013, amending the October 1992 License Agreement and the December 1992 License Agreement
+(36)	10.60	Exclusive License Agreement by and between Registrant (as successor to Triangle Pharmaceuticals, Inc.), Glaxo Group Limited, The Wellcome Foundation Limited, Glaxo Wellcome Inc. and Emory University, dated May 6, 1999
+(37)	10.61	Royalty Sale Agreement by and among Registrant, Emory University and Investors Trust & Custodial Services (Ireland) Limited, solely in its capacity as Trustee of Royalty Pharma, dated July 18, 2005
+(37)	10.62	Amended and Restated License Agreement by and between Registrant, Emory University and Investors Trust & Custodial Services (Ireland) Limited, solely in its capacity as Trustee of Royalty Pharma, dated July 21, 2005
++(38)	10.63	Amended and Restated EVG License Agreement by and between Japan Tobacco Inc. and Registrant, dated November 29, 2018
++(38)	10.64	Master Agreement by and between Registrant, Gilead Sciences K.K. and Japan Tobacco Inc., dated November 29, 2018
+(39)	10.65	Amended and Restated Collaboration Agreement by and among Registrant, Gilead Sciences Ireland UC (formerly Gilead Sciences Limited) and Janssen R&D Ireland, dated December 23, 2014
+(40)	10.66	License Agreement by and among Kite Pharma, Inc., Cabaret Biotech Ltd. and Dr. Zelig Eshhar, dated December 12, 2013
++(18)	10.67	Option, License and Collaboration Agreement by and between Galapagos NV and Registrant, dated July 14, 2019
	19.1**	Insider Trading Policy, amended and restated November 5, 2025
	21.1**	Subsidiaries of Registrant
	23.1**	Consent of Independent Registered Public Accounting Firm
	24.1**	Power of Attorney (included on the signature page of this report)
	31.1**	Certification of Chief Executive Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
	31.2**	Certification of Chief Financial Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
	32***	Certifications of Chief Executive Officer and Chief Financial Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350)
(41)	97.1	Gilead Sciences, Inc. Compensation Recovery Policy
	101.INS**	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
	101.SCH**	Inline XBRL Taxonomy Extension Schema Document
	101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
	101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
	101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
	101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
	104	Cover Page Interactive Data File, formatted in Inline XBRL (included as Exhibit 101)

(1)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on February 12, 2024, and incorporated herein by reference.
(2)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 9, 2024, and incorporated herein by reference.
(3)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on August 4, 2025, and incorporated herein by reference.
(4)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on April 1, 2011, and incorporated herein by reference.
(5)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on December 13, 2011, and incorporated herein by reference.
(6)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on March 7, 2014, and incorporated herein by reference.
(7)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on November 17, 2014, and incorporated herein by reference.
(8)   Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 14, 2015, and incorporated herein by reference.

(9)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 20, 2016, and incorporated herein by reference.
(10)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 30, 2020, and incorporated herein by reference.
(11)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 14, 2023, and incorporated herein by reference.
(12)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and incorporated herein by reference.
(13)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 12, 2017, and incorporated herein by reference.
(14)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and incorporated herein by reference.
(15)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 5, 2022, and incorporated herein by reference.
(16)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference.
(17)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, and incorporated herein by reference.
(18)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, and incorporated herein by reference.
(19)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and incorporated herein by reference.
(20)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and incorporated herein by reference.
(21)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and incorporated herein by reference.
(22)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and incorporated herein by reference.
(23)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, and incorporated herein by reference.
(24)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, and incorporated herein by reference.
(25)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and incorporated herein by reference.
(26)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and incorporated herein by reference.
(27)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 5, 2023, and incorporated herein by reference.
(28)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and incorporated herein by reference.
(29)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on December 10, 2018, and incorporated herein by reference.
(30)	Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 33-55680), as amended, and incorporated herein by reference.
(31)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference.
(32)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, and incorporated herein by reference.
(33)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(34)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference.
(35)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, and incorporated herein by reference.
(36)	Filed as an exhibit to Triangle Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q/A filed on November 3, 1999, and incorporated herein by reference.
(37)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.
(38)	Filed as an exhibit to Registrant's Amendment No. 1 to Annual Report on Form 10-K/A filed on April 18, 2019, and incorporated herein by reference.
(39)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and incorporated herein by reference.
(40)	Filed as an exhibit to Kite Pharma, Inc.'s Registration Statement on Form S-1/A (No. 333-196081) filed on June 17, 2014, and incorporated herein by reference.
(41)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and incorporated herein by reference.
(42)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and incorporated herein by reference.
(43)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and incorporated herein by reference.
(44)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on November 20, 2024, and incorporated herein by reference.
(45)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and incorporated herein by reference.
(46)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, and incorporated herein by reference.
(47)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and incorporated herein by reference.
(48)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and incorporated herein by reference.
(49)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on February 23, 2026, and incorporated herein by reference.

*	Management contract or compensatory plan or arrangement.
**	Filed herewith.
***	Furnished herewith.
+	Certain confidential portions of this Exhibit were omitted by means of marking such portions with an asterisk (the Mark). This Exhibit has been filed separately with the Secretary of U.S. Securities and Exchange Commission without the Mark pursuant to Registrant's Application Requesting Confidential Treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
++	Certain portions of this Exhibit were omitted by means of marking such portions with the Mark because the identified portions are (i) private or confidential and (ii) not material.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILEAD SCIENCES, INC.

By: /s/ DANIEL P. O'DAY

Daniel P. O'Day
Chairman and Chief Executive Officer

Date: February 24, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel P. O'Day and Keeley M. Cain Wettan, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DANIEL P. O'DAY Daniel P. O'Day	Chairman and Chief Executive Officer *(Principal Executive Officer)*	February 24, 2026
/s/ ANDREW D. DICKINSON Andrew D. Dickinson	Chief Financial Officer *(Principal Financial Officer)*	February 24, 2026
/s/ ERIN E. BURKHART Erin E. Burkhart	Senior Vice President, Controllership and Chief Accounting Officer *(Principal Accounting Officer)*	February 24, 2026
/s/ JACQUELINE K. BARTON Jacqueline K. Barton, Ph.D.	Director	February 24, 2026
/s/ JEFFREY A. BLUESTONE Jeffrey A. Bluestone, Ph.D.	Director	February 24, 2026
/s/ SANDRA J. HORNING Sandra J. Horning, M.D.	Director	February 24, 2026
/s/ KELLY A. KRAMER Kelly A. Kramer	Director	February 24, 2026
/s/ TED W. LOVE Ted W. Love, M.D.	Director	February 24, 2026
/s/ HARISH MANWANI Harish Manwani	Director	February 24, 2026
/s/ JAVIER J. RODRIGUEZ Javier J. Rodriguez	Director	February 24, 2026
/s/ ANTHONY WELTERS Anthony Welters	Director	February 24, 2026